                                                                Registration No.


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                              FIRSTAR CORPORATION
            (Exact name of Registrant as specified in its charter)

         WISCONSIN                           6022               39-0711710
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer
incorporation or organization)  Classification Code No.)     Identification No.)
                               777 EAST WISCONSIN AVENUE
                               MILWAUKEE, WISCONSIN 53202
                                    (414) 765-4321
  (Address, including ZIP Code and telephone number, including area code, of registrant's principal executive officers)

      HOWARD H. HOPWOOD III                            COPY TO:
SENIOR VICE PRESIDENT & GENERAL COUNSEL         THOMAS O. MARTIN, ESQ.
      FIRSTAR CORPORATION                          DORSEY & WHITNEY
   777 EAST WISCONSIN AVENUE                    PILLSBURY CENTER SOUTH
  MILWAUKEE, WISCONSIN 53202                     220 SOUTH 6TH STREET
       (414) 765-5977                       MINNEAPOLIS, MINNESOTA 55402-1498
(Name, address, including ZIP Code,
 and telephone number, including area
   code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                                                  CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE PER   AGGREGATE OFFERING  REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED(1)            UNIT               PRICE              FEE
 Common Stock ($1.25 par value)    3,461,841 shares    $25.3573(2)        $87,782,941(2)       $30,271
 Preferred Share Purchase Rights   1,730,921 rights        (3)                 (3)                (3)

(1) Represents the maximum number of shares of Common Stock of Firstar Corporation ("Firstar") and associated preferred Share Purchase Rights issuable upon consummation of the merger of Investors Bank Corp. ("Investors") into Firstar Corporation of Minnesota as described herein. Each share of Firstar Common Stock issued will have attached thereto one-half of one Preferred Share Purchase Right.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933 based on the average of the high and low prices for Common Stock of Investors as reported on the Nasdaq National Market on January 6, 1995 ($22.00) and the 3,990,135 shares of Common Stock of Investors that may be outstanding at closing of the merger and which are the maximum number to be received by Firstar or cancelled in the merger. The value attributable to the Preferred Share Purchase Rights is reflected in the market price of the Firstar Common Stock to which the Rights are attached.
(3) The value attributable to the Preferred Stock Purchase Rights is reflected in the market price of the Firstar Common Stock to which the Rights are attached.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              FIRSTAR CORPORATION

                            CROSS-REFERENCE SHEET TO
                     PROXY STATEMENT-PROSPECTUS PURSUANT TO
                         RULE 501(B) OF REGULATION S-K


                                                                                                          LOCATION IN PROXY
           ITEM OF FORM S-4                                                                             STATEMENT-PROSPECTUS
           ----------------                                                                             --------------------


           A.     INFORMATION ABOUT THE TRANSACTION
                 1.  Forepart of Registration Statement and Outside Front Cover Page of
                     Prospectus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    Cross Reference Sheet; Outside Front
                                                                                                Cover Page of Proxy Statement-
                                                                                                Prospectus
                 2.  Inside Front and Outside Back Cover Pages of Prospectus   . . . . . . .    Available Information; Incorporation
                                                                                                of Certain Information by Reference
                 3.  Risk Factors, Ratio of Earnings to Fixed Charges and Other Information     Summary

                 4.  Terms of the Transaction  . . . . . . . . . . . . . . . . . . . . . . .    Summary; Proposed Merger
                 5.  Pro Forma Financial Information   . . . . . . . . . . . . . . . . . . .    Pro Forma Combining Financial
                                                                                                Statements
                 6.  Material Contacts with the Company Being Acquired   . . . . . . . . . .    Proposed Merger

                 7.  Additional Information Required for Reoffering by Persons and Parties                        *
                     Deemed to be Underwriters   . . . . . . . . . . . . . . . . . . . . . .
                 8.  Interests of Named Experts and Counsel  . . . . . . . . . . . . . . . .    Experts; Opinions
                 9.  Disclosure of Commission Position on Indemnification for Securities Act                      *
                     Liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


           B.    INFORMATION ABOUT THE REGISTRANT
                 10. Information with Respect to S-3 Registrants   . . . . . . . . . . . . .    Firstar Corporation; Comparative
                                                                                                Rights of Stockholders
                 11. Incorporation of Certain Information by Reference   . . . . . . . . . .    Incorporation of Certain Information
                                                                                                by Reference

                 12. Information with Respect to S-2 or S-3 Registrants  . . . . . . . . . .                      *
                 13. Incorporation of Certain Information by Reference   . . . . . . . . . .                      *
                 14. Information with Respect to Registrants other than S-3 or S-2                                *
                     Registrants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


           C.    INFORMATION ABOUT THE COMPANY BEING ACQUIRED
                 15. Information with Respect to S-3 Companies   . . . . . . . . . . . . . .                      *

                 16. Information with Respect to S-2 or S-3 Companies  . . . . . . . . . . .    Summary; Investors Bank Corp.;
                                                                                                Comparative Rights of Shareholders;
                                                                                                Index to Investors Bank Corp.
                                                                                                Financial Statements





__________________

* Omitted because answer to item is negative or item is not applicable.

                                                                                                          LOCATION IN PROXY
           ITEM OF FORM S-4                                                                             STATEMENT-PROSPECTUS
           ----------------                                                                             --------------------


                 17. Information with Respect to Companies other than S-3 or S-2 Companies                        *

           D.    VOTING AND MANAGEMENT INFORMATION
                 18. Information if Proxies, Consents and Authorizations are to be Solicited    Outside Front Cover Page of Proxy
                                                                                                Statement-Prospectus; Summary;
                                                                                                Meeting Information; Proposed Merger

                 19. Information if Proxies, Consents or Authorizations are not to be                             *
                     Solicited or in an Exchange Offer   . . . . . . . . . . . . . . . . . .





__________________

* Omitted because answer to item is negative or item is not applicable.

[Investors Logo]

                              INVESTORS BANK CORP.

                                                               February __, 1995

Dear Stockholder:

        We are pleased to enclose materials relating to a Special Meeting of Common Stockholders of Investors Bank Corp. ("Investors") to be held at _____ a.m. (local time), on ____________, March __, 1995, at
____________________________.

        The purpose of the meeting is to consider and vote on an Agreement and Plan of Reorganization among Firstar Corporation ("Firstar"), Firstar Corporation of Minnesota ("FCM"), a subsidiary of Firstar, and Investors, dated as of August 21, 1994, and the Plan of Merger attached thereto (together, the "Merger Agreements"), relating to the proposed merger (the "Merger") of Investors with and into FCM.

        Under the terms of the Merger Agreements and upon consummation of the Merger, each outstanding share of Investors' Common Stock, $0.01 par value ("Investors Common Stock"), will be converted into the right to receive .8676 of a share of Firstar Common Stock (including associated Preferred Share Purchase Rights) and each outstanding share of Investors' Cumulative Perpetual Preferred Stock, Series 1991, $.01 par value ("Investors Preferred Stock"), except such shares with respect to which appraisal rights have been perfected under Section 262 of the Delaware General Corporation Law, will be converted into the right to receive $27.50 plus accumulated and unpaid dividends on such stock, payable in cash.

        The Merger is intended to be tax-free to holders of Investors Common Stock for federal income tax purposes except as described under "PROPOSED MERGER--Certain Federal Income Tax Consequences" in the accompanying Proxy Statement-Prospectus. The Merger is expected to be taxable to holders of Investors Preferred Stock for federal income tax purposes.

        The enclosed Proxy Statement-Prospectus of Firstar and Investors contains a more complete description of the terms of the proposed Merger. You are urged to read the Proxy Statement-Prospectus carefully.

        THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENTS AS BEING IN THE BEST INTERESTS OF INVESTORS AND ITS STOCKHOLDERS AND RECOMMENDS THAT HOLDERS OF INVESTORS COMMON STOCK VOTE IN FAVOR OF THE MERGER. IN MAKING THIS RECOMMENDATION, THE BOARD OF DIRECTORS HAS CONSIDERED NUMEROUS FACTORS, INCLUDING, BUT NOT LIMITED TO, THE CONSIDERATION OFFERED BY FIRSTAR, THE STRUCTURE OF THE PROPOSED MERGER, WHICH IS DESIGNED TO MAKE THE MERGER TAX-FREE FOR FEDERAL INCOME TAX PURPOSES TO HOLDERS OF INVESTORS COMMON STOCK AND TO ALLOW HOLDERS OF INVESTORS COMMON STOCK TO PARTICIPATE IN THE FUTURE OF THE COMBINED ORGANIZATION, THE OPINION OF PIPER JAFFRAY INC. AS TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF INVESTORS COMMON STOCK IN THE MERGER AND THE RECENT RESULTS OF OPERATIONS AND FINANCIAL POSITION OF INVESTORS AND FIRSTAR.

        Whether or not you plan to attend the Special Meeting, holders of Investors Common Stock are asked to please fill out, sign, and date the enclosed proxy card, and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States. If you later find that you may be present at the Special Meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

                                        James M. Burkholder
                                        Chairman of the Board, President
                                        and Chief Executive Officer

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

[Investors Logo]


                              INVESTORS BANK CORP.

                              200 East Lake Street
                            Wayzata, Minnesota 55391

                          ___________________________

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH __, 1995

                          ___________________________



To the Stockholders of Investors Bank Corp.:

                 NOTICE IS HEREBY GIVEN that a special meeting of the holders of Common Stock of Investors Bank Corp., a Delaware corporation
("Investors")(such stock, "Investors Common Stock"), will be held at _________________________________________, on March __, 1995, at ____ a.m.
local time, for the following purposes:


                 1. To consider and vote upon the approval and adoption of an Agreement and Plan of Reorganization and a Plan of Merger (the "Merger Agreements"), each dated as of August 21, 1994, that provide for, among other things, the merger (the "Merger") of Investors with and into Firstar Corporation of Minnesota, a wholly owned subsidiary of Firstar Corporation, the conversion of the outstanding shares of Investors Common Stock into the right to receive shares of Firstar Corporation Common Stock and associated Preferred Share Purchase Rights, and the conversion of the outstanding shares of Investors' Cumulative Perpetual Preferred Stock, Series 1991, $.01 par value ("Investors Preferred Stock"), into the right to receive cash as described in the Proxy Statement-Prospectus accompanying this notice; and

                 2. To transact such other business as may properly be brought before the Special Meeting or any adjournments thereof.

                 The close of business on ___________, 1995 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Please note that holders of Investors Preferred Stock are not entitled to vote on the Merger Agreements but are entitled to receive this notice of the Special Meeting.

                 Holders of Investors Preferred Stock have the statutory right, if the Merger is consummated, to receive payment in cash for the "fair value" of their shares of Investors Preferred Stock upon compliance with the provisions of Section 262 of the Delaware General Corporation Law. To perfect these appraisal rights, a holder of Investors Preferred Stock must deliver a written demand for appraisal before the vote on the Merger by the holders of Investors Common Stock is taken and must otherwise comply with this statute. A copy of Section 262 of the Delaware General Corporation Law is attached as Appendix A to the Proxy Statement-Prospectus.

                 The Special Meeting may be postponed or adjourned from time to time by announcement at the Special Meeting of such postponement or adjournment, and any and all business for which notice is hereby given may be transacted at the postponed or adjourned Special Meeting.

                 THE BOARD OF DIRECTORS OF INVESTORS BELIEVES THE PROPOSED MERGER IS IN THE BEST INTERESTS OF INVESTORS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE COMMON STOCKHOLDERS OF INVESTORS VOTE "FOR" PROPOSAL NUMBER (1) ABOVE.

                 Whether or not you plan to attend the Special Meeting, holders of Investors Common Stock are asked to please complete, date and sign the enclosed proxy, which is solicited by the Board of Directors of Investors, and return it promptly in the accompanying envelope. The giving of such proxy does not affect your right to vote in person in the event you attend the Special Meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the Proxy Statement-Prospectus.

                                        By Order of the Board of Directors,



                                        James M. Burkholder, Chairman of the
                                               Board

Wayzata, Minnesota
February __, 1995


PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

[Firstar Logo]                                                  [Investors Logo]

                                PROXY STATEMENT

                              INVESTORS BANK CORP.
                              200 EAST LAKE STREET
                            WAYZATA, MINNESOTA 55391
                                 (602) 475-8500

                     SPECIAL MEETING OF COMMON STOCKHOLDERS

                              ____________________

                                   PROSPECTUS

                              FIRSTAR CORPORATION


                              ____________________

                 This Proxy Statement-Prospectus is being furnished to the stockholders of Investors Bank Corp., a Delaware corporation ("Investors"), in connection with the solicitation of proxies of common stockholders of Investors by the Board of Directors of Investors for use at the special meeting of such holders to be held on March __, 1995, at [place], [address], commencing at [time], local time, and any adjournments or postponements thereof (the "Special Meeting"). At the Special Meeting, holders of Investors' common stock, $0.01 par value ("Investors Common Stock"), will consider and vote upon the approval and adoption of an Agreement and Plan of Reorganization dated as of August 21, 1994, among Investors, Firstar Corporation, a Wisconsin corporation ("Firstar"), and Firstar Corporation of Minnesota, a Minnesota corporation and wholly owned subsidiary of Firstar ("FCM"), and a related Plan of Merger, dated as of August 21, 1994, by and among Investors, FCM and Firstar, (together the "Merger Agreements"), which provide for the merger of Investors with and into FCM (the "Merger").

                 Under the Merger Agreements, each outstanding share of Investors Common Stock will be converted into the right to receive 0.8676 of a share of common stock of Firstar, $1.25 par value, and associated Preferred Share Purchase Rights (collectively referred to herein as "Firstar Common Stock"). Each outstanding share of Investors' Cumulative Perpetual Preferred Stock, Series 1991, $.01 par value ("Investors Preferred Stock"), except shares of Investors Preferred Stock with respect to which appraisal rights have been perfected under Section 262 of the Delaware General Corporation Law ("DGCL"), will be converted into the right to receive $27.50, plus accumulated and unpaid dividends on such stock, in cash. For federal income tax purposes, the Merger is expected to be tax-free to holders of Investors Common Stock (except with respect to cash received in lieu of fractional shares of Firstar Common Stock) and taxable to holders of Investors Preferred Stock. For a more complete description of the Merger Agreements and the terms of the Merger, see "PROPOSED MERGER."

                 This Proxy Statement-Prospectus also constitutes a prospectus of Firstar with respect to shares of Firstar Common Stock to be issued in the Merger in exchange for outstanding shares of Investors Common Stock.

                               __________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

        Copies of this Proxy Statement-Prospectus are first being mailed to stockholders of Investors on or about February __, 1995.


       The date of this Proxy Statement-Prospectus is February __, 1995.

                               __________________

                             AVAILABLE INFORMATION



                 Firstar and Investors are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Regional Offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, Firstar Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange, and reports, proxy statements and other information filed by Firstar with such exchanges may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605. Investors Common Stock and Investors Preferred Stock are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning Investors may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                 This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which Firstar has filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Firstar, Investors and the securities offered hereby.

                 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRSTAR, FCM OR INVESTORS. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRSTAR, FCM OR INVESTORS SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE



                 THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF DOCUMENTS RELATING TO FIRSTAR, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM MR. WILLIAM
H. RISCH, SENIOR VICE PRESIDENT-FINANCE AND TREASURER, FIRSTAR CORPORATION, 777 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202 (TELEPHONE (414) 765-4985). COPIES OF DOCUMENTS RELATING TO INVESTORS, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE WITHOUT CHARGE FROM FRANCES M. JACOBS, ASSISTANT VICE PRESIDENT--ADMINISTRATION, INVESTORS BANK CORP., 200 EAST LAKE STREET, WAYZATA, MINNESOTA, 55391 (TELEPHONE (612) 475-8720). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ______________, 1995.

                 The following documents filed with the Commission are incorporated herein by reference:

                 (a) Firstar's Annual Report on Form 10-K for the year ended December 31, 1993;

                 (b) Firstar's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994;

                 (c) the description of Firstar Common Stock (including the Preferred Share Purchase Rights) contained in Firstar's registration statements filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description;

                 (d) Investors' Annual Report on Form 10-K for the year ended December 31, 1993;

                 (e) Investors' Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994; and

                 (f)      Investors' Current Report on Form 8-K filed August
        25, 1994.

                 All documents filed by Firstar pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting will be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the date of filing of the documents.

                 Any statement contained in a document incorporated by reference herein or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                              FIRSTAR CORPORATION
                                      AND
                              INVESTORS BANK CORP.
                           PROXY STATEMENT-PROSPECTUS

                              TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
        The Companies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
        Proposed Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
        The Meeting   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
        Vote Required; Voting Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
        Recommendation of the Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . .    7
        Opinion of Investment Banker  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
        Appraisal Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
        Certain Federal Income Tax Consequences of the Merger   . . . . . . . . . . . . . . . . . . .    7
        Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
        Date of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
        Regulatory Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
        Dividends on Investors Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
        Management and Operations After the Merger  . . . . . . . . . . . . . . . . . . . . . . . . .    9
        Waivers and Amendments to the Merger Agreements   . . . . . . . . . . . . . . . . . . . . . .    9
        Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
        Termination Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
        Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . . . . . . . . . . . .   10
        Resales of Firstar Common Stock by Affiliates   . . . . . . . . . . . . . . . . . . . . . . .   10
        Preferred Share Purchase Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
        Markets and Market Prices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
        Comparative Per Common Share Data   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
        Historical and Pro Forma Selected Financial Contributions   . . . . . . . . . . . . . . . . .   13
        Selected Consolidated Financial Data of Firstar   . . . . . . . . . . . . . . . . . . . . . .   14
        Selected Consolidated Financial Data of Investors   . . . . . . . . . . . . . . . . . . . . .   15

MEETING INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
        Date, Place and Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
        Record Date; Voting Required and Revocation of Proxies  . . . . . . . . . . . . . . . . . . .   16
        Voting Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
        Solicitation of Proxies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
        Background of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
        Reasons for the Merger; Recommendation of Investors Board of Directors  . . . . . . . . . . .   21
        Opinion of Investment Banker  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
        Terms of the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
        Restricted Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
        Options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
        Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
        Effective Time of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
        Surrender of Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
        Conditions to the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
        Regulatory Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
        Business Pending the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
        Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
        Termination, Amendment and Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
        Management and Operations After the Merger  . . . . . . . . . . . . . . . . . . . . . . . . .   33


                                                                                                       Page
                                                                                                       ----
        Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . . . . . . . . . . . .   33
        Effect on Employee Benefits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   34
        Rights Plan   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
        Termination Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
        Certain Federal Income Tax Consequences   . . . . . . . . . . . . . . . . . . . . . . . . . .   35
        Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
        Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
        Resale of Firstar Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   38
        Appraisal Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   38

COMPARATIVE RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39
        Capital Stock   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39
        Preferred Share Purchase Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   40
        Appraisal Rights and Dissenters' Rights   . . . . . . . . . . . . . . . . . . . . . . . . . .   41
        Assessability; Potential Liability For Wages  . . . . . . . . . . . . . . . . . . . . . . . .   41
        Takeover Statutes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   41
        Directors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
        Liability of Directors; Indemnification   . . . . . . . . . . . . . . . . . . . . . . . . . .   43
        Action Without A Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44
        Amendment of Corporate Charter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44
        Shareholder Derivative Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45

FIRSTAR CORPORATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
        Competition   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
        Supervision   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
        Other Acquisitions and Transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
        Incorporation of Certain Information by Reference   . . . . . . . . . . . . . . . . . . . . .   48

INVESTORS BANK CORP.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   48
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   48
        Management's Discussion and Analysis of Financial Condition and Results of Operations   . . .   53
        Incorporation of Certain Information by Reference   . . . . . . . . . . . . . . . . . . . . .   70

OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   70

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   70

STOCKHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   70

PRO FORMA COMBINING FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   72

INDEX TO INVESTORS FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

APPENDIX A       -  Section 262 of the Delaware General Corporation Law
APPENDIX B       -  Merger Agreements
APPENDIX C       -  Fairness Opinion of Piper Jaffray Inc.

                                    SUMMARY


                 The following is a brief summary of certain information with respect to matters to be considered at the Special Meeting of holders of Investors Common Stock. As used in this Proxy Statement-Prospectus, the terms "Firstar" and "Investors" refer to such corporations, respectively, and except where the context otherwise requires, such entities and their respective subsidiaries. All information concerning Firstar included in this Proxy Statement-Prospectus has been furnished by Firstar, and all information concerning Investors has been furnished by Investors. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement of Investors and Prospectus of Firstar, including the appendices hereto (this "Proxy Statement-Prospectus"), and the documents incorporated in this Proxy Statement-Prospectus by reference. Stockholders are urged to review carefully the entire Proxy Statement-Prospectus.

THE COMPANIES

Firstar Corporation and Firstar Corporation of Minnesota

                 Firstar, a Wisconsin corporation, whose common stock is listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange, is a multi-bank holding company organized in 1929. The principal assets of Firstar are investments in [31] banks with offices located in the states of Wisconsin, Minnesota, Illinois, Iowa and Arizona. On September 30, 1994, Firstar had consolidated total assets of $14.3 billion and stockholders' equity of $1.2 billion. Firstar's principal executive offices are located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 (telephone: (414) 765-4321). See "FIRSTAR CORPORATION." FCM, a wholly owned subsidiary of Firstar, owns one bank with [24] offices located in Minnesota.

Investors Bank Corp.

                 Investors, a Delaware corporation, is a unitary savings and loan holding company that commenced operations in 1984. The principal asset of Investors is its investment in Investors Savings Bank, F.S.B. ("Investors Bank"), a federally chartered savings bank with 12 retail banking offices in the Minneapolis-St. Paul area. On September 30, 1994, Investors had consolidated total assets of $1.1 billion and stockholders' equity of $54 million. Investors' principal executive offices are located at 200 East Lake Street, Wayzata, Minnesota 55391 (telephone (612) 475-8500). See "INVESTORS BANK CORP."

PROPOSED MERGER

                 Firstar, Investors and FCM have entered into an Agreement and Plan of Reorganization dated as of August 21, 1994 and a related Plan of Merger dated as of August 21, 1994, providing, among other things, for the merger of Investors with and into FCM, as a result of which Firstar will directly own 100% of the stock of the surviving corporation, FCM. If the Merger is consummated, Investors stockholders will no longer hold any interests in Investors other than indirectly through their interests in Firstar Common Stock. After the Merger, the rights of Investors' stockholders will be governed by Wisconsin law and the Restated Articles of Incorporation and Bylaws of Firstar. See "PROPOSED MERGER."

                 Upon consummation of the Merger, each outstanding share of Investors Common Stock will be converted into 0.8676 of a share of Firstar Common Stock, subject to the payment of cash in lieu of fractional shares (such ratio, the "Exchange Ratio"), and each outstanding share of Investors Preferred Stock, except for shares as to which appraisal rights are perfected, will be converted into $27.50 plus any accumulated and unpaid dividends on such stock, payable in cash. See "PROPOSED MERGER-- Terms of the Merger"; "--Restricted Stock"; "-- Options"; and "--Warrants."

THE MEETING

                 The Special Meeting of the holders of Investors Common Stock will be held at _____________________________________, on March __, 1995 at
____ _.m., local time. The close of business on ____________, 1995 is the record date (the "Record Date") for determining the stockholders of record of Investors entitled to notice of and, in the case of holders of Investors Common Stock, to vote at the Special Meeting and any postponement or adjournments thereof. The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Merger Agreements. For additional information relating to the Special Meeting, see "MEETING INFORMATION."

VOTE REQUIRED; VOTING AGREEMENTS

                 The DGCL requires that the Merger Agreements be approved by the affirmative vote of holders of a majority of the outstanding shares of Investors Common Stock entitled to vote at the Special Meeting. As of the Record Date, there were outstanding __________ shares of Investors Common Stock, each of which is entitled to one vote. Holders of Investors Preferred Stock are entitled to notice of the Special Meeting but are not entitled to vote on the Merger Agreements.

                 As of the Record Date, directors and executive officers of Investors and their affiliates owned beneficially approximately _____% of the outstanding shares of Investors Common Stock. Each director and executive officer of Investors has entered into an agreement with Firstar (a "Voting Agreement") to vote his or her shares of Investors Common Stock in favor of the Merger. A total of ____ shares of Investors Common Stock are covered by the Voting Agreements. As of the Record Date, directors and executive officers of Firstar owned no shares of Investors Common Stock. See "MEETING INFORMATION--Record Date; Voting and Revocation of Proxies"; and "--Voting Agreements."

RECOMMENDATION OF THE BOARD OF DIRECTORS

                 THE BOARD OF DIRECTORS OF INVESTORS UNANIMOUSLY RECOMMENDS THAT INVESTORS' COMMON STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENTS. The Board, after consideration of the terms and conditions of the Merger Agreements and other factors deemed relevant by the Board, including the opinion of Piper Jaffray Inc., believes that the terms of the Merger Agreements are fair and that the Merger is in the best interest of Investors and its stockholders. See "PROPOSED MERGER--Reasons for the Merger; Recommendation of Investors Board of Directors"; and "--Background of the Merger."

OPINION OF INVESTMENT BANKER

                 Piper Jaffray Inc. has rendered its opinion to the Board of Directors of Investors that, as of the date of its opinion, the consideration to be received by the holders of Investors Common Stock upon consummation of the Merger was fair, from a financial point of view, to such stockholders. The opinion of Piper Jaffray Inc., attached as Appendix C to this Proxy Statement-Prospectus, sets forth the assumptions made, the matters considered, and the limitations in the review undertaken in rendering such opinion. See "PROPOSED MERGER--Opinion of Investment Banker."

APPRAISAL RIGHTS

                 Pursuant to Section 262(b)(1) of the DGCL, holders of Investors Common Stock will not have any rights of appraisal as a result of the matters to be voted upon at the Special Meeting. Pursuant to Section 262 of the DGCL, holders of Investors Preferred Stock may elect to have the "fair value" of their shares of Investors Preferred Stock (determined in accordance with Delaware law) individually appraised and paid to them, if the Merger is consummated and if they comply with the requirements of Section 262 of the DGCL, a copy of which is attached hereto as Appendix A. Any deviation from such requirements may result in the loss of appraisal rights. See "PROPOSED MERGER--Appraisal Rights" and Appendix A.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

                 The Merger is expected to qualify for federal income tax purposes as a tax-free reorganization. Investors has received an opinion from Foley & Lardner, counsel to Firstar, to the effect that the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to customary assumptions and representations. Consummation of the Merger is conditioned on such opinion not having been withdrawn or modified in any material respect prior to such consummation. Such opinion, however, is not binding on the Internal Revenue Service. In the event the Merger qualifies as a tax-free reorganization, (a) holders of Investors Common Stock will generally recognize no gain or loss for federal income tax purposes as a result of the exchange of their Investors Common Stock for Firstar Common Stock, except that gain may be recognized in the event they receive cash in lieu of fractional shares of Firstar Common Stock, and (b) holders of Investors Preferred Stock will recognize gain or loss for federal income tax purposes as a result of their receipt of cash for their shares of stock in the Merger or pursuant to the exercise of their statutory appraisal rights. See "PROPOSED MERGER--Certain Federal Income Tax Consequences."

                 INVESTORS STOCKHOLDERS SHOULD READ CAREFULLY THE DISCUSSION SET FORTH UNDER "PROPOSED MERGER--CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL, STATE, LOCAL AND ANY OTHER APPLICABLE TAX LAWS.

ACCOUNTING TREATMENT

                 Firstar anticipates that the Merger will be accounted for as a pooling-of-interests. See "PROPOSED MERGER--Accounting Treatment."

DATE OF MERGER

         The Merger Agreements provide that the Merger will be consummated on a date (the "Closing Date") within five business days after the latest to occur of (a) expiration of the statutory 15-day to 30-day waiting periods after approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and approval of the proposed merger of Investors Bank into FCM's subsidiary, Firstar Bank of Minnesota, N.A. ("Firstar Bank") (such bank-level merger, the "Bank Merger"), and related transactions by the United States Comptroller of the Currency ("OCC"), (b) approval of certain transactions related to the Bank Merger by the Office of Thrift Supervision of the Department of the Treasury ("OTS"), and (c) the Special Meeting, or on another mutually agreed upon date. [It is presently anticipated that the Merger will be consummated in ___________________, 1995.] See "PROPOSED MERGER--Effective Time of the Merger"; "--Conditions to the Merger"; and "-- Regulatory Approvals."

REGULATORY APPROVALS

                 The Merger is conditioned upon prior approval by the Federal Reserve Board and prior approval of the Bank Merger and related transactions by the OCC and in certain instances by the OTS. Firstar's application to the Federal Reserve Board seeking approval of the Merger and related matters was accepted for filing on December 29, 1994. Investors and Firstar submitted applications to the OCC on January __, 1995 to approve the Bank Merger and related transactions. Investors submitted notice filings to the OTS on January ___, 1995, in connection with certain transactions related to the Bank Merger. There are no assurances that all required regulatory approvals will be obtained or when such required approvals will be obtained. See "PROPOSED MERGER--Effective Time of the Merger"; "--Conditions to the Merger"; and "--Regulatory Approvals."

DIVIDENDS ON INVESTORS STOCK

                 Under the Merger Agreements, Investors is allowed to declare regular quarterly cash dividends on Investors Common Stock at a rate not in excess of $.125 per share (but cannot declare or pay such dividends for a quarter in which the holders of Investors Common Stock will receive dividends on the Firstar Common Stock they receive in the Merger), and regular quarterly cash dividends on Investors Preferred Stock as required by Investors' currently effective Certificate of Incorporation.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

                 In the Merger, Investors will be merged into FCM and the separate corporate existence of Investors will cease. FCM, as the surviving corporation in the Merger and a wholly owned subsidiary of Firstar, will continue operations. The officers and directors of FCM prior to the Merger will continue as the officers and directors of the surviving corporation, except that James M. Burkholder, President and Chief Executive Officer of Investors, will be elected to the Board of Directors of FCM and Firstar Bank. Investors Bank will merge into Firstar Bank. After the Bank Merger, Firstar Bank's management will be drawn from the officers of both banks and its Board of Directors will consist of the same directors as just before the Bank Merger, except that Mr. Burkholder will be added to the Board. Mr. Burkholder will also become President and Chief Executive Officer of Firstar's mortgage banking subsidiary, Firstar Home Mortgage Corporation. See "PROPOSED MERGER--Management and Operations of Investors After the Merger"; and "--Interests of Certain Persons in the Merger."

WAIVERS AND AMENDMENTS TO THE MERGER AGREEMENTS

                 Firstar, FCM and Investors may amend, modify or waive certain terms and conditions of the Merger Agreements. Any such action taken by Investors following a favorable vote by its holders of Investors Common Stock at the Special Meeting may be taken only if the action would not have an adverse effect on its stockholders, change the amount or kind of consideration in the Merger or have a similar effect. See "PROPOSED MERGER--Termination, Amendment and Waiver."

TERMINATION

                 The Merger may be abandoned (i) by mutual consent of Firstar and Investors at any time before the Merger takes place, (ii) by either Firstar or Investors if (a) the Merger has not taken place by August 15, 1995; (b) any warranty or representation made by the other party in the Merger Agreements is discovered to have become untrue in any material respect; (c) the other party commits one or more material breaches of the Merger Agreements; (d) any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable; (e) the Federal Reserve Board, the OCC or the OTS has denied approval of or objected to the Merger, the Bank Merger or related transactions and neither Firstar nor Investors has filed a petition seeking review of such order within 30 days; or (f) the Merger Agreements and the Merger are not duly approved by the holders of Investors Common Stock after a vote thereon at the Special Meeting; (iii) by Firstar if any person shall have commenced a tender offer or exchange offer for 20% or more of the Investors Common Stock or Investors' Board shall have withdrawn, modified or changed its recommendation of the Merger or the Merger Agreements; (iv) automatically after certain instances in which Investors pays Firstar the Termination Fee defined below, or (v) by Investors (a) in the event of certain offers to acquire Investors and payment of the Termination Fee, or (b) on either of the two trading days occurring immediately after the ten consecutive trading days ending at the end of the third business day preceding the date of the Special Meeting if (1) the average of the daily closing prices of a share of Firstar Common Stock during such ten trading days is less than $29.00 and
(2) the percentage decline in the average price of the Firstar Common Stock since August 19, 1994 is greater than the percentage decline in the weighted average price of a selected group of bank stocks plus .125 (the "walk-away" provision). The average daily closing price for Firstar Common Stock for the ten trading days ended February __, 1995 was $___, a percentage [decline] [increase] of ___% from August 19, 1994. The percentage [decline] [increase] in the weighted average price of the selected group of bank stocks over the same period was approximately ___%. See "PROPOSED MERGER--Termination, Amendment and Waiver" for important information concerning these termination rights, including the "walk-away" provision and the enforcement or waiver thereof by Investors.

TERMINATION FEE

                 Under the Merger Agreements, upon the occurrence of specified events ("Trigger Events"), Investors must pay Firstar a fee of $4,500,000 (the "Termination Fee"). The Trigger Events relate generally to offers by, or transactions or proposed transactions with, third parties, acquisition of specified percentages of Investors' voting stock by third parties, and solicitation of proxies in opposition to the Merger, none of which has occurred as of the date hereof, to the best of Firstar's and Investors' knowledge. The Termination Fee may discourage offers to acquire Investors and is intended to increase the likelihood that the Merger will be consummated. See "PROPOSED MERGER-- Termination Fee"; and "--Expenses."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

                 The Merger Agreements provide that Firstar and Firstar Bank will appoint James M. Burkholder as President and Chief Executive Officer of Firstar Home Mortgage Corporation and elect Mr. Burkholder to the Board of Directors of FCM and of Firstar Bank. Further, other directors, executive officers and employees of Investors will have an interest in the Merger under certain employment and severance agreements, option agreements, restricted stock agreements and indemnification provisions assumed or executed by Firstar and effective upon consummation of the Merger. See "PROPOSED MERGER--Management and Operations of Investors after the Merger"; and "--Interests of Certain Persons in the Merger."

RESALES OF FIRSTAR COMMON STOCK BY AFFILIATES

                 Resales of Firstar Common Stock issued to "affiliates" of Investors in connection with the Merger have not been registered under applicable securities laws in connection with the Merger. Such shares may only be sold (a) under a separate registration for distribution (which Firstar has not agreed to provide), (b) pursuant to Rule 145 under the Securities Act of 1933, as amended, or (c) pursuant to some other exemption from registration. See "PROPOSED MERGER--Resale of Firstar Common Stock."

PREFERRED SHARE PURCHASE RIGHTS

                 Firstar has adopted a Shareholder Rights Plan, pursuant to which each share of Firstar Common Stock, including the Firstar Common Stock to be issued in the Merger, entitles its holder to one-half of a right ("Preferred Share Purchase Right") to purchase one one-hundredth of a share of Firstar's Series C Preferred Stock under certain limited circumstances. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Firstar without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by Firstar's Board of Directors prior to the time that the Rights have become nonredeemable. See "COMPARATIVE RIGHTS OF STOCKHOLDERS."

MARKETS AND MARKET PRICES

                 Firstar Common Stock is listed on the NYSE and the Chicago Stock Exchange. Investors Common Stock and Investors Preferred Stock are quoted on the Nasdaq National Market.

                 The following table sets forth the closing price per share of Firstar Common Stock as reported on the Consolidated Tape System for NYSE stock and the last reported sale price per share of Investors Common Stock as reported on the Nasdaq National Market on the dates set forth, which include August 19, 1994, the last trading day preceding public announcement of the Merger, and _________ __, 1995, the latest practicable trading day before the printing of this Proxy Statement-Prospectus. See "PROPOSED MERGER--Terms of the Merger."

                                              Firstar          Investors
                                              Common           Common
                                               Stock              Stock
                                              -------          -----------

   Market Value Per Share at:
            August 19, 1994                   $    .           $    .
            September 30, 1994                $    .           $    .
            December 31, 1994                 $    .           $    .
            ___________, 1995                 $    .           $    .


                 Because of publicity regarding the potential Merger, Investors issued a press release on August 18, 1994 to announce that it was engaged in negotiations with Firstar. Accordingly, Investors believes that the market price on the 19th reflects speculation as to the likelihood of the consummation of the Merger or a similar transaction and the anticipated price. See "PROPOSED MERGER--Background of the Merger."

                 No assurance can be given as to the market prices of Firstar Common Stock or Investors Common Stock at any time before the Merger becomes effective or as to the market price of Firstar Common Stock at any time thereafter. Because the Exchange Ratio is fixed, it will not compensate holders of Investors Common Stock for decreases in the market price of Firstar Common Stock which could occur before the Merger becomes effective. As a result, in the event the market price of Firstar Common Stock decreases, the value of the Firstar Common Stock to be received in the Merger in exchange for Investors Common Stock would decrease. In the event the market price of Firstar Common Stock instead increases, the value of the Firstar Common Stock to be received in the Merger in exchange for Investors Common Stock would increase. Investors' stockholders should note that in certain circumstances Investors may, at its option, terminate the Merger Agreements before they take effect pursuant to the walk-away provision. See "PROPOSED MERGER--Termination, Amendment and Waiver." Investors' stockholders are advised to obtain current market quotations for Firstar Common Stock and Investors Common Stock.

                 Following the Merger, Investors Common Stock will no longer exist and, as a result, will no longer be quoted on the Nasdaq National Market.

COMPARATIVE PER COMMON SHARE DATA

                 The following table presents selected comparative unaudited per common share data for Firstar Common Stock and Investors Common Stock as of and for the three years ended December 31, 1993 and as of and for the nine months ended September 30, 1994 on a historical and pro forma combined basis and for Investors Common Stock on a pro forma equivalent basis giving effect to the Merger accounted for as a pooling-of-interests. For a description of the pooling-of-interests accounting basis with respect to the Merger and the related effects on the historical financial statements of Firstar, see "PROPOSED MERGER--Accounting Treatment." The information is derived from the consolidated historical financial statements of Firstar and Investors, including the related notes thereto, incorporated by reference into or included in this Proxy Statement-Prospectus, and the pro forma financial statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and the related notes thereto. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE", "PRO FORMA COMBINING FINANCIAL STATEMENTS" and "INDEX TO INVESTORS FINANCIAL STATEMENTS."

                 This information is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger been consummated prior to the periods indicated.

                                      NINE MONTHS                    YEARS ENDED DECEMBER 31,
                                        ENDED                   ----------------------------------
                                    SEPTEMBER 30, 94            1993            1992            1991
                                    ----------------            ----            ----            ----
 Firstar - Historical:
   Net income  . . . . . . . . .           $2.36                 $3.15            $2.62         $2.14
   Cash dividends declared . . .             .86                  1.00              .80           .705
   Book value (at period end)  .           19.37                 17.96            15.94         14.17
 Investors - Historical:
   Net income  . . . . . . . . .           $1.86                 $2.49            $1.98         $1.51
   Cash dividends declared . . .             .38                   .38              .18          -
   Book value (at period end)  .           13.27                 11.90             9.60          7.80
 Firstar-Investors - Pro Forma
   Combined:
   Net income(1) . . . . . . . .          $ 2.34                $ 3.15           $ 2.61        $ 2.12
   Cash dividends declared(2)  .             .86                  1.00              .80           .705
   Book value (at period end)(3)           19.16                 17.78            15.73         13.95
 Investors Bank Corp. common
   stock - Equivalent Pro Forma
 Combined(4):
   Net income . . . . . . . . .           $ 2.03                $ 2.73           $ 2.26        $ 1.84
   Cash dividends declared  . .              .75                   .87              .69           .61
   Book value (at period end) .            16.62                 15.43            13.65         12.10

(1) The pro forma combined net income per common share (based on weighted average shares outstanding) is based upon the combined historical net income for Firstar and Investors reduced for dividend payments on Firstar's outstanding series B preferred stock (which was redeemed in 1993) and Investors Preferred Stock, divided by the average pro forma common shares of the combined entity.

(2) The pro forma combined dividends declared assume no changes in historical dividends per share declared by Firstar.

(3) The pro forma combined book value per share of Firstar Common Stock are based upon the historical total common equity for Firstar and Investors divided by total pro forma common shares of the combined entity assuming exchange of the Investors Common Stock for Firstar Common Stock as provided for herein.

(4) The equivalent pro forma combined income, dividends and book value per share of Investors common stock represent the pro forma combined amounts multiplied by the assumed exchange ratio of .8676, which is based on the terms of the Merger Agreements.

HISTORICAL AND PRO FORMA SELECTED FINANCIAL CONTRIBUTIONS

                 The following table sets forth certain consolidated financial data of Firstar as of and for the nine months ended September 30, 1994 on a pro forma combined basis after giving effect to the acquisition of Investors and other pending Firstar acquisitions. The information is derived from the consolidated historical financial statements of Firstar and Investors, including the related notes thereto, incorporated by reference into or included in this Proxy Statement-Prospectus, and the pro forma financial statements, including the notes thereto, appearing elsewhere herein. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE," "PRO FORMA COMBINING FINANCIAL STATEMENTS" and "INDEX TO INVESTORS FINANCIAL STATEMENTS."


                                                                    PRO FORMA
                                                                    COMBINED      OTHER PENDING
                                    FIRSTAR        INVESTORS        FIRSTAR &      ACQUISITIONS       PRO FORMA
                                  HISTORICAL      HISTORICAL        INVESTORS       PRO FORMA         COMBINED
                                  ----------      ----------        ---------      -----------        ---------
   For the nine months ended
      September 30, 1994:
      Total revenue:
        Amount . . . . . . .      $927,432          $59,498         $986,930         $127,718         $1,114,648
        Percentage of total          83.20%            5.34%           88.54%           11.46%            100.00%
      Net income:
        Amount . . . . . . .      $151,596           $6,199         $157,795          $14,527           $172,322
        Percentage of total          87.97%            3.60%           91.57%            8.43%            100.00%

   At September 30, 1994
      Total assets:
        Amount . . . . . . .   $14,329,204       $1,058,677      $15,387,881       $2,282,775        $17,670,656
        Percentage of total          81.09%            5.99%           87.08%           12.92%            100.00%
      Stockholders' equity:
        Amount . . . . . . .    $1,241,011          $44,332       $1,285,343         $194,389         $1,479,732
        Percentage of total          83.87%            2.99%           86.86%           13.14%            100.00%
      Shares of common stock:
        Amount . . . . . . .    64,054,211        3,040,982*      67,095,193        9,596,489*         76,691,682
        Percentage of total          83.52%            3.97%           87.49%           12.51%            100.00%

______________________

* Equivalent pro forma shares of Firstar

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRSTAR

                 The following table sets forth in summary form certain selected consolidated financial data of Firstar. The financial data included for the five years ended December 31, 1993, are derived from the audited consolidated financial statements of Firstar. The financial data included for the nine-month periods ended September 30, 1994 and 1993, are derived from the unaudited historical financial statements of Firstar and reflect, in the opinion of management of Firstar, all adjustments necessary for a fair presentation of such data. Results for the nine months ended September 30, 1994 are not necessarily indicative of the results which may be expected for the year as a whole. This information should be read in conjunction with the financial review and consolidated financial statements of Firstar, and the related notes thereto, included in the documents incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."


                                   NINE MONTHS
                                      ENDED
                                  SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
                                ----------------           -----------------------------------------------------
                                1994        1993            1993        1992        1991        1990        1989
                                ----        ----            ----        ----        ----        ----        ----
 Income Summary
 (Thousands of dollars):
    Net interest revenue .    $440,106    $423,108       $568,056    $539,152    $480,596    $429,954   $ 413,102
    Provision for loan
    losses . . . . . . . .       8,274      18,451         24,567      44,821      50,276      49,161      52,362
                              --------   ---------      ---------   ---------   ---------   ---------   ---------
    Net interest revenue
      after loan loss
      provision  . . . . .     431,832     404,657        543,489     494,331     430,320     380,793     360,740
    Other operating revenue    249,612     251,668        342,265     300,767     272,535     248,301     225,521
    Other operating expense    454,665     434,506        587,744     557,566     515,536     464,800     429,508
                               -------     -------        -------     -------     -------     -------     -------
    Income before income
      taxes  . . . . . . .     226,779     221,819        298,010     237,532     187,319     164,294     156,753
    Provision for income
     tax . . . . . . . . .      75,183      70,041         93,716      71,547      52,988      46,837      45,618
                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
    Net income . . . . . .    $151,596    $151,778       $204,294    $165,985    $134,331    $117,457    $111,135
                               =======     =======        =======     =======     =======     =======     =======
    Per common share:
      Net income . . . . .     $  2.36      $ 2.35         $ 3.15       $2.62       $2.14      $ 1.82       $1.72
      Dividends  . . . . .         .86         .74           1.00         .80        .705        .635        .545

 Selected Period-End
    Balances
 (Millions of dollars):
    Total assets . . . . .     $14,329     $13,429        $13,794     $13,169     $12,309     $12,020     $11,163
    Loans  . . . . . . . .       9,520       8,533          8,984       8,111       7,545       7,346       6,871
    Deposits . . . . . . .      10,648      10,761         11,164      10,884      10,063       9,721       8,931
    Long-term debt . . . .         125         127            126         158         144         185         166
    Stockholders' equity .       1,241       1,172          1,156       1,048         916         844         790

 Selected Financial Ratios:
    Net income as a % of
      average assets . . .        1.50%       1.59%          1.59%       1.36%       1.16%       1.06%       1.07%
    Net income as a % of
      average common equity      16.84       18.81          18.61       17.43       15.85       14.83       15.65
    Net interest margin %         5.05        5.23           5.21        5.27        5.00        4.76        4.88
    Total capital to
      risk-adjusted assets       13.43       13.81          13.18       13.20       11.92       11.94       12.09
    Nonperforming assets as
      a % of period-end
      loans and other real
      estate . . . . . . .         .73         .81            .72        1.09        1.43        1.87        1.61
    Reserve for loan losses
      as a % of period-end
      loans  . . . . . . .        1.80        2.06           1.95        2.08        2.00        1.83        1.69
    Net charge-offs as a %
      of average loans . .         .27         .27            .25         .43         .47         .48         .66

SELECTED CONSOLIDATED FINANCIAL DATA OF INVESTORS

                 The following table sets forth in summary form certain selected consolidated financial data of Investors. The financial data included for the four years ended December 31, 1993, and the six months ended December 31, 1989, are derived from the audited consolidated financial statements of Investors. The financial data included for the nine-month periods ended September 30, 1994 and 1993, are derived from the unaudited historical financial statements of Investors and reflect, in the opinion of management of Investors, all adjustments necessary for a fair presentation of such data. Results for the nine months ended September 30, 1994 are not necessarily indicative of the results which may be expected for the year as a whole. This information should be read in conjunction with the financial review and consolidated financial statements of Investors, and the related notes thereto, included in the documents incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE", "INVESTORS BANK CORP.--Management's Discussion and Anaylysis of Financial Condition and Results of Operations" and "INDEX TO INVESTORS FINANCIAL STATEMENTS."

                                    NINE MONTHS
                                       ENDED                                                          SIX MONTHS
                                   SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,             ENDED
                                 -------------------         ------------------------------------    DECEMBER 31,
                                  1994        1993           1993       1992       1991      1990         1989
                                  ----        ----           ----       ----       ----      ----     ------------
  Income Summary
  (Thousands of dollars):
    Net interest revenue  .   $  19,765   $  18,725      $  25,117 $  22,162  $  18,139  $  12,907     $  4,166
    Provision for loan
    losses  . . . . . . . .         334         445            631       869      1,010        803          256
                               --------   ---------      ---------    -------  --------     ------    ---------
    Net interest revenue
       after loan loss
       provision  . . . . .      19,431      18,280         24,486     21,293    17,129     12,104        3,910
    Other operating revenue      14,754      13,300         18,630     14,255     9,756      8,112        4,280
    Other operating expense      21,130      19,098         26,462     22,509    18,452     16,779        6,918
                                -------     -------        -------    -------   -------     ------      -------
    Income before income
       taxes. . . . . . . .      13,055      12,482         16,654     13,039     8,433      3,437        1,272
    Provision for income tax      5,450       5,012          6,629     5,227      3,397      1,396          516
                              ---------   ---------       --------  --------    -------    -------     --------
    Net income  . . . . . .    $  7,605    $  7,470        $10,025  $  7,812   $  5,036   $  2,041      $   756
                                =======     =======         ======   =======    =======    =======       ======
    Per common share:
       Net income . . . . .     $  1.86     $  1.86        $  2.49    $  1.98   $  1.51     $  .66        $1.24
       Dividends  . . . . .         .38         .28            .38        .18        -          -            -

  Selected Period-End
    Balances
  (Millions of dollars):
    Total assets  . . . . .      $1,069        $964         $1,017       $816      $606       $610         $552
    Loans . . . . . . . . .         972         867            881        713       533        542          500
    Deposits  . . . . . . .         613         574            603        512       510        506          471
    Long-term debt  . . . .         128         206            191        169         3         10           10
    Stockholders' equity  .          54          45             47         39        33         20           18

  Selected Financial Ratios:
    Net income as a % of
       average assets . . .        1.03%       1.16%          1.13%      1.14%      .84%       .35%         .28%
    Net income as a % of
       average common equity      21.63       26.02          25.56      24.20     22.04      10.90         8.80
    Net interest margin % .        2.76        3.01           2.94       3.39      3.23       2.36         1.69
    Total capital to
       risk-adjusted assets       11.15       11.21          11.56      11.44      9.79       8.43         8.56
    Nonperforming assets as
       a % of period-end
       loans and other real
       estate . . . . . . .         .39         .92            .97       1.29      2.07       1.86         2.39
    Reserve for loan losses
       as a % of period-end
       loans  . . . . . . .         .34         .34            .34        .36       .37        .20          .09
    Net charge-offs as a %
       of average loans . .           -         .01            .03        .04       .02        .04          .13

                              MEETING INFORMATION


GENERAL

                  This Proxy Statement-Prospectus is being furnished to the stockholders of Investors in connection with the solicitation by the Board of Directors of Investors of proxies to be voted at the Special Meeting of holders of Investors Common Stock to be held on March __, 1995, and any adjournment thereof. The purpose of the Special Meeting and of the solicitation is (i) to obtain approval of the holders of Investors Common Stock of the Merger Agreements and (ii) the transaction of such other business as may properly come before the meeting or any adjournments thereof. Each copy of this Proxy Statement-Prospectus mailed to holders of Investors Common Stock is accompanied by a form of proxy for use at the Special Meeting.

DATE, PLACE AND TIME

                  The Special Meeting will be held at _____________________, on March __, 1995, at ____ a.m. (local time).

RECORD DATE; VOTING REQUIRED AND REVOCATION OF PROXIES

                  The close of business on ________ __, 1995, has been fixed by the Board of Directors of Investors as the Record Date for the determination of stockholders entitled to notice of and to vote at, the Special Meeting. On that date there were outstanding and entitled to vote _______ shares of Investors Common Stock, of which _______ (___%) were held by directors or executive officers of Investors. Neither Firstar nor FCM or any of their directors or executive officers own any shares of Investors Common Stock.

                  Each outstanding share of Investors Common Stock entitles the record holder thereof to one vote on all matters to be acted upon at the Special Meeting. Holders of Investors Preferred Stock are not entitled to vote at the Special Meeting. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Investors Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Under Delaware law, the affirmative vote of at least a majority of the total number of outstanding shares of Investors Common Stock entitled to vote at the Special Meeting is required to approve and adopt the Merger Agreements. If an executed proxy card is returned and the stockholder has abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the vote with respect to such matter. If the accompanying proxy card is properly executed and returned to Investors in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted for approval and adoption of the Merger Agreements and for the proposal to adjourn the Special Meeting if necessary to permit further solicitation of proxies.

                  The Board of Directors of Investors does not know of any matters other than those described in the notice of the Special Meeting that are to come before the Special Meeting. If any other matters are properly brought before the Special Meeting, one or more of the persons named in the proxy card will vote the shares represented by such proxy upon such matters as determined in their best judgment.

VOTING AGREEMENTS

                  As a condition to Firstar entering into the Merger Agreements, each of the directors and executive officers of Investors has entered into a voting agreement with Firstar. Each Voting Agreement provides that the signing stockholder will vote all of his or her shares of Investors Common Stock in favor of the Merger at the

Special Meeting and prohibits such stockholder from voting his or her shares in favor of any acquisition of stock or all or substantially all the assets of Investors by, or merger or consolidation of Investors with, any party other than Firstar or its affiliates. Further, each Voting Agreement requires that each such stockholder make adequate provision to assure that his or her shares of Investors Common Stock remain subject to the Voting Agreement before transferring any shares of Investors Common Stock to a third party transferee. Each Voting Agreement terminates upon the earlier of the Effective Time of the Merger (as defined below) or termination of the Merger Agreements. See "PROPOSED MERGER-- Effective Time of the Merger"; and "-- Termination, Amendment and Waiver."

                  The Voting Agreements bind the signatories thereto only in their capacity as stockholders of Investors. Accordingly, while the directors of Investors are contractually bound to vote as stockholders in favor of the Merger and against competing proposals, should any be presented, their fiduciary duties as directors nevertheless required them to act, in their capacity as directors, in the best interests of Investors when they decided to approve and adopt the Merger Agreements and recommend that the holders of Investors Common Stock vote for the Merger and the Merger Agreements. The directors will continue to be bound by their fiduciary duties as directors of Investors with respect to any decisions they may take in connection with the Merger or otherwise.

                  The total number of shares of Investors Common Stock subject to the Voting Agreements is _________, or ____% of the total shares outstanding as of the Record Date and entitled to vote at the Special Meeting.

SOLICITATION OF PROXIES

                  In addition to solicitation by mail, directors, officers, and employees of Investors, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Investors, personally or by telephone or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. Investors does not anticipate that anyone will be specially engaged to solicit proxies or that special compensation will be paid for that purpose, but Investors reserves the right to do so should it conclude that such efforts are needed. Investors will bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except that Firstar and Investors have agreed to share equally in the expense of printing this Proxy Statement-Prospectus and the expense of all SEC and other regulatory filing fees incurred in connection therewith. See "PROPOSED MERGER- -Expenses."

                  HOLDERS OF INVESTORS COMMON STOCK ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO INVESTORS IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.


                                PROPOSED MERGER

                  The following description of the Merger is qualified in its entirety by reference to the Merger Agreements, which are attached as Appendix B to this Proxy Statement-Prospectus and are incorporated herein by reference. All Investors stockholders are urged to read the Merger Agreements in their entirety.

BACKGROUND OF THE MERGER

                  The past several years have been a period of significant consolidation in the financial services industry. Although Investors has examined a number of potential acquisition candidates, the size of its operations and its lack of visibility have impeded its ability to effectively compete in the bidding process. During this same period, all of Investors' primary competitors have participated in the consolidation process, either as acquiring companies or as targets of acquisition. Investors had received indications of interest from several financial institutions prior to 1994, none of which progressed beyond preliminary discussions.

                  During November 1993, the Board of Directors of Investors met to consider the long-term strategic direction of Investors. The Board determined that, although it would entertain offers to acquire Investors that provided significantly more appreciation potential to Investors stockholders than continued operation as an independent company, it would not seek the sale of Investors but would instead continue to concentrate on the high returns Investors had historically provided to its stockholders. As part of that process, the directors discussed in general the terms of acquisition offers that would be necessary to entice Investors into discussions.

                  James Burkholder was first contacted by Richard Schoenke of Firstar Bank in December 1993 to arrange a lunch meeting. The meeting was held on January 11, 1994 and consisted generally of discussions regarding the financial institution industry common to both institutions. At the close of the meeting, Mr. Schoenke inquired whether Investors would have any interest in discussing an alliance with Firstar. Mr. Burkholder's response was that Investors was not for sale and that it really did not know much about Firstar. Firstar subsequently forwarded more information to Investors regarding Firstar's operations.

                  The contact from Firstar was reported at the January meeting of the Board of Directors of Investors and information regarding Firstar was distributed. The Board took no action but acknowledged that Firstar appeared to be a healthy institution.

                  In late January, Mr. Schoenke telephoned again and there was a general discussion of the quality of each organization. Mr. Schoenke and Mr. Burkholder scheduled and held another meeting, which included John
Lohmann, Executive Vice President, Secretary and a director of Investors, and Jon Stowe, Executive Vice President-Mergers and Acquisitions of Firstar, in Mr. Schoenke's offices on March 1, 1994. Firstar inquired at this time as to whether the Board of Directors of Investors would be receptive to discussions with Firstar about a business combination. Investors responded that Investors was a sound and well run organization and had no particular desire to combine its operations with another institution, but that the Investors Board might be receptive to further discussions. Firstar responded that it would need to review certain information before proceeding further in discussions.
Management of Investors agreed to discuss the matter with the Investors Board at the meeting to be held at the end of March and suggested that any information provided would have to be preceded by a confidentiality agreement. A confidentiality agreement was executed on March 10, 1994, and preliminary information was provided by Investors to Firstar on March 15, 1994.

                  Management reported execution of the confidentiality agreement and discussed with the Board the information contained in publicly available reports of Firstar at the regular meeting of the Board of Directors held March 22, 1994. Counsel was present and discussed with the Board recent trends in law relating to duties in connection with combinations. The Board discussion focused on the continued preliminary nature of the discussions, information regarding Firstar and general information regarding consolidation in the industry.

                  Firstar contacted Investors again by phone in early April, requested additional nonpublic information from Investors, and scheduled a meeting for May 4, 1994. A special meeting of the Executive Committee of Investors was called and held April 27, 1994 to discuss the advisability of continuing to provide information to and to discuss a combination with Firstar. Members of the Committee discussed the potential structure a business combination would take. The Committee advised management of the importance of making clear to Firstar the mortgage banking capabilities and advantages of Investors. The Committee also discussed the importance of Investors' off-balance sheet assets, ARM portfolio, and the limited interest rate sensitivity of its loan portfolio.

                  During late April, Firstar was provided additional financial information regarding Investors, and Investors solicited and received more detailed information regarding Firstar. During these discussions with Firstar, very preliminary pricing was discussed.

                  At the regular meeting of the Board of Directors of Investors held May 3, 1994, the Board discussed the continuing interest expressed by Firstar and the range of pricing suggested by Firstar. Mr. Burkholder described to the Board the information that had been provided by Investors to Firstar. The Board examined and discussed Firstar's 1993 annual report, several analysts' reports relating to Firstar that had been obtained by management and other information regarding the operations of Firstar. The Board discussed at length the financial statements of Firstar, the character of its assets and liabilities, the market area and businesses it served, and the absence of significant redundant operations between the two institutions. The Board also discussed the pricing parameters being used by Firstar and the appropriate indicia of value of Investors.

                  Several additional phone conversations occurred between Investors and Firstar during May regarding issues that would be presented if a combination was considered. On June 7, 1994, the executive officers of Investors toured Firstar's Milwaukee operations and met with Roger Fitzsimonds, Chairman of Firstar, John Becker, President of Firstar, and several others.
The general tenor of the meetings at this point was that Firstar was interested in a combination of Investors and Firstar's Minnesota banking operations.
Based on these discussions, the parties agreed to continue to perform due diligence adequate to consider pricing and to consider whether an offer would be forthcoming.

                  Firstar sent a team of individuals to Minneapolis to review loan files for commercial real estate (off site) in early June 1994. Telephone conversations continued during June 1994. On June 23, 1994, James Burkholder met again with Roger Fitzsimonds in Minneapolis to discuss the status of the review. Investors suggested that Firstar needed to come to some decision. At this time, Investors was told to expect an offer by July 15, 1994.

                  These developments, together with comparative income statement information for Firstar and Investors for the year ended December 31, 1993, several articles regarding Firstar and financial institution mergers, and a summary of all first quarter thrift acquisitions published by an industry periodical were considered by the Board of Directors of Investors at its regular meeting on June 28, 1994. The Board discussed certain criteria that Firstar proposed to use to evaluate Investors for pricing purposes. The Board also discussed the expressed reasons for Firstar's interest, including Firstar's desire to expand regionally and the similar corporate cultures maintained by the two organizations. The Board discussed Firstar's strengths in asset quality, data processing capability, commercial lending and trust services, and financial performance ratios, noting the complementary nature of Firstar's operations to those of Investors.

                  On July 15, 1994, Investors received a letter from Firstar outlining the general terms upon which Firstar would be interested in proceeding with a combination of Investors with FCM, including pricing at $28 in value of Firstar Common Stock for each share of Investors Common Stock. The term letter was immediately transmitted to each member of the Board of Investors. On the afternoon of July 15, 1994, counsel to Investors contacted Piper Jaffray Inc. ("Piper Jaffray") and asked that it be prepared to make a presentation at a scheduled July 19, 1994, Board meeting regarding Piper Jaffray's possible retention as financial advisor in connection with the potential combination.

                  The Board of Directors met on July 19, 1994, and discussed the term letter in detail. Piper Jaffray presented information regarding the work it would perform if engaged as financial advisor and discussed the terms of such engagement with the Board. Counsel to Investors reviewed with members of the Board the duties and responsibilities of Investors' directors under corporate law and regulatory requirements. The Board considered and discussed with members of management the provisions of the letter, focusing on pricing and its relationship to book value and as a multiple of earnings. Based on such discussions, the Board authorized management to continue negotiations with Firstar and to retain Piper Jaffray to render a fairness opinion.

                  During the following week, James Burkholder, with input from several directors, engaged in discussions with Jon Stowe of Firstar regarding pricing and other specific terms of the proposed combination. As a result of those discussions, on July 22, 1994, Firstar increased the price it was offering for each share of Investors Common Stock.

                  At a special meeting held July 27, 1994, the Board of Investors discussed the progress made through such negotiations. The discussion focused on pricing and the financial ratios upon which such pricing would be based. The Board discussed with Piper Jaffray such potential ratios and the effect of Investors' leverage on the same. Based on the discussion at such meeting, and although the parties had not reached final agreement as to pricing, Mr. Burkholder called Mr. Stowe and indicated that the parties were close enough on terms to justify preparation of proposed Merger Agreements. Mr. Stowe indicated that a draft of such agreements would be forthcoming on or about August 10, 1994.

                The Board of Directors held a regular meeting on August 3, 1994. At this meeting, directors discussed with management and counsel the proposed terms of employment agreements with Investors' executive officers that would take effect after the Merger and the conduct of Firstar's due diligence investigation regarding Investors as well as Firstar's acquisition of First Colonial Bankshares Corporation ("First Colonial"), which had been announced on August 1, 1994. Piper Jaffray described to and discussed with the Board its preliminary due diligence investigation of Firstar. The Board discussed with management open issues regarding the proposed combination and the likely timing of the remaining portion of the transaction.

                Investors received a draft of the Merger Agreements on August 11, 1994. Investors met with its counsel on August 12, 1994 and such counsel prepared comments and responded to such draft on August 14, 1994. Counsel discussed the changes with counsel to Firstar on August 15, 1994 and Firstar submitted a revised draft on the afternoon of August 17, 1994. Investors had additional pricing discussions with Firstar during such week but had not reached final agreement as to pricing before August 18, 1994.

                The morning issue of the Minneapolis Star and Tribune on August 18, 1994 reported that Investors was engaged in merger discussions with Firstar. Investors immediately met with its counsel and issued a press release generally confirming the newspaper article.

                At a previously scheduled special meeting of the Board of Directors of Investors on August 18, 1994, the Board discussed with management, counsel and representatives of Piper Jaffray the ongoing negotiations regarding pricing and all of the provisions of the Merger Agreements and associated documents. The Board discussed the most recent exchange ratio proposed by Firstar in view of the decline in the market price of Firstar Common Stock after announcement of the First Colonial transaction. The Board authorized and directed management to continue such negotiations with a view toward terminating discussions if a more favorable ratio could not be obtained. The Board also agreed with management and counsel that a number of provisions of the Merger Agreements required further negotiation. Because the terms were not finalized and pricing had not been agreed to, the meeting was adjourned and an additional Board meeting was scheduled for Saturday, August 20, 1994.

                Mr. Burkholder, with the assistance of counsel and several directors, continued to negotiate the exchange ratio and the outstanding issues relating to the terms contained in the proposed Merger Agreements during the evening of August 18 and morning of August 19, 1994. Mr. Burkholder and the other executive officers of Investors also negotiated the terms of amendments to their employment and severance agreements with Investors (and in the case of Daniel Arrigoni, a new employment agreement), which amendments and new agreement will take effect upon consummation of the Merger. See "PROPOSED MERGER--Interests of Certain Persons in the Merger." Investors and Firstar reached general agreement regarding the exchange ratio on August 19.

                At a special meeting held August 20, 1994, the Board considered the general terms of the Merger Agreements in the context of the exchange ratio that had been negotiated. At such meeting, members of Investors' management, together with Investors' legal advisors and Piper Jaffray, reviewed with the Investors Board of Directors, among other things, the background of the transaction, the potential benefits of the transaction, including the strategic rationale for the transaction, financial and valuation analyses of the transaction and the status of the terms of the transaction documents. Piper Jaffray reviewed with the Board its preliminary opinion, based on the the draft of the Merger Agreements and the exchange ratio that had been negotiated, that the consideration was fair from a financial point of view to the holders of Investors Common Stock. The Board discussed with counsel several remaining issues under the proposed Merger Agreements, and management and counsel negotiated such provisions during a temporary adjournment of the meeting. Because the provisions negotiated had not been reviewed by the Board, an additional Board meeting was scheduled and held at 10:00 a.m. on August 21, 1994.

                At the special meeting held August 21, 1994, the Board met with counsel and reviewed final drafts of the Merger Agreements, voting agreements, proposed employment agreements with management, and other related documents. The Board engaged directly in negotiation with Firstar of several final revisions to such agreements. The remaining issues under the proposed Merger Agreements were resolved through such negotiations. The Board of Directors unanimously approved the Merger Agreements and the transactions contemplated thereby, and authorized members of management to execute the proposed Merger Agreements with changes therein authorized by a special committee appointed at such meeting. The special committee met and ratified a change in the proposed Merger Agreements during the early evening on the same day and the Merger Agreements were then executed.

REASONS FOR THE MERGER; RECOMMENDATION OF INVESTORS BOARD OF DIRECTORS

                Investors. The Board of Directors of Investors believes that the terms of the Merger are fair and in the best interest of Investors' stockholders. The Board of Directors consulted with its legal and financial advisors as well as management of Investors and carefully considered a variety of factors in evaluating the Merger. Although it did not assign any specific weight thereto, among the factors the Board of Directors of Investors considered were the following:

                (i) Investors' recent results of operations and financial position;

                (ii) Future prospects for Investors' business, with particular consideration of the effects of interest rate movements and changing competition on the home finance and mortgage banking industry in the markets that Investors serves;

                (iii) The historical market value, book value, dividends, and multiples of earnings of Investors Common Stock as compared to the historical market value, book value, dividends, and multiples of earnings of Firstar Common Stock;

                (iv) The financial terms of recent comparable business combinations in the financial institution industry;

                (v) The results of operations and financial position of Firstar;

                (vi) The future prospects for Firstar's business, with particular emphasis on the diversification of the financial products offered by Firstar;

                (vii) The size and market share of Firstar in light of the concentration in the Minneapolis banking market and the growing disparity in resources between large bank holding companies and Investors;

                (viii)   The market liquidity of Firstar Common Stock;

                (ix) The absence of significant redundancy between Investors' mortgage banking expertise and Firstar's strong commercial banking and trust operations and the potential for expansion of both businesses through combination;

                (x) The continued significant consolidation in the financial institution industry and the competitive effects of such consolidation; and

                (xi)  The opinion of Piper Jaffray that the
                consideration to be received by holders of Investors Common Stock was, as of the date of its opinion, fair from a financial point of view.

                In addition, the Board of Directors considered the impact of the Merger on the depositors of Investors Bank, and on the employees, customers and the communities in which it operates.

                After careful consideration and review of these factors and other considerations, the Board of Directors concluded that the Merger is in the best interests of Investors and its stockholders and that the Merger was preferable to the other alternatives available to Investors, such as remaining independent or soliciting bids through an auction process or a more limited bid process. In the judgment of the Board of Directors, the Merger should result in a significant cost savings and expanded operations for the combined entity, enhance the services offered to Investors' customers and at the same time provide holders of Investors Common Stock with the potential of increased long-term value.


        FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF INVESTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF INVESTORS COMMON STOCK VOTE TO APPROVE THE MERGER AND THE MERGER AGREEMENTS.

                Firstar.   Firstar concluded that the Merger would be in the
best interests of Firstar and its stockholders. Numerous factors were considered by the Board of Directors of Firstar in approving the terms of the Merger. These factors included information concerning the financial structure, results of operations, and prospects of Firstar and Investors; the capital adequacy of the resulting entity; the composition of the businesses of the two organizations; the overall compatibility of the management and employees of the organizations; the outlook for both organizations in the rapidly changing banking and financial services industry; the historical and current market prices of each company's stock and certain other bank holding companies whose securities are publicly traded, the relationship of the consideration to be paid in the Merger to such market prices and the book value and earnings per share of Investors; and the financial terms of certain other recent business combinations in the banking industry. See "PRO FORMA COMBINING FINANCIAL STATEMENTS."

                The Board of Directors of Firstar believes that the expansion of Firstar's customer base and assets in the Minneapolis-St. Paul area will enable the new organization to realize certain economies of scale, to provide a wider and improved array of financial services to its customers and those of Investors and to achieve added flexibility in dealing with the region's changing competitive environment. Additionally, the Board of Directors of Firstar believes that the Merger will provide the combined company with the market position and financial resources it needs to meet the competitive challenges arising from changes in the banking and financial industry.

OPINION OF INVESTMENT BANKER

                Piper Jaffray was retained by Investors on July 22, 1994 to render its opinion regarding the fairness, from a financial point of view, of the consideration proposed to be paid to the holders of Investors Common Stock in the proposed Merger. Piper Jaffray delivered to Investors directors on August 20, 1994, its written opinion to the effect that, as of the date of the opinion and based on and subject to the assumptions, factors and limitations set forth in the opinion and as described below, the consideration proposed to be paid to the holders of Investors Common Stock in the Merger was fair, from a financial point of view, to such stockholders. This opinion was subsequently reaffirmed by issuance to the Investors Board of a Piper Jaffray opinion, dated __________, 1995. Those opinions are herein individually and collectively referred to as the "Opinion." A copy of the Opinion letter dated __________, 1995 is attached to this Proxy Statement-Prospectus as Appendix C and is incorporated herein by reference. The August 20, 1994 Opinion is substantially identical to the Opinion attached hereto. Holders of Investors Common Stock are urged to read the attached Opinion in its entirety.

                Piper Jaffray was not requested to and did not make any recommendation to the Investors Board as to the form or amount of the consideration to be received by the stockholders of Investors in the Merger, which was determined through negotiations between Firstar and Investors. The Opinion is directed to the Investors Board only and does not constitute a recommendation to any Investors stockholder as to how such stockholder should vote at the Investors Special Meeting. Piper Jaffray was not requested to opine as to, and the Opinion does not address, (i) Investors' underlying business decision to proceed with or effect the Merger or (ii) whether the consideration proposed to be paid to the holders of Investors Preferred Stock was fair from a financial point of view.

                In arriving at the Opinion, Piper Jaffray reviewed, among other things, (i) the Merger Agreements, (ii) certain publicly available information relative to the business, financial condition and operations of Investors, (iii) certain internal financial planning information of Investors furnished by management of Investors, (iv) certain financial and securities data of Investors and companies deemed similar to Investors or representative of the business sector in which Investors operates, (v) to the extent publicly available, the financial terms of certain acquisition transactions, (vi) certain publicly available information relative to Firstar, and (vii) certain financial and securities data of Firstar and companies deemed similar to Firstar or representative of the business sector in which Firstar operates. In addition, Piper Jaffray engaged in discussions with members of management of Firstar and Investors concerning the respective financial condition, current operating results and business outlook of Firstar and Investors.

                In delivering the Opinion to the Investors Board on August
20, 1994, Piper Jaffray prepared and delivered to the Investors Board certain written materials containing various analyses and other information material to the Opinion. The following is a summary of these materials:

                STOCK TRADING ANALYSES. Piper Jaffray reviewed the stock trading history of each of Investors and Firstar. Piper Jaffray presented the following stock trading data:

                                                                          Investors            Firstar
                                                                          ---------            -------
                               Average daily trading volume 8/8/93-
                                 8/18/94 . . . . . . . . . . . . . . .    3,197                57,077
                               Closing price on 8/18/94  . . . . . . .    $24.75               $32.63
                               Year preceding 8/18/94
                                 High  . . . . . . . . . . . . . . . .    $24.75               $35.38
                                 Low . . . . . . . . . . . . . . . . .    $15.38               $29.88
                               Most recently declared dividend
                                 annualized per share  . . . . . . . .    $.50                 $1.20
                               Yield . . . . . . . . . . . . . . . . .    2.02%                3.68%
                               Pro forma equivalent dividend for
                                 Investors at 0.8676 exchange ratio  .    $1.04

Based on the closing price of Firstar common stock on August 18, 1994 of $32.63 and the proposed exchange ratio, Piper Jaffray calculated an implied purchase price per share of Investors Common Stock of $28.31.

                COMPARABLE PUBLIC COMPANY ANALYSIS. Piper Jaffray compared certain financial information and valuation ratios relating to Investors and Firstar to corresponding data and ratios from groups of selected publicly traded companies deemed comparable to Investors (the "Investors Comparables") and to Firstar (the "Firstar Comparables"). The Investors Comparables and the Firstar Comparables are collectively referred to as the "Comparable Companies". The Investors Comparables comprised six thrifts based in the Midwest and one in the Pacific Northwest, with assets of between $600 million and $1.6 billion. The Firstar Comparables comprised seven regional bank holding companies with assets of between $6.5 billion and $51 billion.

                Piper Jaffray calculated valuation ratios for the Investors Comparables as follows: price to latest 12 months (LTM) earnings per share (EPS) of 7.1x to 12.6x, with a median of 10.18x and a mean of 10.0x; price to calendar 1994 EPS estimates of 7.34x to 12.40x, with a median of 10.05x and a mean of 10.16x; price to next fiscal year EPS of 6.4x to 12.7x with a median of 10.57x and a mean of 9.90x; price to book value of 1.08x to 1.44x, with a median of 1.10x and a mean of 1.16x; and price to tangible book value of 1.08x to 1.67x, with a median of 1.17x and a mean of 1.25x. These compared to corresponding ratios for Investors, based on the implied purchase price, of 11.37x, 10.76x, 10.76x, 2.22x and 2.22x, respectively.

                Piper Jaffray calculated valuation ratios for the Firstar Comparables as follows: price to LTM EPS of 10.80x to 13.58x, with a median of 11.54x and a mean of 11.72x; price to 1994 EPS estimates of 9.97x to 13.04x, with a median of 10.72x and a mean of 10.95x; price to book value of 1.12x to 2.38x, with a median of 1.62x and a mean of 1.67x; and a price to tangible book value of 1.31x to 3.0x, with a median of 1.79x and a mean of 1.99x. These compared to corresponding ratios for Firstar, based on the closing price of Firstar common stock on August 18, 1994, of 10.59x, 9.46x, 1.73x and 1.88x, respectively.

                COMPARABLE TRANSACTION ANALYSIS. Piper Jaffray reviewed recent merger and acquisition transactions for which information was publicly available involving Midwest thrifts, a seller receiving consideration of between $40 million and $200 million, consideration comprised solely of stock and an announcement date after December 31, 1990. This review produced ten transactions (the "Comparable Transactions") deemed relevant to the proposed Merger. Piper Jaffray presented the following valuation multiples for the Comparable Transactions: price to LTM EPS of 7.59x to 17.37x, with a median of 14.12x and a mean of 13.52x; price to book value of 1.23x to 1.90x, with a median of 1.60x and a mean of 1.57x; and price to tangible book value of 1.32x to 2.33x, with a median of 1.69x and a mean of 1.70x. These ratios were compared by Piper Jaffray to corresponding ratios for Investors, based on the implied purchase price, of 10.72x and 12.81x to 13.95x (as adjusted for incremental leverage), 2.43x and 2.43x, respectively. In calculating a price to LTM EPS ratio for Investors, Piper Jaffray adjusted EPS to remove the assumed incremental benefit to EPS associated with Investors' leverage, as none of the target companies included in the Comparable Transactions had such holding company leverage. For this purpose, Piper Jaffray assumed various incremental asset levels capable of being supported by Investors' existing subordinated debt (which had been contributed to its banking subsidiary, thereby allowing such subsidiary to support incremental asset levels) ranging from $70.1 million to $116.9 million, a positive earnings spread on such assets of 2.5%, and a resulting benefit to LTM EPS due to such subordinated debt of from $.28 to $.46.

                Piper Jaffray also calculated an implied percentage premium to holders of Investors Common Stock based on the implied purchase price and various prices for the Investors Common Stock prior to announcement of the transaction (assumed to be August 18, 1994); and compared these implied premiums to those calculated for the Comparable Transactions. This analysis produced a 21.8% implied premium in the Merger over the one day prior to announcement price, which compared to a range of 0.0% to 42.6%, a mean of 26.4% and a median of 29.7% for the one day prior to announcement premium for the Comparable Transactions; a 51% implied premium in the Merger over the thirty days prior to announcement price, which compared to a range of 10.1% to 67.3%, a median of 35.3% and a mean of 36.6% for the thirty days prior to announcement premium for the Comparable Transactions; and a 66.5% implied premium in the Merger over the ninety days prior to announcement price, which compared to a range of 21.6% to 77.7%, a median of 43.6% and a mean of 46.2% for the ninety days prior to announcement premium for the Comparable Transactions.

                DISCOUNTED DIVIDEND ANALYSIS. Using internal financial planning data prepared by management of Investors for the years ending December 31, 1994 through 1999, Piper Jaffray estimated the future dividend payments which could be made to holders of Investors Common Stock assuming the maintenance of certain capital levels. Piper Jaffray calculated terminal values based upon a range of terminal value multiples of forecasted 1999 net income of 9.0x to 12.0x and book value of 1.50x to 2.0x. Based upon the projected cash flows and applying a range of discount rates of 14% to 18%, this analysis yielded ranges of estimated present values for the Investors Common Stock of $22.85 to $33.17 (using multiples of forecasted net income to calculate terminal value), and $20.20 to $28.97 (using multiples of forecasted book value to calculate terminal value).

                In reaching its conclusion as to fairness of the consideration to be received in the Merger and in its presentation to the Investors Board of Directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusions as to how the results of any given analysis, taken alone, supported its Opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would create a misleading view of the processes underlying the Opinion. The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any comparable analysis as a comparison is identical to Firstar, Investors or the Merger. Accordingly, an analysis of the results is not mathematical; rather, it involves complex considerations and judgments concerning differences in the various characteristics of the

Comparable Transactions to which the Merger was compared and in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading value of the Comparable Companies to which Investors and Firstar were compared.

                For purposes of the Opinion, Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial and other information made available to it and did not attempt independently to verify such information. Piper Jaffray relied upon the assurances of Investors and Firstar managements that the information provided by Investors and Firstar had a reasonable basis and, with respect to financial planning data and other business outlook information, reflected the best available estimates, and that they were not aware of any information or fact that would make the information provided to Piper Jaffray incomplete or misleading. In arriving at the Opinion, Piper Jaffray did not perform, nor was it furnished, any appraisal or valuation of specific assets or liabilities of Investors and Firstar and expressed no opinion regarding the liquidation value of any entity. No limitations were imposed by Investors on the scope of Piper Jaffray's investigation or the procedures to be followed in rendering its Opinion. Piper Jaffray, however, was not authorized by the Investors Board to solicit, and did not solicit, other entities for purposes of a possible business combination transaction with Investors. Piper Jaffray expressed no opinion as to the price at which shares of Firstar Common Stock may trade at any future time. The Opinion is based upon information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the dates of the Opinion. Events occurring after such dates could materially affect the assumptions used in preparing the Opinion.

                Piper Jaffray, as a customary part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, underwritings and other distributions of securities, private placements and evaluations for estate, corporate and other purposes. The Investors Board selected Piper Jaffray because of its expertise, reputation and familiarity with the financial services industry in general and the Midwestern banking market and Investors in particular.

                Piper Jaffray has provided financial advisory and investment banking services to Investors since 1989. Piper Jaffray acted as underwriter for a public offering of subordinated debentures of Investors' principal banking subsidiary completed in March 1989, as dealer-manager for an exchange offer of Investors' preferred stock and warrants in October 1991, and as co-managing underwriter for a public offering of Investors' subordinated debentures completed in December 1992. Since Investors' initial public offering of common stock, Piper Jaffray has made a market in Investors Common Stock, Investors Preferred Stock, and Investors notes and warrants, and has published market research on Investors. In the normal course of its market making activities, Piper Jaffray may, from time to time, have a long or short position in and buy and sell Investors' securities, which positions, on occasion, may be material in size relative to the volume of trading activity.

                For rendering its Opinion to the Investors Board of Directors in connection with the Merger, Investors has paid Piper Jaffray a fee of $75,000 upon rendering its Opinion dated August 20, 1994 and $75,000 upon rendering its Opinion dated________, 1995. The fees payable to Piper Jaffray are not contingent upon consummation of the Merger. Whether or not the Merger is consummated, Investors has agreed to pay the reasonable out-of-pocket expenses of Piper Jaffray and to indemnify Piper Jaffray against certain liabilities incurred (including liabilities under the federal securities laws) in connection with the engagement of Piper Jaffray by Investors.

TERMS OF THE MERGER

                At the Effective Time of the Merger, Investors will merge with and into FCM, which will be the surviving corporation. The Articles of Incorporation and By-laws of FCM in effect at the Effective Time will govern the surviving corporation until amended or repealed in accordance with applicable law. At the Effective Time, each outstanding share of Investors Common Stock will be converted into the right to receive 0.8676 of a share of Firstar Common Stock and each outstanding share of Investors Preferred Stock will be converted into the right to receive $27.50 plus accumulated and unpaid dividends on such shares of Investors Preferred Stock to the Effective Time, payable in cash.

                The Merger Agreements provide that, if between the date of the Merger Agreements and the Effective Time, Firstar declares a stock dividend or distribution upon or subdivides, splits up, reclassifies or combines its shares of Firstar Common Stock or declares a dividend or makes a distribution on Firstar Common Stock of any security convertible into Firstar Common Stock, appropriate adjustment or adjustments will be made in the Exchange Ratio applicable to Investors Common Stock.

                No fractional shares of Firstar Common Stock will be issued in the Merger. Instead, Firstar will pay to each holder of Investors Common Stock who would otherwise be entitled to a fractional share an amount of cash equal to the fraction of a share of Firstar Common Stock to which the Investors stockholder would otherwise be entitled multiplied by the closing price per share of Firstar Common Stock at the Effective Time on the NYSE. The shares of Firstar Common Stock and shares of common stock of FCM issued and outstanding immediately prior to the Effective Time will remain issued and outstanding.

                The terms of the Merger were determined on the basis of arm's length negotiations and, in the case of Investors, after consideration of the advice of its investment banker. See "Opinion of Investment Banker."

RESTRICTED STOCK

                Certain executive officers of Investors hold restricted stock ("Investors Restricted Stock") issued pursuant to Restricted Stock Award Agreements entered into with Investors in 1992 and 1994 (the "Investors Restricted Stock Agreements"). The restricted stock issued in 1992 vests over a ten-year period at the rate of 10% per year and the restricted stock issued in 1994 vests over a three-year period at a rate of 33 1/3% per year. A total of _________ shares of Investors Restricted Stock were outstanding as of February
__, 1995. [Upon consummation of the Merger, each outstanding share of Investors Restricted Stock issued in 1992 that is not fully vested will become the right to receive the number of shares of Firstar Common Stock with a value as of the Effective Time equal to the "fair value " of the shares of such Investors Restricted Stock. Investors has engaged Piper Jaffray to determine the fair value of the Investors Restricted Stock issued in 1992, taking into account the applicable terms and conditions, including vesting schedule, under the 1992 Investors Restricted Stock Agreements. Upon consummation of the Merger, the Investors Restricted Stock issued in 1994 will automatically become the number of shares of restricted stock of Firstar, without alteration of the terms of the applicable Investors Restricted Stock Agreements, including vesting, as is equal to the number of such shares of Investors Restricted Stock multiplied by the Exchange Ratio.]

OPTIONS

                Options to purchase Investors Common Stock ("Investors Stock Options") are outstanding under the Investors Restated Stock Option Plan and the Investors 1993 Stock Incentive Plan (collectively, the "Investors Stock Option Plans"). A total of __________ Investors Stock Options were outstanding as of February __, 1995, of which ________________ were held by Investors' directors and officers. Upon consummation of the Merger, each Investors Stock Option that is outstanding immediately prior to the Effective Time will automatically become an option to purchase the number of shares of Firstar Common Stock (a "Firstar Stock Option") as would have been received had such option been fully exercised before the Merger. The number of shares subject to the Firstar Stock Options will be determined by multiplying the number of shares of Investors Common Stock subject to the Investors Stock Option by 0.8676, the Exchange Ratio. The exercise price per share of Firstar Common Stock will be equal to the exercise price per share of Investors Common Stock under the Investors Stock Option divided by 0.8676. Pursuant to the terms of the agreements awarding options under the Investors Stock Option Plans, the Investors Stock Options, to the extent not already exercisable, become immediately exercisable upon a "change in control" (which includes a transaction such as the Merger). Therefore, the Firstar Stock Options that will replace the Investors Stock Options upon consummation of the Merger will be immediately exercisable. Each Firstar Stock Option will otherwise be exercisable on the same terms and conditions as applied to the Investors Stock Options.

WARRANTS

                Warrants, each of which represents the right to purchase 2/3 share of Investors Common Stock (the "Investors Warrants"), are outstanding under a Warrant Agreement dated October 15, 1991 (the "Investors Warrant Agreement"). As of _______, 1995, Investors had outstanding Investors Warrants that entitled the holders to purchase _____shares of Investors Common Stock. Firstar has agreed to execute a supplement to the Investors Warrant Agreement, effective as of the Effective Time (the "Supplemental Warrant Agreement"). Upon consummation of the Merger and pursuant to the Supplemental Warrant Agreement, each Investors Warrant that is outstanding immediately prior to the Effective Time will automatically become a warrant to purchase the number of shares of Firstar Common Stock (a "Firstar Warrant") as would have been received had such Warrant been fully exercised before the Merger. The number of shares subject to the Firstar Warrants will be determined by multiplying the number of shares of Investors Common Stock subject to the Investors Warrant by 0.8676, the Exchange Ratio. The purchase price per share of Firstar Common Stock will be equal to the purchase price per share of Investors Common Stock under the Investors Warrant ($11.0625) divided by 0.8676 ($12.751).

EFFECTIVE TIME OF THE MERGER

                Subject to satisfaction or waiver of all other conditions to the Merger, the closing of the Merger will take place on a date (the "Closing Date") to be specified by Firstar and Investors which is required to be no later than the fifth business day after the later to occur of (i) approval of the Merger by the Federal Reserve Board and of the Bank Merger and related transactions by the OCC and, in certain cases, the OTS and the expiration of any waiting periods, and (ii) the date on which the Special Meeting is held. If the closing does not take place on the date referred to in the preceding sentence because any condition to the obligations of Firstar and FCM, on the one hand, or Investors, on the other hand, under the Merger Agreements is not met on that date, the other party may postpone the closing from time to time to any designated subsequent business day not more than ten business days after the original or postponed date on which the closing was to occur. As soon as practicable on or after the Closing Date, executed Articles of Merger will be filed with the Secretary of State of the State of Minnesota and an executed Certificate of Merger will be filed with the Secretary of State of the State of Delaware, and the Merger will become effective upon the filing of such Articles of Merger and Certificate of Merger (the "Effective Time"). Subject to the conditions contained in the Merger Agreements, the Closing Date is currently expected to occur in _____________, 1995. See "Conditions to the Merger" and "Regulatory Approvals."

SURRENDER OF CERTIFICATES

                As soon as reasonably practicable after the Effective Time, Firstar Trust Company, or such other bank or trust company designated as exchange agent for Firstar (the "Exchange Agent"), is required to mail to each holder of record of Investors Common Stock and Investors Preferred Stock a letter of transmittal and instructions for use in effecting the surrender of such holder's Investors stock certificates for certificates representing Firstar Common Stock ("Certificates").

                INVESTORS STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

                Common Stock. Upon surrender to the Exchange Agent of one or more certificates for Investors Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to the holder a Certificate or Certificates to which the holder is entitled and, where applicable, a check for the amount representing any fractional share. A Certificate may be issued in a name other than the name in which the surrendered certificate is registered only if a certificate representing such Investors Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect a transfer to the new name and by evidence that any applicable stock transfer taxes have been paid.

                All Firstar Common Stock issued pursuant to the Merger will be deemed issued as of the Effective Time. No dividends or other distributions declared or made after the Effective Time with respect to Firstar

Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate representing Investors Common Stock with respect to the shares of Firstar Common Stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder, until the holder of record of such certificate surrenders the certificate. Subject to the effect of applicable laws, following surrender of any certificate, there will be paid to the record holder of the Certificates issued in exchange, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Firstar Common Stock and the amount of dividends or other distributions with record and payment dates after the Effective Time and before the date of such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to the whole shares of Firstar Common Stock represented by the Certificates. In no event shall the persons entitled to receive such dividends, distributions and cash in lieu of fractional shares be entitled to receive interest on amounts payable.

                Preferred Stock. Upon surrender to the Exchange Agent of one or more certificates for Investors Preferred Stock, together with a properly completed letter of transmittal, there will be issued and mailed to the holder a check for the amount of cash to which the holder is entitled, including accumulated and unpaid cash dividends with a record date prior to the Effective Time. In no event shall the person entitled to receive such cash be entitled to receive interest on amounts payable.

CONDITIONS TO THE MERGER

                The Merger will occur only if the Merger Agreements are approved by the requisite vote by the holders of Investors Common Stock. Consummation of the Merger is subject to the satisfaction of certain other conditions unless waived to the extent waiver is permitted by applicable law. Such conditions include the following, which constitute all material conditions: (i) the receipt of all necessary regulatory approvals of the Merger, the Bank Merger and certain related transactions, including the approvals of the Federal Reserve Board, the OCC and the OTS, with no conditions that are not reasonably acceptable to Firstar; (ii) the effectiveness of the Registration Statement and the absence of a stop order suspending such effectiveness or proceedings seeking a stop order; (iii) the absence of a temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; (iv) authorization for listing on the NYSE upon official notice of issuance of the shares of Firstar Common Stock issuable in the Merger; (v) the absence of any material adverse change since December 31, 1993, in the financial condition, results of operations or business of Investors and Firstar, as the case may be, other than any changes resulting primarily by reason of changes in banking business of Investors and Firstar; and (vi) the continued accuracy of representations and warranties by Firstar and Investors regarding, among other things, the organization of the parties, financial statements, capitalization, pending and threatened litigation, enforceability of the Merger Agreements, compliance with law, and tax matters. See "Termination, Amendment and Waiver" and "Regulatory Approvals."

                In addition, unless waived, each party's obligation to effect the Merger is subject to performance by the other party of its obligations under the Merger Agreements and the receipt of certain certificates from the other party and legal opinions.

REGULATORY APPROVALS

                The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the depository subsidiaries of Firstar and Investors under the Community Reinvestment Act of 1977, as amended (the "CRA"). The CRA requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each depository institution's record of meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation.

                Under the BHC Act, the Merger may not be consummated until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise.

                Firstar submitted an application with the Federal Reserve Bank of Chicago (the "Federal Reserve Bank") that was accepted for filing by the Reserve Bank on December 29, 1994. Firstar has been advised that the Federal Reserve Bank has accepted the application for processing under delegated authority from the Federal Reserve Board. Under the regulations of the Federal Reserve Board, the Federal Reserve Bank will act on the application within the 30-day period that began on the date the application was accepted for filing (a period that will be tolled by any public comments or other circumstances that may trigger further requests for information from the Federal Reserve Bank). There can be no assurance that the Federal Reserve Bank will continue processing the application under delegated authority.

                Under the Merger Agreements, the Merger is subject to prior approval by the OCC of the Bank Merger. The Merger is also subject to prior approval by the OCC of, and notification to the OTS concerning, a series of transactions designed solely to facilitate the Bank Merger, all of which will occur on the Closing Date immediately before the Merger (together, the "Related Transactions"). First, Investors will charter two de novo national banks (the "Interim Banks") that will never operate. Second, Investors Bank will transfer a total of seven of its branches to the Interim Banks (the "Purchase and Assumption Transactions"). Third, Investors Bank will convert to a national bank (the "Conversion"). In the last Related Transaction, the Interim Banks will merge into Investors Bank, the surviving national bank.

                Investors Bank will never operate as a national bank prior to its acquisition by Firstar and subsequent merger into Firstar Bank. Immediately after the Related Transactions and on the same day, Firstar will acquire Investors in the Merger between Investors and FCM and will then effect the Bank Merger between Investors Bank and Firstar Bank.

                The Bank Merger and the Related Transactions are subject to prior approval by the OCC under the Bank Merger Act (the "BMA"), Section 5(d)(3) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1815(d)(3) (the "Oakar Amendment"), and Section 5(d)(2)(G) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1815(d)(2)(G) (the "Sasser Amendment"). The Oakar Amendment and the Sasser Amendment require that the OCC, in reviewing any application for transactions subject thereto, consider the factors set forth in the BMA. The BMA requires that the OCC take into consideration the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities served. The BMA prohibits the OCC from approving the Bank Merger and the Related Transactions if they would result in a monopoly or be in the furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if their effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if they would in any other manner be a restraint of trade, unless the OCC finds that any anticompetitive effects are clearly outweighed in the public interest by the probable effect of the transactions in meeting the convenience and needs of the communities to be served. Furthermore, the OCC must also assess the records of Investors Bank and, in the case of the Bank Merger, Firstar Bank under the CRA. The OCC has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position.

                Under the BMA, the Bank Merger may not be consummated until up to 30 days following the date of OCC approval, during which time the United States Department of Justice may challenge the Bank Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the OCC's approval unless a court specifically orders otherwise.

                Investors and Firstar submitted applications for filing with the OCC on January __, 1995. Firstar anticipates that the OCC will act on the applications ______________, 1995.

                The Purchase and Assumption Transactions are subject to prior approval by the OTS under the Home Owners' Loan Act, as amended. Investors Bank submitted notice filings to the OTS concerning the Purchase and Assumption Transactions, on January ___, 1995. If the OTS does not act on the notice filings for the Purchase and Assumption Transactions within 30 days, the notices will be deemed approved automatically.

                The Conversion is subject to a notice filing with the OTS, which Investors Bank submitted January ___, 1995; OTS approval of the Conversion prior to its consummation is not required.

                There can be no assurance that the requisite regulatory approvals will be obtained, and if such approvals are obtained, there can be no assurance as to the timing thereof. There can likewise be no assurance that the Department of Justice will not challenge the Merger or the Bank Merger or, if such a challenge is made, as to the result thereof.

                The Merger cannot proceed in the absence of all requisite regulatory approvals. See "Conditions to the Merger," "Effective Time of the Merger" and "Termination, Amendment and Waiver." In the Merger Agreements, Firstar and Investors have agreed to use all reasonable efforts and to cooperate with each other in taking any actions necessary to obtain the requisite regulatory approvals, including participating in any required hearings or proceedings, without any condition not reasonably satisfactory to Firstar.
There can be no assurance that any regulatory approvals will not contain a condition not reasonably satisfactory to Firstar.

                Firstar and Investors are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, and if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

BUSINESS PENDING THE MERGER

                Under the Merger Agreements, Investors is generally obligated to, and obligated to cause its subsidiaries to, operate their respective businesses only in the usual, regular and ordinary course consistent with past practices; preserve substantially intact its business organization and assets, maintain its rights and franchises, use its reasonable best efforts to retain the services of employees and maintain its relationships with customers; maintain its properties; keep in full force and effect insurance; perform obligations under material agreements; and comply with material obligations imposed by laws. The Merger Agreements also provide that prior to the Effective Time, without Firstar's prior written consent, Investors may not, and may not allow its subsidiaries to, among other things: (i) incur any material liabilities or obligations, except in the ordinary course; (ii) increase the compensation of employees, directors or officers, except in accordance with past practice or amend any employment or similar agreement with officers or directors; (iii) change retirement benefits or other benefit plans, or enter into employment or similar agreements; (iv) change or make grants under the Investors Stock Option Plans; (v) effect any fundamental corporate acquisition or sale of assets; (vi) issue or redeem any of its capital stock, other than (A) repurchases of Investors Common Stock in satisfaction of Investors' obligation under the Merger Agreements as described in the next paragraph, or (B) the issuance of Investors Common Stock upon the exercise of Investors Stock Options or pursuant to the Investors Warrants,(vii) propose or adopt any amendments to its corporate charter or bylaws in any way adverse to Firstar; (viii) except in fiduciary capacities, purchase any shares of Firstar Common Stock; (ix) change the lending, investment, liability, management and other material policies concerning the banking business of Investors; (x) make any additional borrowings or renew any borrowings from the Federal Home Loan Bank of Des Moines, except in the ordinary course; (xi) renew, extend, cancel or surrender real property leases without prior consultation with Firstar; or (xii) sell any mortgage loan servicing rights, except for a sale that has been consummated.

                Investors has agreed to use its best efforts, consistent with law, pooling-of-interests accounting rules and the provisions of the Code governing tax-free reorganizations, to repurchase enough Investors Common Stock to satisfy anticipated future issuances of such stock upon the exercise of Investors Stock Options or pursuant to the Investors Warrants, at an aggregate purchase price no greater than $2.0 million.

                Investors has also agreed (i) to notify Firstar immediately if any person makes a proposal concerning a Competing Transaction, as defined below, (ii) after the receipt of all necessary regulatory approvals of the Merger and the Bank Merger, to sell such investment securities as Firstar may request, (iii) to cause any subsidiary that proposes to acquire real property to conduct an environmental assessment of such property and (iv) to redeem in full as soon as practicable on or after January 1, 1995, its 10% subordinated Debentures due April 1, 1996.

                In addition, the Merger Agreements provide that, prior to the Effective Time, Investors may not initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any "Competing Transaction," or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors, employees, financial advisor, attorney, accountant or other representative to take any such action. "Competing Transaction" means any of the following involving Investors or any of its subsidiaries: any merger or other business combination; a sale or other disposition of a substantial portion of assets; a sale of capital stock or a right to acquire capital stock constituting more than 15% of Investors capital stock; a tender offer or exchange offer for at least 15% of the outstanding shares of any class of its capital stock; a solicitation of proxies in opposition to approval of the Merger by Investors stockholders; or a public announcement of a bona fide proposal, plan or intention to do any of the foregoing. The Merger Agreements provides, however, that the Board of Directors of Investors is not prohibited from (i) furnishing or permitting certain persons to furnish information to any party that requests information as to Investors if the Board of Directors, based upon the advice of counsel, determines in good faith that such action is required to comply with its fiduciary duties to stockholders and, prior to furnishing information, Investors receives a confidentiality agreement, (ii) furnishing information to, or entering into discussions or negotiations with, any party that makes an unsolicited bona fide written proposal to acquire Investors, if the Board, based upon written advice from Dorsey & Whitney or other counsel acceptable to Firstar, determines in good faith that such action is required to comply with its fiduciary duties to stockholders and, prior to furnishing information, Investors receives a confidentiality agreement, (iii) complying with Rule 14e-2 promulgated under the Exchange Act, or (iv) making any public statement required by law or the Nasdaq Stock Market.

                Investors has agreed to, through its Board of Directors, (i) unanimously recommend to its stockholders approval of the Merger Agreements;
(ii) not withdraw, modify, or amend such recommendation; and (iii) use its best efforts to obtain stockholder approval. However, the Merger Agreements does not prohibit the Board of Directors of Investors from failing to recommend such approval or withdrawing, modifying or amending its recommendation as a result of the receipt by such Board of Directors of a bona fide proposal from a third party not affiliated with Investors to acquire control of Investors or substantially all of the assets of Investors after August 21, 1994, if (A) the Board of Directors of Investors, based upon written advice from Dorsey & Whitney or other counsel acceptable to Firstar, determines in good faith that such action is required to comply with its fiduciary duty to stockholders, (B) Investors' Board has no reason to believe that the written proposal is not made in good faith and (C) Investors' Board takes such action as is necessary to allow Investors' stockholders to vote upon the Merger Agreements in accordance with the DGCL.

DIVIDENDS

                Under the Merger Agreements, Investors is allowed to declare quarterly cash dividends on Investors Common Stock at a rate not in excess of $.125 per share, and regular quarterly cash dividends on Investors Preferred Stock as required by Investors' Certificate of Incorporation; provided, however, that Investors cannot declare or pay any dividends on Investors Common Stock in the quarter in which the Merger occurs if the holders of Investors Common Stock are entitled to receive dividends on the shares of Firstar Common Stock they receive in the Merger in that quarter.

TERMINATION, AMENDMENT AND WAIVER

                The Merger Agreements provide that the Merger Agreements may be terminated, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Investors or Firstar, (i) by mutual consent of Firstar and Investors; (ii) by either Firstar or Investors (A) if there has been a material breach of a representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreements or
(B) if any representation or warranty of the other party shall be discovered to have become materially untrue, in either case which breach or other condition has not been cured within ten business days following receipt by the nonterminating party of notice of such breach or other condition; (iii) by either Firstar or Investors if any permanent injunction preventing the consummation of the Merger shall have become final and non-appealable; (iv) by either Firstar or Investors if the Merger shall not have been consummated before August 15, 1995, for a reason other than the failure of the terminating party to comply with its obligations under the Merger Agreements; (v) by either Firstar or Investors if the Federal Reserve Board, the OCC or the OTS has denied approval of the Merger, the Bank Merger or the Related Transactions and neither Firstar nor Investors has, within 30 days after the entry of the order denying such approval, filed a petition seeking review of such order; (vi) by either Investors or Firstar if the Merger Agreements and the Merger are not approved after the vote at the Special Meeting.

                The Merger Agreements also provide that they may be terminated by Investors five business days after written notice to Firstar if any person shall have commenced a bona fide tender offer for all outstanding Investors Common Stock or shall have made a bona fide written offer for the acquisition of Investors, and (i) Investors' Board of Directors determines, (A) based on advice of Investors' financial advisors, that such offer is a material economic improvement to Investors' stockholders, and (B) based on written advice from Dorsey & Whitney P.L.L.P. or other counsel acceptable to Firstar, that recommending or accepting such offer is required for the Board to comply with its fiduciary duties and (ii) Investors or the person making such offer shall have irrevocably paid the Termination Fee.

                The Merger Agreements automatically terminate upon the irrevocable payment to Firstar of the Termination Fee following the occurrence of a Trigger Event, unless, generally, there has been conduct by Investors that is not permitted under the Merger Agreements based upon the Investors Board's good faith determination of its fiduciary duties, based upon the written advice of counsel.

                The Merger Agreements may be terminated by Firstar if (i) after August 21, 1994 any person shall have commenced a bona fide tender offer or exchange offer to acquire at least 20% of the then outstanding shares of Investors Common Stock, or (ii) the Board shall have withdrawn, modified or changed its recommendation of the Merger Agreements or the Merger.

                The Merger Agreements also provide that they may be terminated by Investors on either of the two trading days occurring immediately after the ten consecutive trading days ending at the end of the third business day preceding the date of the Special Meeting (the "Ten-Day Calculation Period"), if both of the following conditions are satisfied: (i) the average of the daily closing prices of a share of Firstar Common Stock as reported on the Consolidated Tape System for NYSE stocks during the Ten-Day Calculation Period is less than $29.00 and (ii) the percentage decline in the price of Firstar Common Stock after August 19, 1994, determined by reference to such average of the daily closing prices, exceeds the sum of the percentage decline in the weighted average price of a selected group of bank stocks plus .125. This provision is known as the "walk-away" provision. If the foregoing conditions were applied as of _____________, 1995, the applicable average Firstar Common Stock price would be $________ per share, representing a percentage [decline] [increase] in the price of such stock from August 19, 1994 that [exceeded] by approximately ______ the percentage [decline] [increase] in the weighted average price of such group of bank stocks. The selected group of bank stocks is identified on Exhibit 10.01 to the Merger Agreements, included as Appendix B to this Proxy Statement- Prospectus.

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
                Thus, if the two conditions precedent to the "walk-away" provision were applied as of the date of this Proxy Statement-Prospectus, Investors would not have the right to terminate the Merger Agreements based upon the "walk-away" provision. However, if the "walk-away" provision becomes operative prior to the Special Meeting, then the Board of Directors of Investors, depending upon the circumstances, may exercise Investors' rights under the provision and terminate the Merger Agreements or, alternatively, may waive the "walk-away" provision and proceed to consummate the Merger pursuant to the terms and conditions of the Merger Agreements. Any decision the Board of Directors may make regarding the "walk-away" provision may be made without the resolicitation of the Investors stockholders or notice to such stockholders. Investors may or may not issue a press release concerning the decision.

                The Merger Agreements also gave Firstar the right to terminate the Agreement at any time prior to September 11, 1994, if Firstar's due diligence investigation disclosed certain adverse facts relating to Investors. Firstar did not exercise this right.

                The Merger Agreements may be amended by the parties at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Investors, but after any such approval, no amendment may be made which would have an adverse effect on Investors' stockholders, change the consideration to be provided to such stockholders pursuant to the Merger Agreements or have a similar effect. At any time prior to the Effective Time, either party may, to the extent legally allowed, extend the time for performance of any of the obligations of the other party, waive any inaccuracies in the representations and warranties of the other and waive compliance with any of the agreements or conditions to its obligations.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

                In the Merger, Investors will be merged into FCM and the separate corporate existence of Investors will cease. FCM, as the surviving corporation, will continue to operate under the name "Firstar Corporation of Minnesota." The officers and directors of FCM prior to the Merger will continue as officers and directors of the surviving corporation, except that James M. Burkholder, President and Chief Executive Officer of Investors, will be elected to the Board of Directors of FCM. Immediately following the Merger, Investors Bank will be merged into Firstar Bank, which will continue to operate as a national bank under the name "Firstar Bank of Minnesota, N.A." Richard W. Schoenke, Firstar Bank's current President and Chief Executive Officer, will continue as such after the Bank Merger. The remainder of the management of Firstar Bank will be drawn from the current officers of Firstar Bank and Investors Bank. Firstar Bank's Board of Directors after the Bank Merger will be comprised of its members prior to the Effective Time and Mr. Burkholder. Mr. Burkholder will not be involved in the management of Firstar Bank but will assume the offices of President and Chief Executive Officer of Firstar's mortgage banking subsidiary, Firstar Home Mortgage Corporation. See "Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

                Agreements with Officers of Investors. The Merger Agreements provide that Firstar and FCM will appoint James M. Burkholder as President and Chief Executive Officer of Firstar Home Mortgage Corporation ("FHMC") and elect Mr. Burkholder a director of FCM and of Firstar Bank. In addition, Investors and Firstar have entered into amended employment agreements with Mr. Burkholder and John G. Lohmann, Jr. and an amended severance agreement with Lynn V. Bueltel, that amend the provisions of the existing agreements between Investors and such officers, and have entered into a new employment agreement with Daniel Arrigoni, each of which is effective upon consummation of the Merger. Mr. Burkholder's amended employment agreement provides for his employment as President and Chief Executive Officer of FHMC for a period of four years after consummation of the Merger at an annual salary of $210,000, an annual bonus of at least $100,000, participation in the other bonus, incentive compensation and other benefit plans generally offered to Firstar's executives, and continuation of the disability and life insurance benefits received as an officer of Investors. Mr. Lohmann's amended employment agreement provides for his employment as Executive Vice President of Firstar Bank for a period of one year after the Merger, the first three months at full time and the last nine months at not less than 20 hours per week, at an annual salary of $165,000 and with benefits similar to those afforded Mr. Burkholder. Mr. Bueltel's amended severance agreement provides for continuation of his severance agreement with Firstar on terms similar to his severance arrangement with Investors. Mr. Arrigoni's agreement provides for his employment as Executive Vice President of FHMC for a period of 30 months after the Merger at an annual salary of $158,000, an annual bonus of at least $100,000, and other benefits similar to those afforded Mr. Burkholder and Mr. Lohmann. Each of Mr. Burkholder, Mr. Lohmann, and Mr. Arrigoni have also entered into agreements not to compete with Firstar for periods of four years, three years and 30 months, respectively, after the date of the Merger.

                Indemnification of Officers and Directors. The Merger Agreements require Firstar to indemnify present and former officers, directors and employees of Investors (including its subsidiaries) against certain losses and other expenses in connection with claims which arise out of such persons' serving in such capacities and that pertain to matters or facts arising, existing or occurring before the Merger becomes effective. The Merger Agreements also require Firstar to maintain in effect, for three years after the Merger becomes effective, officers' and directors' liability insurance with respect to claims arising from facts or events which occurred before the Merger became effective of at least the same coverage and amounts, and containing terms and conditions no less advantageous, as the coverage currently provided by Investors, subject to a stated maximum annual premium.

                Restricted Stock. The Merger Agreements provide that shares of Investors Common Stock subject to restrictions under agreements dated January 4, 1994 (which are outstanding to Mr. Burkholder, Mr. Lohmann, and Mr. Bueltel), will become and represent the number of shares of Firstar Common Stock determined by multiplying such shares by the Exchange Ratio and that such shares of Firstar Common Stock shall remain subject to the restrictions set forth in such agreements. Each share of restricted stock outstanding to Mr. Burkholder and Mr. Lohmann under agreements dated December 31, 1992 will become the right to receive the number of shares of Firstar Common Stock having a value as of the effective time of the Merger equal to the fair value of such restricted stock, as determined by an independent appraiser. See "Restricted Stock."

                Options. The Merger Agreements provide that all outstanding options under the Investors Restated Stock Option Plan and the Investors 1993 Stock Incentive Plan, including options outstanding to officers and directors of Investors, will become options to purchase the number of shares of Firstar Common Stock, subject to the same provisions, including vesting, as would have been received had such options been fully exercised prior to the Effective Time of the Merger. However, pursuant to the terms of the agreements awarding options under the Investors Stock Option Plans, outstanding Investors Stock Options (including those held by the directors and executive officers of Investors), to the extent not already exercisable, become immediately exercisable upon a "change in control" (which includes a transaction such as the Merger). Therefore, the Firstar Stock Options that will replace the Investors Stock Options upon consummation of the Merger will be immediately exercisable. See "Options."

                The foregoing interests of members of management of Investors in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of nonaffiliated stockholders.

EFFECT ON EMPLOYEE BENEFITS

                The Merger Agreements provide that Firstar will provide on or before the first calendar year that begins at least 90 days after the Effective Time of the Merger to each employee of Investors or its subsidiaries the opportunity to participate in Firstar's employee benefit plans on a basis comparable to that of similarly situated employees of Firstar and its subsidiaries, with full credit for years of employment with Investors for purposes of qualification and vesting. These include pension, 401(k), medical, dental, dependent care, medical expense reimbursement, group life insurance and long-term disability plans. Firstar may meet its obligations to provide benefits to Investors' employees through continuation of Investors' existing benefit plans until transfer of such employees to Firstar's benefit plans.

RIGHTS PLAN

                Investors has adopted a stockholder rights plan in the form of a Rights Agreement between Investors and Norwest Bank Minnesota, N.A., as rights agent (the "Investors Rights Agreement"). Under the Investors Rights Agreement, each share of Investors Common Stock has an associated preferred stock purchase right ("Investors Right") that would allow the holders to purchase Investors Common Stock at a discounted price, upon certain events. In contemplation of execution of the Merger Agreements, Investors' Board of Directors amended the Rights Agreement as of August 21, 1994 to provide that (i) the acquisition by Firstar and FCM of more than 15% of the outstanding capital stock of Investors pursuant to the Merger Agreements would not cause Firstar and FCM to be deemed "acquiring persons" capable of triggering exercisability of the Investors Rights, (ii) neither execution nor announcement of the Merger Agreements or the Voting Agreements would trigger exercisability of the Rights, and (iii) the Investors Rights Agreement will expire immediately prior to the Effective Time.

TERMINATION FEE

                As a condition to Firstar's willingness to enter into the Merger Agreements, Investors agreed to pay to Firstar a fee of $4,500,000 (the "Termination Fee") within two days of any occurrence of a "Trigger Event." A Trigger Event means the occurrence of one or more of the following events: (i) a Transaction Proposal (as defined below); (ii) termination of the Merger Agreements following a wilful and material breach thereof by Investors; or (iii) any withdrawal, modification or amendment in any respect by Investors' Board of Directors of its approval or recommendation regarding the Merger Agreements and stockholder vote relating thereto or Investors Board of Directors adopting a resolution relating to any such withdrawal, modification or amendment.

                A "Transaction Proposal" means any of the following: (a) a bona fide tender offer or exchange offer for at least 15% of the then outstanding shares of any class of capital stock of Investors made by any person other than Firstar or its affiliates, (b) a merger, consolidation or other business combination with Investors or Investors Bank is effected by an entity or person, (c) any sale, lease, transfer, mortgage or other disposition involving a substantial part of Investors' or Investors Bank's consolidated assets, or any agreement to effect such a transaction, (d) the acquisition by any person of 15% or more of the outstanding shares of any class of capital stock of Investors or acquisition of additional shares by any entity or person currently holding 15% or more of such shares, except for certain acquisitions made pursuant to Investors Stock Options or Investors Warrants, (e) any reclassification of the securities of, or recapitalization of, Investors that has the effect of increasing the proportionate share of any class of equity security of Investors that is owned by a person other than Firstar or its affiliates, or any agreement to effect such a reclassification or recapitalization, (f) any transaction having an effect similar to those described in (a) through (e) above, or (g) a public announcement regarding a proposal, plan or intention by Investors or another entity or person to effect any of the foregoing transactions; provided, however, that events described in clauses (a) and (g) of this definition and events described in clause (f) having an effect similar to those described in clause (a) do not constitute a "Transaction Proposal" unless either (x) the Board of Directors of Investors takes or fails to take certain actions in connection therewith or (y) Investors stockholders fail to approve the Merger Agreements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

                Firstar and Investors have received an opinion of Foley & Lardner that the Merger will qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Accordingly, Investors, Firstar and FCM will recognize no gain or loss for federal income tax purposes as a result of the Merger, and no gain or loss will be recognized by any holder of Investors Common Stock upon the receipt of Firstar Common Stock in connection with the Merger (except upon the receipt of cash in lieu of fractional shares of Firstar Common Stock). The Internal Revenue Service (the "Service") has not been asked to rule upon the tax consequences of the Merger to any person and no such request will be made. The opinion of Foley & Lardner is based upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Service, an opinion of counsel is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service. EACH

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
STOCKHOLDER OF INVESTORS IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

                Based upon the opinion of Foley & Lardner, which in turn is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences to the Investors stockholders will result from the Merger:

                        (i) Provided that the Merger of Investors with and into FCM qualifies as a statutory merger under applicable law, the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and Investors, Firstar and FCM will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

                        (ii) No gain or loss will be recognized by the holders
                of Investors Common Stock upon the exchange of Investors Common Stock solely for Firstar Common Stock, pursuant to the Merger.

                        (iii) An Investors stockholder who receives cash in lieu of a fractional share interest in Firstar Common Stock in the Merger will be treated as if he or she actually received such fractional share interest which was subsequently redeemed by Firstar. Such cash will be treated as having been received as full payment in exchange for stock redeemed as provided in
                Section 302(a) of the Code. Gain or loss will be recognized upon such exchange, and will be capital gain or loss, provided that the Investors Common Stock was a capital asset in the hands of the holder on the date of the Merger.

                        (iv) The receipt of cash by holders of Investors Preferred Stock who own no Investors Common Stock, either directly or through application of the constructive ownership rules of Section 318(a) of the Code (which rules, in general terms, treat such a holder as owning stock actually owned by certain related individuals and entities), is a distribution in redemption of the Investors Preferred Stock. Such holders will recognize gain or loss from the redemption in an amount equal to the difference, if any, between the amount received for the Investors Preferred Stock, including the amount attributable to accrued dividends, and the basis of the holder in such stock. Such gain or loss will be capital gain or loss, provided that the Investors Preferred Stock was a capital asset in the hands of the holder on the date of the Merger.

                        (v) If a holder owns Investors Preferred Stock and actually or constructively owns Investors Common Stock, gain will be recognized on the exchange of Investors Preferred Stock for cash in an amount equal to the excess, if any, of the amount received for such stock, including the amount attributable to accrued dividends, over the basis of the holder in such stock. Such gain will be capital gain, provided that the Investors Preferred Stock was a capital asset in the hands of the holder on the date of the Merger, unless the exchange has the effect of the distribution of a dividend, determined under Section 356(a)(2) of the Code. For Investors stockholders who hold minority interests in both the Investors Common Stock and the Investors Preferred Stock and who do not participate in the management of Investors, the exchange should not have the effect of the distribution of a dividend. Nevertheless, because the determination of whether the exchange has the effect of the distribution of a dividend under the circumstances described in this paragraph is based on facts that may differ with each holder, Foley & Lardner is unable to express an opinion with respect to the conclusion described in the preceding sentence applicable to each stockholder. No loss may be recognized by an Investors stockholder who owns both Investors Common Stock and Investors Preferred Stock upon the exchange of Investors Common Stock and Investors Preferred Stock into Firstar Common Stock and cash pursuant to the Merger.

                        (vi) An Investors stockholder's aggregate basis in the
                Firstar Common Stock received pursuant to the Merger (including any fractional share interest to which he or she may be entitled) will be the same as the aggregate basis of the Investors Common Stock surrendered.

                        (vii) The holding period of the Firstar Common Stock received by a stockholder of Investors pursuant to the Merger (including any fractional share interest to which he or she may be entitled) will include the period during which the Investors Common Stock exchanged therefor was held, provided that the Investors Common Stock surrendered was a capital asset on the date of the Merger.

                The foregoing is only a general description of certain anticipated federal income tax consequences of the Merger for stockholders who are citizens or residents of the United States and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each stockholder of Investors. It does not discuss all of the consequences that may be relevant to stockholders of Investors entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreements or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local or foreign tax laws.

ACCOUNTING TREATMENT

                Firstar's obligation to consummate the Merger is conditioned upon qualification of the Merger as a pooling-of-interests for accounting purposes as evidenced by the receipt by Firstar of an opinion from Firstar's and Investors' independent public accountants to the effect that the Merger qualifies for pooling-of-interests method of accounting. Under the pooling-of-interests accounting treatment the historical basis of the assets and liabilities of Firstar and Investors will be combined at the Effective Time and carried forward at their previously recorded amounts and the stockholders' equity accounts of Investors and Firstar will be combined on Firstar's consolidated balance sheet. Income and other financial statements of Firstar issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Firstar and Investors as if the Merger had taken place prior to the periods covered by such financial statements.

                For the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding Investors Common Stock must be exchanged for Firstar Common Stock. Firstar and Investors have agreed not to take any action which would preclude use of pooling-of-interests accounting treatment for the Merger by Firstar. This covenant will be deemed waived by Investors if Firstar takes such action and waives the condition that the Merger qualify as a pooling-of-interests.

EXPENSES

                If the Merger Agreements are terminated by Investors as a result of Firstar's breach thereof, Firstar will pay Investors its out-of-pocket expenses incurred in connection with the Merger Agreements, but not to exceed $1.0 million. If the Merger Agreements are terminated by Firstar as a result of a breach by Investors, Investors is obligated to pay Firstar a Termination Fee. See "Termination Fee."

                Firstar and Investors have agreed to share equally in the expense of printing this Proxy Statement-Prospectus and the expense of all SEC and regulatory filing fees incurred in connection therewith.

                Except as provided above, the Merger Agreements provide, in general, that Firstar and Investors will each pay its own expenses in connection with the Merger and the transactions contemplated thereby, including fees and expenses of its own accountants and counsel. For information with respect to financial advisory fees incurred in connection with the Merger, see "Opinion of Investment Banker."

RESALE OF FIRSTAR COMMON STOCK

                The shares of Firstar Common Stock to be issued in the Merger to stockholders of Investors have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may be freely traded by stockholders of Investors who, at the Effective Time, are not "affiliates" of Investors (and are not affiliates of Firstar at the time of the proposed resale). Each affiliate of Investors has delivered to Firstar a written undertaking to the effect that (a) he or she will not sell or dispose of the Firstar Common Stock acquired by him or her in connection with the Merger other than in accordance with the Securities Act, except under (i) a separate registration statement for distribution (which Firstar has not agreed to provide), or (ii) Rule 145 promulgated thereunder by the Commission, or (iii) pursuant to some other exemption from registration; and (b) he or she will not otherwise dispose of the Firstar Common Stock, or otherwise reduce his or her risk relative to the Firstar Common Stock prior to the publication by Firstar of an earnings statement covering at least 30 days of combined operations after the Effective Time.

APPRAISAL RIGHTS

                Under the provisions of Section 262 of the DGCL, a copy of which is attached to this Proxy Statement-Prospectus as Appendix A, any holder of record of Investors Preferred Stock has the right to object to the Merger and demand payment of the fair value of any of his or her shares in cash. Such appraisal rights are not available for holders of Investors Common Stock. See "COMPARATIVE RIGHTS OF STOCKHOLDERS -- Appraisal Rights and Dissenters'
Rights." Any holder of Investors Preferred Stock electing to assert appraisal rights must file a written demand for appraisal with Investors, at 200 East
Lake Street, Wayzata, Minnesota 55391, before the vote on the Merger at the Special Meeting. A stockholder may demand appraisal as to less than all of the shares registered in the stockholder's name.

                If the Merger is approved by the requisite vote of holders of Investors Common Stock, any holder of Investors Preferred Stock seeking appraisal rights who has preserved his or her rights of appraisal by filing a demand for appraisal, continuously holding such stock through the Closing Date and otherwise complying with the requirements of Section 262 ("Stockholder Seeking Appraisal Rights"), will, within ten days after the Closing Date, be notified by the surviving corporation of the Closing Date. Within 120 days after the Closing Date, any Stockholder Seeking Appraisal Rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Investors Preferred Stock of all Stockholders Seeking Appraisal Rights. Notwithstanding the foregoing, any such stockholder, within 60 days after the Closing Date, has the right to withdraw his or her demand for appraisal and accept the terms of the Merger Agreements. Within 120 days after the Closing Date, any Stockholder Seeking Appraisal Rights, upon written request, will be entitled to receive from the surviving corporation a statement setting forth the aggregate numbers of Stockholders Seeking Appraisal Rights and shares they hold. The surviving corporation will mail such a statement to the Stockholder Seeking Appraisal Rights within ten days of the request or within ten days after the Closing Date, whichever is later.

                Upon the filing of such a petition by a Stockholder Seeking Appraisal Rights, the Delaware Court of Chancery will determine the stockholders entitled to appraisal and will appraise the shares of Investors Preferred Stock as to which the stockholder has demanded appraisal rights, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a "fair rate of interest," if any, to be paid on the amount determined to be the fair value. The court may require the Stockholders Seeking Appraisal Rights to submit their certificates of Investors Preferred Stock as to which appraisal rights have been demanded to the Delaware Register in Chancery for notation thereon that the appraisal proceedings are pending.

                The Delaware Court of Chancery will direct the payment of such fair value and interest, if any, by the surviving corporation to the Stockholders Seeking Appraisal Rights upon their surrender of the certificate or certificates representing such shares of Investors Preferred Stock. From and after the Effective Time of the Merger, no Stockholder Seeking Appraisal Rights will be entitled to vote his or her shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time). If no petition for an appraisal is filed within

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
the time period specified above, or if the Stockholder Seeking Appraisal Rights delivers to the surviving corporation a written withdrawal of his or her demand for an appraisal, either within 60 days after the Effective Time (or thereafter with the written approval of the surviving corporation), then the right of such stockholder to an appraisal shall cease. No appraisal proceeding, however, may be dismissed without the approval of the Court of Chancery, and the court may assess the costs of the proceeding against the parties in any manner that the court deems equitable.

                In the event any holder of Investors Preferred Stock fails to perfect his or her rights of appraisal by failing to comply strictly with the applicable statutory requirements, the stockholder will be bound by the terms of the Merger Agreements and will not be entitled to payment for the stockholder's shares under Section 262. Any holder of Investors Preferred Stock who wishes to object to the transaction and demand payment for the stockholder's shares of Investors Preferred Stock should consider consulting his or her own legal advisor.

                Any written objection or demand should be signed by or for the holder of record of the shares to which it relates in the same manner indicated in the stock records of Investors. Any beneficial owner of Investors Preferred Stock who is not also the holder of record of the shares, and who wishes to assert statutory rights of appraisal with respect thereto, should instruct the holder of record to act accordingly on the beneficial owner's behalf. Investors will not accept written objections or demands for payment from any party other than the holder of record (whose name appears in the stock records of Investors) of the shares to which the objection or demand relates.

                Holders of Investors Preferred Stock should bear in mind that the fair value of the Investors Preferred Stock determined in an appraisal proceeding as described above could be more than, the same as or less than the value of the consideration they will receive in the Merger if they do not exercise such appraisal rights. The foregoing is only a summary of the provisions of the DGCL and is qualified in its entirety by reference to the text of Section 262, which is set forth in Appendix A hereto.


                       COMPARATIVE RIGHTS OF STOCKHOLDERS

                Investors is incorporated under the laws of the state of Delaware, and Firstar is incorporated under the laws of the state of Wisconsin. Stockholders of Investors, whose rights are governed by Investors' Certificate of Incorporation and By-laws and by the DGCL, will, on consummation of the Merger, become shareholders of Firstar. Their rights as Firstar shareholders will then be governed by Firstar's Restated Articles of Incorporation and By-laws and by the Wisconsin Business Corporation Law (the "WBCL"). The following is a summary of the material differences between the rights of stockholders of Investors and the rights of shareholders of Firstar.

CAPITAL STOCK

                The Certificate of Incorporation of Investors authorizes the Board of Directors of Investors to issue up to 10,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value, 500,000 shares of which have been designated Series A Junior Participating Preferred Stock and 303,640 of which have been designated Cumulative Perpetual Preferred Stock, Series 1991 (the "Investors Preferred Stock"). _____ shares of Investors Common Stock were outstanding as of _______________, 1995. No shares of the Series A Junior Participating Stock are outstanding. As of _______________, 1995, 303,640 shares of Investors Preferred Stock were issued and outstanding.

                Investors common stockholders have no preemptive rights. The outstanding shares of Investors Common Stock are fully paid and nonassessable. Each outstanding share of Investors Common Stock includes an Investors Right. See "PROPOSED MERGER -- Rights Plan." Investors common stockholders are entitled to one vote for each share held on each matter submitted to a vote of the holders of Investors Common Stock. Cumulative voting for the election of directors is not permitted. Subject to the preferential dividend rights of any issued and outstanding preferred stock, including the Investors Preferred Stock, Investors' common stockholders are entitled to receive dividends as and when declared by the Board of Directors of Investors. Under Delaware law, Investors may declare and pay dividends out of surplus or, if there is not surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of Investors has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding capital stock having a preference on distribution.

                If Investors were liquidated, the holders of Investors Common Stock would be entitled to receive, pro rata, all assets available for distribution to them after full satisfaction of Investors' liabilities and any payment applicable to the preferred stock then outstanding.

                Holders of the Investors Preferred Stock are entitled to receive cumulative quarterly cash dividends, when and as declared by the Investors Board of Directors, of $.6875 per share before any payment of dividends to holders of Investors Common Stock, and are entitled to receive $25 per share in liquidation of Investors prior to any payments on such Investors Common Stock. The Investors Preferred Stock is redeemable at $25 per share plus accumulated and unpaid dividends commencing October 31, 1996. The Investors Preferred Stock does not entitle the holders thereof to vote on any matters submitted to stockholders, except for certain matters affecting the terms or authorization of the Investors Preferred Stock and except in the event of failure to pay six quarterly cash dividends.

                The Restated Articles of Incorporation of Firstar authorize the Board of Directors of Firstar to issue up to 2,500,000 shares of preferred stock, $1.00 par value. The Board of Directors may establish the relative rights and preferences of preferred stock issued in the future without shareholder action and issue such stock in series. [As of the date hereof, no shares of any series of Firstar preferred stock are issued and outstanding; however, upon consummation of Firstar's pending acquisition of First Colonial Bankshares Corporation, up to [38,775] shares of Firstar Series D Convertible Preferred Stock ("Firstar Preferred Stock") will be issued. See "FIRSTAR CORPORATION--Other Acquisitions and Transactions."] Firstar has reserved 600,000 shares of Series C Preferred Stock for issuance upon exercise of the Preferred Share Purchase Rights, as further described below.

PREFERRED SHARE PURCHASE RIGHTS

                Firstar has adopted a Shareholder Rights Plan, pursuant to which each share of Firstar Common Stock entitles its holder to one-half of a Preferred Share Purchase Right. Under certain conditions, each Right entitles the holder to purchase one one-hundredth of a share of Firstar's Series C Preferred Stock at a price of $85, subject to adjustment. Recipients of Firstar Common Stock in connection with the Merger will also receive one-half a Right per share of Firstar Common Stock. The description of the terms of the Rights Plan is set forth in a Rights Agreement dated as of January 19, 1989 (the "Rights Plan"), between Firstar and Firstar Trust Company, as Rights Agent. The description of the Rights contained herein is qualified in its entirety by reference to the Rights Agreement. The Rights will only be exercisable if a person or group has acquired, or announced an intention to acquire, 20% or more of the outstanding shares of Firstar Common Stock. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a Right, other than the acquiring party, will be entitled to purchase at the exercise price Firstar Common Stock having a market value of two times the exercise price. In the event of the acquisition of Firstar by another company subsequent to a party acquiring 20% or more of the Firstar Common Stock, each holder of a Right is entitled to purchase the acquiring company's common shares having a market value of two times the exercise price. The Rights may be redeemed at a price of $.01 per Right prior to the existence of a 20% acquiring party, and thereafter may be exchanged for one share of Firstar Common Stock per Right prior to the existence of a 50% acquiring party. The Rights will expire on January 19, 1999. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of Firstar. Under the Rights Agreement, the Board of Directors of Firstar may reduce the thresholds applicable to the Rights from 20% to not less than 10%.


                Investors has in place a stockholder rights plan that is similar to Firstar's, except that the acquisition threshold under the Investors plan is 15%. See "PROPOSED MERGER--Rights Plan".

APPRAISAL RIGHTS AND DISSENTERS' RIGHTS

                Under the DGCL, stockholders of a corporation who dissent from a merger or consolidation of the corporation in the manner provided by Delaware law are entitled to receive payment of the fair value of their stock, as determined by the Court of Chancery. However, such right is not available to stockholders (i) whose shares are listed on a national securities exchange, quoted on the Nasdaq National Market or held of record by more than 2,000 stockholders, or (ii) where the vote of such stockholders of the corporation surviving or resulting from the merger or consolidation was not required for approval thereof, unless the stockholders are required to accept in the merger or consolidation anything except certain types of stock (including Firstar Common Stock) or cash in lieu of fractional shares of such stock. Investors Common Stock and Investors Preferred Stock is quoted on the Nasdaq National Market but holders of Investors Preferred Stock are required to accept cash pursuant to the Merger Agreements.

                Delaware law does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of the corporation's assets unless the corporation's certificate of incorporation provides otherwise. Investors' Certificate of Incorporation does not provide for appraisal rights in the context of a sale of all or substantially all of Investors' assets.

                Under the WBCL, a shareholder of a corporation is generally entitled to receive payment of the fair value of such shareholder's stock if such shareholder dissents from a proposed merger or share exchange or a sale or exchange of all or substantially all of the property and assets of the corporation. However, dissenters' rights are not available to holders of shares, such as shares of Firstar Common Stock, which are registered on a national securities exchange or quoted on The Nasdaq National Market on the record date fixed to determine shareholders entitled to notice of the meeting at which shareholders are to vote on the proposed corporation action. Firstar Common Stock is listed on the NYSE and the Chicago Stock Exchange.

ASSESSABILITY; POTENTIAL LIABILITY FOR WAGES

                Firstar Common Stock is subject to possible assessment in certain circumstances. Section 180.0622(2)(b) of the WBCL provides that shareholders of Wisconsin corporations are personally liable to an amount equal to the par value of shares owned by them (and to the consideration for which shares without par value were issued) for debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case. The liability imposed by the predecessor to this statute was interpreted in a trial court decision to extend to the original issue price for shares, rather than the stated par value. Although affirmed by the Wisconsin Supreme Court, the case offers no precedential value due to the fact that the decision was affirmed by an equally divided court. Firstar Common Stock is not otherwise subject to call or assessment.

                Shares of stock of Delaware corporations are nonassessable under the DGCL. The DGCL does not impose personal liability on holders of Investors Common Stock for debts owing to employees or otherwise.

TAKEOVER STATUTES

                Wisconsin law regulates a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder." Wisconsin law defines a "business combination" as including a merger or a share exchange, sale of assets, issuance of stock or rights to purchase stock and certain related party transactions. An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. In certain cases, Wisconsin law prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder, unless (i) the board of directors approved the business combination or the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder, (iii) the consideration to be received by stockholders meets certain requirements of the statute with respect to form and amount or (iv) the business combination is of a type specifically excluded from the coverage of the statute.

                Section 180.1150 of the WBCL provides that in particular circumstances the voting of shares of a Wisconsin "issuing public corporation" (a Wisconsin corporation which has at least 100 Wisconsin resident stockholders, 500 or more stockholders of record and total assets exceeding $1 million) held by any person in excess of 20% of the voting power is limited to 10% of the full voting power of such excess shares. Full voting power may be restored under
Section 180.1150 if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of such restoration.

                In addition, the WBCL sets forth certain fair price provisions which govern mergers and share exchanges with, or sales of substantially all a Wisconsin issuing public corporation's assets to, a 10% shareholder, mandating that any such transaction meet one of two requirements. The first requirement is that the transaction be approved by 80% of all stockholders and two-thirds of "disinterested" stockholders, which generally exclude the 10% shareholder. The second requirement is the payment of a statutory fair price, which is intended to insure that stockholders in the second step merger, share exchange or asset sale receive at least what stockholders received in the first step.

                Further, the WBCL requires shareholder approval for certain transactions in the context of a tender offer or similar action for in excess of 50% of a Wisconsin corporation's stock. Shareholder approval is required for the acquisition of more than 5% of the corporation's stock at a price above market value, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets which amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation meets certain minimum outside director standards.

                DGCL Section 203 (the "Delaware Business Combination Statute") applies to certain business combinations involving a corporation and certain of its stockholders. The Delaware Business Combination Statute prevents an "interested stockholder" (defined generally as a person with 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include a variety of transactions, including the sale of assets, mergers and almost any related party transaction) with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock ownership plans), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

                A corporation may elect in its certificate of incorporation not to be governed by Section 203, and the restrictions imposed on interested stockholders under Section 203 do not apply under certain limited circumstances set forth therein, including certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

                Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an interested stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an interested stockholder or any affiliate or associate thereof, including, without limitation, (i) any merger or consolidation of the corporation or a direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation the above limitations of

Section 203 are not applicable to the surviving corporation; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (except proportionately as a stockholder of the corporation) to or with the interested stockholder of assets having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (iii) any transaction which results in the issuance or transfer by the corporation or by any majority owned subsidiary thereof of any stock of the corporation or such subsidiary to the interested stockholder, except, among other things, pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or any majority owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the interested stockholder (except, among other things, as a result of immaterial changes due to fractional share adjustments); or (v) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

                Investors' Certificate of Incorporation contains a "fair price" provision which provides that, subject to certain exceptions, a "business combination" (which is defined to include a merger, consolidation, sale or transfer of all or substantially all of Investors' assets) involving Investors and a "related person" (defined as a person who, together with any affiliate or associate, beneficially owns more than 15% of the outstanding Investors Common Stock) must be approved by holders of at least 80% of the outstanding shares entitled to vote thereon, excluding all shares of Investors Common Stock beneficially owned or controlled by a related person, unless (i) a majority of the continuing directors approves the transaction, or (ii) certain price conditions are satisfied.

                The Merger is not a "business combination" as defined in
Section 203 or the fair price provision, and therefore, neither Section 203 nor the fair price provision is applicable to the transactions contemplated by the Merger Agreements.

DIRECTORS

                The Board of Directors of Investors is divided into three classes as nearly equal in number as possible, with the directors in each class serving staggered three-year terms. At each annual meeting of Investors' stockholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a majority of the votes cast, assuming a quorum is present. Any director may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote at a special meeting of stockholders called for that purpose.

                The Board of Directors of Firstar is also divided into three classes as nearly equal in number as possible, with the directors in each class serving staggered three-year terms. At each annual meeting of Firstar's stockholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a majority of the votes cast, assuming a quorum is present. A director of Firstar may be removed, with or without cause, only by the affirmative vote of not less than 75% of the then issued and outstanding shares taken at a special meeting of stockholders called for that purpose.

LIABILITY OF DIRECTORS; INDEMNIFICATION

                In accordance with the DGCL, Investors has provided in its Bylaws that it will indemnify its directors and officers to the fullest extent provided for in the DGCL against liabilities. Under the DGCL, as currently in effect, such indemnification would apply if the indemnified individual is or was a director or officer and the individual acted in good faith, reasonably believed his or her conduct was in the corporation's best interests (or in certain cases at least not opposed to the corporation's best interests) and, in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. However, under the DGCL a corporation cannot indemnify a director or officer in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation unless a court of competent jurisdiction determines that such person is entitled to indemnification despite the adjudication of liability. Further, the DGCL allows a corporation, by amendment to its certificate of incorporation, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that the provision cannot eliminate or limit the liability of a director for a breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for a transaction from which the director derives an improper personal benefit or with respect to liability relating to a distribution to stockholders made in violation of law. Investors' Certificate of Incorporation includes a provision to eliminate personal liability of a director for monetary damages for a breach of fiduciary duty.

                Under Firstar's By-laws and the WBCL, Firstar indemnifies its directors and officers against liability incurred by the director or officer in a proceeding to which the indemnified person was a party because he or she is a director or officer, unless liability was incurred because a director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure constitutes a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, a violation of criminal law (unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful), a transaction from which the director or officer derived an improper personal benefit or willful misconduct. In addition, under the WBCL, a director of Firstar is not liable to the corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the circumstances under which indemnification would not be provided.

ACTION WITHOUT A MEETING

                Under the DGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by holders of not less than the minimum number of shares necessary to authorize or approve such action. Under the WBCL, such action without a meeting is allowed only if the consent is signed by all of the stockholders entitled to vote with respect to the subject matter.

AMENDMENT OF CORPORATE CHARTER

                Under the WBCL, the Board of Directors can establish conditions for the amendment of the Articles of Incorporation (e.g., super-majority vote, no more than a given percentage dissent, etc.). The WBCL provides that certain significant amendments to articles of incorporation, but not all amendments, must be approved by the shareholders in addition to approval by the Board of Directors. The vote of shareholders needed to approve an amendment depends in part on the voting groups entitled to vote separately on the amendment. Generally, the WBCL provides that, if a quorum exists, action on a matter other than the election of directors is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the WBCL require a greater number of affirmative votes. Firstar's Restated Articles of Incorporation require the affirmative vote of not less than 75% of the outstanding shares entitled to vote for directors to amend provisions of the Restated Articles relating to the Board of Directors.

                Delaware law requires the vote of a simple majority of the outstanding voting stock of a corporation, and the vote of a simple majority of the outstanding stock of each class entitled to vote as a class, to amend the Certificate of Incorporation, in addition to approval by the Board of Directors. In addition, Investors' Certificate of Incorporation requires the affirmative vote of not less than 80 percent of the outstanding shares of voting stock of Investors to amend or repeal certain provisions in the Certificate of Incorporation, including the fair price provision.

SHAREHOLDER DERIVATIVE PROCEEDINGS

   Under Delaware law and the WBCL, before a shareholder may bring an action by or on behalf of the corporation (a "derivative action"), a shareholder must make a demand on the corporation's Board of Directors to remedy the situation about which the shareholder complains. Under Delaware law, the demand requirement may be excused if the shareholder can show that such demand would be futile because the alleged wrongdoers comprised or controlled a majority of the Board of Directors. Under the WBCL, the futility exception to the demand requirement has been eliminated. Therefore, a shareholder bringing a derivative action on behalf of a Wisconsin corporation will be required in all instances to make a demand on the corporation's Board of Directors.

                              FIRSTAR CORPORATION

GENERAL

   Firstar is a registered bank holding company incorporated in Wisconsin in 1929. Firstar is the largest bank holding company headquartered in Wisconsin. Firstar's 16 bank subsidiaries in Wisconsin had total assets of $10.1 billion at September 30, 1994. Its eleven Iowa banks, one Illinois bank and one Minnesota bank had total assets of approximately $2.6 billion, $988 million and $1.2 billion, respectively, as of September 30, 1994. Firstar has one bank in Phoenix, Arizona, with total assets of $96 million.

   Firstar provides banking services throughout Wisconsin and Iowa and in the Chicago, Minneapolis-St. Paul and Phoenix metropolitan areas. Its Wisconsin bank subsidiaries operate in 111 locations, with offices in eight of the ten largest metropolitan population centers of the state, including 47 offices in the Milwaukee metropolitan area. Its Iowa bank subsidiaries operate in 42 locations; its Illinois bank subsidiaries in 15 locations; its Minnesota bank subsidiary in 24 locations; and its Arizona bank in three locations; and a trust subsidiary in Florida in two locations. Firstar's bank subsidiaries provide a broad range of financial services for companies based in Wisconsin, Iowa, Illinois and Minnesota, national business organizations, governmental entities and individuals. These commercial and consumer banking activities include accepting demand, time and savings deposits; making both secured and unsecured business and personal loans; and issuing and servicing credit cards. The bank subsidiaries also engage in correspondent banking and provide trust and investment services to individual and corporate customers. Firstar Bank Milwaukee, N.A., Firstar Bank Cedar Rapids, N.A. and Firstar Bank Madison, N.A. also conduct international banking services consisting of foreign trade financing, issuance and confirmation of letters of credit, funds collection and foreign exchange transactions. Nonbank subsidiaries provide retail brokerage services, trust and investment services, residential mortgage banking activities, title insurance, business insurance, consumer and credit related insurance, and corporate computer and operational services.

    At September 30, 1994, Firstar and its subsidiaries employed 7,393 full-time and 2,223 part-time employees, of which approximately 956 full-time employees are represented by a union under a collective bargaining agreement that expires on August 31, 1996. Management considers its relations with its employees to be good.

COMPETITION

   Banking and bank-related services is a highly competitive business. Firstar's subsidiaries compete primarily in Wisconsin and the Midwestern United States. Firstar and its subsidiaries have numerous competitors, some of which are larger and have greater financial resources. Firstar competes with other commercial banks and financial intermediaries, such as savings banks, savings and loan associations, credit unions, mortgage companies, leasing companies and a variety of financial services and advisory companies located throughout the country.

SUPERVISION

   Firstar's business activities as a bank holding company are regulated by the Federal Reserve Board under the BHC Act, which imposes various requirements and restrictions on its operations. The activities of Firstar and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking.

               The business of banking is highly regulated, and there are various requirements and restrictions in the laws of the United States and the states in which the subsidiary banks operate, including the requirement to maintain reserves against deposits and adequate capital to support their operations, restrictions on the nature and amount of loans which may be made by the banks, restrictions relating to investment (including loans to and investments in affiliates), branching and other activities of the banks.

               Firstar's subsidiary banks with a national charter are supervised and examined by the OCC. The subsidiary banks with a state charter are supervised and examined by their respective state banking agencies and either by the Federal Reserve if a member bank of the Federal Reserve or by the FDIC if a nonmember. All of the Firstar subsidiary banks are also subject to examination by the Federal Deposit Insurance Corporation.

               In recent years Congress has enacted significant legislation which has substantially changed the federal deposit insurance system and the regulatory environment in which depository institutions and their holding companies operate. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990 and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") have significantly increased the enforcement powers of the federal regulatory agencies having supervisory authority over Firstar and its subsidiaries. Certain parts of such legislation, most notably those which increase deposit insurance assessments and authorize further increases to recapitalize the bank deposit insurance fund, increase the cost of doing business for depository institutions and their holding companies. FIRREA also provides that all commonly controlled FDIC insured depository institutions may be held liable for any loss incurred by the FDIC resulting from a failure of, or any assistance given by the FDIC, to any of such commonly controlled institutions. Federal regulatory agencies have implemented provisions of FDICIA with respect to taking prompt corrective action when a depository institution's capital falls to certain levels. Under the new rules, five capital categories have been established which range from "critically undercapitalized" to "well capitalized." Failure of a depository institution to maintain a capital level within the top two categories will result in specific actions from the federal regulatory agencies. These actions could include the inability to pay dividends, restricting new business activity, prohibiting bank acquisitions, asset growth limitations and other restrictions on a case by case basis.

               In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy. Changes to such monetary policies have had a significant effect on operating results of financial institutions in the past and are expected to have such an effect in the future; however, the effect of possible future changes in such policies on the business and operations of Firstar cannot be determined.

               The following table sets out the risk-based capital position of each of Firstar's bank subsidiaries as of September 30, 1994. All of Firstar's bank subsidiaries exceeded the risk-based capital requirements as of such date.

                           Firstar Bank Subsidiaries
                           Risk-Based Capital Ratios
                               September 30, 1994

                                                                    Tier 1        Total
                                                                    Capital      Capital
                                                                    -------      -------
                  Minimum Statutory Requirement                      4.00%        8.00%

                  Firstar Bank Milwaukee, N.A.                       9.58%       11.42%
                  Firstar Bank Appleton                             10.25%       11.50%
                  Firstar Bank Eau Claire, N.A.                     10.59%       11.84%
                  Firstar Bank Fond du Lac, N.A.                    10.87%       12.12%
                  Firstar Bank Grantsburg, N.A.                     16.30%       17.56%

                  Firstar Bank Green Bay                            10.77%       12.02%
                  Firstar Bank Lake Geneva, N.A.                    14.94%       16.20%
                  Firstar Bank Madison, N.A.                        12.58%       13.84%
                  Firstar Bank Manitowoc                            11.25%       12.51%
                  Firstar Bank Minocqua                             15.32%       16.58%
                  Firstar Bank Oshkosh, N.A.                        10.10%       11.35%
                  Firstar Bank Portage                              18.30%       19.56%
                  Firstar Bank Rice Lake, N.A.                      13.45%       14.71%
                  Firstar Bank Sheboygan, N.A.                      10.02%       11.27%
                  Firstar Bank Wausau, N.A.                         15.10%       16.39%
                  Firstar Bank Wisconsin Rapids, N.A.               14.17%       15.42%
                  Firstar Bank Ames                                 11.50%       12.75%
                  Firstar Bank Burlington, N.A.                     13.18%       14.44%
                  Firstar Bank Cedar Falls                          10.16%       11.41%
                  Firstar Bank Cedar Rapids, N.A.                    9.88%       11.13%
                  Firstar Bank Council Bluffs                       10.28%       11.53%
                  Firstar Bank Davenport, N.A.                      10.95%       12.20%
                  Firstar Bank Des Moines, N.A.                     10.13%       11.39%
                  Firstar Bank Mount Pleasant                       11.64%       12.89%
                  Firstar Bank Ottumwa                              12.02%       13.27%
                  Firstar Bank Red Oak, N.A.                        12.66%       13.91%
                  Firstar Bank Sioux City, N.A.                      9.60%       10.85%
                  Firstar Bank of Minnesota, N.A.                   12.94%       14.20%
                  Firstar Bank DuPage                               15.75%       17.01%
                  Firstar Bank North Shore                          17.10%       18.36%
                  Firstar Bank Park Forest                          14.36%       15.61%
                  Firstar Bank West, N.A.                           11.95%       13.20%
                  Firstar Metropolitan Bank & Trust                 22.55%       23.81%

OTHER ACQUISITIONS AND TRANSACTIONS

     Since the enactment of interstate banking statutes by Wisconsin, Minnesota, Illinois and Iowa, Firstar has actively acquired banks within that four-state area. Firstar has also acquired one bank in Arizona, primarily to offer trust services to customers in that state.

     On July 31, 1994, Firstar announced that it had signed a definitive agreement to acquire First Colonial Bankshares Corporation, a multi-bank holding company located in Chicago, Illinois, with consolidated assets of $1.8 billion as of September 30, 1994. [Up to 7.7 million shares of Firstar Common Stock and 38,775 shares of Firstar Preferred Stock will be issued in the transaction. It is anticipated that this acquisition will be completed on _________________ of 1995.]

     On August 26, 1994, Firstar announced that it had signed a definitive agreement to acquire First Moline Financial Corp., parent of the $80 million First Federal Savings Bank, of Moline, Illinois. Under the agreement, Firstar would issue up to 314,000 shares of Firstar Common Stock in exchange for all the common stock of First Moline Financial Corp. This acquisition is expected to close in [March, 1995].

     On October 18, 1994, Firstar acquired First Southeast Banking
Corp., a two-bank holding company based in Southeastern Wisconsin with consolidated assets of $404 million as of September 30, 1994. Firstar issued 1,801,577 shares of Firstar Common Stock for all the outstanding shares of common stock of First Southeast Banking Corp.

     Firstar anticipates that it will acquire additional banks in the Midwest region in the future. Firstar may pay cash or issue common stock, debt securities, preferred stock or combinations of the foregoing in connection with any such acquisitions.

     Firstar also will continue to monitor external markets and may raise additional capital as needed and when financially attractive by issuing common stock, debt securities, preferred stock or combinations of the foregoing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Additional information concerning Firstar, including certain financial information, information regarding voting securities of Firstar and principal holders thereof, and information concerning directors and executive officers of Firstar, is included in the documents filed by Firstar with the Commission under the Exchange Act.

                              INVESTORS BANK CORP.

GENERAL

        Investors is a regional thrift holding company incorporated under Delaware law and headquartered in Minneapolis, Minnesota. Investors' principal asset consists of all of the capital stock of Investors Bank, a federally chartered savings bank formed in 1984, and substantially all of its business activities are conducted through Investors Bank. At September 30, 1994, Investors had total assets of $1.1 billion and stockholder's equity of $54 million.

        Investors currently operates twelve retail banking offices and six mortgage production offices in the Minneapolis-St. Paul area, one mortgage production office in Duluth, Minnesota, one mortgage production office in a Milwaukee suburb, and four mortgage production offices in the Chicago area. In addition, Investors intends to open a thirteenth branch office in March, 1995.

        Investors focuses on the retail banking business of attracting deposits from the general public within the communities it serves, and on originating and investing in, or selling and servicing, loans secured by mortgages on residential properties primarily in the same communities. Investors' operations, however, are distinguishable from many other thrift and community banking institutions by Investors' proportionately large and active mortgage banking organization. In its primary market, the twin cities of Minneapolis and St. Paul, Investors is one of the largest originators of residential mortgages. Investors has also expanded its consumer lending, primarily home equity loans, in recent years, servicing consumer loan customers through its retail branch offices. Through a subsidiary of Investors Bank and a networking arrangement with an independent broker/dealer, Investors also offers fixed and variable rate annuities, certain mutual funds, and title insurance.

        The principal executive office of Investors is located at 200 East Lake Street, Wayzata, Minnesota and its telephone number is (612) 475-8700. For further information regarding Investors, see the Investors documents incorporated by reference herein as described under the caption "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

Lending

        General. As a federally chartered savings bank, Investors Bank is authorized by Federal law to invest without limitation in loans secured by residential real property and by savings accounts, in government securities, in Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Government National Mortgage Association (GNMA) securities, in deposits insured by the Federal Deposit Insurance Corporation
(FDIC), in securities of states or municipalities, and in various liquid investments. In addition, Investors Bank may invest in loans secured by commercial real estate to the extent of 400% of its capital; in secured and unsecured commercial, corporate, business and agricultural loans to the extent of 10% of its assets; in secured and unsecured consumer loans to the extent of 35% of its assets; in education loans, nonconforming loans, and unsecured construction loans each to the extent of 5% of its assets; and in service corporations to the extent of 2% of its assets. Investors is in compliance with all the above requirements.

        Despite this broad investment authority, Investors, through Investors Bank, has historically conducted primarily the traditional savings and loan business of originating, purchasing, holding and selling residential real estate loans. During the past few years, Investors has also placed increasing emphasis on consumer loans originated through its retail banking offices.

        The following table sets forth the composition of Investors' loan portfolio at the dates indicated by type of loan:

                                                             December 31,                                            June 30,
                      -----------------------------------------------------------------------------------------  ----------------
                             1993              1992              1991               1990              1989              1989
                             ----              ----              ----               ----              ----              ----
                      Balance    %       Balance     %     Balance     %      Balance    %      Balance     %     Balance     %
                      -------   ----     -------   ----    -------   ----     -------   ----    -------    ----   -------    ----
                                                           (Dollars in thousands)
 Real estate
   loans:
   Residential......  $671,659  84.6%   $550,117  84.7%    $398,270  85.1%   $448,195   88.5%  $400,110   88.0%  $360,014   85.6%
   Commercial.......    30,630   3.9      32,722   5.1       35,226   7.6      31,623    6.2     27,106    6.0     36,648    8.7
   Construction.....                                                            1,428     .3      2,468     .5      1,510     .4
                      -------- -----    -------- -----     -------- -----    --------  -----   --------  -----   --------  -----
   Total real estate
     loans..........   702,289  88.5     582,839  89.8      433,496  92.7     481,246   95.0    429,684   94.5    398,172   94.7
   Consumer
     loans..........    91,691  11.5      66,489  10.2       34,261   7.3      25,388    5.0     25,225    5.5     22,376    5.3
                      -------- -----    -------- -----     -------- -----    --------  -----   --------  -----   --------  -----
   Total portfolio
     loans..........  $793,980 100.0%   $649,328 100.0%    $467,757 100.0%   $506,634  100.0%  $454,909  100.0%  $420,548  100.0%
                      ======== =====    ======== =====     ======== =====    ========  =====   ========  =====   ========  =====

         Because virtually all of the loans retained by Investors are ARMs or other loans that are prime related, 98.2% of Investor's loan portfolio adjusts periodically in accordance with market interest rates. See "Management's Discussion and Analysis - Asset/Liability Management and Interest Rate Risk". Nevertheless, because most of the loans originated by Investors are 15 or 30 year residential loans with principal payments that amortize over the loan period and are relatively young, a majority of the principal payments on Investors' loans are due (or "mature") in more than 15 years. The following table sets forth the principal maturities of Investors' assets at December 31, 1993:

                                 1             2            3            4-5          6-10         11-15        Over 15
                                Year         Years        Years         Years        Years         Years         Years        Total
                          ----------------------------------------------------------------------------------------------------------
                                                                    (in thousands)
Mortgage Loans:
  Adjustable rate:
    1-4 family residential
     real estate loans....    $10,022    $10,631       $11,281       $24,668      $76,039      $269,349     $269,344      $671,334
  Fixed rate:
    1-4 family residential
     real estate loans....         22         24            26            60          193                                      325
  Commercial real estate..      1,770      1,538           984         9,684       16,456           198                     30,630
                              -------    -------       -------       -------      -------      --------     --------      --------
    Total Mortgage
      Loans...............     11,814     12,193        12,291        34,412       92,688       269,547      269,344       702,289
Consumer loans............      5,359      2,819         2,939        15,326       45,626        16,990        2,632        91,691
                              -------    -------       -------       -------      -------      --------     --------      --------
     Total Loans..........    $17,173    $15,012       $15,230       $49,738     $138,314      $286,537     $271,976      $793,980
                             ========   ========      ========      ========     ========      ========     ========      ========

         Delinquent Loans. When a borrower fails to make a required payment on a mortgage loan, the loan is considered delinquent and, after expiration of the applicable cure period, the borrower is charged a late fee. Investors follows practices customary in the savings industry in attempting to cure delinquencies and in pursuing remedies upon default. Generally, if the borrower does not cure the delinquency within 90 days, Investors initiates foreclosure action. During foreclosure and the statutory redemption period, such property is carried in the "real estate in judgment" account and included in "foreclosed real estate". If the loan is not reinstated, paid in full or refinanced, the collateral is sold. Investors is often the purchaser. In such instances, acquired property is carried in Investors' "real estate owned" account, also part of "foreclosed real estate", until the property is sold.

         All residential mortgage loans delinquent for 90 days or more are considered nonaccrual. Commercial real estate loans are considered non accrual when collection of interest is doubtful.

         Investors includes in nonperforming assets all nonaccrual loans and foreclosed real estate, both net of specific reserves.

         The following table summarizes Investors' nonperforming assets at the dates indicated:


                                                                                 December 31,                              June 30,
                                            ---------------------------------------------------------------------------    --------
                                             1993             1992            1991            1990            1989           1989
                                             ----             ----            ----            ----            ----           ----
                                                                            (Dollars in thousands)
            Loans:
             Residential real estate         $1,852          $1,987          $3,509          $3,382           $1,400          $669
             Commercial real estate  .                                        1,182                              205           402
             Consumer  . . . . . . . .           51              43             160             749               68
                                           --------        --------        --------        --------         --------      --------
                                              1,903           2,030           4,851           4,131            1,673         1,071
                                           --------        --------        --------        --------         --------      --------
            Real estate owned and in
             judgment, net:
               Residential . . . . . .        1,868           3,242           3,068           2,723              774           666
               Commercial  . . . . . .        4,807           3,997           3,275           3,367            9,757         1,096
                                           --------        --------        --------        --------         --------      --------
                                              6,675           7,239           6,343           6,090           10,531         1,762
                                           --------        --------        --------        --------         --------      --------
             Total nonperforming
               assets  . . . . . . . .       $8,578          $9,269         $11,194         $10,221          $12,204        $2,833
                                              =====          ======         =======         =======          =======        ======
            Nonperforming loans as a
             percentage of net loans
             held in portfolio   . . .          .24%            .31%           1.04%            .82%             .37%          .26%
            Nonperforming assets as a
             percentage of total
             assets  . . . . . . . . .          .85            1.14            1.85            1.67             2.21           .56


         See "Management's Discussion and Analysis - Nonperforming Assets" for discussion on these properties and an analysis of the changes in nonperforming assets.

         Reserves for Loan and Real Estate Losses. The reserves for losses provide for potential losses in Investors' loan and real estate portfolios. The reserves are increased by the provision for losses and recoveries and decreased by charge-offs. The adequacy of the reserves is judgmental and is based on continual evaluation of the nature and volume of the loan and real estate portfolios, overall portfolio quality, specific problems loans, collateral values, historical experience and current economic conditions that may affect borrowers' ability to pay. Pursuant to regulations governing the classification of assets, insured institutions such as Investors Bank are required to classify troubled assets as "substandard", "doubtful", and "loss". Institutions must establish specific loss reserves for assets classified as doubtful and loss and the OTS through their examinations may require an increase in the institution's reserve for loan and real estate losses if the examiner concludes such reserves are inadequate. In December 1993, the OTS completed a routine examination of Investors Bank. No additions to loss reserves were required following this examination. At December 31, 1993, Investors had classified $10.3 million and $138 thousand of its assets as substandard and loss, respectively. No loans were classified as doubtful at December 31, 1993. For information on interest income excluded on nonaccrual loans see Note 4 of Notes to Investors' Consolidated Financial Statements included below.

         The following table sets forth information regarding Investors' reserve for loan losses for the periods indicated:



                                                                                                                     Six months
                                                         Year ended December 31,                     Year ended        ended
                                     ---------------------------------------------------------        June 30,      December 31,
                                        1993             1992            1991           1990            1989             1989
                                        ----             ----            ----           ----            ----             ----
                                                                       (Dollars in thousands)
  Beginning Balance . . . . . .        $2,599           $1,982         $1,067           $450            $560              $796
  Provisions for losses . . . .           632              869          1,009            803             307               256
  Charge-offs:
    Residential real estate
    loans   . . . . . . . . . .          (103)            (199)           (28)          (140)            (45)             (100)
    Commercial real estate
    loans   . . . . . . . . . .          (286)                                            (5)             (1)             (435)
    Consumer loans  . . . . . .           (35)            (151)          (124)           (43)            (25)              (67)
                                      -------          -------        -------         ------           -----             -----
      Total charge-offs . . . .          (424)            (350)          (152)          (188)            (71)             (602)
                                      -------          -------        -------        -------           -----             -----
  Recoveries:
    Residential real estate
    loans   . . . . . . . . . .           111               65             47              2
    Consumer loans  . . . . . .            63               33             11
                                      -------          -------        -------       --------
      Total recoveries  . . . .           174               98             58              2
                                      -------          -------        -------       --------          ------            ------
  Ending balance  . . . . . . .        $2,981           $2,599         $1,982         $1,067            $796              $450
                                        =====           ======         ======         ======            ====              ====
   Ratio of net charge-offs to
    average loans outstanding             .03%             .04%           .02%           .04%            .02%              .25%




        As the foregoing table illustrates, Investors' reserve for loan losses has generally increased over the periods presented as Investors' loan portfolio has increased. The provision for loan losses over the periods presented reflects both recent experience in charge-offs, and a reevaluation of the methods of establishing the reserve for loan losses in 1990. In 1990, Investors established for the first time an unallocated general reserve for unforeseen loan losses and a general reserve for losses on performing real estate.

        The following tables present the separate reserves allocated for each category of loans and those allocated reserves as a percentage of Investors' total loan portfolio at the dates indicated:

                                                                                 December 31,
                                              ---------------------------------------------------------------------       June 30,
                                                   1993           1992           1991          1990           1989          1989
                                                   ----           ----           ----          ----           ----          ----
                                                                                (in thousands)
              Residential real estate . .           $591           $507           $394          $426            $90          $178
              Commercial real estate  . .            260            283            336           322            234           483
              Consumer  . . . . . . . . .            568            439            381           202            126           135
                                                  ------         ------         ------        ------         ------        ------
                 Total allocated  . . . .          1,419          1,229          1,111           950            450           796
              Unallocated portion . . . .          1,562          1,370            871           117
                                                 -------        -------         ------        ------        -------       -------
                 Total reserve  . . . . .         $2,981         $2,599         $1,982        $1,067           $450          $796
                                                  ======         ======         ======        ======           ====          ====

              Allocation as a Percent of Loans Outstanding

                                                                                       December 31,
                                              ---------------------------------------------------------------------       June 30,
                                                    1993           1992           1991          1990           1989          1989
                                                    ----           ----           ----          ----           ----          ----
                                                                                (in thousands)
              Residential real estate . .          .08%           .08%           .08%          .09%           .02%           .04%
              Commercial real estate  . .          .03            .04            .07           .06            .05            .12
              Consumer  . . . . . . . . .          .07            .07            .08           .04            .03            .03
                                                  ----           ----           ----          ----           ----           ----
                 Total allocated  . . . .          .18            .19            .23           .19            .10            .19
              Unallocated portion . . . .          .20            .21            .19           .02
                                                  ----           ----           ----          ----           ----          -----
                 Total reserve  . . . . .          .38%           .40%           .42%          .21%           .10%           .19%
                                                  ====           ====           ====          ====           ====          =====

        Investors' portfolio continues to consist primarily of residential real estate loans and the reserve for losses allocated to residential real estate loans reflects the low loss experience associated with these loans. Residential real estate loans are well collateralized and property values have remained
stable in the markets Investors lends in.    The reserve for losses allocated to
commercial real estate loans reflects the higher credit risk associated with commercial real estate lending. The reserve for losses allocated to consumer loans has grown as outstandings grew. That reserve level was higher at December 31, 1990 due to the adoption in 1990 of a detailed method of categorizing loans and related reserve levels. The increases in 1991 through 1993 are the result of growth in the consumer loan portfolio.

        The following tables present the allocation of the reserve for real estate losses and those allocated reserves as a percentage of the foreclosed real estate as of December 31 for the years indicated:

                                                                                 Allocation Amount
                                                         -------------------------------------------------------------
                                                               1993        1992         1991         1990         1989
                                                               ----        ----         ----         ----         ----
                                                                                (in thousands)
                           Residential real estate . .          $35         $82         $104         $102
                           Commercial real estate  . .          100         614          418          286         $100
                                                              -----       -----        -----        -----        -----
                             Total Reserve   . . . . .         $135        $696         $522         $406         $100
                                                                ===        ====         ====         ====         ====

                                                                     Allocations as a Percent of Real Estate
                                                         -------------------------------------------------------------
                                                            1993        1992         1991         1990         1989
                                                            ----        ----         ----         ----         ----
                                                                                (in thousands)
                           Residential real estate . .        .51%       1.03%        1.51%        1.85%
                           Commercial real estate  . .       1.47        7.74         6.09         4.40          .94%
                                                            -----       -----        -----        -----        ------
                             Total reserve   . . . . .       1.98%       8.77%        7.60%        6.25%         .94%
                                                             ====        ====         ====         ====          ===

     The higher reserve for real estate losses was largely due to the continued decline in commercial real estate values in 1990 that affected Investors' portfolio. The increase in the reserve for 1991 and 1992 is the result of a higher specific reserve on a commercial retail property and the decline in 1993 was the result of a charge-off as the property was disposed of. For additional information, see Note 8 of Notes to Investors' Consolidated Financial Statements and "Management's Discussion and Analysis - Analysis of Reserves for Loan and Real Estate Losses".

Investment Portfolio

     Although Investors has authority to make investments in a number of government, municipal and corporate debt securities, Investors does not have a large portfolio of investment securities. The portfolio of investment securities Investors maintains are mostly U.S. Government agency securities and investment grade corporate debt securities. The following table sets forth the components of Investors' investment portfolio at the dates indicated:


                                                                                     December 31,
                                                      -------------------------------------------------------------   June 30,
                                                           1993        1992         1991         1990         1989       1989
                                                           ----        ----         ----         ----         ----       ----
                                                                                    (in thousands)
                  Obligations of U.S. Government
                   corporations and agencies   . .       $11,626      $5,372       $4,371       $4,291       $3,113      $1,102
                 State and municipal obligations .           210         510          430          550          250
                 Investment grade corporate bonds         15,439      11,789       12,760       12,496        7,232       6,883
                 Other . . . . . . . . . . . . . .           504         501
                                                        --------    --------    ---------      --------     --------   ---------
                                                         $27,779     $18,172      $17,561      $17,337      $10,595      $7,985
                                                        ========    ========    =========      =======      =======      ======

     See Note 3 of Notes to Investors' Consolidated Financial Statements for information regarding the carrying values and market values of Investors' investment securities. The following table presents information regarding the scheduled maturities and yields on investment securities at December 31, 1993:



                                                    Due in one            Due in one           Due in five
                                                    year or less         to five years         to six years            Total
                                                 -----------------    -------------------   ------------------    -----------------
                                                  Amount    Yield     Amount      Yield     Amount      Yield     Amount      Yield
                                                  ------    -----     ------      -----     ------      -----     ------      -----
                                                                                (Dollars in thousands)
             Obligations in U.S. Government
              and agencies  . . . . . . . . .      $2,952   8.54%       $6,767    5.81%       $1,907    5.35%      $11,626    6.43%
             State and municipal obligations          130   7.15            80    5.65                                 210    6.58
             Investment grade corporate bonds       2,259   7.31        13,180    5.34                              15,439    5.63
            Other . . . . . . . . . . . . . .         504   3.99                                                       504    3.99
                                                   ------  -----     ---------   -----      --------   -----      --------   -----
                                                   $5,845   7.64%      $20,027    5.50%       $1,907    5.35%      $27,779    5.94%
                                                   ======   ====       =======    ====        ======    ====       =======    ====


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1994 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1993

     Results of Operations. Investors' net earnings were $2.5 million for the three months ended September 30, 1994, compared to $2.4 million for the third quarter of 1993. Net earnings for common shareholders were $2.3 million for the third quarter of 1994 and $2.2 million for the 1993 third quarter. Earnings per share were $.60 for both the 1994 and 1993 third quarter on 136 thousand fewer average outstanding shares in the same quarter of 1993. For the first nine months of 1994, Investors' net earnings before cumulative effect of accounting change were $7.6 million, a 4% increase from the $7.3 million for the same period in 1993. Earnings per share were $1.86 for both nine month periods. The 1994 third quarter and nine month net earnings were reduced by approximately $176 thousand or $.05 per share from expenses related to negotiation of the Merger Agreements. The nine month 1993 period included $.03 per share from recognition of the cumulative effect of a change in accounting method to comply with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Comparing the third quarters of 1994 and 1993, an increase in net interest income in the 1994 quarter was partially offset by increases in noninterest expenses. For the nine month periods ending September 30, 1994 and 1993, net interest income and noninterest income both increased and were partially offset by increased noninterest expense.

     Net interest income for the third quarter of 1994 was $6.7 million compared to $6.3 million for the 1993 quarter and increased due to a 12% increase in average interest-earning assets to $996 million from $890 million. The additional interest income generated by the larger amount of interest-earning assets in the 1994 quarter was offset somewhat by a decline in the interest margin from 2.87% in the 1993 quarter to 2.72% in the 1994 quarter. For the nine months ended September 30, 1994, net interest income was $19.8 million, up 6% from the same period in 1993. Average interest-earning assets increased 15% to $953 million for the first nine months of 1994 compared to $829 million for the same period in 1993. The additional interest income generated by the increased average interest-earning assets was more than enough to offset the decline in interest margin from 3.01% to 2.76% between the 1993 and 1994 periods.

     Growth in average interest-earning assets was due primarily to increases in adjustable rate mortgage loans (ARMs) and consumer loans partially offset by a reduction in mortgage loans held for sale. Investors' mortgage banking operation originated significant amounts of ARMs in the latter months of 1993 and during the first nine months of 1994 because of increased demand for these products. The demand for ARM loans has remained high in 1994 as interest rates on fixed rate long term mortgages have increased. Investors' average ARM portfolio increased $134 million to $767 million between the third quarters of 1993 and 1994. Between the same periods, average consumer home equity loans increased $28 million through promotional efforts by Investors. Offsetting a portion of the ARM and consumer loan growth was a drop in average mortgage loans held for sale of $52 million. The current interest rate environment supports demand for ARM loans and Investors expects additional growth in ARMs in the next few months as well as continued growth in consumer loans from planned promotional efforts while the amount of mortgage loans held for sale is expected to continue to be low.

     The reduction in net interest margin between the third quarters of 1994 and 1993 was the result of the costs of interest-bearing liabilities increasing more rapidly than yields on interest-earning assets between the periods. Asset yields increased 29 basis points between quarters reflecting the repricing of ARM and consumer loans indexed to market rates. However liability costs increased 46 basis points between the periods. Deposit costs increased 15 basis points, and the cost of Federal Home Loan Bank (FHLB) borrowings, which were used to fund a substantial portion of the loan growth, increased 122 basis points because of annual repricings of borrowings indexed to market rates and the replacement of matured fixed rate borrowings with higher rate borrowings.

     The decrease in net interest margin in the nine months ended September
30, 1994 compared to the same 1993 period was primarily from a 29 basis point reduction in yields on loans while the total costs of interest-bearing liabilities were down only 1 basis point. The new ARMs originated during 1994 were generally priced below market rates for the first one or two years which is customary for these types of loans. Also, older ARM loans which are repricing are limited by annual 2% caps on the amount their interest rates can increase which is less than the increase in market interest rates over the last year. Deposit costs decreased 13 basis points between the nine month periods but FHLB borrowing costs increased 41 basis points from the same factors discussed above. A substantial portion of the FHLB borrowings now reprices daily or will mature within several months so Investors expects the cost of these funds to vary with market interest rates.

     The provision for loan losses was $110 thousand in the third quarter of 1994 compared to $84 thousand for the same quarter a year ago. For the nine months ended September 30, 1994 and 1993, the provisions were $334 thousand and $444 thousand, respectively. Based on management's review of the loan portfolio, the 1994 provisions were required only to increase general reserves to accommodate for Investors' loan growth.

     Noninterest income for the third quarters of 1994 and 1993 were almost the same at $4.8 million. Loan servicing fees were greater in the 1994 quarter but were largely offset by reduced mortgage banking income and title insurance sales commissions. For the nine months ended September 30, 1994 noninterest income was $14.8 million, a 11% increase from the $13.3 million for the first nine months of 1993. The increase for the nine month period resulted primarily from increased loan servicing fee income.

     Mortgage banking, the most significant source of noninterest income, decreased 8% between the September quarters to $3.0 million, and was down 1% to $9.2 million for the first nine months of 1994 compared to the same period last year. Mortgage banking income consists primarily of gain on sale of mortgage loans and gain on sale of loan servicing rights.

     Gain on sales of mortgage loans declined substantially to $441 thousand in the 1994 third quarter from $2.6 million in the 1993 third quarter. For the first nine months of 1994 the gain on sales of mortgage loans was $2.8 million compared to $6.5 million for the same 1993 period. The decreases in income reflect the significantly reduced amounts of mortgage loans sold in the 1994 periods which in turn result from reduced mortgage originations as market interest rates have risen since 1993. In addition, pricing gains on refinanced loans were significantly higher for the prior year periods.

     To compensate for the reduced income from gain on sales of mortgage loans, Investors sold increased amounts of loan servicing rights. During the September 1994 quarter, $140 million of servicing rights were sold for a gain of $2.4 million compared to the same quarter in 1993 when $37 million in servicing rights were sold for a gain of $505 thousand. For the first nine months of 1993, Investors sold $176 million of loan servicing rights for a gain of $2.3 million. For the same period in 1994, Investors sold $481 million of loan servicing rights for a gain of $6.0 million. Although Investors has sold more servicing rights in 1994, market pricing for these rights has been less favorable than in 1993. The sale in the September 1994 quarter was made to Firstar at market terms. Under the terms of the Merger Agreements, Investors has agreed not to sell mortgage loan servicing rights in the fourth quarter of 1994.

     While Investors' strategy is to continue generating mortgage banking income, the amounts of such income are affected by external factors such as market pricing, general demand for mortgage products and the competitive environment in the markets in which it originates mortgages. Because of the increase in market interest rates in 1994, mortgage refinancing activity has declined to a very low level and has significantly reduced the amount of loans generated by Investors' mortgage banking activity. As a result, Investors has experienced and continues to expect reduced amounts of sales of mortgage loans and reduced gross additions to its portfolio of loans serviced for others.

     Investors' servicing fee income was $1.3 million in the September 1994 quarter compared to $802 thousand in the September 1993 quarter. The 1993 servicing fee income was adjusted by $333 thousand for higher than anticipated prepayments. Servicing fee income for the first nine months of 1994 was $3.9 million, a 78% increase from the $2.2 million of servicing fee income in the first nine months of 1993. The increase results both from a 16% increase in year-to-date average loans serviced for others to $1.3 billion and elimination of the need to adjust servicing fee income for higher than anticipated prepayments. In the first nine months of 1993 servicing fee income was reduced $950 thousand by such adjustments. Because of the significantly reduced mortgage refinancing activity in 1994, Investors does not anticipate that significant adjustments to its servicing fee income will be required during the remainder of 1994. Because of the continued sales of loan servicing rights and the reduced level of mortgage originations, Investors' the portfolio of loans serviced for others decreased during the September 1994 quarter to end the quarter at $1.1 billion.

     In the other categories of noninterest income, commissions on title insurance sales were down $206 thousand between the September 1994 and 1993 quarters and decreased $259 thousand between the nine month periods. Income from commissions on title insurance sales was reduced because of Investors' reduced mortgage originations. Commissions on annuity sales for the quarter and nine months ended September 30, 1994 were greater by $41 thousand and $62 thousand than the respective periods in 1993 as customer demand increased along with the rise in market interest rates.

     Noninterest expense was $7.0 million for the September 1994 quarter, a 4% increase compared to the same quarter last year. Employee compensation and benefits were $307 thousand less between quarters because of reductions in compensation related to production volumes in the mortgage banking operation and staff reductions. Occupancy and equipment increased $81 thousand from the costs of three banking offices opened in late 1993 and a new mortgage banking office opened in early 1994. Advertising increased $126 thousand from increased promotion of consumer lending and retail banking products. The federal deposit insurance premium expense was $35 thousand greater in the 1994 quarter because of growth in deposits since the 1993 quarter. Other expenses were $358 thousand higher from $176 thousand of expenses related to negotiating of the Merger Agreements, increased data processing expenses and greater than normal foreclosure expenses on commercial real estate.

     Financial Condition. Total assets of Investors were $1.07 billion at September 30, 1994, which was up $52 million from December 31, 1993. Cash and cash equivalents declined $38 million reflecting reduced liquidity levels at September 30, 1994. During the nine months ended September 30, 1994, $72 million was provided by operating activities primarily by the reduction in mortgage loans held for sale which in turn was the result of reduced mortgage banking originations. Cash was applied in investing activities to fund a $157 million increase in loans. Of the increase, $134 million was in ARM loans, $22 million was in consumer home equity loans and $1 million was in commercial real estate loans. Financing activities provided $44 million in cash. FHLB advances increased by $40 million. Maximum FHLB borrowings were $365 million during the period and were incurred during September 1994. Deposits increased by $8 million primarily in certificates of deposits as customers responded to promotional efforts. As part of its continuing effort to increase deposits, Investors has acquired land in the St. Paul area and plans to build and open a branch in early 1995. Additional cash was used to repay $2.4 million in subordinated notes prior to its original maturity. The current market interest rate environment has increased demand for Investors' ARM loan products and Investors expects increases during the next few months in its ARM portfolio. While Investors continues to promote its deposit products and expects deposit growth from its twelve existing offices, it plans to continue using advances from the FHLB as a funding source when necessary.

     Nonperforming assets were $3.8 million at September 30, 1994, down from $8.6 million at December 31, 1993. Investors has disposed of approximately $4.8 million in properties including several commercial real estate properties for $2.8 million. Nonperforming residential real estate assets were at a very low $1.8 million at September 30, 1994. Through sales anticipated in the last quarter of 1994, Investors expects additional reduction of nonperforming commercial real estate assets, which were $1.9 million at September 30, 1994.

     Investors intends to support Investors Bank's efforts to maintain a capital level adequate to support its projected growth as well as maintain its "well capitalized" status. Approximately $3.0 million in funds attained during the $23 million December 1992 subordinated debt offering remains in the parent company and is available for future capital needs. During the September 1994 quarter, Investors Bank paid a common stock dividend of $4 million to Investors. The annual dividend, which was approved by Investors Bank's regulators, the OTS, is intended to provide Investors with the cash needed for interest and dividend payments.

     At September 30, 1994, Investors Bank met each of the three regulatory capital standards to continue to be classified as a "well capitalized" institution. The following is a summary of Investors Bank's capital position:

                                    Tier 1 leverage (core) capital standard:
                                            Adjusted total assets   . . . . . . . . . . .   $1,068,422,949
                                            Tier 1 capital  . . . . . . . . . . . . . . .       68,461,777
                                            Tier 1 capital ratio  . . . . . . . . . . . .             6.41%

                                    Tier 1 risk based capital standard:
                                            Risk adjusted total assets  . . . . . . . . .     $641,801,083
                                            Tier 1 capital  . . . . . . . . . . . . . . .       68,461,777
                                            Tier 1 risk based capital ratio   . . . . . .            10.67%

                                    Risk based capital standard:
                                            Risk adjusted assets  . . . . . . . . . . . .     $641,801,083
                                            Risk based capital  . . . . . . . . . . . . .       71,582,183
                                            Risk based capital ratio  . . . . . . . . . .            11.15%

     Management believes Bank will continue to meet all three "well capitalized" standards in 1994.

     In 1993, the OTS issued its final regulations on interest rate risk.
Under this rule, effective January 1, 1994, institutions deemed to have an "above normal" level of interest rate risk as calculated by the OTS based on quarterly reports submitted by Investors Bank are subject to a capital charge and must deduct a portion of that risk from total risk based regulatory capital. At June 30, 1994, Investors Bank had, for the first time, incurred an interest rate risk capital component of $4.0 million. Investors Bank has not yet been notified by the OTS as to the impact of the rule on its September 30, 1994 risk based capital. The rules require that the June 30, 1994, component would first impact Investors Bank's risk based capital in the first quarter of 1995. At that time Investors Bank would be required to adjust its risk based capital by the lowest of the interest rate risk components for the preceding three quarters. Management believes Investors Bank will continue to have some amount of interest rate risk component during the next six months.

YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

Results Of Operations

     Performance Summary.  Investors reported record net earnings for the
third consecutive year.   Earnings were $10.0 million for 1993, compared to the
previous highs of $7.8 million for 1992 and $5.0 million for 1991. Earnings per common share were $2.49 for 1993, compared to $1.98 for 1992 and $1.51 for 1991. Investors' record performances are attributable to the continued strength of its core operations of retail banking and mortgage banking. In addition to the record earnings performance in 1993, total assets grew 24.7% during the year to exceed $1 billion at December 31, 1993.

     Return on average assets was 1.13% in 1993, compared to 1.14% in 1992 and .84% in 1991. Return on average common equity increased to 25.6% in 1993 from 24.2% in 1992 and 22.0% in 1991.

     Investors' interest-earning asset base continued to grow significantly in 1993 causing net interest income to increase $3.0 million or 13.3% despite a decline in the net interest margin from 3.39% in 1992 to 2.94% in 1993.
Average interest-earning assets, primarily loans, were $855 million in 1993 compared to $653 million in 1992. Interest-earning assets reached $982 million at December 31, 1993 and are expected to support a strong net interest income level in 1994. This growth in interest-earning assets was made possible because of Investors' ability to internally generate loans. Investors' residential lending activity originated $276 million in new adjustable rate mortgage loans, increasing mortgage loans $120 million during 1993. Through Investors' retail banking network, consumer loans were increased $25.1 million during the year.

     In order to support the rapid growth in assets, Investors implemented strategies to generate deposit growth both in the near term and over the long term. As a result, deposits grew $91.1 million or 17.8% during the current year to $603 million at December 31, 1993. This growth follows a number of years of minimum deposit growth.

Beginning in late 1992 and throughout 1993, Investors was more competitive in the pricing and promotion of special deposit accounts designed to attract depositors. In addition, Investors has become more aggressive in expanding its retail banking network by the opening of new offices. One new retail banking office was opened in December 1992 and three additional offices were opened in the December quarter of 1993. Investors plans on continuing the efforts to grow deposits in order to fund its asset growth.

     As a result of the increased level of mortgage banking activity in 1993, noninterest income increased $4.4 million or 30.7% compared to 1992. In 1993, Investors closed $838 million of loans for sale in the secondary market, also a record performance. An additional $115 million of loans for sale were purchased from correspondent lenders. This level of loan originations was made possible by the strength of Investors' expanding mortgage lending capability and the continued low interest rate environment in 1993 which kept refinancing activity at a high level. Mortgage banking income increased $2.1 million or 19.1% in 1993 compared to 1992. In addition, the portfolio of loans serviced for others grew $376 million during 1993 to $1.4 billion at year end. This is expected to result in a significant increase in servicing fee income in 1994. The low interest rate environment in 1993 not only caused a higher level of new loans to be originated, but also resulted in significant prepayment of higher rate loans in Investors' loan servicing portfolio. Loan servicing fees were negatively impacted for the year because of this high prepayment experience which resulted in adjustments being made to capitalized servicing rights. To adjust for the high prepayment activity, Investors charged off $1.4 million in capitalized servicing rights in 1993 compared to $1.5 million in 1992. If adjustments for prepayments would be required in the future, Investors would expect them to be at lower levels because of the reduced amount of higher interest rate loans remaining in its portfolio of loans serviced for others as of December 31, 1993.

     The significantly higher earnings in 1992 as compared to 1991 also resulted from strong retail banking and mortgage banking performance. Net interest income increased $4.0 million or 22.2% from $18.1 million in 1991 to $22.2 million in 1992, while noninterest income increased $4.5 million or 46.1% from $9.8 million in 1991 to $14.3 million in 1992. The increased net interest income for 1992 was due to the higher level of interest-earning assets. Average interest-earning assets, primarily loans, were $653 million in 1992 compared to $562 million in 1991. The higher noninterest income was primarily the result of the increase in mortgage banking income. Loans originated for sale in 1992 increased 57.9% over originations in 1991.

     Net Interest Incom. A significant portion of Investors' earnings is derived from net interest income. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income, when divided by average interest-earning assets, is referred to as the net interest margin. The net interest rate spread is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

     Net interest income was $25.1 million in 1993, up $3.0 million or 13.3% from 1992. As shown in the volume/rate analysis table, an increase in average interest-earning assets contributed $5.5 million to increasing net interest income during 1993. The positive contribution from the increased volume of interest-earning assets was partially offset by a $2.5 million decrease in net interest income due to a lower net interest rate spread in 1993 than in 1992. Net interest income in 1992 had increased $4.0 million or 22.2% from 1991 caused by an increase in average interest-earning assets in 1992 over 1991.

     During 1993, Investors' average interest-earning assets were $855 million, a 31.0% increase over 1992. This increase was primarily in loans which averaged $798 million in 1993 compared to $612 million in 1992. A continuation of the strong mortgage loan market experienced in 1992, together with the addition of mortgage production offices and consumer lending staff, enabled the company to increase its mortgage loans held in portfolio $120 million and its consumer loan portfolio $25.1 million during 1993. Interest-earning assets were $982 million at the current year end compared to $780 million at the end of 1992. This growth is expected to have a positive
impact on net interest income in 1994.    Average interest-earning assets grew
16.3% in 1992 as average loans increased 16.1%. As a result of the significant lending activity during 1992, the mortgage loans held in portfolio increased $149 million and consumer loan portfolio increased $32.2 million.

     In 1993, Investors funded the asset growth with increases in deposits and FHLB advances. Average interest-bearing liabilities increased 28.8% compared to 1992. Average interest-bearing deposits increased $40.1 million and average FHLB advances increased $118 million. The increase in deposits in 1993 was due to special deposit promotions and to the opening of new retail bank offices. Investors intends to continue to stimulate deposit growth with deposit promotions. Investors also expects additional deposit growth from three new retail bank offices opened in late 1993 and the continued expansion of its retail bank network. During 1992, average interest-bearing liabilities increased 13.4% compared to 1991. The increase occurred in FHLB advances which were used to fund the growth in interest-earning assets. FHLB advances averaged $132 million in 1992 compared to $40.9 million in 1991. Average interest-bearing deposits were down $13.8 million in 1992 compared to 1991.

     The net interest rate spread decreased to 2.70% for 1993 from 3.19%
during 1992 and 3.12% in 1991. The interest rate maturity of Investors' interest-bearing liabilities has historically been shorter than its interest-earning assets. The increased spread in 1992 and 1991 was due to deposits and FHLB advances repricing at lower rates and decreasing the overall
cost of funds while asset yields decreased at a slower rate.   With short term
interest rates remaining relatively flat in 1993, asset yield repricings caught up with liability repricings by declining at a more rapid rate causing the net interest rate spread to decline. In addition, adjustable rate mortgage loans originated in 1993 were at lower initial rates and the more aggressive deposit pricing in 1993 combined to further reduce the net interest rate spread.

     The net interest margin was 2.94% for 1993, compared to 3.39% for 1992 and 3.23% in 1991. The majority of the changes in margin were the result of the changes in net interest rate spread previously explained. The difference between net interest margin and net interest spread widened in 1993 and 1992 as the ratio of average interest-earning assets to average interest-bearing liabilities increased. The increase in this ratio was largely due to the increase in equity and decrease in liabilities resulting from the exchange of capital notes for preferred stock in November of 1991 and from the retention of earnings for both years. In addition, noninterest bearing deposits have increased during 1993 and 1992.

                    NET INTEREST INCOME VOLUME/RATE ANALYSIS
                                 (IN THOUSANDS)

                                            Year ended December 31, 1993 versus          Year ended December 31, 1992 versus same
                                                    same period in 1992                               period in 1991
                                            ------------------------------------         ----------------------------------------
                                                Increase (decrease) due to                      Increase (decrease) due to
                                            ------------------------------------         ----------------------------------------
                                             Volume        Rate         Total               Volume         Rate          Total
                                             ------        ----         -----               ------         ----          -----
              Interest Income on:
                Loans . . . . . . . . . .    $13,474      $(8,673)      $4,801               $7,619       $ (9,898)     $(2,279)
                Cash and investments  . .        713         (579)         134                  190           (488)        (298)
                Other assets  . . . . . .        361          (43)         318                  400           (100)         300

              Total interest income . . .     14,548       (9,295)       5,253                8,209        (10,486)      (2,277)

              Interest expense on:
                Deposits:
                  Interest-bearing              (170)      (1,692)      (1,862)                (329)        (4,264)      (4,593)
                   accounts . . . . . . .
                  Certificates  . . . . .      2,351       (4,239)      (1,888)                (481)        (3,885)      (4,366)
                   Total deposits . . . .      2,181       (5,931)      (3,750)                (810)        (8,149)      (8,959)
                FHLB advances . . . . . .      4,671         (821)       3,850                5,224         (1,974)       3,250
                Other borrowings  . . . .      2,212          (15)       2,197                 (353)          (238)        (591)

              Total interest expense  . .      9,064       (6,767)       2,297                4,061        (10,361)      (6,300)

                Net interest income . . .     $5,484      $(2,528)      $2,956               $4,148       $   (125)      $4,023

                       NET INTEREST INCOME YIELD ANALYSIS
                             (DOLLARS IN THOUSANDS)

                                                                                          Year ended December 31,
                                       --------------------------------------------------------------------------------
                                                     1993                                           1992
                                       ------------------------------------        -------------------------------------
                                       Average                     Yield/            Average                     Yield/
                                       balance       Interest       rate3            balance       Interest       rate3
                                       -------       --------       ----             -------       --------       ----
 Assets:
 Interest-earning assets:
   Loans1  . . . . . . . . . . .       $797,895        $54,250       6.80%            $611,772       $49,449       8.08%
   Cash and investments  . . . .         43,400          2,397       5.52               31,769         2,263       7.12
   Other assets  . . . . . . . .         14,146          1,122       7.93                9,621           804       8.36
                                       --------        -------       ----              -------      --------       ----
      Total interest-earning
      assets . . . . . . . . . .        855,441        $57,769       6.75%             653,162       $52,516       8.04%
                                                        ------       ----                             ------       ----
 Other assets2 . . . . . . . . .         33,984                                         32,628
                                       --------                                        -------
      Total assets . . . . . . .       $889,425                                       $685,790
                                        =======                                        =======

 Liabilities and Stockholders'
   Equity:
 Noninterest-bearing deposits  .        $31,294                                        $15,686
 Interest-bearing deposits:
   Checking, savings, money
      market . . . . . . . . . .        183,973         $4,771       2.59%             188,939        $6,633       3.51%
   Certificates  . . . . . . . .        343,478         15,226       4.43              298,400        17,114       5.74
                                        -------        -------       ----              -------       -------       ----
      Total interest-bearing
         deposits  . . . . . . .        527,451         19,997       3.79              487,339        23,747       4.87
 FHLB advances . . . . . . . . .        249,370          9,713       3.89              131,547         5,863       4.46
 Other borrowings  . . . . . . .         29,697          2,941       9.90                7,361           744      10.09
                                       --------        -------       ----             --------        ------      -----
      Total interest-bearing
         deposits  . . . . . . .        806,518        $32,651       4.05%             626,247       $30,354       4.85%
                                                        ------       ----                             ------       ----
 Other liabilities2  . . . . . .          8,500                                          7,990
                                       --------                                       --------
      Total liabilities  . . . .        846,312                                        649,923
 Stockholders' equity2 . . . . .         43,113                                         35,867
                                       --------                                        -------
      Total liabilities and
         stockholders' equity  .       $889,425                                       $685,790
                                        =======                                        =======

 Net interest income . . . . . .                       $25,118                                       $22,162
                                                        ======                                        ======
 Net interest rate spread  . . .                                     2.70%                                         3.19%
                                                                     ====                                          ====
 Net interest margin . . . . . .                                     2.94%                                         3.39%
                                                                     ====                                          ====

                                       ----------------------------------
                                                     1991
                                       ----------------------------------
                                       Average                     Yield/
                                       balance       Interest      rate3
                                       -------       --------      ----
 Assets:
 Interest-earning assets:
   Loans1  . . . . . . . . . . .       $526,952        $51,728      9.82%
   Cash and investments  . . . .         29,384          2,561      8.72
   Other assets  . . . . . . . .          5,202            504      9.69
                                       --------        -------      ----
      Total interest-earning
      assets . . . . . . . . . .        561,538        $54,793      9.76%
                                                        ------      ----
 Other assets2 . . . . . . . . .         40,365
                                       --------
      Total assets . . . . . . .       $601,903
                                        =======

 Liabilities and Stockholders'
   Equity:
 Noninterest-bearing deposits  .      $  10,047
 Interest-bearing deposits:
   Checking, savings, money
      market . . . . . . . . . .        195,482        $11,226      5.74%
   Certificates  . . . . . . . .        305,690         21,480      7.03
                                        -------        -------      ----
      Total interest-bearing
         deposits  . . . . . . .        501,172         32,706      6.53
 FHLB advances . . . . . . . . .         40,888          2,613      6.39
 Other borrowings  . . . . . . .         10,294          1,335     12.97
                                       --------        -------     -----
      Total interest-bearing
         deposits  . . . . . . .        552,354        $36,654      6.64%
                                                        ------      ----
 Other liabilities2  . . . . . .         15,958
                                       --------
      Total liabilities  . . . .        578,359
 Stockholders' equity2 . . . . .         23,544
                                       --------
      Total liabilities and
         stockholders' equity  .       $601,903
                                        =======

 Net interest income . . . . . .                       $18,139
                                                        ======
 Net interest rate spread  . . .                                    3.12%
                                                                    ====
 Net interest margin . . . . . .                                    3.23%
                                                                    ====

1   Nonaccrual loans are included in average loan balances
2   Average balance is based on month-end balances for 1991.
3 Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

     Noninterest Income. Noninterest income is a significant source of revenue for Investors and has a major impact on operating results. An active mortgage banking operation is an integral part of Investors' strategy to supplement net interest income with a significant amount of noninterest income. Mortgage banking generates income primarily through the sale of loan servicing rights and the sale of mortgage loans. This mortgage banking activity also adds to the portfolio of loans serviced for others, generating continuing noninterest income from loan servicing fees. Through mortgage banking, Investors originates government insured loans and fixed-rate conventional loans and sells such loans in the secondary market or pools the loans and sells the resulting mortgage-backed securities, generating a gain on sale of mortgage loans. For most of these sales Investors retains the servicing rights. Investors also regularly engages in the sale of portions of servicing rights it creates, generating significant gains on such sales. Historically, the amount of loans Investors has originated for sale has been significant and Investors intends to continue to originate loans for sale to create mortgage banking income from gains on sale of loans and loan servicing rights.

                               NONINTEREST INCOME
                                 (IN THOUSANDS)

                                                           Year ended December 31,
                                                       -------------------------------
                                                        1993        1992          1991
                                                        ----        ----          ----
   Mortgage banking  . . . . . . . . . . . . . .     $13,313      $11,178        $6,399
   Loan servicing fees . . . . . . . . . . . . .       2,830        1,491         2,201
   Commissions on title insurance sales  . . . .         935          135
   Commissions on annuity sales  . . . . . . . .         561          575           511
   Other                                                 991          876           645
                                                     -------      -------       -------
                                                     $18,630      $14,255        $9,756
                                                     =======      =======       =======

        Investors' mortgage banking income is highly dependent on the amount of mortgage loans originated for sale. Most of its loans are originated through loan closings by its mortgage loan offices, but loans are also purchased from correspondents. Investors has six Twin Cities offices, a Duluth office, three offices in the Chicago market and an office in the Milwaukee area which opened in late 1993. During the latter part of 1991, two experienced senior level mortgage production managers joined Investors. Their presence, along with a staff of experienced and high performing lending officers, has been a factor in the improved production. During 1993 and 1992 Investors benefited from the strong mortgage demand generated by reduced market interest rates as well as the strengthened production staff. Mortgage refinancings increased to 49.0% and 46.5% of the total loans closed during 1993 and 1992, respectively. As a result of the increased mortgage loan originations, mortgage banking income increased $2.1 million or 19.1% in 1993 from the prior year and $4.8 million or 74.7% in 1992 compared to 1991. The increase in 1993 was from a higher gain on sales of mortgage loans which was partially offset by a lower gain on sales of loan servicing rights. Most of the increase in mortgage banking income for 1992 was from higher gains on sales of mortgage loans and loan servicing rights. Investors closed $838 million loans for sale in 1993, 26.4% more than in 1992. Also in 1993, loan purchases were up 25.9% to $115 million. In 1992, loans originated for sale totaled $663 million which was a 61.8% increase from 1991 and loan purchases were up 34.2% to $91.3 million. Refinancing activity is highly dependent on market interest rates. If rates increase, refinancing activity could decrease substantially in 1994 and Investors would experience a reduction in loans originated for sale. This reduction should be partially offset by Investors' continued mortgage lending expansion, primarily in the Chicago and Wisconsin markets.

                           MORTGAGE BANKING ACTIVITY
                                 (IN THOUSANDS)

                                                                          Year ended December 31,
                                                             ----------------------------------------------
                                                             1993                1992               1991
                                                             ----                ----               ----
Loans originated for sale:
    Loans closed  . . . . . . . . . . . . . . . . . . .      $838,097            $663,275          $409,852
    Loans purchased . . . . . . . . . . . . . . . . . .       114,986              91,346            68,070
                                                              -------             -------           -------
          . . . . . . . . . . . . . . . . . . . . . . .      $953,083            $754,621          $477,922
                                                              =======             =======           =======

Mortgage loans sold . . . . . . . . . . . . . . . . . .      $982,764            $799,703          $512,620
Gain on sales of mortgage
 loans    . . . . . . . . . . . . . . . . . . . . . . .         9,391               6,329             2,447

Loan servicing rights sold  . . . . . . . . . . . . . .       252,178             301,642           298,840
Gain on sales of loan
 servicing rights . . . . . . . . . . . . . . . . . . .         3,331               4,232             3,511

Other lending fees  . . . . . . . . . . . . . . . . . .           591                 617               441


        Gain on sales of mortgage loans increased $3.1 million in 1993 and $3.9 million in 1992. The increased gain was due to 22.9% and 56.0% increases in the amount of loans sold for 1993 and 1992, respectively, and to higher cash gains as a result of the higher level of refinancing activity in 1993 and 1992. If the refinancing activity decreases, the gain on sales of mortgage loans is likely to decrease.

        Gain on sales of loan servicing rights was $3.3 million in 1993, a 21.3% decrease from the gain earned in the previous year. Because of the larger gains realized on the sales of mortgage loans in 1993, Investors reduced the amount of loan servicing rights sold in the current year by 16.4% to $252 million. Gain on sales of loan servicing rights was $4.2 million for 1992, a 20.5% increase from the gain earned in 1991. The increased gain in 1992 reflects more favorable market pricing for loan servicing rights as the volume sold was approximately the same as in the prior year. Loan servicing rights sales continue to generate substantial mortgage banking income. The amount of loan servicing rights sold annually by Investors and the resulting gain may vary because of market fluctuations in the pricing of loan servicing rights. In addition, Investors may reduce sales of servicing rights in periods when gains on sales of mortgage loans are higher than normal or increase sales of servicing rights when gains on sales of mortgage loans are reduced to more normal levels.

        Loan servicing fees were $2.8 million in 1993 compared to $1.5 million in 1992 and $2.2 million in 1991. Loan servicing fees were negatively impacted in 1993 and 1992 by adjustments of $1.4 million and $1.5 million, respectively, made to capitalized servicing rights. These adjustments were necessary to reflect the high prepayment activity in the low interest rate environment and to conform with accounting and regulatory guidelines adopted in 1992 which take a more conservative approach to accounting for capitalized servicing rights. Because of the high level of new originations in 1993 and 1992, the servicing portfolio experienced a net growth during 1993 of $376 million and in 1992 of $321 million to increase the portfolio to $1.4 billion at December 31, 1993. If the above adjustments would not have been required, loan servicing fees would have been $4.2 million in 1993 and $3.0 million in 1992 or increases of 40.4% and 36.3%, respectively. If adjustments for prepayments would be required in the future, Investors would expect them to be at lower levels because of the reduction in high rate loans in its portfolio of loans serviced for others as of the 1993 year end.

        Commissions on title insurance sales were $935 thousand in 1993 compared to $135 thousand in 1992. This activity began in late 1992 with 1993 being the first full year of operation. During 1993 title insurance was sold on 2,894 loans compared to 476 loans in 1992.

        Commissions on annuity sales were $561 thousand on sales of $11.4 million in 1993, down 2.4% from $575 thousand on annuity sales of $11.0 million in 1992. Investors earned $511 thousand on annuity sales of $9.4 million in
1991.   In early 1992, there were proposals to Congress that certain tax benefits enjoyed by the insurance industry be eliminated. This had the effect of increasing sales during 1992. During 1993, sales remained strong due to the continued strength of Investors' sales staff. Investors has an experienced staff of licensed agents who regularly promote these products and customer acceptance is good, but uncertainty or change in the market interest rates or regulatory environment could affect sales of annuities in the future.

        Other income increased to $991 thousand for 1993 from $876 thousand in 1992 and $645 thousand in 1991. Investors began selling mutual funds in 1992 and earned fees of $163 thousand in 1993 and $80 thousand in 1992. The remaining increases in other income were caused by gains on the disposal of foreclosed residential properties.

        Noninterest Expense. Noninterest expense increased 17.6% to $26.5 million for the year ended December 31, 1993 compared to $22.5 million for the same period in 1992. Noninterest expense grew 22.0% in 1992 from the $18.5 million in 1991. The increase in noninterest expense over the three year period was generally attributable to Investors' continued expansion of both its mortgage banking and retail banking activities.

                              NONINTEREST EXPENSE
                                 (IN THOUSANDS)

                                                             Year ended December 31,
                                                   ------------------------------------------
                                                     1993             1992             1991
                                                     ----             ----             ----
Employee compensation
 and benefits . . . . . . . . . . . . . . .         $15,430        $ 12,650          $ 9,612
Occupancy and equipment . . . . . . . . . .           3,814           3,407            2,981
Advertising . . . . . . . . . . . . . . . .             926             667              582
Federal deposit insurance
 premiums . . . . . . . . . . . . . . . . .           1,224           1,173            1,169
Other . . . . . . . . . . . . . . . . . . .           5,068           4,612            4,108
                                                     ------          ------           ------
                                                    $26,462         $22,509          $18,452
                                                     ======         =======          =======

        Employee compensation and benefits for 1993 were 22.0% more than 1992 primarily because of an 18.2% increase in staffing to support the high level of growth. During 1993, three retail banks and two mortgage production offices were opened. In addition, mortgage production, title insurance, consumer lending, mortgage servicing and marketing increased staff to support the higher level of activity. Benefits increased in step with compensation and were also affected by higher health insurance costs. Employee compensation and benefits increased 31.6% in 1992 compared to 1991 due to increased staffing and commissions paid to support the much higher level of mortgage loan production, increased consumer lending activity and the establishment of builder finance and title insurance divisions.

        The new offices opened in 1993 were also largely responsible for the 11.9% increase in occupancy and equipment expenses from 1992. Occupancy expense was up 7.9% due to rents on the new offices. Equipment expenses rose 20.2% from increased depreciation on new office equipment and equipment purchased to create or enhance computer networking capabilities among offices. Occupancy and equipment expenses were 14.3% higher in 1992 than in 1991. This increase was the result of a write-off of unamortized leasehold improvements on a retail bank office replaced by a new facility, higher real estate taxes on Investors' new headquarters which Investors occupied in December 1990, and greater depreciation on equipment.

        Advertising expense increased 38.8% to $926 thousand in 1993 from $667 thousand in 1992. In 1993, as part of its strategy to increase deposits and consumer loans, Investors increased both its advertising of retail products and targeted marketing efforts such as promotions for the new retail banks and point of sale materials. From 1991 to 1992, advertising expense rose by 14.6% as Investors increased expenditures for advertisement of deposit products, partly in response to a decrease in deposits.

        Federal deposit insurance premiums increased 4.3% in 1993 from 1992 along with increased deposits. Investors Bank's insurance premium rate was .23% of the deposit base for both 1993 and 1992 due to Investors Bank being categorized by the FDIC as "well capitalized". The increase in insurance expense was less than the percent of deposit increase because the premiums are based on deposit levels of the prior six month periods. Between 1992 and 1991, there was almost no change in deposit insurance premium expense because deposits did not increase.

        Other expenses were up 9.9% in 1993 over 1992 primarily due to the record production level and Investors' growth and new product lines. Decreases in expenses associated with holding foreclosed real estate were offset by increases in other categories. These included telephone expenses, which grew to support new offices and enhanced computer network capabilities, supplies, postage, data processing and professional fees. Other expenses increased 12.3% for the year ended December 31, 1992 compared to 1991. Approximately $200 thousand of the increase was due to variable costs such as supplies, postage and service fees rising with the higher mortgage loan production. There was also $199 thousand of additional foreclosed real estate expenses and a $49 thousand increase in charitable contributions.

        Income Taxes. Effective January 1, 1993, Investors adopted the new accounting standard for income taxes, Statement of Financial Accounting Standards No. 109. A $125 thousand cumulative effect of adopting the new standard was recognized in the first quarter of 1993. Income tax expense was $6.8 million for 1993 compared to $5.2 million for 1992 and $3.4 million for 1991. Income tax expense has been between 40.1% and 40.6% of earnings before income tax expense for all three years. For additional information on income taxes, refer to Note 12 of Notes to Consolidated Financial Statements.

Financial Condition

        Investors' assets grew 24.7% to $1 billion between December 31, 1993 and 1992. This growth was primarily the result of origination of significant amounts of adjustable rate residential mortgage loans and, to a lesser extent, of consumer home equity loans. This reflects Investors' strategy to grow with high quality, interest-rate sensitive assets. Residential real estate loans continue to make up the largest portion of Investors' permanent loan portfolio. These loans were 84.6% of portfolio loans at December 31, 1993, nearly identical with the composition at December 31, 1992. Investors has increased its emphasis on supplementing its residential loan portfolio by increasing its consumer lending capability, primarily through home equity loans. Although Investors has made consumer loans through its private banking department since commencement of operations, consumer lending is now an active part of retail banking operations. Continued marketing and exposure to the loans in the retail bank offices caused consumer loans to grow to 11.5% of the permanent loan portfolio at December 31, 1993 from 10.2% at December 31, 1992. Investors maintains a small commercial real estate loan portfolio originated in prior years and is not actively seeking new commercial real estate loans.

        Fair Value of Financial Instruments. In the accompanying financial statements, Investors has disclosed the estimated fair values of all on and off-balance sheet financial instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments". See Note 17 of Notes to Consolidated Financial Statements. At December 31, 1993 and 1992, total financial assets had estimated fair values in excess of their carrying amounts of $51.4 million and $39.1 million, respectively. These excess amounts were primarily due to mortgage loans and excess servicing rights. Total financial liabilities had estimated fair values in excess of their carrying amounts of $3.5 million and $1.8 million at December 31, 1993 and 1992, respectively. These excess amounts were primarily due to deposits.

        The estimated fair values of mortgage loans were $32.1 million and $25.8 million greater than the respective carrying amounts at December 31, 1993 and 1992. Investors' mortgage loans are predominately ARM loans which are generally sold in the marketplace at a premium because the currently indexed rates on the underlying loans are higher than initial market yields. The increase in estimated fair values in excess of the carrying amounts between years was mostly due to the increased amounts of mortgage loans. Excess servicing rights had estimated fair values greater than carrying amounts by $17.4 million at year end 1993 and $12.1 million at year end 1992. This increase was due to the increased amount of mortgage loans serviced for others between years. Excess servicing rights relate to servicing that Investors has created and retained from its own origination activities. Carrying amounts represent only the discounted present value of future service fee income in excess of a normal market rate servicing fee. Estimated fair values are significantly greater than these amounts.

         Deposits had estimated fair values greater than carrying amounts of $4.3 million and $1.5 million at December 31, 1993 and 1992, respectively. These amounts result from certificates of deposits which have interest rates somewhat higher than Investors' rates offered for deposits with maturities similar to the remaining maturities of the existing deposits at December 31, 1993 and 1992,

         Nonperforming Assets. Nonperforming assets include all nonaccrual loans and real estate acquired through foreclosure net of specific reserves. Nonperforming assets were $8.6 million at December 31, 1993, down 7.5% from year end 1992. The decline is primarily the net of a $1.4 million decrease in foreclosed residential real estate and an $810 thousand increase in foreclosed
commercial real estate.   Investors believes the decline in foreclosed
residential real estate is the result of its quality underwriting standards and improving economic conditions. Foreclosed commercial real estate had a net increase because two properties, valued at about $2.1 million, were added while a $1.3 million property was sold during 1993. Nonperforming assets were $9.3 million at December 31, 1992, down 17.2% from December 31, 1991. The decline resulted primarily from a $1.5 million decrease in nonperforming residential real estate loans. Total nonperforming commercial real estate assets declined $460 thousand in 1992 with a $1.1 million asset moving from the nonperforming loan category to the real estate in judgment category. Nonperforming loans as a percentage of loans held in portfolio continued decreasing and were .24% at December 31, 1993 compared to .31% and 1.04% at December 31, 1992 and 1991, respectively. Nonperforming assets as a percentage of total assets also continued to decline and were .85% at December 31, 1993 compared to 1.14% at December 31, 1992 and 1.85% at December 31, 1991. The improvement in these ratios was both the result of the decline in nonperforming assets along with the increase in loans held in portfolio and total assets during 1993 and 1992.

                              NONPERFORMING ASSETS
                             (DOLLARS IN THOUSANDS)

                                                                    December 31,
                                                   --------------------------------------------
                                                   1993               1992           1991
                                                   ----               ----           ----
Loans:
  Residential real estate   . . . . . . . .        $1,852            $1,987          $3,509
  Commercial real estate  . . . . . . . . .                                           1,182
  Consumer  . . . . . . . . . . . . . . . .            51                43             160
                                                   ------            ------          ------
                                                    1,903             2,030           4,851
                                                   ------            ------          ------

Real estate owned and
 in judgment, net:
  Residential   . . . . . . . . . . . . . .         1,868             3,242           3,068
  Commercial  . . . . . . . . . . . . . . .         4,807             3,997           3,275
                                                   ------            ------          ------
                                                    6,675             7,239           6,343
                                                   ------            ------          ------
      Total nonperforming assets  . . . . .       $ 8,578           $ 9,269         $11,194
                                                   ======           =======         =======

Nonperforming loans as a
 percentage of net loans held
 in portfolio . . . . . . . . . . . . . . .            24%              .31%           1.04%
Nonperforming assets as a
 percentage of total assets . . . . . . . .           .85              1.14            1.85

         In accordance with generally accepted accounting principles, real estate owned and in judgment is carried at the lower of cost or fair value less estimated cost to sell. At December 31, 1993, commercial real estate owned included $3.8 million in properties acquired through foreclosure of four loans and commercial real estate in judgment consisted of one property for $1.0 million. In January, 1994, Investors completed foreclosure on this property, a combination office and warehouse in a western suburb of Minneapolis. Since October 1991, Investors has owned a 59 unit apartment complex in Brooklyn Park, Minnesota which has a carrying value of $1.3 million. A complex sale agreement, including a portion of public financing, has been pending during 1993. In the event the sale is not completed, Investors will work to increase the occupancy level and remarket the property. In April 1993, Investors received title to seven fully leased retail and convenience store properties located in the Minneapolis-St. Paul area which originally secured a $1.1 million loan. Investors is actively marketing these properties. In November of 1993, Investors acquired a $1.0 million 48 unit apartment property. This property will require some minor repairs and, after occupancy is increased, will be listed for sale later in 1994. No other nonperforming asset had a carrying value exceeding $500 thousand at December 31, 1993.

         Analysis of Reserves for Loan and Real Estate Losses. The reserves for losses provide for potential losses in Investors' loan and real estate portfolios. The reserves are increased by the provision for losses and by recoveries and are decreased by charge-offs. The adequacy of the reserves is judgmental and based on the continued evaluation of the nature and volume of the loan and real estate portfolios, overall portfolio quality, specific problem loans, collateral values, historical experience and current economic conditions that may affect the borrowers' ability to pay.

         The reserve for loan losses was $3.0 million at December 31, 1993, $2.6 million at December 31, 1992, and $2.0 million at December 31, 1991. The increases over the three year period are a result of increased provisions to cover larger residential and consumer loan portfolios as well as a determination by Investors to increase the size of its unallocated general
reserve which was established to cover unforeseen loan losses.   The provision
for loan losses was $631 thousand in 1993, $869 thousand in 1992 and $1.0 million in 1991. Of these provisions, $192 thousand, $499 thousand and $754 thousand, respectively, were allocated to the unallocated general reserve. Additions to the unallocated reserve have been reduced recently because of the continuing high quality of Investors' assets, the favorable rate of net charge-offs and improving economic conditions. Offsetting the provision were net charge-offs of $250 thousand, $252 thousand, and $94 thousand in 1993, 1992 and 1991, respectively. For a summary of the reserve for loan losses, see Note 4 of Notes to Investors Consolidated Financial Statements included herein.

         The reserve for real estate losses was $135 thousand, $696 thousand, and $522 thousand at December 31, 1993, 1992 and 1991, respectively. The provision for real estate losses (included in other expenses) was $120 thousand, $286 thousand and $428 thousand in 1993, 1992, and 1991,
respectively.   During 1993, the reserve declined because of the charge-off of a $599 thousand loss that had been previously reserved for on a commercial property first acquired in late 1989. The decline in commercial property
values since the late 1980's has largely abated.   Accordingly, Investors'
foreclosures have been at a significantly lower level in the last three years and the property values have generally been closer to the related loan values.
As a result, less loss reserve is required on commercial real estate.   While
Investors has experienced occasional losses on foreclosed residential real estate, its experience has generally been favorable. For a summary of the reserve for real estate losses, see Note 8 of Notes to Investors' Consolidated Financial Statements included elsewhere herein.

         Asset/Liability Management and Interest Rate Risk. Investors' continuing objective is to minimize the sensitivity of its earnings to interest rate fluctuations by matching the repricing characteristics of its assets and liabilities at a profitable interest rate spread. In order to achieve such matching, Investors has emphasized the origination and retention of ARMs and prime-rate related consumer lending for its own loan portfolio which have interest rates that adjust periodically in accordance with market interest rates. At December 31, 1993, loans that adjust with market interest rates constituted 98.2% of Investors' permanent loan portfolio. Investors sells substantially all of the long-term fixed-rate mortgages it originates.

         Investors monitors its interest rate risk primarily through analysis of the match between the repricing characteristics of its assets and liabilities and the potential impact on net interest income from possible interest rate movements. Investors has not utilized hedging techniques such as financial futures or interest rate swaps.

         The accompanying table sets forth Investors' interest rate sensitive assets and interest rate sensitive liabilities at December 31, 1993 and the related "gap" (the difference between the interest-earning assets and the interest-bearing liabilities that reprice during such period) for each repricing period. Loans are shown based on the repricing date or contractual maturity date, if applicable, and then adjusted for scheduled amortization and prepayment assumptions based on historical experience. Mortgage loans held for sale are shown in the "6 months or less" category. All fixed rate and noninterest-bearing checking and savings accounts have been adjusted for an annual decay rate based on industry experience. While management believes this assumption to be reasonable, these balances could decrease in a period of generally rising interest rates. Certain advances and loan payments from borrowers held under escrow (escrow accounts) are included in transaction accounts while other escrow accounts are included in other borrowings depending on the nature of the escrow deposit. These escrow accounts have been adjusted for annual decay rates. Other borrowings also include subordinated debt.

         Investors' cumulative one year gap was a positive $125 million or 12.3% of assets at December 31, 1993 versus a positive 4.4% at December 31, 1992. During 1993, assets in the "one year or less" categories increased $197 million while liabilities in the same categories increased $108 million. The increase in assets for such categories was due to an increase in one year ARM loans and prime rate related consumer loans originated and to a higher cash position at year end. The increase in liabilities for these categories was due to a $110 million increase in FHLB advances that had an initial rate maturity of one year or less, matching up with the rate maturity of the corresponding asset growth. The cumulative three year gap was $92.4 million or 9.1% of assets at December 31, 1993. The three year gap was slightly less positive
than  the 8.9% at December 31, 1992.   Although Investors had a positive one
year gap at December 31, 1993, a rapid increase in market interest rates could cause a decline in net interest rate spread because the adjustments on some ARM loans may be limited by interest rate caps.

         The recorded value of capitalized servicing rights is susceptible to interest rate risk. At December 31, 1993, capitalized servicing rights were $4.4 million. The capitalized amounts and the amortization is based partly on prepayment assumptions of the underlying loans. Increased levels of prepayments generally occur in a declining interest rate environment. When a loan is prepaid, Investors ceases to collect servicing income on such loan. If actual prepayments exceed Investors' assumptions in the future, adjustments to the carrying value of servicing rights may be required. During 1993, 1992 and 1991, adjustments of $1.4 million, $1.5 million and $158 thousand, respectively, were made to capitalized servicing rights on loans because of the higher prepayments experienced in the related periods. For additional information on these adjustments, see the discussion on loan servicing fees included in the "Noninterest Income" section.

                           ASSET/LIABILITY MATURITIES
                             (DOLLARS IN THOUSANDS)

                                                                   December 31, 1993
                                    ---------------------------------------------------------------------------------------
                                    6 months         6 months          1 to 3          3 to 5         More than
                                    or less         to 1 year           years           years          5 years        Total
                                    --------        ---------          ------          ------         ---------       -----
Assets:
  Mortgage loans  . . . . . . . .    $431,121         $264,199         $ 90,689       $    295       $    944       $787,248
  Consumer loans  . . . . . . . .      65,939           13,419            4,451          5,869          1,446         91,124
  Cash and investment
      securities  . . . . . . . .      76,626            3,091           13,119          6,908          1,907        101,651
                                      -------         --------          -------         ------          -----        -------
  Total rate sensitive
      assets  . . . . . . . . . .    $573,686         $280,709         $108,259       $ 13,072       $  4,297       $980,023
                                      =======         ========         ========       ========       ========       ========

Liabilities:
  Fixed maturity deposits   . . .    $107,315         $138,882         $100,635       $ 22,657                      $369,489
  Transaction accounts  . . . . .      11,166            9,822           24,828         12,117       $ 27,208         85,141
  Money market accounts   . . . .     146,132                                                                        146,132
  FHLB advances   . . . . . . . .     210,000          102,000           13,000                                      325,000
  Other borrowings  . . . . . . .         738            3,079            2,629          1,632         26,599         34,677
                                     --------         --------         --------         ------        -------        -------
  Total rate sensitive
      liabilities . . . . . . . .    $475,351         $253,783         $141,092       $ 36,406       $ 53,807       $960,439
                                      =======          =======          =======         ======         ======        =======
  Gap       . . . . . . . . . . .    $ 98,335         $ 26,926         $(32,833)      $(23,334)      $(49,510)       $19,584

  Cumulative gap  . . . . . . . .                     $125,261         $ 92,428        $69,094        $19,584
  Cumulative gap to
      total assets  . . . . . . .        9.7%            12.3%             9.1%           6.8%           1.9%


      Liquidity. Cash and cash equivalents increased $18.1 million during 1993 to $58.3 million at December 31, 1993. The increase resulted from $191 million in net cash provided by financing activities less $159 million in net cash used by investing activities and $14.4 million in net cash used by operating activities.

      Because of the success in significantly increasing deposits through more competitive pricing during 1993, Investors reduced the reliance on FHLB advances to fund lending activities. Investors expects continued asset growth in the future and plans to continue funding this growth with deposits and FHLB advances. Increases in retail deposits are expected from new retail bank locations opened in late 1993, the opening of additional retail bank locations in 1994, and by continued competitive deposit pricing. Based on discussions with the FHLB, Investors has additional borrowing capacity from the FHLB and will use advances as needed or appropriate.

      Cash and cash equivalents totaled $40.2 million at December 31, 1992, an increase of $22.4 million from December 31, 1991. This increase was the result of $12.9 million in net cash provided from operating activities and $200 million in net cash provided by financing activities less $191 million in net cash used by investing activities. Cash and cash equivalents increased $4.1 million during 1991. This increase resulted from $36.8 million in net cash provided by investing activities less $24.9 million in net cash used by operating activities and $7.7 million in net cash used by financing activities.

      Net cash provided by operating activities was from a number of sources in 1993 and 1992 as detailed in the Statement of Cash Flows. Net cash used by operating activities in 1991 was primarily due to the $26.8 million net increase in mortgage loans held for sale.

      During 1993, $148 million of the net cash used by investing activities funded an increase in loans. Of this growth, $120 million was in mortgage loans as customer demand continued. Consumer loans made up the remainder of the increase. Funds were also invested in investment securities for a net increase of $9.6 million to help Investors meet its growing liquidity requirement caused by the asset growth. Of the net cash used by investing activities in 1992, $185 million was used to fund a net increase in loans. Approximately $149 million of this growth was in mortgage loans with consumer loans causing the remaining increase. In 1991, $33.1 million of the net cash provided from investing activities was from a net decrease in loans. This was the result of a decline in Investors' ARM portfolio due to prepayments and conversions to fixed rate loans. These converted loans were then sold in the secondary market.

      During 1993, the net cash provided by financing activities was from a $91 million increase in deposits and a $100 million net increase in FHLB advances. These funds were used to fund loan growth during the year. The net cash provided by financing activities in 1992 was due to a net increase of $175 million in FHLB advances used to fund loan growth and the $22.1 million of net proceeds from the issuance of subordinated notes. Deposits increased only $3.1 million as Investors had difficulty attracting deposits in the low interest rate environment. The net cash used by financing activities in 1991 was the result of a net decrease in FHLB advances of $15 million which was partially offset by a $4.7 million increase in deposits. The increase in deposits was low due to Investors limiting its asset growth in 1991 to increase capital ratios and to continue to comply with regulatory capital requirements. FHLB advances provided funding not met by other sources. FHLB borrowings were $325 million at December 31, 1993 and $225 million at December 31, 1992. The maximum FHLB borrowings were $325 million in 1993 compared to $243 million and $75 million for 1992 and 1991, respectively.

      At December 31, 1993, Investors had aggregate loan funding commitments (including committed lines of credit) of $94.5 million and aggregate commitments for the sale of loans of $126 million. Investors' expected proceeds from loan sales and its ability to obtain advances from the FHLB exceeded its funding commitments at December 31, 1993.

      Investors Bank is required by the OTS to maintain "liquidity" (cash and eligible investments) in an amount equal to a certain percentage of its deposits and short-term borrowings to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. The percentage, which may be changed at any time by the OTS, is currently 5%. Management believes that the liquidity maintained by the Bank, together with the sources of funds discussed above, is adequate to meet contingencies.

      Capital Management. Investors' stockholders' equity increased 20.7% to $47.2 million at December 31, 1993 from $39.1 million at December 31, 1992. This increase was primarily the result of net earnings retained of $7.8
million.   Investors began paying quarterly common dividends in the second quarter of 1992 at the annual rate of $.24 per share. For 1993, Investors increased the dividend rate 56.3% to $.375 per share and has declared that the 1994 dividend will increase 33.3% to an annual rate of $.50 per share. Book value per common share was $11.90 at December 31, 1993 compared to $9.60 at December 31, 1992.

      Investors further increased its capital position in 1992 by issuing $23.0 million of 10-year subordinated notes. Of the net proceeds of $22.1 million, $12.0 million was contributed to Investors Bank's paid in capital during 1992 and an additional $5.0 million in 1993. The balance of the net proceeds remains at Investors to support further growth of Investors Bank's operations.

      As a result of the additional capital received in 1992 and 1993, Investors Bank is categorized by regulations as a "well capitalized" institution, the highest level obtainable. This categorization will allow Investors' Bank to have a lower deposit insurance premium cost and to have more operational flexibility. For additional information on capital requirements, see Note 11 of Notes to Consolidated Financial Statements of this report.

      Accounting for Impaired Loans. In May 1993, the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards
(SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that expected loss of interest income on impaired loans be taken into account when calculating loan loss reserves. SFAS No. 114 requires that specified impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of collateral for secured loans. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment. SFAS No. 114 is effective for years beginning after December 15, 1994. Management does not expect the adoption of SFAS No. 114 to have a material effect on Investors' consolidated financial statements.

      Accounting for Investments. In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires debt and equity securities to be classified into one of three categories: held to maturity, held for trading, or available for sale. Securities held to maturity are limited to debt securities that the holder has the positive intent and ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally to be sold in the near term; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses, net of taxes, are not reflected in earnings but are reflected as a separate component of stockholders' equity. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors may not be classified as held to maturity. SFAS No. 115 is effective for years beginning after December 15, 1993. Management does not expect the adoption of SFAS No. 115 to have a material effect on Investors' consolidated financial statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      Additional information concerning Investors, including certain information regarding voting securities of Investors and principal holders thereof, and information concerning directors and executive officers of Investors, is included in the documents filed by Investors with the Commission under the Exchange Act.

                                    OPINIONS

      The validity of the securities offered hereby will be passed upon for Firstar by Howard H. Hopwood III, Senior Vice President and General Counsel of Firstar. Mr. Hopwood is a full-time employee of Firstar and at September 30, 1994, directly or beneficially owned approximately 20,048 shares of Firstar Common Stock. He also holds 34,800 options to acquire Firstar Common Stock under Firstar's 1988 Incentive Stock Plan. The opinion of counsel described under the caption "PROPOSED MERGER--Certain Federal Income Tax Consequences" has been rendered by Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, WI 53202.

                                    EXPERTS

      The consolidated financial statements of Firstar Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein and elsewhere in the registration statement, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Investors Bank Corp. and subsidiary as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993 incorporated by reference herein and included elsewhere in the registration statement, have been incorporated by reference and included herein in reliance upon the report of KMPG Peat Marwick LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes.

                             STOCKHOLDER PROPOSALS

      If the Merger has not been consummated, pursuant to Rule 14a-8 under the Exchange Act, Investors stockholders may present proper proposals for inclusion in Investors' proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to Investors in a timely manner. As noted in Investors' proxy statement relating to the 1994 annual meeting of Investors stockholders, in order to be so included for the 1995 annual meeting stockholder proposals must have been received by Investors no later than December 2, 1994.

      Pursuant to Rule 14a-8 under the Exchange Act, Firstar stockholders may present proper proposals for inclusion in Firstar's proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to Firstar in a timely manner. As noted in Firstar's proxy statement relating to the 1994 annual meeting of Firstar stockholders, in order to be so included for the 1995 annual meeting shareholder proposals must have been received by Firstar no later than November 29, 1994.

                    PRO FORMA COMBINING FINANCIAL STATEMENTS

      The following unaudited pro forma combining capitalization, balance sheet and statement of income are based upon the historical results of Firstar Corporation and Investors giving effect to the acquisition accounted for as a pooling of interests. Pro forma adjustments, and the assumptions on which they are based, are described in the accompanying footnotes to the pro forma combining financial statements. The other pending acquisitions refers to and includes the historical results and pro forma adjustments to effect the acquisitions of three additional companies as described in the accompanying footnotes. These financial statements should be read in conjunction with the historical financial statements of Firstar and Investors, [incorporated by reference into] this Proxy Statement-Prospectus. The pro forma combining financial statements are not necessarily indicative of the results that would have occurred had the companies constituted a single entity during the respective periods, nor are they indicative of future results of operations.

                              FIRSTAR CORPORATION
                       PRO FORMA COMBINING CAPITALIZATION
                               SEPTEMBER 30, 1994
                                  (UNAUDITIED)

                                                                                        PRO FORMA
                                                                                        COMBINED       OTHER PENDING
                                      FIRSTAR         INVESTORS        PRO FORMA        FIRSTAR &      ACQUISITIONS       PRO FORMA
                                    HISTORICAL        HISTORICAL      ADJUSTMENTS       INVESTORS      PRO FORMA (3)       COMBINED
                                    ----------        ---------       -----------       ---------      -------------       --------
                                                                         (thousands of dollars)
 Long-term Debt:*
   10.25% notes due 5-1-98 . .        $78,405         $               $                  $78,405         $                  $78,405
   10% notes due 6-1-96  . . .         43,950                                             43,950                             43,950
   11.5% notes due 1-5-96  . .          2,706                                              2,706                              2,706
   14% notes due 10-17-96  . .                                                                              1,500             1,500
   9.25% notes due 12-15-02  .                          23,000                            23,000                             23,000
   10% notes due 4-1-96  . . .                             391                               391                                391
   Other . . . . . . . . . . .             57                                                 57                                 57
                                    ---------        ---------        ---------        ---------        ---------          --------
     Total . . . . . . . . . .        125,118           23,391                0          148,509            1,500           150,009

 Stockholders' Equity:
   Preferred stock . . . . . .                               3              (3)(1)                         19,713            19,713
   Common stock  . . . . . . .         81,233               35            3,766(1)        85,034           11,723            96,757
   Capital surplus . . . . . .        150,729           20,722          (12,113)(1)      159,338           53,171           212,509
   Retained earnings . . . . .      1,024,825           34,363           (1,406)(2)    1,057,782          100,942         1,158,724
   Net unrealized losses
     on securites available
     for sale  . . . . . . . .                                                                             (2,971)           (2,971)
   Treasury stock  . . . . . .        (15,221)                                           (15,221)          11,811            (3,410)
   Restricted stock  . . . . .           (555)          (1,035)                           (1,590)                            (1,590)
                                   ----------        ---------       ----------       ----------         --------         ---------
   Total stockholders' equity       1,241,011           54,088           (9,756)       1,285,343          194,389         1,479,732
                                    ---------        ---------       ----------        ---------          -------         ---------
     Total capital . . . . . .    $ 1,366,129          $77,479          $(9,756)     $ 1,433,852        $ 195,889       $ 1,629,741
                                   ==========           ======           =======      ==========         ========        ==========

*   Qualifying as secondary capital.

                              FIRSTAR CORPORATION
                       PRO FORMA COMBINING BALANCE SHEET
                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

                                                                                             PRO FORMA        OTHER
                                                                                              COMBINED       PENDING
                                               FIRSTAR       INVESTORS        PRO FORMA      FIRSTAR &     ACQUISITIONS    PRO FORMA
                                              HISTORICAL     HISTORICAL      ADJUSTMENTS     INVESTORS     PRO FORMA(3)    COMBINED
                                              ----------     ----------      -----------     ---------     ------------    --------
                                                                                (thousands of dollars)
 Assets:
    Cash and due from banks  . . . . . .     $945,890       $  20,328       $(8,899)(1,2)    $957,319       $115,837     $1,073,156
    Short-term investments   . . . . . .      362,833               0             0           362,833         13,719        376,552
    Securities available for sale  . . .        5,502               0             0             5,502        279,044        284,546
    Securities held to maturity  . . . .    3,006,724          45,204             0         3,051,928        407,840      3,459,768
    Total loans  . . . . . . . . . . . .    9,520,174         972,388             0        10,492,562      1,358,202     11,850,764
    Less reserve for loan losses   . . .     (171,734)         (3,349)            0          (175,083)       (19,308)      (194,391)
                                             --------      ----------   -----------        ----------     ----------     ----------
    Loans - net  . . . . . . . . . . . .    9,348,440         969,039             0        10,317,479      1,338,894     11,656,373
    Bank premises and equipment  . . . .      273,988          15,962             0           289,950         39,161        329,111
    Other assets   . . . . . . . . . . .      293,842          14,914        (1,864)(2)       306,892         45,234        352,126
    Deposit base intangible  . . . . . .       18,092               0             0            18,092              0         18,092
    Goodwill   . . . . . . . . . . . . .       70,812               0             0            70,812         43,046        113,858
    Mortgage servicing rights  . . . . .        3,081           3,993             0             7,074              0          7,074
                                          -----------     -----------    ----------       -----------     ----------    -----------
        Total assets . . . . . . . . . .  $14,329,204      $1,069,440    $  (10,763)      $15,387,881    $ 2,282,775    $17,670,656
                                           ==========       =========     =========        ==========     ==========     ==========
 Liabilities and Equity:
    Deposits   . . . . . . . . . . . . .  $10,647,946      $  612,849     $       0       $11,260,795   $  1,974,784    $13,235,579
    Short-term borrowed funds  . . . . .    2,071,589         260,000             0         2,331,589         78,710      2,410,299
    Long-term debt - secured capital   .      125,118          23,391             0           148,509          1,500        150,009
                   - other . . . . . . .          150         105,000             0           105,150         19,333        124,483
    Other liabilities  . . . . . . . . .      240,853          14,112        (1,007)(2)       253,958         13,812        267,770
    Minority interest  . . . . . . . . .        2,537               0             0             2,537            247          2,784
                                         ------------   ------------- -------------     ------------     -----------    -----------
        Total liabilities  . . . . . . .   13,088,193       1,015,352        (1,007)       14,102,538      2,088,386     16,190,924

    Preferred stock  . . . . . . . . . .                            3            (3)(1)             0         19,713         19,713
    Common stock   . . . . . . . . . . .       81,233              35         3,766(1)         85,034         11,723         96,757
    Capital surplus  . . . . . . . . . .      150,729          20,722       (12,113)(1)       159,338         53,171        212,509
    Retained earnings  . . . . . . . . .    1,024,825          34,363        (1,406)(2)     1,057,782        100,942      1,158,724
    Net unrealized losses on securities
        available for sale . . . . . . .                            0             0                 0         (2,971)        (2,971)
    Treasury stock   . . . . . . . . . .      (15,221)              0             0           (15,221)        11,811         (3,410)
    Restricted stock   . . . . . . . . .         (555)         (1,035)            0            (1,590)             0         (1,590)
                                         ------------       ---------- ------------        ----------      ---------      ---------
        Total stockholders' equity . . .    1,241,011          54,088        (9,756)        1,285,343        194,389      1,479,732
                                          -----------       ---------     ---------       -----------     ----------    -----------
        Total liabilities and
          stockholders' equity . . . . .  $14,329,204      $1,069,440    $  (10,763)      $15,387,881     $2,282,775    $17,670,656
                                           ==========       =========     =========        ==========      =========     ==========

                              FIRSTAR CORPORATION
                    PRO FORMA COMBINING STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                  (UNAUDITED)


                                                                                                              OTHER
                                                                                             PRO FORMA       PENDING
                                                                                             COMBINED      ACQUISITION
                                              FIRSTAR       INVESTORS        PRO FORMA       FIRSTAR &          S          PRO FORMA
                                             HISTORICAL     HISTORICAL    ADJUSTMENTS(2)     INVESTORS      PRO FORMA      COMBINED
                                             ----------     ----------    --------------     ---------      ---------      --------
                                                                    (thousands of dollars, except per share)
 Interest revenue:
    Loans  . . . . . . . . . . . . . . .    $549,760         $44,270       $                 $594,030       $82,982       $677,012
    Investment securities  . . . . . . .     121,091           1,861                          122,952        23,994        146,946
    Other  . . . . . . . . . . . . . . .       6,969           1,026                            7,995           454          8,449
                                           ---------        --------      -----------        --------      --------      ---------
        Total interest revenue . . . . .     677,820          47,157                          724,977       107,430        832,407

 Interest Expense:
    Deposits   . . . . . . . . . . . . .     186,242          16,027                          202,269        36,538        238,807
    Short-term borrowed funds  . . . . .      41,832           6,478                           48,310         2,328         50,638
    Long-term debt   . . . . . . . . . .       9,640           4,887                           14,527         1,172         15,699
                                           ---------       ---------     ------------      ----------     ---------     ----------
        Total interest expense . . . . .     237,714          27,392                          265,106        40,038        305,144
                                           ---------       ---------     ------------      ----------     ---------     ----------
    Net interest revenue   . . . . . . .     440,106          19,765                          459,871        67,392        527,263
    Provision for loan losses  . . . . .       8,274             334                            8,608         1,754         10,362
                                           ---------       ---------     ------------      ----------     ---------     ----------
        Net interest revenue after loan
          loss provision . . . . . . . .     431,832          19,431                          451,263        65,638        516,901

 Other Operating Revenue:
    Trust and investment management fees      88,928               0                           88,928         2,115         91,043
    Service charges on deposit accounts       54,716             288                           55,004         7,976         62,980
    Credit card service revenue  . . . .      39,622               0                           39,622             0         39,622
    Mortgage banking   . . . . . . . . .      12,090           9,197           (2,413)         18,874           799         19,673
    Gains on the sales of securities   .          77               0                               77         1,910          1,987
    Other revenue  . . . . . . . . . . .      54,179           5,269                           59,448         7,488         66,936
                                           ---------        --------     ------------      ----------      --------      ---------
        Total other operating revenue  .     249,612          14,754           (2,413)        261,953        20,288        282,241

 Other Operating Expense:
    Salaries and employee benefits   . .     243,726          11,624                          255,350        29,961        285,311
    Net occupancy and equipment expenses      71,795           3,040                           74,835        10,313         85,148
    Other operating expense  . . . . . .     139,144           6,466                          145,610        22,993        168,603
                                           ---------      ----------     ------------       ---------     ---------      ---------
        Total other operating expense  .     454,665          21,130                          475,795        63,267        539,062
                                           ---------      ----------     ------------       ---------     ---------      ---------
 Income before income taxes  . . . . . .     226,779          13,055           (2,413)        237,421        22,659        260,080
 Applicable income taxes . . . . . . . .      75,183           5,450           (1,007)         79,626         8,132         87,758
                                           ---------      ----------      -----------       ---------     ---------      ---------
 Net income  . . . . . . . . . . . . . .  $  151,596     $     7,605      $    (1,406)     $  157,795    $   14,527     $  172,322
                                           =========      ==========       ==========       =========     =========      =========

 Net income applicable to common . . . .    $151,596          $6,979           (1,406)       $157,169       $13,478       $170,647

 Net income per common share . . . . . .       $2.36                                            $2.34                        $2.22

 Average number of common shares
    outstanding (4)  . . . . . . . . . .  64,299,467       2,990,279                       67,289,746     9,452,227     76,741,973

                                                     FIRSTAR CORPORATION
                                         PRO FORMA COMBINING STATEMENT OF INCOME
                                                YEAR ENDED DECEMBER 31, 1993
                                                         (UNAUDITED)

                                                                              PRO FORMA
                                                                               COMBINED       OTHER PENDING
                                               FIRSTAR       INVESTORS        FIRSTAR &       ACQUISITIONS      PRO FORMA
                                              HISTORICAL     HISTORICAL       INVESTORS         PRO FORMA        COMBINED
                                              ----------     ----------       ---------         ---------        --------
                                                               (thousands of dollars, except per share)
 Interest Revenue:
    Loans  . . . . . . . . . . . . . . .     $685,630         $54,250          $739,780         $106,682        $846,462
    Securities   . . . . . . . . . . . .      174,652           2,397           177,049           26,756         203,805
    Other  . . . . . . . . . . . . . . .        6,772           1,122             7,894              879           8,773
                                            ---------        --------          --------         --------       ---------
        Total interest revenue . . . . .      866,954          57,769           924,723          134,317       1,059,040

 Interest Expense:
    Deposits   . . . . . . . . . . . . .      261,634          19,997           281,631           48,241         329,872
    Short-term borrowed funds  . . . . .       23,811           5,062            28,873            1,392          30,265
    Long-term debt   . . . . . . . . . .       13,453           7,592            21,045            2,241          23,286
                                            ---------       ---------        ----------        ---------      ----------
        Total interest expense . . . . .      298,898          32,651           331,549           51,874         383,423
                                            ---------       ---------        ----------        ---------      ----------
    Net interest revenue   . . . . . . .      568,056          25,118           593,174           82,443         675,617
    Provision for loan losses  . . . . .       24,567             632            25,199            8,750          33,949
                                            ---------       ---------        ----------        ---------      ----------
        Net interest revenue after loan
          loss provision . . . . . . . .      543,489          24,486           567,975           73,693         641,668

 Other Operating Revenue:
    Trust and investment management fees      110,185               0           110,185            2,585         112,770
    Service charges on deposit accounts        74,071             296            74,367           10,794          85,161
    Credit card service revenue  . . . .       53,316               0            53,316                0          53,316
    Mortgage banking revenue   . . . . .       26,774          13,313            40,087            2,491          42,578
    Gains on the sales of securities   .          182               0               182              287             469
    Other revenue  . . . . . . . . . . .       77,737           5,021            82,758            9,449          92,207
                                            ---------        --------        ----------         --------       ---------
        Total other operating revenue  .      342,265          18,630           360,895           25,606         386,501

 Other Operating Expense:
    Salaries and employee benefits   . .      316,848          15,430           332,278           36,274         368,552
    Net occupancy and equipment expense        96,870           3,814           100,684           13,027         113,711
    Other operating expenses   . . . . .      174,026           7,218           181,244           31,755         212,999
                                            ---------      ----------         ---------        ---------       ---------
        Total other operating expense  .      587,744          26,462           614,206           81,056         695,262
                                            ---------      ----------         ---------        ---------       ---------
 Income before income taxes  . . . . . .      298,010          16,654           314,664           18,243         332,907
 Applicable income taxes . . . . . . . .       93,716           6,629           100,345            4,984         105,329
                                            ---------      ----------         ---------        ---------       ---------
 Net income  . . . . . . . . . . . . . .   $  204,294     $    10,025        $  214,319       $   13,259      $  227,578
                                            =========      ==========         =========        =========       =========

 Net income applicable to common . . . .     $201,028          $9,080          $210,108          $11,464        $221,572

 Net income per common share . . . . . .        $3.15                             $3.15                            $2.92

 Average number of common shares
    outstanding (4)  . . . . . . . . . .   63,746,924       2,864,083        66,611,007        9,334,272      79,945,279

                                                     FIRSTAR CORPORATION
                                         PRO FORMA COMBINING STATEMENT OF INCOME
                                                YEAR ENDED DECEMBER 31, 1992
                                                         (UNAUDITED)

                                                                              PRO FORMA
                                                                               COMBINED       OTHER PENDING
                                               FIRSTAR       INVESTORS        FIRSTAR &       ACQUISITIONS      PRO FORMA
                                              HISTORICAL     HISTORICAL       INVESTORS         PRO FORMA        COMBINED
                                              ----------     ----------       ---------         ---------        --------
                                                               (thousands of dollars, except per share)
 Interest Revenue:
    Loans  . . . . . . . . . . . . . . .     $693,594         $49,449          $743,043         $114,458        $857,501
    Securities   . . . . . . . . . . . .      191,736           2,263           193,999           32,009         226,008
    Other  . . . . . . . . . . . . . . .       13,191             804            13,995            3,348          17,343
                                            ---------        --------          --------         --------       ---------
        Total interest revenue . . . . .      898,521          52,516           951,037          149,815       1,100,852

 Interest Expense:
    Deposits   . . . . . . . . . . . . .      321,405          23,747           345,152           63,586         408,738
    Short-term borrowed funds  . . . . .       23,423           2,841            26,264            2,065          28,329
    Long-term debt   . . . . . . . . . .       14,541           3,766            18,307            2,863          21,170
                                            ---------       ---------        ----------        ---------      ----------
        Total interest expense . . . . .      359,369          30,354           389,723           68,514         458,237
                                            ---------       ---------        ----------        ---------      ----------
    Net interest revenue   . . . . . . .      539,152          22,162           561,314           81,301         642,615
    Provision for loan losses  . . . . .       44,821             869            45,690            5,777          51,467
                                            ---------       ---------        ----------        ---------      ----------
        Net interest revenue after loan
          loss provision . . . . . . . .      494,331          21,293           515,624           75,524         591,148

 Other Operating Revenue:
    Trust and investment management fees       95,926               0            95,926            2,548          98,474
    Service charges on deposit accounts        66,301             220            66,521           10,844          77,365
    Credit card service revenue  . . . .       51,867               0            51,867                0          51,867
    Mortgage banking revenue   . . . . .       13,058          11,178            24,236            2,354          26,590
    Gains on the sales of securities   .          981               0               981            3,714           4,695
    Other revenue  . . . . . . . . . . .       72,634           2,857            75,491            9,060          84,551
                                            ---------        --------        ----------         --------       ---------
        Total other operating revenue  .      300,767          14,255           315,022           28,520         343,542

 Other Operating Expense:
    Salaries and employee benefits   . .      287,607          12,651           300,258           33,495         333,753
    Net occupancy and equipment expense        93,128           3,407            96,535           12,311         108,846
    Other operating expenses   . . . . .      176,831           6,451           183,282           35,666         218,948
                                            ---------      ----------         ---------        ---------       ---------
        Total other operating expense  .      587,566          22,509           580,075           81,472         661,547
                                            ---------      ----------         ---------        ---------       ---------
 Income before income taxes  . . . . . .      237,532          13,039           250,571           22,572         273,143
 Applicable income taxes . . . . . . . .       71,547           5,227            76,774            6,515          83,289
                                            ---------      ----------         ---------        ---------       ---------
 Net income  . . . . . . . . . . . . . .   $  165,985     $     7,812        $  173,797       $   16,057      $  189,854
                                            =========      ==========         =========        =========       =========

 Net income applicable to common . . . .     $162,238          $6,844          $169,082          $14,625        $183,707

 Net income per common share . . . . . .        $2.62                             $2.61                            $2.49

 Average number of common shares
    outstanding (4)  . . . . . . . . . .   61,879,175       2,794,713        64,673,888        9,119,399      73,793,287

                                                     FIRSTAR CORPORATION
                                         PRO FORMA COMBINING STATEMENT OF INCOME
                                                YEAR ENDED DECEMBER 31, 1991
                                                         (UNAUDITED)

                                                                              PRO FORMA
                                                                               COMBINED       OTHER PENDING
                                               FIRSTAR       INVESTORS        FIRSTAR &       ACQUISITIONS      PRO FORMA
                                              HISTORICAL     HISTORICAL       INVESTORS         PRO FORMA        COMBINED
                                              ----------     ----------       ---------         ---------        --------
                                                               (thousands of dollars, except per share)
 Interest Revenue:
    Loans  . . . . . . . . . . . . . . .     $757,069         $51,728          $808,797         $129,930        $938,727
    Securities   . . . . . . . . . . . .      206,577           2,561           209,138           39,078         248,216
    Other  . . . . . . . . . . . . . . .       18,033             504            18,537            5,508          24,045
                                            ---------        --------          --------         --------       ---------
        Total interest revenue . . . . .      981,679          54,793         1,036,472          174,516       1,210,988

 Interest Expense:
    Deposits   . . . . . . . . . . . . .      438,799          32,706           471,505           94,716         566,221
    Short-term borrowed funds  . . . . .       45,434           3,553            48,897            3,780          52,767
    Long-term debt   . . . . . . . . . .       16,850             395            17,245            3,741          20,986
                                            ---------       ---------        ----------        ---------      ----------
        Total interest expense . . . . .      501,083          36,654           537,737          102,237         639,974
                                            ---------       ---------        ----------        ---------      ----------
    Net interest revenue   . . . . . . .      480,596          18,139           498,735           72,279         571,014
    Provision for loan losses  . . . . .       50,276           1,010            51,286            4,902          56,188
                                            ---------       ---------        ----------        ---------      ----------
        Net interest revenue after loan
          loss provision . . . . . . . .      430,320          17,129           447,449           67,377         514,826

 Other Operating Revenue:
    Trust and investment management fees       80,813               0            80,813            2,382          83,195
    Service charges on deposit accounts        59,368             174            59,542           10,283          69,825
    Credit card service revenue  . . . .       54,594               0            54,594                0          54,594
    Mortgage banking revenue   . . . . .        7,922           6,399            14,321            2,412          16,733
    Gains on the sales of securities   .        1,619               0             1,619            1,230           2,849
    Other revenue  . . . . . . . . . . .       68,219           3,183            71,402            7,412          78,814
                                            ---------        --------        ----------         --------       ---------
        Total other operating revenue  .      272,535           9,756           282,291           23,719         306,010

 Other Operating Expense:
    Salaries and employee benefits   . .      266,757           9,612           276,369           32,887         309,256
    Net occupancy and equipment expense        84,735           2,981            87,716           11,742          99,458
    Other operating expenses   . . . . .      164,044           5,859           169,903           26,976         196,879
                                            ---------      ----------         ---------        ---------       ---------
        Total other operating expense  .      515,536          18,452           533,988           71,605         605,593
                                            ---------      ----------         ---------        ---------       ---------
 Income before income taxes  . . . . . .      187,319           8,433           195,752           19,491         215,243
 Applicable income taxes . . . . . . . .       52,988           3,377            56,385            4,938          61,323
                                            ---------      ----------         ---------        ---------       ---------
 Net income  . . . . . . . . . . . . . .   $  134,331     $     5,036        $  139,367       $   14,553      $  153,920
                                            =========      ==========         =========        =========       =========

 Net income applicable to common . . . .     $130,277          $4,931          $135,208          $14,072        $149,280

 Net income per common share . . . . . .        $2.14                             $2.12                            $2.06

 Average number of common shares
    outstanding (4)  . . . . . . . . . .   60,997,625       2,648,605        63,646,230        8,988,346      72,634,576

                              FIRSTAR CORPORATION
               NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS
                                  (UNAUDITED)


1) The acquisition of Investors will be accounted for as a pooling of interests. Firstar will issue 3,040,982 shares of common stock in exchange for all the outstanding shares of Investors Common Stock based on the .8676 Exchange Ratio. Firstar will pay $8,350,000 for the Investors Preferred Stock at completion of the Merger, which payment is reflected in the pro forma balance sheet.

2) Represents the elimination of the gain realized by Investors from the sale of mortgage servicing rights to a subsidiary of Firstar. Anticipated nonrecurring expenses associated with the transaction totaling $7.9 million, or $4.7 million after tax, are not included in the pro forma financial statements.

3) [The acquisition of First Colonial Bankshares Corporation will be accounted for as a pooling of interests. Firstar will issue 7,720,696 shares of common stock in exchange for all the outstanding shares of First Colonial Bankshares Corporation Common Stock. Firstar will also issue up to 39,700 shares of a new series D convertible preferred stock for all the outstanding preference shares of First Colonial.]

         The acquisition of First Southeast Banking Corp. was completed on October 18, 1994 and was accounted for as a pooling of interests. Firstar issued 1,801,577 shares of common stock for all the outstanding shares of First Southeast Banking Corp.

         The acquisition of First Moline Financial Corp. will be accounted for as a purchase. Firstar will issue 313,712 shares of common stock in exchange for all the outstanding shares of First Moline Financial Corp. for a total purchase price of $9,780,000. Firstar will repurchase Firstar common stock on the open market equal to the shares issued to acquire First Moline Financial Corp. As of September 30, 1994, Firstar had repurchased 234,200 shares which are shown as being reissued in the pro forma financial statements. The excess of the purchase price over the net assets acquired of $3,940,000 is allocated to goodwill for these statements. Net income has been reduced for the amortization of the excess purchase price over a 15 year period and adjustments have been made to interest income on short-term investments assumed to have been used to fund the repurchase of shares issued in the transaction.

         Anticipated nonrecurring expenses associated with these transactions totaling $28.1 million, or $17.3 million after tax, are not included in the pro forma financial statements.

4) Pro forma combined and average shares outstanding data reflects the exchange ratio of .8676 shares of Firstar Common Stock for each share of Investors Common Stock; the exchange ratio of 16.91844 shares of Firstar Common Stock for each share of First Southeast common stock; and the exchange ratio of .7725 shares of Firstar Common Stock for each share of First Colonial common stock.

                    INDEX TO INVESTORS FINANCIAL STATEMENTS


                                                                                                                   Page
                                                                                                                   ----
               AUDITED ANNUAL FINANCIAL STATEMENTS

Consolidated Statements of Earnings for the years ended December 31, 1993,
1992 and 1991 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .    F-2

Consolidated Balance Sheets at December 31, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . . . . .  . . .    F-3

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1992 and 1991    .  . . .    F-4

Consolidated Statements of Cash Flows for the years ended December 31, 1993,
1992 and 1991 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .    F-5

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .    F-6

Report of KPMG Peat Marwick LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .   F-29

             UNAUDITED INTERIM FINANCIAL STATEMENTS

Consolidated Statements of Earnings for each of the nine month and three month periods ended
September 30, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .   F-30

Consolidated Balance Sheets at September 30, 1994 and December 31, 1993 . . . . . . . . . . . . . . . . .  . . .   F-31

Consolidated Statements of Cash Flows for the nine months ended
September 30, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .   F-32

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . .   F-33

 INVESTORS BANK CORP. AND SUBSIDIARY
 Consolidated Statements of Earnings

                                                                                 Year ended December 31
                                                                    ---------------------------------------------
                                                                1993                    1992                    1991
                                                             ----------              ----------              ----------
 Interest Income:
     Interest on loans                                        $54,250,037             $49,449,041              $51,727,598
     Interest on cash and investments                           2,396,639               2,262,820                2,560,860
     Interest and dividends on other assets                     1,122,410                 803,998                  504,014
                                                              -----------             -----------              -----------
        TOTAL INTEREST INCOME                                  57,769,086              52,515,859               54,792,472
                                                               ----------              ----------               ----------

 Interest Expense:
     Interest on deposits (Note 9)                             19,997,333              23,747,373               32,705,935
     Interest on borrowings (Note 10)                          12,654,143               6,606,392                3,947,856
                                                               ----------             -----------              -----------
        TOTAL INTEREST EXPENSE                                 32,651,476              30,353,765               36,653,791
                                                               ----------              ----------               ----------

 NET INTEREST INCOME                                           25,117,610              22,162,094               18,138,681
 PROVISION FOR LOAN LOSSES (NOTE 4)                               631,446                 868,758                1,009,513
                                                              -----------             -----------              -----------
      NET INTEREST INCOME AFTER PROVISION FOR LOAN
        LOSSES                                                 24,486,164              21,293,336               17,129,168
                                                               ----------              ----------               ----------

 Noninterest Income:
     Mortgage banking (Note 5)                                 13,313,359              11,178,090                6,399,077
     Loan servicing fees (Note 6)                               2,829,749               1,490,797                2,201,121
     Commissions on title insurance sales                         935,681                 135,081
     Commissions on annuity sales                                 560,733                 575,053                  510,482
     Other                                                        990,761                 875,571                  644,860
                                                              -----------             -----------              -----------
        TOTAL NONINTEREST INCOME                               18,630,283              14,254,592                9,755,540
                                                               ----------              ----------              -----------

 Noninterest Expense:
     Employee compensation and benefits                        15,429,639              12,650,501                9,611,891
     Occupancy and equipment                                    3,813,908               3,406,693                2,981,123
     Advertising                                                  926,178                 666,779                  582,329
     Federal deposit insurance premiums                         1,224,472               1,172,908                1,168,851
     Other                                                      5,067,996               4,611,767                4,108,272
                                                              -----------             -----------              -----------
        TOTAL NONINTEREST EXPENSE                              26,462,193              22,508,648               18,452,466
                                                               ----------              ----------               ----------

 EARNINGS BEFORE INCOME TAX EXPENSE AND CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE                               16,654,254              13,039,280                8,432,242
 INCOME TAX EXPENSE (NOTE 12)                                   6,753,835               5,227,251                3,396,603
                                                             ------------            ------------             ------------
 EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
     CHANGE                                                     9,900,419               7,812,029                5,035,639
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NOTE 2)                  125,000
                                                              -----------           -------------             ------------
 NET EARNINGS                                                 $10,025,419              $7,812,029               $5,035,639
                                                               ==========               =========                =========
 NET EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS                $9,079,707              $6,844,175               $4,930,788
                                                                =========               =========                =========

 EARNINGS PER COMMON SHARE:
     BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                  $2.46                   $1.98                    $1.51
     CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           .03
                                                                   ------                   -----                     ----
     NET EARNINGS                                                   $2.49                   $1.98                    $1.51
                                                                     ====                    ====                     ====



 See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY
Consolidated Balance Sheets

                                                                                                  DECEMBER 31
                                                                                        -------------------------------
                                                                                        1993                       1992
                                                                                        ----                       ----
                  ASSETS
                  Cash and cash equivalents                                           $58,314,515               $40,179,006
                  Investment securities (market value of $28,021,177 and
                     $18,596,590, respectively) (Note 3)                               27,778,989                18,171,509
                  Mortgage loans held for sale (Note 5)                                88,351,696                64,662,326
                  Mortgage loans (Note 4)                                             698,895,887               579,393,797
                  Consumer loans (Note 4)                                              91,124,400                66,049,661
                  Federal Home Loan Bank stock (Notes 10 and 11)                       16,250,000                12,413,800
                  Capitalized servicing rights (Note 6)                                 4,425,281                 5,794,837
                  Office properties and equipment (Note 7)                             15,731,333                14,192,534
                  Accrued interest receivable (Notes 3, 4 and 5)                        3,653,453                 3,475,023
                  Foreclosed real estate (Note 8)                                       6,674,799                 7,238,396
                  Other assets                                                          5,884,713                 4,273,206
                                                                                     ------------              ------------
                        Total assets                                               $1,017,085,066              $815,844,095
                                                                                    =============               ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

                  Liabilities:
                     Deposits (Note 9)                                               $603,412,708              $512,352,295
                     Notes payable (Note 10)                                          325,000,000               225,000,000
                     Advances and loan payments from borrowers held under
                        escrow                                                          8,409,797                 6,163,340
                     Income taxes (Note 12)                                               549,263                 1,098,207
                     Subordinated debt (Note 10)                                       25,800,000                25,800,000
                     Other liabilities                                                  6,760,035                 6,362,069
                                                                                     ------------              ------------
                        Total liabilities                                             969,931,803               776,775,911
                                                                                     ------------              ------------

                  Stockholders' Equity (Note 13):
                     Preferred stock, par value $.01, 1,000,000 shares
                        authorized, 303,640 shares issued and outstanding                   3,036                     3,036
                     Common stock, par value $.01, 5,000,000 shares
                        authorized, 3,325,522 and 2,458,846 shares issued and
                        outstanding, respectively                                          33,255                    24,589
                     Additional paid-in capital                                        19,111,504                18,650,901
                     Unamortized restricted stock                                        (675,808)                 (449,964)
                     Retained earnings                                                 28,681,276                20,839,622
                                                                                       ----------                ----------
                        Total stockholders' equity                                     47,153,263                39,068,184
                                                                                       ----------                ----------
                        Total liabilities and stockholders' equity                 $1,017,085,066              $815,844,095
                                                                                    =============               ===========


See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity


                                                                      ADDITIONAL       UNAMORTIZED
                                      PREFERRED         COMMON         PAID-IN          RESTRICTED        RETAINED
                                        STOCK           STOCK          CAPITAL            STOCK           EARNINGS           TOTAL
                                        -----           -----          -------            -----           --------           -----
 Balances at December 31, 1990                         $22,740      $10,098,256                         $9,644,561      $19,765,557
    Issuance of 303,640
      preferred shares                   $3,036                       6,769,685                                           6,772,721
    Dividends on preferred stock                                                                          (104,851)        (104,851)
    Exercise of options                                    328          145,278                                             145,606
    Exercise of warrants                                 1,042          858,917                                             859,959
    Installment payments on
      common stock issued to
      employees                                                         179,793                                             179,793
    Net earnings                                                                                         5,035,639        5,035,639
                                       --------       --------       ----------        ----------      -----------      -----------
 Balances at December 31 , 1991           3,036         24,110       18,051,929                         14,575,349       32,654,424
    Issuance of 45,973
      restricted shares                                    345          499,615         $(499,960)
    Amortization of restricted
      stock                                                                                49,996                            49,996
    Dividends on preferred stock                                                                          (967,854)        (967,854)
    Dividends on common stock                                                                             (579,902)        (579,902)
    Exercise of options                                    134           60,321                                              60,455
    Installment payments on
      common stock issued to
      employees                                                          39,036                                              39,036
    Net earnings                                                                                         7,812,029        7,812,029
                                      ---------       --------       ----------         ---------      -----------      -----------
 Balances at December 31, 1992            3,036         24,589       18,650,901          (449,964)      20,839,622       39,068,184

    Remeasurement of restricted
      stock                                                             310,320          (310,320)
    Amortization of restricted
      stock                                                                                84,476                            84,476
    Dividends on preferred stock                                                                          (945,712)        (945,712)
    Dividends on common stock                                                                           (1,238,053)      (1,238,053)
    Exercise of options                                    351          155,648                                             155,999
    Exercise of warrants                                     2            2,948                                               2,950
    Net earnings                                                                                        10,025,419       10,025,419
    Four-for-three stock split                           8,313           (8,313)
                                         ------        -------      -----------         ---------      -----------      -----------
 Balances at December 31, 1993           $3,036        $33,255      $19,111,504         $(675,808)     $28,681,276      $47,153,263
                                         ======        =======      ===========         =========      ===========      ===========

See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY
Consolidated Statements of Cash Flows

                                                                                     Year ended December 31
                                                                          ---------------------------------------------
                                                                          1993                1992                 1991
                                                                          ----                ----                 ----
                 Cash Flows from Operating Activities:
                 Net earnings                                           $10,025,419           $7,812,029           $5,035,639
                 Adjustments to reconcile net earnings to net
                  cash provided (used) by operating activities:
                  Depreciation and amortization                           3,799,572            3,732,627            2,162,230
                  Amortization of deferred loan fees and
                    discounts                                            (1,723,350)          (1,402,410)          (1,543,256)
                  Gain on sales of mortgage loan servicing
                    rights                                               (3,330,642)          (4,231,620)          (3,510,828)
                  Proceeds from the sales of mortgage loan
                     servicing rights                                     4,676,016            6,471,360            5,250,489
                  Gain on sales of mortgage loans                        (9,391,057)          (6,328,687)          (2,447,172)
                  Provision for loan and real estate losses                 751,623            1,154,743            1,437,301
                  Prepaid income taxes                                     (401,241)            (863,075)            (544,991)
                  Change in:
                     Capitalized servicing rights                        (2,639,546)          (3,826,393)          (2,225,076)
                     Accrued interest receivable                           (178,430)             254,809              398,045
                     Interest payable on deposit accounts                    60,405           (1,288,251)             (91,243)
                     Mortgage loans held for sale                       (14,298,313)           8,407,745          (26,846,314)
                     Other, net                                          (1,769,027)           2,971,738           (1,992,472)
                                                                       ------------           ----------          -----------
                     Net cash provided (used) by operating
                       activities                                       (14,418,571)          12,864,615          (24,917,648)
                                                                       ------------           ----------          -----------

                 Cash Flows from Investing Activities:
                  Net decrease (increase) in loans                     (147,846,650)        (185,108,155)          33,100,744
                  Purchase of investment securities                     (16,632,480)          (5,560,543)          (4,473,981)
                  Maturities of investment securities                     7,025,000            4,950,000            3,998,409
                  Sale of investment security                                                                         251,750
                  Purchase of FHLB stock                                 (3,321,800)          (6,142,100)            (303,600)
                  Sales of foreclosed real estate                         4,805,145            3,679,461            5,716,083
                  Increase in office properties and equipment            (2,674,643)          (2,492,026)          (1,538,565)
                                                                       ------------         ------------           ----------
                  Net cash provided (used) by investing
                    activities                                         (158,645,428)        (190,673,363)          36,750,840
                                                                       ------------         ------------           ----------

                 Cash Flows from Financing Activities:
                  Net increase in deposits                               91,000,008            3,091,344            4,672,336
                  Proceeds from FHLB advances                           412,000,000          420,000,000          220,000,000
                  Repayment of FHLB advances                           (312,000,000)        (245,000,000)        (235,000,000)
                  Net proceeds from issuance of subordinated
                    debt                                                                      22,133,514
                  Net proceeds from common stock transactions               158,949               99,491            1,185,358
                  Dividends on preferred stock                             (967,853)            (911,395)
                  Dividends on common stock                              (1,238,053)            (579,902)
                  Net increase in advances and loan payments
                     from borrowers held under escrow                     2,246,457            1,329,221            1,399,579
                                                                        -----------          -----------           ----------
                  Net cash provided (used) by financing
                     activities                                         191,199,508          200,162,273           (7,742,727)
                                                                        -----------          -----------           ----------
                  Net increase in cash and cash equivalents              18,135,509           22,353,525            4,090,465
                  Cash and cash equivalents at beginning of year         40,179,006           17,825,481           13,735,016
                                                                        -----------           ----------           ----------
                  Cash and cash equivalents at end of year              $58,314,515          $40,179,006          $17,825,481
                                                                         ==========           ==========           ==========

                 Supplemental Disclosures:
                  Cash paid during the year for:
                     Interest                                           $32,408,299          $31,627,990          $36,652,651
                     Income taxes                                         7,190,000            5,700,000            3,710,000
                  Non-cash transfer of loans to foreclosed real
                     estate                                               4,361,725            4,860,867            6,396,711

See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 1993, 1992 and 1991


NOTE 1.  DESCRIPTION OF THE BUSINESS

        Investors Bank Corp., formerly Investors Savings Corp., (the Company) is a holding company for a subsidiary engaged in the retail banking and mortgage banking businesses.

        The subsidiary, Investors Savings Bank, F.S.B. (the Bank), is a federally chartered savings bank with deposits insured by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation

        The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates or assumptions.

        Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the reserve for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the reserves for loan and real estate losses, management obtains independent appraisals for significant properties.

        Principles of Consolidation

        The consolidated financial statements include the accounts of Investors Bank Corp. and its wholly owned subsidiary, Investors Savings Bank, F.S.B. All material intercompany balances and transactions have been eliminated in consolidation.

        Investment Securities

        Investment securities, consisting primarily of investment grade corporate bonds and U.S. Government agency obligations, are stated at cost, adjusted for amortization of premiums and accretion of discounts on purchase, as the Company has the intention and ability to hold the securities until maturity. Premiums and discounts are amortized using the interest method over the term of the securities.

        Mortgage Loans

        The Bank originates and purchases both adjustable rate mortgage (ARM) and fixed interest rate mortgage loans. Substantially all conventional ARM loans are held for portfolio investment while substantially all government insured ARM loans and all fixed interest rate loans are sold in the secondary market. Mortgage loans held for sale are carried at the lower of cost or market determined on an aggregate loan basis.

        Interest is accrued monthly on outstanding principal balances unless management considers collection to be doubtful, which generally occurs when principal or interest payments are three months or more past due. Interest is subsequently recognized as income only to the extent cash is received.

        Loan Origination Fees and Discounts

        Loan origination fees and certain other fees and certain direct loan origination costs are deferred and amortized to interest income as an adjustment of yield using the level yield interest method, or recognized as a portion of gain on sales when the loans are sold. Loan discounts representing a return of yield are deferred and amortized to income using the interest method over the related periods required to achieve a level yield.

        Mortgage Banking Income

        Included in mortgage banking income are gain on sales of mortgage loans, gain on sales of loan servicing rights, and other lending fees.

        Gain on sales of mortgage loans are recognized when the loans are sold. Gain on sales include any discounts or premiums and the excess value of servicing rights retained. The excess value of servicing rights retained represents the discounted present value of future service fee income in excess of a normal market rate servicing fee.

        The Company engages in the sale of loan servicing rights. Gain on sales of servicing rights is recognized when the servicing rights are sold. Gains on sale result from net cash proceeds less the carrying value of capitalized servicing rights on the servicing pools sold.

        Loan Servicing Fees

        The Company derives loan servicing fees by collecting loan payments and performing certain escrow services for mortgage investors. Amortization of excess servicing rights and purchased servicing rights are recorded as a reduction to loan servicing fees.


        Capitalized Servicing Rights

        Included in capitalized servicing rights is the unamortized balance of excess servicing rights capitalized. The amounts capitalized and the amortization thereon is based, in part, on certain prepayment assumptions of the underlying loans. If, in the future, actual prepayments exceed the Company's assumptions, adjustments to the carrying value of servicing rights may be required. Excess servicing rights are being amortized over the estimated remaining life of the related loans sold in proportion to estimated net servicing income.

        The Company has engaged in bulk purchases of loan servicing rights.
The cost of these rights is capitalized and amortized over the estimated remaining life of the related loans in proportion to estimated net servicing income. Loan servicing rights are also purchased from correspondents in connection with the purchase of mortgage loans. Service release premiums are paid to acquire these rights. These amounts are amortized over the estimated life of the related loans or are offset against gain on sales of mortgage loans when the related loans are sold.

        Forward Contracts

        The Company uses mandatory, optional and standby forward contracts as part of its overall interest rate risk management strategy for its mortgage banking operations. Outstanding contracts represent future commitments and are not included in the consolidated balance sheets. Gains and losses on forward contracts used as hedges in mortgage banking operations are deferred and recognized when the related mortgages or commitments are sold or when a loss adjustment is recognized on an aggregate basis to reduce the Bank's unsold loans and loan commitments to the lower of cost or market. Forward contracts which are no longer needed to hedge specific assets or commitments are valued at market and the resulting gains or losses are recognized immediately.

        Loan Losses

        The reserve for loan losses provides for potential losses in the loan portfolio. The reserve is increased by the provision for loan losses and by recoveries and is decreased by charge-offs. The adequacy of the reserve is judgmental and is based on continual evaluation of the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans, collateral values, historical experience and current economic conditions that may affect the borrowers' ability to pay.

        Management believes that the reserves for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the reserves may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the reserves for losses on loans. Such agencies may require additions to the reserves based on their judgments of information available to them at the time of their examination.

        Foreclosed Real Estate

        Real estate in judgment and acquired through foreclosure is initially recorded at the lower of cost or estimated fair value less selling costs. Provisions for possible losses on real estate are charged to earnings when necessary to reduce carrying values to estimated fair value less selling costs.

        Depreciation and Amortization

        Depreciation is computed on a straight-line basis over three to twelve years for office furniture and equipment and over forty years for buildings. Leasehold improvements are amortized using the straight-line method over the life of the asset or the term of the lease, whichever is less.

        Income Taxes

        In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". the Company adopted SFAS No. 109 as of January 1, 1993 and applied the provisions prospectively as of that date. SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The cumulative effect of the application of SFAS No. 109 as of January 1, 1993 increased net income for the year ended December 31, 1993 by $125,000.

        Earnings Per Common Share

        Net earnings are adjusted for preferred stock dividends in the computation of earnings per common share. Earnings per common share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during the year and have been restated for the effects of the four-for-three common stock split on December 31, 1993. See
Note 13 for additional information on the stock split. Common equivalent shares represent the dilutive effect of outstanding stock options and warrants.

        Statement of Cash Flows

        For purposes of the statement of cash flows, cash equivalents include investments in certificates of deposit with maturities of three months or less.

        Reclassifications

        Certain reclassifications have been made to the financial statements of prior periods to conform to the current presentation. The reclassifications had no effect on net earnings or stockholders' equity as previously reported.


NOTE 3.  INVESTMENTS

        Investments consisted of the following:

                                                               AMORTIZED     GROSS UNREALIZED GROSS UNREALIZED ESTIMATED MARKET
                                                                  COST             GAINS            LOSSES           VALUE
                 December 31, 1993:
                  Obligations of U.S. Government
                    corporations and agencies                  $11,625,812         $174,746          $35,747     $11,764,811
                  State and municipal obligations                  210,000            1,150                          211,150
                  Investment grade corporate bonds              15,439,296          127,314           25,275      15,541,335
                  Other                                            503,881                                           503,881
                                                                ----------          -------           ------      ----------
                                                               $27,778,989         $303,210          $61,022     $28,021,177
                                                                ==========          =======           ======      ==========

                 December 31, 1992:
                  Obligations of U.S. Government
                    corporations and agencies                   $5,372,260         $223,802           $6,949      $5,589,113
                  State and municipal obligations                  510,000                               300         509,700
                  Investment grade corporate bonds              11,788,627          222,585           14,057      11,997,155
                  Other                                            500,622                                           500,622
                                                                ----------       ----------      -----------      ----------
                                                               $18,171,509         $446,387          $21,306     $18,596,590
                                                                ==========          =======           ======      ==========

        During 1991, a security was sold for $251,750 which resulted in a gain of $1,750.

        The amortized cost and estimated market value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                              AMORTIZED             ESTIMATED
                                                                 COST              MARKET VALUE
                                                                 ----              ------------
Due in one year or less                                          $5,844,920            $5,940,024
Due after one year through five years                            20,027,078            20,192,853
Due after five years through six years                            1,906,991             1,888,300
                                                                -----------           -----------
                                                                $27,778,989           $28,021,177
                                                                 ==========            ==========

        Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on investments of $315,587 and $311,516, respectively.

NOTE 4.  LOANS HELD IN PORTFOLIO

        Mortgage loans consisted of the following:

                                                                                        DECEMBER 31
                                                                                -----------------------------------
                                                                                1993                    1992
                                                                                ----                    ----
                          Adjustable rate first mortgage                       $656,402,702            $530,816,022
                          Adjustable rate commercial real estate                 30,629,989              32,722,484
                          Adjustable rate second mortgage                        13,567,815              16,542,276
                          Other mortgage                                          1,688,696               2,758,594
                                                                                -----------             -----------
                                                                                702,289,202             582,839,376
                          Less:
                            Unearned discount and fees                              979,061               1,285,079
                            Reserve for losses                                    2,414,254               2,160,500
                                                                                  ---------               ---------
                                                                               $698,895,887            $579,393,797
                                                                                ===========             ===========


         Consumer loans consisted of the following:

                                                                                        DECEMBER 31
                                                                                -----------------------------------
                                                                                1993                    1992
                                                                                ----                    ----

                          Home equity                                           $80,025,235             $56,216,872
                          Other consumer                                          6,324,975               7,118,560
                          Business purpose                                        5,340,521               3,153,121
                                                                                -----------             -----------
                                                                                 91,690,731              66,488,553
                          Less reserve for losses                                   566,331                 438,892
                                                                                -----------             -----------
                                                                                $91,124,400             $66,049,661
                                                                                 ==========              ==========

        The Company originates consumer and residential real estate loans in the metropolitan area of Minneapolis/St. Paul. The Company also originates residential real estate loans in Duluth, Minnesota and the Chicago and Milwaukee metropolitan areas. The Company maintains a small commercial real estate loan portfolio originated in prior years and is not actively seeking new commercial real estate loans. The commercial real estate portfolio consists mainly of loans secured by apartment complexes and small retail shopping malls in the Minneapolis/St. Paul metropolitan area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to honor their loans is dependent on the economic strength of the metropolitan areas of Minneapolis/St. Paul, Duluth, Chicago and Milwaukee.

        Following is a summary of the reserve for losses on loans:

                                                                                  YEAR ENDED DECEMBER 31
                                                                     -----------------------------------------------------
                                                                     1993                 1992                  1991
                                                                     ----                 ----                  ----
                   Beginning balance                                $2,599,392            $1,982,274            $1,066,645
                   Provision for losses                                631,446               868,758             1,009,513
                   Charge-offs:
                     Residential real estate                          (103,430)             (199,456)              (27,983)
                     Commercial real estate                           (285,651)
                     Consumer                                          (34,575)             (150,568)             (123,609)
                                                                     ---------              --------              --------
                         Total charge-offs                            (423,656)             (350,024)             (151,592)
                   Recoveries                                          173,403                98,384                57,708
                                                                    ----------            ----------            ----------
                   Ending balance                                   $2,980,585            $2,599,392            $1,982,274
                                                                     =========             =========             =========


        At December 31, 1993 and 1992 the Company had approximately $1,903,000 and $2,089,000, respectively, of loans in a nonaccrual status. Had nonaccrual loans been accruing interest in accordance with original terms, interest income would have been increased by approximately $40,000, $54,000 and $129,000 for the years ended December 31, 1993, 1992 and 1991, respectively. The Company's loan portfolio as of December 31, 1993 includes no restructured loans. There are no commitments to lend additional funds to customers whose loans were in a nonaccrual status at December 31, 1993.

        Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on loans of $3,237,750 and $3,079,869, respectively.

        The aggregate amount of loans to executive officers and directors of the Company and executive officers of the Bank were $243,000 and $341,000 at December 31, 1993 and 1992, respectively. During the year ended December 31, 1993, approximately $87,000 of new loans were made and reductions totaled $185,000. Such loans were made in the ordinary course of business at the normal credit terms and collateralization and do not represent more than normal risk of collection.

NOTE 5.  MORTGAGE BANKING

        Mortgage loans held for sale consisted of the following:

                                                                                           DECEMBER 31
                                                                               ---------------------------------
                                                                                   1993                1992
                                                                                   ----                ----
                             Loans held for sale                                $88,636,117          $65,155,829
                             Less unearned discount and fees                        284,421              493,503
                                                                              -------------         -------------
                                                                                $88,351,696          $64,662,326
                                                                                 ==========           ==========

        Mortgage banking income consisted of the following:

                                                                    YEAR ENDED DECEMBER 31
                                                         --------------------------------------------------
                                                         1993                1992                 1991
                                                         ----                ----                 ----
Gain on sales of mortgage loans                         $9,391,057           $6,328,687          $2,447,172
Gain on sales of loan servicing rights                   3,330,642            4,231,620           3,510,828
Other lending fees                                         591,660              617,783             441,077
                                                        ----------           ----------          ----------
                                                       $13,313,359          $11,178,090          $6,399,077
                                                        ==========           ==========           =========


         Mortgage banking activity is summarized as follows:

                                                                                      YEAR ENDED DECEMBER 31
                                                                          ---------------------------------------------
                                                                          1993                 1992                1991
                                                                          ----                 ----                ----
                                                                                          (In thousands)
                 Loans originated for sale:
                   Loans closed                                            $838,097             $663,275            $409,852
                   Loans purchased                                          114,986               91,346              68,070
                                                                         ----------           ----------          ----------
                                                                           $953,083             $754,621            $477,922
                                                                            =======              =======             =======
                 Mortgage loans sold                                       $982,764             $799,703            $512,620
                 Loan servicing rights sold                                 252,178              301,642             298,840


        Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on loans held for sale of $100,116 and $83,638, respectively.

NOTE 6.  LOAN SERVICING

        Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The mortgage loans serviced for others consisted of the following:

                                                                                          DECEMBER 31
                                                                           --------------------------------------------
                                                                           1993              1992              1991
                                                                           ----              ----              ----
                                                                                    (Dollars in thousands)
                      Outstanding principal balance                       $1,357,204        $981,468           $660,051
                      Number of loans                                         16,510          12,361              8,712


        Included in the consolidated balance sheets are the following amounts of capitalized servicing rights:

                                                                                    DECEMBER 31
                                                                           ----------------------------------
                                                                              1993               1992
                                                                              ----               ----
                                   Excess servicing rights                  $2,958,834           $3,199,739
                                   Purchased servicing rights                1,466,447            2,595,098
                                                                             ---------            ---------
                                                                            $4,425,281           $5,794,837
                                                                             =========            =========


        During the years ended December 31, 1993, 1992 and 1991, the excess value of servicing rights retained included in gain on sales of mortgage loans was $2,287,592, $3,503,556 and $1,994,986, respectively.

Amortization of capitalized servicing rights recorded as a reduction to loan servicing fees was $2,663,727, $2,733,520, and $1,296,140 during the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE 7.  OFFICE PROPERTIES AND EQUIPMENT

  Office properties and equipment consisted of the following:


                                                                                         DECEMBER 31
                                                                                  -------------------------------
                                                                                  1993                  1992
                                                                                  ----                  ----
                            Land                                                   $2,009,464          $2,009,464
                            Office buildings                                        7,919,911           7,407,569
                            Furniture and equipment                                 8,017,352           6,936,454
                            Leasehold improvements                                  2,458,410           1,700,785
                                                                                    ---------           ---------
                                                                                   20,405,137          18,054,272
                            Less accumulated depreciation and
                              amortization                                          4,673,804           3,861,738
                                                                                    ---------           ---------
                                                                                  $15,731,333         $14,192,534
                                                                                   ==========          ==========


NOTE 8.  FORECLOSED REAL ESTATE

        Foreclosed real estate consisted of the following:

                                                                                           DECEMBER 31
                                                                                     -------------------------------
                                                                                     1993                  1992
                                                                                     ----                  ----
                          Real estate in judgment, subject to redemption             $2,275,596           $3,244,974
                          Real estate acquired through foreclosure                    4,534,303            4,689,613
                                                                                      ---------            ---------
                                                                                      6,809,899            7,934,587
                          Less reserve for losses                                       135,100              696,191
                                                                                      ---------            ---------
                                                                                     $6,674,799           $7,238,396
                                                                                      =========            =========


        The following is a summary of the reserve for losses on real estate:

                                                                               YEAR ENDED DECEMBER 31
                                                                    --------------------------------------------------
                                                                    1993                1992                1991
                                                                    ----                ----                ----
                        Beginning balance                            $696,191            $521,842             $406,320
                        Provisions                                    120,177             285,985              427,788
                        Charge-offs:
                          Residential real estate                     (88,426)            (32,990)            (133,419)
                          Commercial real estate                     (598,757)           (124,804)            (178,847)
                                                                     --------            --------             --------
                          Total charge-offs                          (687,183)           (157,794)            (312,266)
                        Recoveries                                      5,915              46,158
                                                                    ---------            --------             --------
                        Ending balance                               $135,100            $696,191             $521,842
                                                                     ========            ========             ========

NOTE 9.  DEPOSITS

        Deposits are summarized as follows:

                                                                WEIGHTED
                                                            AVERAGE RATE AT
                                                              DECEMBER 31                        DECEMBER 31
                                                              -----------        -------------------------------------------
                                                                  1993                  1993                    1992
                                                                  ----                  ----                    ----
                   Checking and savings accounts:
                    Noninterest-bearing checking accounts                               $46,456,372             $17,505,571
                    Interest-bearing checking accounts              1.53%                24,941,059              21,481,490
                    Savings accounts                                1.99                 13,744,563              10,123,837
                    Money market savings accounts                   2.52                146,131,513             159,775,423
                                                                                        -----------             -----------
                                                                    1.88                231,273,507             208,886,321
                                                                                        -----------             -----------
                   Certificate accounts:
                   1.50% to 2.00%                                                           486,041
                   2.01% to 3.00%                                                         7,947,456               3,521,123
                   3.01% to 4.00%                                                       156,870,882             107,644,196
                   4.01% to 5.00%                                                       162,431,985             104,594,007
                   5.01% to 6.00%                                                        28,379,596              31,263,658
                   6.01% to 7.00%                                                         5,493,667              29,773,156
                   7.01% to 8.00%                                                         7,359,800              23,234,182
                   8.01% to 9.00%                                                           519,082                 845,365
                                                                                      -------------           -------------
                                                                    4.28                369,488,509             300,875,687
                                                                                        -----------             -----------
                   Accrued interest payable                                               2,650,692               2,590,287
                                                                                       ------------           -------------
                      Total deposits                                3.35               $603,412,708            $512,352,295
                                                                                        ===========             ===========


        At December 31, 1993 and 1992 the Bank had $38,675,442 and $26,195,523,
respectively, of certificate accounts with balances of $100,000 or more.

        Scheduled maturities and related weighted average rates of certificate accounts at December 31, 1993 are as follows:

                                        YEAR ENDING
                                        DECEMBER 31
                                        -----------
                                            1994                        4.09%            $246,197,072
                                            1995                        4.31               88,951,693
                                            1996                        5.55               11,682,721
                                            1997                        5.85               10,838,952
                                            1998                        5.38               11,818,071
                                                                                           ----------
                                                                        4.28             $369,488,509
                                                                                          ===========

        Interest expense on deposits for the years presented are as follows:

                                                                                     YEAR ENDED DECEMBER 31
                                                                      ------------------------------------------------------
                                                                         1993                 1992                 1991
                                                                         ----                 ----                 ----
                 Checking and savings accounts                            $663,526              $750,100            $675,740
                 Money market savings accounts                           4,107,465             5,882,888          10,550,438
                 Certificate accounts                                   15,226,342            17,114,385          21,479,757
                                                                        ----------            ----------          ----------
                                                                       $19,997,333           $23,747,373         $32,705,935
                                                                        ==========            ==========          ==========


NOTE 10.  BORROWINGS

        Notes payable to Federal Home Loan Bank (FHLB) of Des Moines consisted of the following:

                                                      WEIGHTED AVERAGE
                                                    RATE AT DECEMBER 31                     DECEMBER 31
                                                    -------------------          ----------------------------------
                                                            1993                    1993                   1992
                                                            ----                    ----                   ----
                        Due in 1993                                                                      $202,000,000
                                1994                            3.56%              $220,000,000            10,000,000
                                1995                            6.00                  6,000,000             6,000,000
                                1996                            5.68                  7,000,000             7,000,000
                                1997                            3.50                 45,000,000
                                1998                            3.37                 20,000,000
                                2000                            3.36                 27,000,000
                                                                                   ------------          ------------
                                                                                   $325,000,000          $225,000,000
                                                                                    ===========           ===========


        The interest rates on notes due in 1997, 1998 and 2000 are reset by the FHLB on the anniversary dates to a rate indexed to the current rate charged by the FHLB for one year borrowings. The Company also has the option of repaying each such note at its anniversary date without penalty.

        Notes payable to the FHLB are collateralized by FHLB stock and first mortgage real estate loans. At December 31, 1993, the Company had a collateral requirement on first mortgage real estate loans of $406,000,000 and had pledged specific collateral with an aggregate carrying value of approximately $477,000,000.

        Subordinated debt is as follows:


                                                                          DECEMBER 31
                                                               --------------------------------------
                                                               1993                     1992
                                                               ----                     ----
9.25% Subordinated notes due December 15, 2002                 $23,000,000                $23,000,000
12.75% Subordinated capital notes due March 15, 1999             2,409,000                  2,409,000
10% Subordinated debentures due April 1, 1996                      391,000                    391,000
                                                                ----------                 ----------
                                                               $25,800,000                $25,800,000
                                                                ==========                 ==========


        The subordinated debt is unsecured. At the option of the Company, the 9.25% notes may be redeemed at par on or after December 15, 1995, and the 10% debentures on or after January 1, 1995. On January 25, 1994, the Company elected to exercise the right to redeem at par the 12.75% capital notes on April 1, 1994. During 1991, $7,591,000 of the 12.75% capital notes were exchanged by the capital note holders for preferred stock (see Note 13).

        Covenants for the 9.25% notes provide that the Company must maintain at least $1 million in certain investments with a maturity of one year or less, of which no more than $500 thousand may be placed on account at the Bank.

        The interest is payable monthly for the 9.25% notes, semiannually for the 12.75% capital notes and quarterly for the 10% debentures. The notes, capital notes and debentures are subordinated in payment of principal and interest to all customer deposits and other indebtedness of the Bank for borrowed money as defined in the note, capital note and debenture agreements.

        Unamortized debt issue costs of $852,248 and $883,219 are included in other assets at December 31, 1993 and 1992, respectively.

        Interest expense for borrowings for the periods presented are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                1993                 1992                   1991
                                                ----                 ----                   ----
Notes payable to FHLB                          $ 9,712,763          $5,863,469               $2,612,570
Subordinated debt                                2,582,741             483,635                1,243,014
Other borrowings                                   358,639             259,288                   92,272
                                               -----------         -----------               ----------
                                               $12,654,143          $6,606,392               $3,947,856
                                                ==========           =========                =========


NOTE 11.   FEDERAL HOME LOAN BANK STOCK, LIQUIDITY AND CAPITAL
           REQUIREMENTS

        The Bank, as a member of the FHLB, is required to hold a specified number of shares of capital stock, which is carried at cost, in the FHLB of Des Moines. In addition, under regulations currently in effect, the Bank is required to maintain cash and other liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

        Effective December 19, 1992, the Bank became subject to capital standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 which defines five capital tiers, the highest of which is "well capitalized". Under the regulations a "well capitalized" institution must have a leverage ratio of at least 5%, a tier 1 risk based capital ratio of at least 6% and a total risk based capital ratio of at least 10%.

        At December 31, 1993, the Bank exceeded each of these requirements and is categorized as a "well capitalized" institution.

        The following is a summary of the Bank's capital ratios (unaudited):

                                                                                         DECEMBER 31
                                                                            -----------------------------------------
                                                                               1993                      1992
                                                                               ----                      ----
                         Leverage:
                          Adjusted total assets                              $1,015,633,415              $813,920,729
                          Tier 1 Capital                                         63,839,691                50,264,185
                          Leverage ratio                                               6.29%                     6.18%

                         Tier 1 risk based capital:
                          Risk weighted assets                                 $591,320,941              $478,775,027
                          Tier 1 Capital                                         63,839,691                50,264,185
                          Tier 1 risk based capital ratio                             10.80%                    10.50%

                         Total risk based capital:
                          Risk weighted assets                                 $591,320,941              $478,775,027
                          Total risk based capital                               68,383,760                54,753,855
                          Total risk based capital ratio                              11.56%                    11.44%


        Management believes the Bank will continue to meet the requirements to be categorized as a "well capitalized" institution in 1994.

        The Bank is also required by federal regulations to maintain minimum levels of capital that are measured by three ratios: a tangible capital ratio of at least 1.5% of tangible assets, a core capital ratio of at least 3%, and a risk based capital ratio of at least 8%. The Bank exceeded all three ratios during 1993 and management believes the Bank will continue to do so in 1994. In August 1993, the Office of Thrift Supervision (OTS) issued its final regulations on interest rate risk. Under the final rule, institutions deemed to have an "above normal" level of interest rate risk are subject to a capital charge and must deduct a portion of that risk from total capital for regulatory capital purposes. Management believes that as of December 31, 1993 the Bank's required regulatory capital will not be impacted by the interest rate risk rule.

NOTE 12.  INCOME TAXES

        The Company and the Bank file consolidated federal income tax returns. Federal income taxes are allocated to the Company and the Bank based on their contributions to consolidated taxable income.

        The components of income tax expense for the years ended December 31 consist of the following:

                                                           ASSET/LIABILITY
                                                               METHOD                       DEFERRED METHOD
                                                               ------             --------------------------------
                                                                1993                1992                        1991
                                                                ----                ----                        ----
                          Current:
                            Federal                            $5,525,886         $4,700,907              $3,042,834
                            State                               1,629,190          1,389,419                 898,760
                                                               ----------         ----------              ----------
                                                                7,155,076          6,090,326               3,941,594
                                                               ----------         ----------              ----------
                          Deferred (prepaid):
                            Federal                              (310,106)          (666,177)               (418,440)
                            State                                 (91,135)          (196,898)               (126,551)
                                                               ----------         ----------              ----------
                                                                 (401,241)          (863,075)               (544,991)
                                                               ----------         ----------              ----------
                                                               $6,753,835         $5,227,251              $3,396,603
                                                                =========          =========               =========


        A reconciliation of the statutory federal income tax rate with the actual rate provided on earnings is as follows:

                                                                                    YEAR ENDED DECEMBER 31
                                                                                ---------------------------------
                                                                                  1993         1992         1991
                                                                                  ----         ----         ----
                             Statutory federal income tax rate                     35.0%       34.0%        34.0%
                             State income taxes, net of
                             federal tax benefits                                   6.0         6.0          6.0
                             Other                                                 (0.4)        0.1          0.3
                                                                                  -----       -----        -----
                                                                                   40.6%       40.1%        40.3%
                                                                                   ====        ====         ====

        The Bank qualifies under various provisions of the Internal Revenue Code which permit it to deduct from taxable income an allowance for bad debts which differs from the provision for such losses charged to income for financial statement purposes. Accordingly, retained earnings at December 31, 1993 includes approximately $1,072,000 for which no provision for income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, income taxes may be imposed at the then applicable rates. It is not contemplated that any portion of retained earnings will be used in a manner that will result in additional taxable income.

        Deferred income taxes for 1992 and 1991 related primarily to the difference in recognition of components of gains on sales of mortgage loans and depreciation for financial reporting and income tax purposes.

        The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 1993 are as follows:

Deferred tax assets:
       Reserve for loan losses                                       $700,050
       Deferred loan fees                                             504,428
       Other                                                          216,382
                                                                    ---------
                                                                    1,420,860
                                                                    ---------

Deferred tax liabilities:
       Federal Home Loan Bank stock                                   623,474
       Office properties and equipment                                916,094
       Other                                                          116,462
                                                                    ---------
                                                                    1,656,030
                                                                    ---------
         Net deferred tax liability                                 $235,170
                                                                     =======


        No valuation allowance was required for deferred tax assets at January 1, 1993 or December 31, 1993.

NOTE 13.  STOCKHOLDERS' EQUITY

        Preferred Stock

        On November 22, 1991 the Company issued 303,640 shares of preferred stock in exchange for $7,591,000 of the Bank's 12.75% subordinated capital notes due 1999. The preferred stock was issued in units consisting of one share of preferred stock and one warrant to purchase two-thirds share of the Company's common stock (See "Stock Warrants"). Dividends on the preferred stock were at an annual rate of $3.1875 per share until October 31, 1993 and are at an annual rate of $2.75 per share thereafter. Dividends are cumulative from the date of original issue and are payable quarterly. The preferred stock has a liquidation preference of $25.00 per share plus accumulated and unpaid dividends. The preferred stock is redeemable at the option of the Company, in whole or in part, at any time on or after October 31, 1996, at $25.00 per share plus accumulated and unpaid dividends.

        Common Stock Split

        On November 4, 1993, the Board of Directors of the Company declared a four-for-three split of its common stock payable on December 31, 1993 to all holders of record as of December 1, 1993. The split was effected by means of a stock dividend. No fractional shares were issued. A total of 831,294 shares of common stock were issued in connection with the split. The par value of each share was not changed from $.01. All information relating to number of shares, per share amounts, stock option data, stock warrants, and restricted stock have been restated to reflect the split.

        Stockholder Rights Plan

        On May 7, 1991 the Company's Board of Directors adopted a stockholder rights plan under which each share of common stock has an associated preferred stock purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of the Company at a discounted price which would be the equivalent number of shares of common stock having a fair market value equal to $80. The Company has reserved 55,000 shares of preferred stock for the stockholder rights plan.

        Dividend Restrictions

        The Company is limited in its ability to declare dividends by the dividend restrictions imposed on its savings bank subsidiary. Under applicable regulations of the OTS, the Bank could declare dividends to the Company without regulatory approval in an amount equal to accumulated net income for the current calendar year plus 50% of the amount by which its capital exceeded its capital requirements at the beginning of the year. However, the Bank could not declare dividends that would cause it to fall below its capital requirement without OTS approval.

        Stock Options

        The Company has a stock option plan under which 531,415 shares of common stock are reserved for issuance to employees and directors of the Company at December 31, 1993.

        Incentive stock options are to be granted at not less than 100% of the fair market value of the common stock at the date of grant (110% of market value for options granted to 10% or greater stockholders). Options which do not qualify as incentive stock options may be granted at less than 100% of the fair market value of the common stock at the date of grant. No option may extend more than ten years from the date of grant (five years for 10% stockholders).
At December 31, 1993, the exercise of options granted for purchase of 6,666 shares of common stock are contingent on attainment of certain performance goals.

        The following is a summary of activity in the plan:

                                                                            NUMBER OF SHARES
                                                                                UNDER                OPTION PRICE
                                                                               OPTION                  PER SHARE
                                                                             -------------            ------------
                             December 31, 1990                                  398,667               Average $3.74
                               Exercised                                        (43,737)                 $2.50-4.50
                               Granted                                           64,000                  $6.00-9.38
                               Canceled                                         (21,545)                 $3.94-4.50
                                                                               --------
                             December 31, 1991                                  397,385               Average $4.22
                               Exercised                                        (17,764)                 $2.50-4.50
                               Granted                                           33,333                  $9.19-9.66
                               Canceled                                            (444)                      $4.13
                                                                               --------
                             December 31, 1992                                  412,510               Average $4.68
                               Exercised                                        (48,898)                 $2.50-9.66
                               Granted                                           42,667                $10.69-15.00
                               Canceled                                          (1,779)                      $4.50
                                                                               --------
                             December 31, 1993                                  404,500               Average $5.52
                                                                               ========
                             Exercisable at December 31, 1993                   302,977
                             Available for grant at December 31,                126,915
                               1993


        Stock Warrants

        At December 31, 1990 the Company had outstanding common stock warrants which entitled the holders to purchase 139,000 shares of the Company's common stock at a price of $6.25 per share through April 1, 1991, the expiration date. On March 19, 1991 the Board of Directors of the Company extended the expiration date of the warrants to December 31, 1991. All of these warrants were exercised during 1991.

        In conjunction with the issuance of preferred stock on November 22, 1991 the Company issued warrants to purchase 202,427 shares of common stock at a price of approximately $11.06 per share on or after February 11, 1992. The warrants expire on November 13, 1996. The Company has reserved 202,160 shares of common stock for the remaining outstanding warrants.

        Restricted Stock Award Agreement

        The Company entered into a Restricted Stock Award Agreement in 1992. Under the terms of the agreement, 45,973 shares of restricted stock were granted to two executive officers of the Company. Such shares vest over a ten-year period at the rate of 10% per year. Compensation expense for the shares vesting in 1993 and 1992 was $84,476 and $49,996, respectively.

NOTE 14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, mortgage loan purchase commitments and forward mortgage loan sales commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

        The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and purchase mortgage loans is represented by the contract or notional amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. For forward mortgage loan sales commitments, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of forward mortgage loan sales commitments through credit approvals, credit limits and monitoring procedures.

        The contract or notional amounts of these financial instruments were as follows:


                                                                                              DECEMBER 31
                                                                                      ---------------------------
                                                                                        1993              1992
                                                                                        ----              ----
                                                                                            (In thousands)
                           Financial instruments whose contract amounts
                             represent credit risk:
                           Commitments to extend credit:
                           Loans held for sale                                          $24,507            $13,093
                           Portfolio loans                                                9,261             12,345
                           Purchased loans held for sale                                 14,941             15,950
                           Purchased portfolio loans                                        309              6,190
                           Available lines of credit                                     45,531             37,301
                           Financial instruments whose notional or contract
                             amounts do not represent credit risk:
                           Forward mortgage loan sales commitments                     $125,525           $101,525


        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

   Forward mortgage loan sales commitments are contracts for the delivery of securities backed by mortgage loans in which the Company agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from movements in mortgage loan values and interest rates.

NOTE 15.  COMMITMENTS

  The Company has several noncancelable operating lease agreements for its office properties which have remaining lease terms of up to fifteen years. In addition, one retail banking office is under a capital lease which has a remaining term of seven years. Future minimum payments under these leases are as follows:

                             YEAR ENDING
                             DECEMBER 31                                          CAPITAL             OPERATING
                             -----------                                          -------             ---------
                             1994                                                  $95,000            $1,101,000
                             1995                                                   95,000             1,092,000
                             1996                                                   95,000               810,000
                             1997                                                   95,000               606,000
                             1998                                                   95,000               570,000
                             Thereafter                                            191,000             3,690,000
                                                                                   -------             ---------
                             Total minimum lease payments                          666,000            $7,869,000
                                                                                                       =========
                             Less amounts representing interest                    200,000
                                                                                   -------
                             Present value of net minimum obligations             $466,000
                                                                                   =======


         In addition, the Company has several renewal options on its retail banking office leases and some of its mortgage office leases ranging from two- to five-year periods. At present, the Company intends to exercise most options on its retail banking offices when the original leases expire. If this occurs, total future minimum payments (estimated using original lease term costs) under these leases, as shown above, would increase by approximately $4,596,000.

         The Company previously sold two retail banking office properties to third parties under sale/leaseback arrangements. These lease agreements include purchase options at market value at certain points during the lease terms.

         Total rent expense for the years ended December 31, 1993, 1992 and 1991 was approximately $1,509,000, $1,007,000 and $1,290,000, respectively.

NOTE 16.         EMPLOYEE BENEFITS

         The Company currently offers a 401(k) plan which is available to all permanent employees who have attained age twenty-one and have met the one year eligibility requirement, as defined. Under the 401(k) plan, an employee may defer up to 15% of his or her compensation as defined, with discretionary matching Company contributions. The 401(k) plan was amended effective January 1, 1991 to provide for the Company to make discretionary profit sharing contributions to be invested in common stock of the Company. Total expense under the plan for the years ended December 31, 1993, 1992 and 1991 was $541,579, $403,294 and $227,362, respectively.

NOTE 17.         FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107 (SFAS No. 107) requires disclosure of estimated fair values of a company's financial instruments, including assets, liabilities and off-balance sheet items, for which it is practicable to estimate fair value. These fair values are estimates made as of December 31, 1993 and 1992 based on relevant market information, if available, and upon characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, many of the fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. Thus, the estimates are subjective in nature, involving uncertainties and requiring judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value estimates are based only on existing financial instruments. The Company has not attempted to estimate the value of anticipated future business or assets, liabilities or activities that are not considered financial instruments. For example, the Company has a substantial mortgage banking operation that contributes significant amounts of noninterest income annually. The mortgage banking operation is not a financial instrument and its value has not been incorporated into the fair value estimates. In addition, the tax effects of unrealized gains or losses implied in the fair value estimates have not been considered in the estimates nor have costs necessary to consummate a sale been considered. Accordingly, the aggregate fair value amounts do not represent an estimate of the underlying fair value of the Company.

         The estimated fair values of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair values of each class of financial instrument.

                                                                                     DECEMBER 31
                                                             -------------------------------------------------------------
                                                                       1993                                 1992
                                                                       ----                                 ----
                                                             CARRYING        ESTIMATED             CARRYING     ESTIMATED
                                                             AMOUNT          FAIR VALUE            AMOUNT       FAIR VALUE
                                                             ------          ----------            ------       ----------
                                                                                    (In thousands)
                  Financial assets:
                    Cash and cash equivalents                $58,315            $58,315            $40,179          $40,179
                    Investment securities                     27,779             28,021             18,172           18,597
                    Mortgage loans held for sale              88,352             88,767             64,662           64,804
                    Mortgage loans                           698,896            731,017            579,394          605,235
                    Consumer loans                            91,124             92,335             66,050           66,628
                    Federal Home Loan Bank stock              16,250             16,250             12,414           12,414
                    Excess servicing rights                    2,959             20,353              3,200           15,821
                    Accrued interest receivable                3,653              3,653              3,475            3,475

                  Financial liabilities:
                    Deposits                                 603,413            607,743            512,352          513,828
                    Notes payable                            325,000            323,589            225,000          225,175
                    Subordinated debt                         25,800             26,379             25,800           25,900


         Cash and Cash Equivalents

         The carrying amounts of cash and cash equivalents approximate their fair values.

         Investment Securities

         The fair values of investment securities are based on quoted market prices. See Note 3 for the carrying amounts and fair values of the various components of the Company's investment portfolio.

         Mortgage Loans Held for Sale

         In order to manage the market exposure on its residential loans held for sale and its commitments to extend credit for residential loans, the Company enters into forward mandatory, optional and standby mortgage loan sales commitments. Therefore, the estimated fair values of mortgage loans held for sale are based on the committed sales prices.

         Mortgage Loans

         The fair values of mortgage loans were estimated for groups of loans with similar characteristics. See Note 4 for the descriptions and amounts of these groups. Nonperforming loans were subtracted and discounted by the average historical rate of loss that the Company has experienced on these types of loans.

         The largest group, adjustable first mortgage loans, has experienced no significant change in credit risk. Its fair values were estimated by subtracting nonperforming loans, classifying the loans into segments with similar characteristics which determine saleability and obtaining market quotes for each of the segments.

         The fair values of the commercial real estate loans were estimated using discounted cash flow analysis. The discount rates used were estimated market rates for similar types of loans adjusted upward to reflect the decline in the collateral market values of commercial real estate properties over the last few years. In addition, certain loans have experienced increased credit risk since origination. The discount rate for these loans was further adjusted upward to compensate for this additional risk.

         The credit risk of the adjustable second mortgage loans and other mortgages has not changed appreciably. Discounted cash flow analysis of scheduled payments applying a discount rate based on an estimated market rate appropriate for each type of loan was used to estimate the fair values of these loans.

         Consumer Loans

         Consumer loans consist primarily of loans secured by residential real estate. See Note 4 for the classifications of such loans. The Company believes the credit risk of these loans has not changed significantly since origination. Nonperforming loans were removed from the totals and discounted to reduce them to estimated fair value. The remaining loans were segmented into groups with similar characteristics and the fair values were estimated by discounting the expected cash flows using discount rates that equaled the Company's origination rates for similar loans as of December 31, 1993 and 1992.

         Federal Home Loan Bank Stoc

         The carrying amount of FHLB stock approximates its fair value.

         Excess Servicing Right

         Excess servicing rights are included in capitalized servicing rights on the balance sheet. The fair values of excess servicing rights were estimated by discounting the expected cash flows associated with the servicing of the underlying loans. The mortgages serviced for others were sorted into groups with characteristics similar to loan pools for which servicing is typically bought or sold. An estimated market rate of return was assumed for each pool and these rates were used as the discount rates in the analysis.

         Accrued Interest Receivable

         The carrying amount of accrued interest receivable approximates its fair value since it is short term in nature and does not present unanticipated credit concerns.

         Deposits

         Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings and money market accounts, is equal to the amounts payable on demand as of December 31, 1993 and 1992. See Note 9 for deposit classifications. The fair values of certificates of deposit are based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of December 31, 1993 and 1992 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

         The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit, generally referred to as core deposit intangible, has not been quantified by the Company.

         Notes Payable

         Notes payable consist of FHLB advances. The carrying amount of notes payable which may be repaid at any time without penalty at the Company's discretion approximates their fair value. The fair values of the notes payable with fixed maturities are estimated based on discounted cash flow analyses using as discount rates interest rates charged by the FHLB at December 31, 1993 and 1992 for borrowings of similar remaining maturities.

         Subordinated Debt

         There are three separate subordinated debt instruments that have been issued by the Company. See Note 10 for more information. The fair values of the 9.25% notes due 2002 were estimated based on the bid market prices as of
December 31, 1993 and 1992.   The fair value at December 31, 1993 of the 12.75%
capital notes due 1999 approximates its carrying amount because the market anticipated the Company's redemption of the capital notes at par on April 1, 1994. At December 31, 1992, the fair value of the 12.75% capital notes was estimated based on the bid market price. The fair values of the 10% debentures due 1996 were based upon estimated market prices taking into account the instrument's rate, maturity and risk in relation to the other two issues.

         Commitments to Extend Credit

         At December 31, 1993 and 1992, the Company had commitments to extend credit with total notional amounts of $94,549,000 and $84,879,000, respectively. See Note 14 for the type and amounts of commitments as well as related discussion. The fair values of commitments to extend credit are not based on the notional amounts, but rather are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For commitments to extend credit for residential mortgage loans and for commercial development of residential property, the fair values are based on the fees charged for these commitments. Because of the short term nature of the commitments, no adjustment was necessary for changes in creditworthiness or changes in market interest rates for 1993 or 1992. The Company does not charge fees for commitments to retail customers to extend credit under available lines of credit. Accordingly, no fair values were assigned to these commitments. The estimated fair values of commitments to extend credit at December 31, 1993 and 1992 were $73,000 and $41,000, respectively.

NOTE 18.         PARENT COMPANY FINANCIAL INFORMATION

         The Investors Bank Corp. (parent company only) condensed financial statements are as follows:


CONDENSED BALANCE SHEETS
                                                                                                 DECEMBER 31
                                                                                   ----------------------------------------
                                                                                        1993                      1992
                                                                                        ----                      ----
                    Assets:
                       Cash and cash equivalents                                    $ 5,168,198                $10,108,552
                       Investment securities                                            503,881                    500,622
                       Investment in subsidiary                                      63,938,647                 50,824,464
                       Other assets                                                     901,179                 62,360,157
                                                                                   ------------                -----------
                          Total assets                                              $70,511,905                $62,360,157
                                                                                    ===========                ===========
                    Liabilities and stockholders' equity:
                       Liabilities:
                          Subordinated debt                                         $23,000,000                $23,000,000
                          Other liabilities                                             358,642                    291,973
                                                                                   ------------               ------------
                              Total liabilities                                      23,358,642                 23,291,973
                                                                                    -----------                -----------
                       Stockholders' equity:
                          Preferred stock                                                 3,036                      3,036
                          Common stock                                                   33,255                     24,589
                          Additional paid-in capital                                 19,111,504                 18,650,901
                          Unamortized restricted stock                                 (675,808)                  (449,964)
                          Retained earnings                                          28,681,276                 20,839,622
                                                                                    -----------                -----------
                              Total stockholders' equity                             47,153,263                 39,068,184
                                                                                    -----------                 ----------
                              Total liabilities and stockholders' equity            $70,511,905                $62,360,157
                                                                                    ===========                ===========


CONDENSED STATEMENTS OF EARNINGS

                                                                                  YEAR ENDED DECEMBER 31
                                                                -----------------------------------------------------------
                                                                     1993                 1992                  1991
                                                                     ----                 ----                  ----

                   Interest income                                 $   254,165           $    34,118           $    17,044
                   Interest expense                                  2,221,593               124,122
                   Operating expenses                                  224,494               154,401               143,930
                                                                   -----------           -----------           -----------
                   Loss before income tax benefit and equity
                     in earnings of subsidiary                      (2,191,922)             (244,405)             (126,886)
                   Income tax benefit                                  753,158                82,439                43,099
                                                                   -----------           -----------          ------------
                   Loss before equity in earnings of
                     subsidiary                                     (1,438,764)             (161,966)              (83,787)
                   Equity in earnings of subsidiary                 11,464,183             7,973,995             5,119,426
                                                                   -----------            ----------           -----------

                        Net earnings                               $10,025,419            $7,812,029            $5,035,639
                                                                   ===========            ==========            ==========

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                       YEAR ENDED DECEMBER 31
                                                                         ------------------------------------------------------
                                                                           1993                1992                1991
                                                                           ----                ----                ----
                 Cash flows from operating activities:
                   Net earnings                                           $10,025,419         $ 7,812,029          $5,035,639
                   Adjustments to reconcile net earnings to net
                     cash provided (used) by operating activities:
                        Equity in earnings of subsidiary                  (11,464,183)         (7,973,995)         (5,119,426)
                        Increase (decrease) in other assets and
                         liabilities, net                                     195,367              10,016            (533,079)
                                                                           ----------           ---------          ----------
                            Net cash used by operating activities          (1,243,397)           (151,950)           (616,866)
                                                                           ----------           ---------          ----------

                 Cash flows from investing activities:
                   Capital contributed to subsidiary                       (5,000,000)        (12,000,000)           (700,000)
                   Dividends received from subsidiary                       3,350,000           1,491,297             400,000
                   Purchase of investment security                                               (500,000)
                                                                           ----------          ----------          ----------
                            Net cash used by investing activities          (1,650,000)        (11,008,703)           (300,000)
                                                                           ----------          ----------          ----------

                 Cash flows from financing activities:
                   Net proceeds from common stock transactions                158,949              99,491           1,185,358
                   Net proceeds from issuance of subordinated debt                             22,133,514
                   Dividends on preferred stock                              (967,853)           (911,395)
                   Dividends on common stock                               (1,238,053)           (579,902)
                                                                           ----------          ----------          ----------
                            Net cash provided (used) by financing
                               activities                                  (2,046,957)         20,741,708           1,185,358
                                                                           ----------          ----------          ----------

                Net increase (decrease) in cash and cash
                   equivalents                                             (4,940,354)          9,581,055             268,492
                Cash and cash equivalents at beginning of year             10,108,552             527,497             259,005
                                                                           ----------          ----------         -----------

                Cash and cash equivalents at end of year                  $ 5,168,198         $10,108,552         $   527,497
                                                                           ==========          ==========          ==========

NOTE 19.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Summarized quarterly data for 1993 and 1992 follows:
         (in thousands except per share data)

                                                          1993                                         1992
                                        -------------------------------------------  -------------------------------------------
                                         DEC. 31    SEPT. 30    JUNE 30    MAR. 31    DEC. 31   SEPT. 30    JUNE 30    MAR. 31
                                         -------    --------    -------    -------    -------   --------    -------    -------
Interest income                          $15,042     $14,677    $14,546    $13,504    $13,871    $13,471    $12,996    $12,178
Interest expense                           8,649       8,345      7,999      7,659      7,848      7,713      7,535      7,258
                                         -------    --------   --------   --------   --------   --------   --------   --------
  Net interest income                      6,393       6,332      6,547      5,845      6,023      5,758      5,461      4,920
Provision for loan losses                    187          84        171        189        177        277        227        188
                                         -------    --------   --------   --------   --------   --------   --------   --------
  Net interest income after
    provision for loan losses              6,206       6,248      6,376      5,656      5,846      5,481      5,234      4,732
Mortgage banking income                    4,037       3,281      2,987      3,008      3,518      2,665      2,549      2,446
Other noninterest income                   1,293       1,487      1,181      1,356        152        893      1,014      1,018
Noninterest expense                        7,364       6,748      6,470      5,880      6,107      5,703      5,597      5,102
                                         -------    --------   --------   --------   --------   --------   --------   --------
Earnings before income tax expense
  and cumulative effect of
  accounting change                        4,172       4,268      4,074      4,140      3,409      3,336      3,200      3,094
Income tax expense                         1,617       1,844      1,634      1,659      1,367      1,337      1,283      1,240
Cumulative effect of accounting
  change                                                                       125
                                         -------     -------    -------    -------    -------    -------    -------   --------
Net earnings                             $ 2,555     $ 2,424    $ 2,440    $ 2,606    $ 2,042    $ 1,999    $ 1,917   $  1,854
                                          ======      ======     ======     ======     ======     ======     ======     ======
Net earnings available for common
  stockholders                           $ 2,336     $ 2,182    $ 2,198     $2,364    $ 1,800    $ 1,757    $ 1,675    $ 1,612
                                          ======      ======     ======      =====     ======     ======     ======     ======

Earnings per common share                   $.63        $.60       $.61       $.66       $.52       $.51       $.49       $.47

Independent Auditors' Report




The Board of Directors
Investors Bank Corp.:
Wayzata, Minnesota:

         We have audited the accompanying consolidated balance sheets of Investors Bank Corp. and subsidiary as of December 31, 1993 and 1992 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Bank Corp. and subsidiary as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".




KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 27, 1994

                      INVESTORS BANK CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (Unaudited)

                                                                        Three months ended               Nine months ended
                                                                           September 30                    September 30
                                                                     ------------------------        ------------------------
                                                                      1994            1993             1994            1993
                                                                   -----------     -----------      -----------     -----------
        INTEREST INCOME:
            Interest on loans                                     $16,155,502      $13,755,444     $44,269,345     $40,143,704
            Interest on cash and investments                          633,461          618,441       1,861,326       1,763,677
            Interest and dividends on other assets                    357,118          302,903       1,026,111         819,901
                                                                   ----------       ----------     -----------      ----------
               TOTAL INTEREST INCOME                               17,146,081       14,676,788      47,156,782      42,727,282
                                                                   ----------       ----------      ----------      ----------

        INTEREST EXPENSE:
            Interest on deposits                                    5,702,190        4,968,151      16,026,720      14,855,578
            Interest on borrowings                                  4,724,782        3,376,352      11,365,600       9,146,885
                                                                  -----------      -----------      ----------     -----------
               TOTAL INTEREST EXPENSE                              10,426,972        8,344,503      27,392,320      24,002,463
                                                                   ----------      -----------      ----------      ----------

        NET INTEREST INCOME                                         6,719,109        6,332,285      19,764,462      18,724,819
        PROVISION FOR LOAN LOSSES                                     110,000           84,156         333,800         444,481
                                                                  -----------      -----------     -----------     -----------

        NET INTEREST INCOME AFTER PROVISION FOR LOAN
            LOSSES                                                  6,609,109        6,248,129      19,430,662      18,280,338

        NONINTEREST INCOME:
            Mortgage banking                                        3,004,068        3,280,717       9,196,772       9,276,498
            Loan servicing fees                                     1,288,789          801,904       3,903,977       2,193,460
            Commissions on title insurance sales                       67,106          273,367         370,277         629,116
            Commissions on annuity sales                              120,976           79,769         470,368         407,989
            Other                                                     312,149          331,825         812,437         792,916
                                                                   ----------       ----------      ----------      ----------
               TOTAL NONINTEREST INCOME                             4,793,088        4,767,582      14,753,831      13,299,979
                                                                  -----------      -----------      ----------      ----------

        NONINTEREST EXPENSE:
            Employee compensation and benefits                      3,671,678        3,978,544      11,624,058      11,065,665
            Occupancy and equipment                                 1,044,025          962,877       3,039,584       2,754,947
            Advertising                                               287,392          161,344         908,020         647,034
            Federal deposit insurance premiums                        353,864          318,693       1,038,866         905,778
            Other                                                   1,684,359        1,325,993       4,519,021       3,724,878
                                                                  -----------      -----------     -----------     -----------
               TOTAL NONINTEREST EXPENSE                            7,041,318        6,747,451      21,129,549      19,098,302
                                                                  -----------      -----------      ----------      ----------

        EARNINGS BEFORE INCOME TAX EXPENSE AND CUMULATIVE
            EFFECT OF ACCOUNTING CHANGE                             4,360,879        4,268,260      13,054,944      12,482,015
        INCOME TAX EXPENSE                                          1,868,577        1,844,356       5,450,101       5,136,787
                                                                  -----------      -----------     -----------     -----------
        EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
            CHANGE                                                  2,492,302        2,423,904       7,604,843       7,345,228
        CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                                         125,000
                                                                 ------------     ------------     -----------      ----------

        NET EARNINGS                                               $2,492,302       $2,423,904      $7,604,843      $7,470,228
                                                                    =========        =========       =========       =========

        NET EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS             $2,283,550       $2,181,941      $6,978,586      $6,744,339
                                                                    =========        =========       =========       =========

        EARNINGS PER COMMON SHARE:

            BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE               $0.60            $0.60           $1.86           $1.83
            CUMULATIVE EFFECT OF ACCOUNTING CHANGE                       0.00             0.00            0.00            0.03
                                                                         ----             ----            ----            ----
            NET EARNINGS                                                $0.60            $0.60           $1.86           $1.86
                                                                         ====             ====            ====            ====

        AVERAGE COMMON AND COMMON EQUIVALENT SHARES                 3,779,970        3,644,177       3,748,682       3,623,773
                                                                    =========        =========       ==========      =========


                 See Notes to Consolidated Financial Statements

                      INVESTORS BANK CORP. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)

                                                                                    September 30,                December 31,
                                                                                        1994                         1993
                                                                                   --------------               --------------
            ASSETS

                Cash and cash equivalents                                              $20,328,079                  $58,314,515
                Investment securities                                                   26,954,348                   27,778,989
                Mortgage loans held for sale                                            21,976,565                   88,351,696
                Mortgage loans                                                         833,774,781                  698,895,887
                Consumer loans                                                         113,287,541                   91,124,400
                Federal Home Loan Bank stock                                            18,250,000                   16,250,000
                Capitalized servicing rights                                             3,993,381                    4,425,281
                Office properties and equipment                                         15,961,703                   15,731,333
                Accrued interest receivable                                              4,956,436                    3,653,453
                Foreclosed real estate                                                   2,390,219                    6,674,799
                Other assets                                                             7,567,660                    5,884,713
                                                                                     -------------               --------------

            TOTAL ASSETS                                                            $1,069,440,713               $1,017,085,066
                                                                                     =============                =============

            LIABILITIES AND STOCKHOLDERS' EQUITY

            LIABILITIES:
                Deposits                                                               612,849,574                  603,412,708
                Notes payable                                                          365,000,000                  325,000,000
                Advances and loan payments from borrowers held under                     7,741,745                    8,409,797
                   escrow
                Income taxes payable                                                     1,225,767                      549,263
                Subordinated debt                                                       23,391,000                   25,800,000
                Other liabilities                                                        5,144,629                    6,760,035
                                                                                     -------------                -------------

                   TOTAL LIABILITIES                                                 1,015,352,715                  969,931,803
                                                                                     -------------                -------------

            STOCKHOLDERS' EQUITY:
                Preferred stock                                                              3,036                        3,036
                Common stock                                                                35,043                       33,255
                Additional paid-in capital                                              20,722,264                   19,111,504
                Unamortized restricted stock                                            (1,035,076)                    (675,808)
                Retained earnings                                                       34,362,731                   28,681,276
                                                                                     -------------                -------------

                   TOTAL STOCKHOLDERS' EQUITY                                           54,087,998                   47,153,263
                                                                                     -------------                -------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $1,069,440,713               $1,017,085,066
                                                                                     =============                =============




                 See Notes to Consolidated Financial Statements

                      INVESTORS BANK CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                               Nine months ended September 30
                                                                                             ----------------------------------
                                                                                                 1994                   1993
                                                                                              ----------             ----------
            CASH FLOWS FROM OPERATING ACTIVITIES:
            Net earnings                                                                       $7,604,843             $7,470,228
            Adjustments to reconcile net earnings to net cash provided (used)
                by operating activities:
                Depreciation and amortization                                                   1,522,420              2,574,803
                Amortization of deferred loan fees and discounts                               (1,214,915)            (1,295,403)
                Gain on sales of loan servicing rights                                         (5,978,140)            (2,278,559)
                Proceeds from sales of loan servicing rights                                    7,893,153              3,250,899
                Gain on sales of mortgage loans                                                (2,754,539)            (6,546,946)
                Provision for loan and real estate losses                                         402,166                562,823
                Deferred (prepaid) income taxes                                                 2,417,942                (76,782)
                Change in:
                   Capitalized servicing rights                                                (2,058,542)            (1,693,410)
                   Accrued interest receivable                                                 (1,302,983)              (442,231)
                   Interest payable on deposit accounts                                         1,014,757                318,045
                   Mortgage loans held for sale                                                69,129,670            (34,058,285)
                   Other, net                                                                  (4,835,560)            (1,560,837)
                                                                                            -------------          -------------
                   NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                            71,840,272            (33,775,655)

            CASH FLOWS FROM INVESTING ACTIVITIES:
                Net increase in loans                                                        (156,780,742)          (114,572,103)
                Purchase of investment securities                                              (3,915,358)            (8,943,484)
                Maturities of investment securities                                             4,740,000              5,825,000
                Purchase of FHLB stock                                                         (2,000,000)            (2,071,800)
                Sale of foreclosed real estate                                                  4,836,036              4,510,799
                Increase in office properties and equipment                                    (1,177,361)            (1,882,755)
                                                                                            -------------          --------------
                   NET CASH USED BY INVESTING ACTIVITIES                                     (154,297,425)          (117,134,343)

            CASH FLOWS FROM FINANCING ACTIVITIES:
                Net increase in deposits                                                        8,422,109             61,257,290
                Proceeds from FHLB advances                                                   245,000,000            322,000,000
                Repayment of FHLB advances                                                   (205,000,000)          (252,000,000)
                Redemption of subordinated capital notes                                       (2,409,000)
                Net proceeds from common stock transactions                                     1,049,048                105,863
                Dividends on preferred stock                                                     (626,257)              (725,889)
                Dividends on common stock                                                      (1,297,131)              (926,791)
                Net increase (decrease) in advances and loan payments from                       (668,052)            10,508,839
                   borrowers held under escrow                                               ------------            -----------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES                                   44,470,717            140,219,312
                                                                                             ------------            -----------

            NET DECREASE IN CASH AND CASH EQUIVALENTS                                         (37,986,436)           (10,690,686)

            CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   58,314,515             40,179,006
                                                                                             ------------           ------------

            CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        $20,328,079            $29,488,320
                                                                                               ==========             ==========

            SUPPLEMENTAL DISCLOSURES:
                Cash paid during the year for:
                   Interest                                                                   $26,437,600            $23,580,965
                   Income taxes                                                                 4,047,000              5,585,000

                Noncash transfer of loans to foreclosed real estate                               619,822              1,668,724



                See Notes to Consolidated Financial Statements.

                              INVESTORS BANK CORP.
                                 AND SUBSIDIARY


                   Notes to Consolidated Financial Statements
                                  (Unaudited)


Note 1. Basis of Presentation

    The consolidated financial statements include the accounts of Investors Bank Corp., a Delaware corporation (the Company) and its wholly owned subsidiary Investors Savings Bank, F.S.B. (the Bank), a federally chartered savings bank with deposits insured by the Federal Deposit Insurance Corporation (FDIC) through the Savings Association Insurance Fund. The statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and changes in cash flows. The data presented herein is unaudited, but in the opinion of management of the Company, includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiary and the results of their operations and cash flows. The Company believes such presentation of the financial position is adequate to make the information presented not misleading. Results for the interim periods are not necessarily indicative of results for the entire year.

Note 2. Merger Agreement

    On August 21, 1994, the Company, Firstar Corporation ("Firstar") and Firstar Corporation of Minnesota ("Firstar Minnesota") entered into an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the Company will be merged (the "Merger") with and into Firstar Minnesota. Pursuant to the Merger, each outstanding share of Common Stock of the Company would become .8676 shares of Firstar Common Stock and each outstanding share of the Company's Cumulative Perpetual Preferred Stock, Series 1991 would become the right to receive $27.50 (plus accumulated and unpaid dividends) in cash (subject to dissenters' rights). The Company's outstanding warrants and options to purchase shares of the Company Common Stock would become warrants and options to purchase an equivalent .8676 shares of Firstar Common Stock. The Agreement also calls for the merger of the Bank with and into Firstar Bank Minnesota, N.A., on the date of, and immediately after the Merger becomes effective. The Merger is intended to be accounted for as a pooling of interests.

    The Merger is subject to a number of conditions including regulatory approval. The Agreement requires the Company to use its best efforts to repurchase shares of the Company Common Stock to be held in treasury for issuance upon exercise of outstanding options and warrants to the extent such repurchases do not exceed $2,000,000. Subsequent to the Agreement it was determined such a repurchase plan would violate a covenant in the Company's 9.25% Subordinated Notes. Presently the Company is attempting to obtain consent of the holders of at least a majority in principal amount of the outstanding Notes to waive the covenant. The approval and announcement of the Merger is exempt from the provisions of the Company Shareholder Rights Plan. To make this clear, the Company has amended its Shareholder Rights Agreement.

    A special meeting of the Company's stockholders will be called to vote on the Merger. All of the executive officers and directors of the Company have entered into agreements that require them to vote for the Merger. The Company may terminate the Agreement if the trading price of Firstar Common Stock during the ten trading days ending three days before the special stockholders' meeting to approve the Merger is below $29 per share and at least 12.5% below an index composed of certain commercial banks.

Note 3. Investment Securities

    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994. Under SFAS No. 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities available for sale include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, the need to increase regulatory capital, or similar factors. The Company has the ability and intent to hold its securities to maturity. Accordingly, there are no securities held in a trading account or available for sale and the adoption of SFAS No. 115 had no impact on the Company's consolidated financial statements as of January 1, 1994.

Note 4. Impaired Loans

    The Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as of January 1, 1994. SFAS No. 114 specifies how reserves for losses related to "impaired" loans should be measured. A loan is considered impaired if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is impaired, the Company will measure the amount of impairment based on the present value of expected future cash flows, the loan's observable market price or the fair value of any collateral. If foreclosure is probable, the Company shall measure impairment based on the fair value of the collateral. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment. The adoption of SFAS No. 114 had no effect on the consolidated financial statements as of January 1, 1994.

Note 5. Reserves for Loan Losses

    Included in mortgage loans are reserves for losses of $2,812,554 and $2,414,254 at September 30, 1994 and December 31, 1993, respectively. Included in consumer loans are reserves for losses of $536,884 and $566,332 at September 30, 1994 and December 31, 1993.

                                                                      APPENDIX A

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW


    Section 262. APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or
  (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

        b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

        c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

       (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2)  If the merger or consolidation was approved pursuant to Section
       228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX B









                      AGREEMENT AND PLAN OF REORGANIZATION



                                     AMONG



                              FIRSTAR CORPORATION,



                        FIRSTAR CORPORATION OF MINNESOTA



                                      AND



                              INVESTORS BANK CORP.

                               TABLE OF CONTENTS

                                                                                                        PAGE
ARTICLE I
THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-1
         1.01.       The Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-1
         1.02.       Effective Time of the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . .  B-2
         1.03.       Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-2
         1.04.       Form of Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-2
         1.05.       Bank Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-3

ARTICLE II
EFFECT OF THE MERGER ON INVESTORS CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-3
         2.01.       Effect on Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-3
         2.02.       Effect on Options to Purchase Investors Common Stock   . . . . . . . . . . . . . .  B-4
         2.03.       Effect on Warrants to Purchase Investors Common Stock  . . . . . . . . . . . . . .  B-4
         2.04.       Effect on Investors Restricted Stock   . . . . . . . . . . . . . . . . . . . . . .  B-4
         2.05.       Adjustment to Exchange Ratio   . . . . . . . . . . . . . . . . . . . . . . . . . .  B-5

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-5
         3.01.       Organization, Standing and Power   . . . . . . . . . . . . . . . . . . . . . . . .  B-5
         3.02.       Investors Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-6
         3.03.       Capital Structure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-7
         3.04.       Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-8
         3.05.       Investors Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . .  B-9
         3.06.       Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-11
         3.07.       Authorizations; Compliance with Applicable Laws  . . . . . . . . . . . . . . . . . B-11
         3.08.       Litigation and Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-13
         3.09.       Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-13
         3.10.       Certain Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-14
         3.11.       Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-15
         3.12.       Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-16
         3.13.       Conduct of Investors to Date   . . . . . . . . . . . . . . . . . . . . . . . . . . B-16
         3.14.       Properties, Leases and Other Agreements  . . . . . . . . . . . . . . . . . . . . . B-18
         3.15.       Opinion of Financial Advisor   . . . . . . . . . . . . . . . . . . . . . . . . . . B-18
         3.16.       Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-18
         3.17.       Accounting and Tax Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . B-18
         3.18.       Dissenters' Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-19
         3.19.       Affiliates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-19
         3.20.       Affiliate Transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-19
         3.21.       Interest Rate Risk Management Instruments  . . . . . . . . . . . . . . . . . . . . B-19
         3.22.       Regulatory Impediments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-20
         3.23.       Amendments to Employment and Severance Agreements; Noncompetition Agreements . . . B-20

         3.24.       Full Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-20
         3.25.       No Discussions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-20

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FIRSTAR AND SUB . . . . . . . . . . . . . . . . . . . . . . . . . . . B-20
         4.01.       Organization, Standing and Power   . . . . . . . . . . . . . . . . . . . . . . . . B-20
         4.02.       Firstar Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-21
         4.03.       Capital Structure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-21
         4.04.       Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-22
         4.05.       Firstar Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . B-23
         4.06.       Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-23
         4.07.       Authorizations; Compliance with Applicable Laws  . . . . . . . . . . . . . . . . . B-23
         4.08.       Litigation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-24
         4.09.       Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-24
         4.10.       Certain Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-24
         4.11.       Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-25
         4.12.       Absence of Certain Changes or Events   . . . . . . . . . . . . . . . . . . . . . . B-25
         4.13.       Properties, Leases and Other Agreements  . . . . . . . . . . . . . . . . . . . . . B-25
         4.14.       Accounting and Tax Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . B-26
         4.15.       Regulatory Impediments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-26

ARTICLE V
COVENANTS OF INVESTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-26
         5.01.       Affirmative Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-26
         5.02.       Negative Covenants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-27
         5.03.       Letter of Investors' Accountants   . . . . . . . . . . . . . . . . . . . . . . . . B-31
         5.04.       Access and Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-31
         5.05.       Update Disclosure; Breaches  . . . . . . . . . . . . . . . . . . . . . . . . . . . B-32
         5.06.       Affiliates; Accounting and Tax Treatment; Stock Repurchases  . . . . . . . . . . . B-32
         5.07.       Dissent Process  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-33
         5.08.       Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-33
         5.09.       Delivery of Stockholder List   . . . . . . . . . . . . . . . . . . . . . . . . . . B-33
         5.10.       Audited Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . B-33
         5.11.       Bank-Level Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-33
         5.12.       Sale of Investment Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . B-34
         5.13.       Accounting Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-34
         5.14.       Servicing Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-34
         5.15.       Stockholder Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-34
         5.16.       Acquisitions of Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . B-34
         5.17.       Debt Redemption  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-35
         5.18.       Investors Warrants Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . B-35

ARTICLE VI
COVENANTS OF FIRSTAR AND SUB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-35
         6.01.       Affirmative Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-35

         6.02.       Negative Covenants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-35
         6.03.       Firstar Rights Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.04.       Breaches   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.05.       Stock Exchange Listing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.06.       Firstar Bank Board   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.07.       Supplemental Warrant Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.08        Supplemental Indenture   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-36
         6.09.       Accounting and Tax Treatment   . . . . . . . . . . . . . . . . . . . . . . . . . . B-37
         6.10.       Bank Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-37
         6.11.       Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-37

ARTICLE VII
ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-37
         7.01.       Filings and Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-37
         7.02.       Registration Statement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-38
         7.03.       Indemnification and Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . B-39
         7.04.       Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-41
         7.05.       Brokers or Finders   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-41
         7.06.       Additional Agreements; Reasonable Efforts  . . . . . . . . . . . . . . . . . . . . B-41
         7.07.       Environmental Audits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-42
         7.08.       Firstar Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-42

ARTICLE VIII
CONDITIONS PRECEDENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-43
         8.01.       Conditions to Each Party's Obligation to Effect the Merger   . . . . . . . . . . . B-43
         8.02.       Conditions of Obligations of Firstar and Sub   . . . . . . . . . . . . . . . . . . B-44
         8.03.       Conditions of Obligations of Investors   . . . . . . . . . . . . . . . . . . . . . B-46

ARTICLE IX
INDUCEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-48
         9.01.       Inducement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-48

ARTICLE X
TERMINATION AND AMENDMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-50
         10.01.      Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-50
         10.02.      Investigation and Review   . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-53
         10.03.      Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-54
         10.04.      Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-54
         10.05.      Extension; Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-54

ARTICLE XI
GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-54
         11.01.      Nonsurvival of Representations, Warranties and Agreements  . . . . . . . . . . . . B-54
         11.02.      Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-55
         11.03.      Interpretation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-56

         11.04.      Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-56
         11.05.      Entire Agreement; No Third Party Beneficiaries; Rights of Ownership  . . . . . . . B-56
         11.06.      Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-56
         11.07.      Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-56
         11.08.      Assignment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-56
         11.09.      Knowledge of the Parties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-57


EXHIBIT A       Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-58
EXHIBIT B       Bank Merger Agreement [not included in Appendix]
EXHIBIT 5.06    Affiliate Letter [not included in Appendix]
EXHIBIT 7.07    Certain Properties [not included in Appendix]
EXHIBIT 10.01   Index Group   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-67

                             INDEX OF DEFINED TERMS

                                                                                                   SECTION
                                                                                                   -------
Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.19
Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Articles of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.02
Audited Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.07
Bank Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Bank Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.11(a)
BHC Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
Certificate of Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.02
Claim . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.03(a)
Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.03
Closing Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.03
Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.09(a)
Competing Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5.02(f)
Comptroller . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.03
Conversion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.04
DGCL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.01
EDP Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.10
Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.02
Environmental Audits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.07
Environmental Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(b)
Environmental Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.07
ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.11(a)
Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
Exchange Ratio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01(a)
Excused Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10.01(a)(ix)
Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5.08(b)
FDI Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
FDIC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.02
Federal Reserve Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.03
FHLB Borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.13
Final Index Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(b)(iv)
Final Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(b)(iii)
Firstar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Firstar Average Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(a)(vi)(1)
Firstar Bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Firstar Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.11
Firstar Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.02
Firstar Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01(a)
Firstar Disclosure Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.02

                                                                                                   SECTION
                                                                                                   -------
Firstar Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.05
Firstar Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.01
Firstar Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.07
Firstar Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.06
Firstar Restricted Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.04
Firstar Right . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01(a)
Firstar Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01(a)
Firstar Stock Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.02
Firstar Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.02
Firstar Warrant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.03
Governmental Entity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
HOLA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
HSR Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
Indemnified Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.03(a)
Indemnified Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.03(a)
Index Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(b)(i)
Initial Index Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(b)(ii)
Injunction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8.01(d)
Investors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Investors Authorized Preferred  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03
Investors Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.05(b)
Investors Bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Investors Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.11(a)
Investors Certificate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.01
Investors Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01
Investors Disclosure Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.02
Investors Environmental Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(b)
Investors Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.05(a)
Investors Interested Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(b)
Investors Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.01
Investors Option Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(a)
Investors Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2.01
Investors Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(b)
Investors Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.06
Investors Restricted Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Restricted Stock Award Agreements . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(d)
Investors Rights Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(g)
Investors Stock Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Stock Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors 1993 Stock Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.02

                                                                                                   SECTION
                                                                                                   -------
Investors Warrant Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
Investors Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(b)
IRS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.09(a)
Latest Statement Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.05(a)
Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(a)
MBCA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.01
Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.02(a)
Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Merger Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
NYSE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6.05
OTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.03
Person  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.01(c)
Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Proceeding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.08
Prospectus/Proxy Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.02(a)
REO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.05(c)
Representatives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5.02(f)
S-4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7.02(a)
SAIF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.02
Securities Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
SLHC Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.01
Sub . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       Page B-1
Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.01
Superior Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5.02(f)
Supplemental Warrant Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6.07
tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.09(a)
Ten-Day Calculation Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10.01(b)(v)
Termination Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.01
Toxic Substances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.07(b)
Transaction Proposal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.01(c)
Trigger Event . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.01(b)
Violation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.04
Voting Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3.03(d)
WBCL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4.02

                      AGREEMENT AND PLAN OF REORGANIZATION

         AGREEMENT AND PLAN OF REORGANIZATION, dated as of August 21, 1994 ("Agreement"), among FIRSTAR CORPORATION, a Wisconsin corporation ("Firstar"), FIRSTAR CORPORATION OF MINNESOTA, a Minnesota corporation and a wholly-owned subsidiary of Firstar ("Sub"), and INVESTORS BANK CORP., a Delaware corporation ("Investors").

         WHEREAS, the respective Boards of Directors of Firstar, Sub and Investors have approved the merger of Investors with and into Sub (the "Merger") in accordance with the terms and conditions hereof and of the Plan of Merger in the form attached hereto as Exhibit A executed concurrently herewith between Sub and Investors, and joined in by Firstar for certain limited purposes (the "Plan of Merger");

         WHEREAS, Investors owns all of the issued and outstanding capital stock of Investors Savings Bank, F.S.B. ("Investors Bank") and Sub owns all of the issued and outstanding capital stock of Firstar Bank of Minnesota, N.A. ("Firstar Bank"); and the parties hereto have agreed to cause Investors Bank and Firstar Bank to execute an Agreement of Merger substantially to the effect of Exhibit B (the "Bank Merger Agreement"), whereby Investors Bank will be merged into Firstar Bank (the "Bank Merger") immediately after the Effective Time (as defined in Section 1.02 hereof);

         WHEREAS, the respective Boards of Directors of Firstar, Sub and Investors believe that such proposed Merger, the exchange of shares of Firstar Common Stock (as defined in Section 2.01(a) hereof) for shares of Investors Common Stock (as defined in Section 2.01 hereof) and the payment of cash for shares of Investors Preferred Stock (as defined in Section 2.01 hereof), pursuant and subject to the terms of this Agreement and the Plan of Merger (collectively, the "Merger Agreements"), is desirable and in the best interests of their respective corporations and stockholders; and

         WHEREAS, Firstar, Sub and Investors desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

         1.01. The Merger. Subject to the terms and conditions of this Agreement, Firstar, Sub and Investors agree to effect the Merger of Investors with and into Sub in accordance with the Minnesota Business Corporation Act (the "MBCA") and the Delaware General Corporation Law (the "DGCL").

         1.02. Effective Time of the Merger. Subject to the provisions of the Merger Agreements, (a) articles of merger (the "Articles of Merger") shall be duly prepared and executed by Sub and Investors and thereafter delivered to the Secretary of State of the State of Minnesota for filing, as provided in the MBCA, on the Closing Date (as defined in Section 1.03) and (b) a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by Sub and Investors and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and the Certificate of Merger with the Secretary of State of the State of Delaware or at such time on the Closing Date as is provided in the Articles of Merger and the Certificate of Merger (the "Effective Time").

         1.03. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date (the "Closing Date") to be specified by the parties, which shall be no later than the fifth business day after the latest to occur of (i) receipt of all necessary regulatory approvals of the Merger, the Bank Merger and, if desired by Firstar, the Conversion (as defined in Section 1.04) from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision of the Department of the Treasury (the "OTS") and the United States Comptroller of the Currency (the "Comptroller") and the expiration of any waiting periods imposed by law and
(ii) the date on which the stockholders of Investors approve the Merger. The Closing will take place at the offices of Firstar, unless another place is agreed to in writing by the parties hereto. Notwithstanding the foregoing, if the Closing does not take place on the date referred to in the first sentence of this Section because any condition to the obligations of Firstar and Sub, on the one hand, or Investors, on the other hand, under this Agreement is not met on that date, the other party may postpone the Closing from time to time to any designated subsequent business day not more than ten business days after the original or postponed date on which the Closing was to occur by delivering notice of such postponement on the date the Closing was to occur.

         1.04. Form of Transaction. Firstar at its reasonable discretion may restructure the Merger and/or the Bank Merger provided that, as a result of such change, there is no (a) effect upon the consideration to be delivered pursuant to Article II or change in the tax treatment to the recipients of Firstar Common Stock to be delivered in the Merger, the holders of options or warrants to purchase shares of Investors or any other holder of a security of Investors, or change in the accounting treatment of the transactions contemplated hereby as a pooling-of-interests, (b) increase in the obligations of Investors or any Investors Subsidiary pursuant to this Agreement, except for the obligations set forth in Section 7.01 and Section 7.06 of this Agreement, or (c) decrease in the obligations of Firstar to Investors, any Investors Subsidiary or any officer, director, employee, representative or agent of any of them set forth in this Agreement. Such restructuring may include (i) changing the Firstar Subsidiaries (as defined in Section 4.02) that are parties to the Merger and/or the Bank Merger and/or the party surviving either of such transactions and/or (ii) converting Investors Bank to a national banking association (the "Conversion") immediately after the Effective Time and prior to merging the resulting bank into Firstar Bank. At the request of Firstar, the parties each will take or perform any necessary or advisable steps to restructure the transaction. In the event the merger between Firstar Bank





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and Investors Bank is restructured as provided in this Section 1.04, references in this Agreement to the Bank Merger shall be deemed to include references to the restructured transaction and references to the Bank Merger Agreement shall be deemed to include references to the documents effecting the restructured transaction.

         1.05. Bank Merger. Firstar and Sub agree to cause Firstar Bank and Investors agrees to cause Investors Bank to execute the Bank Merger Agreement within ten days from the date hereof, and Sub, as the sole shareholder of Firstar Bank, and Investors, as the sole shareholder of Investors Bank, agree to consent to the Bank Merger.

                                   ARTICLE II
                EFFECT OF THE MERGER ON INVESTORS CAPITAL STOCK

         2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Investors' common stock, $.01 par value ("Investors Common Stock"), or Investors' Cumulative Perpetual Preferred Stock, Series 1991, $.01 par value ("Investors Preferred Stock"), but subject to the provisions of Section 262 of the DGCL with respect to the rights of dissenting holders of Investors Preferred Stock:

         (a) Conversion of Investors Common Stock. Subject to adjustment pursuant to Section 2.01(e) and Section 2.05, each then issued and outstanding share of Investors Common Stock shall be converted into the right to receive
0.8676 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, $1.25 par value, of Firstar ("Firstar Common Stock"), including with each such share one-half of one Firstar Preferred Share Purchase Right ("Firstar Right") issued pursuant to the Rights Agreement dated as of January 20, 1989, between Firstar and Firstar Trust Company, as Rights Agent (the "Firstar Rights Agreement"). Prior to the Distribution Date (as defined in the Firstar Rights Agreement), all references in this Agreement to the Firstar Common Stock to be received pursuant to the Merger shall be deemed to include the Firstar Rights.

         (b) Conversion of Investors Preferred Stock. Each then issued and outstanding share of Investors Preferred Stock shall be converted into the right to receive $27.50 plus accumulated and unpaid dividends on such shares of Investors Preferred Stock to the Effective Time, payable in cash.

         (c) Stock Held by Investors. Each then issued and outstanding share of Investors Common Stock or Investors Preferred Stock owned by Investors or any direct or indirect subsidiary of Investors (other than shares held in a fiduciary capacity) and each share of Investors Common Stock or Investors Preferred Stock issued and held in Investors' treasury will be cancelled and retired.

         (d) Cancellation of Shares. All shares of Investors Common Stock and Investors Preferred Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with





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respect thereto, except the right to receive the shares of Firstar Common Stock or cash, as the case may be, to be issued in consideration therefor upon the surrender of such certificate in accordance with the Plan of Merger, without interest.

         (e) Adjustment. If prior to the Effective Time Firstar shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine its shares of Firstar Common Stock or declare a dividend or make a distribution on Firstar Common Stock of any security convertible into Firstar Common Stock or exercisable to purchase Firstar Common Stock (including, without limitation, distribution of any Firstar Rights after a Distribution Date), appropriate adjustment or adjustments will be made in the Exchange Ratio.

         2.02. Effect on Options to Purchase Investors Common Stock. Each Investors Stock Option (as defined in Section 3.03(b)) which is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, become and represent an option (a "Firstar Stock Option") to purchase, for the aggregate price payable by such option holder on exercise of the Investors Stock Option, the number of shares of Firstar Common Stock which he or she would have received pursuant to the Merger if such option had been exercised in full immediately prior to the Effective Time. Firstar shall pay cash to holders of Investors Stock Options in lieu of issuing fractional shares of Firstar Common Stock upon exercise of a Firstar Stock Option. After the Effective Time, each Firstar Stock Option shall be exercisable on the same terms and conditions as were applicable under the Investors Stock Option as of the Effective Time.

         2.03. Effect on Warrants to Purchase Investors Common Stock. Each Investors Warrant (as defined in Section 3.03(b)) which is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and pursuant to the Supplemental Warrant Agreement (as defined in Section 6.07) and without any action on the part of the holder thereof, become and represent a warrant (a "Firstar Warrant") to acquire, on the same terms and conditions as were applicable under such Investors Warrant, the same number of shares of Firstar Common Stock as the holder of such Investors Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such warrant in full immediately prior to the Effective Time, at a price per share equal to (x) the aggregate purchase price under the Investors Warrant for the shares of Investors Common Stock otherwise purchasable pursuant to such Investors Warrant immediately prior to the Effective Time divided by (y) the number of full shares of Firstar Common Stock deemed purchasable pursuant to such Warrant. Firstar shall pay cash to holders of Investors Warrants in lieu of issuing fractional shares of Firstar Common Stock upon exercise of a Firstar Warrant. After the Effective Time, each Firstar Warrant shall be exercisable on the same terms and conditions as were applicable under the Investors Warrant as of the Effective Time.

         2.04. Effect on Investors Restricted Stock. Each share of Investors Restricted Stock (as defined in Section 3.03(b)) which is not fully vested at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, become and represent the right to receive a number of shares of Firstar Common Stock (not to exceed the Exchange Ratio) with a value as of the Effective Time equal to the "fair value" of such Investors





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Restricted Stock as determined by an independent third party expert selected by
Inventors taking into account the terms and conditions (other than any rights to a tax offset bonus), including vesting schedule, as were applicable under the Investors Restricted Stock Award Agreement (as defined in Section 3.03(b)) as of the Effective Time, and Firstar shall, as of the Effective Time, issue the appropriate number of shares of Firstar Common Stock (decreased to the nearest full share) to each holder of Investors Restricted Stock. Notwithstanding the foregoing, if treatment in accordance with this sentence does not prevent the delivery of the opinions contemplated by Section 8.02(d), then each share of Investors Restricted Stock under agreements dated January 4, 1994 which is not fully vested at the Effective Time shall not be converted as provided in the preceding sentence, but instead shall, by virtue of the Merger and without any action on the holder thereof, become and represent the number of shares of Firstar Common Stock ("Firstar Restricted Stock") determined by multiplying such share of Investors Restricted Stock by the Exchange Ratio, subject to the same terms and conditions, including vesting schedule, as were applicable under the Investors Restricted Award Agreement (as defined in Section 3.03(b)) as of the Effective Time.

         2.05. Adjustment to Exchange Ratio. If the Environmental Reports delivered pursuant to Section 7.07 indicate that any cleanup, removal, remedial action or other response is required and if the estimated costs of such remediation as set forth in the Environmental Reports and/or actual costs of such remediation are greater than $500,000, then, in addition to any other rights that Firstar may have pursuant to this Agreement, Firstar shall have the right to adjust the Exchange Ratio otherwise provided in Section 2.01(a) with the effect that the aggregate market value of Firstar Common Stock (based upon an assumed price per share of Firstar Common Stock of $32.125 otherwise to be delivered to the holders of Investors Common Stock as of the Effective Time (including any fractional shares) shall be reduced dollar-for-dollar by the total costs of remediation.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF INVESTORS

         Investors represents and warrants to Firstar and Sub as follows:

         3.01. Organization, Standing and Power. Investors is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not have a material adverse effect on the business, operations, prospects or financial condition of Investors and its Subsidiaries (as hereinafter defined), taken as a whole (an "Investors Material Adverse Effect"). Investors is qualified to do business and is in good standing in each other state or foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where the failure to be so qualified would have an Investors Material Adverse Effect. Investors is registered as a savings and loan holding company with the OTS under the Savings and Loan Holding Company Act, as amended (the "SLHC Act"). Investors has delivered to Firstar true, accurate and complete copies of the currently effective certificate of incorporation (the "Investors Certificate") and by-laws of





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Investors, including all amendments thereto.  As used in this Agreement, the word "Subsidiary" means any corporation or other organization, whether incorporated or unincorporated (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interest of which held by such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or
(ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

         3.02. Investors Subsidiaries. Except as set forth in the Investors Disclosure Letter (which is a letter delivered by Investors to Firstar and Sub on the date hereof, the receipt thereof having been acknowledged by Firstar and Sub executing a copy thereof, that identifies, as to each matter disclosed therein, the section of this Agreement to which the matter relates), Investors beneficially owns, directly or indirectly, all of the shares of the outstanding capital stock of each of the Subsidiaries listed on such letter (herein called collectively the "Investors Subsidiaries" or individually an "Investors Subsidiary"), which constitute Investors' sole Subsidiaries. No equity securities of any of the Investors Subsidiaries are or may become required to be issued by reason of any option, warrants, calls, rights or agreements of any character whatsoever; there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of any Investors Subsidiary; and there are no other contracts, commitments, understandings or arrangements by which any Investors Subsidiary is bound to issue additional shares of its capital stock or options, warrants, calls, rights or agreements to purchase or acquire any additional shares of its capital stock. Except as provided for under any applicable savings institution statute, all of the shares of capital stock of each of the Investors Subsidiaries owned by Investors are fully paid and nonassessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. Each Investors Subsidiary is a savings institution or a corporation, in each case duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except in the case of Investors Subsidiaries other than Investors Bank where the failure to have such power or authority would not have an Investors Material Adverse Effect. Investors Bank is a savings institution organized under the laws of the United States, and a member in good standing of the Federal Home Loan Bank of Des Moines. The deposits of Investors Bank are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.
Investors Bank is a qualified seller and servicer for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Investors has delivered to Firstar true, accurate and complete copies of the currently effective charter, certificate or articles of incorporation and by-laws of the Investors Subsidiaries, including all amendments thereto. Except as set forth in the Investors Disclosure Letter and except for securities held in its capacity as fiduciary, Investors does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization. There are no obligations, contingent or otherwise, of Investors or any Investors Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of any Investors Subsidiary or to provide funds (in the form of a loan,





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capital contribution or otherwise) to any Investors Subsidiary or to make an investment in any Investors Subsidiary or any other entity, other than pursuant to commercial loan arrangements and similar obligations arising in the ordinary course of the business of the Investors Subsidiaries.

         3.03. Capital Structure. (a) As of the date hereof, the authorized capital stock of Investors consists of 11,000,000 shares divided into 10,000,000 shares of Investors Common Stock and 1,000,000 shares of "Preferred Stock" (the "Investors Authorized Preferred").

         (b) As of the date hereof, (i) 3,500,604 shares of Investors Common Stock are issued and outstanding, including 64,778 shares of restricted stock (the "Investors Restricted Stock") issued pursuant to Restricted Stock Award Agreements dated December 31, 1992 or January 4, 1994 between Investors and certain of its employees (the "Investors Restricted Stock Award Agreements"), (ii) 242,041 shares of Investors Common Stock are reserved for issuance pursuant to Investors' Stock Option Plan (the "Investors Option Plan"), and options to purchase 242,041 shares of Investors Common Stock are outstanding under the Investors Option Plan, (iii) 322,000 shares of Investors Common Stock are reserved for issuance under the Investors 1993 Incentive Stock Plan (the "Investors 1993 Stock Plan" and, together with the Investors Option Plan, the "Investors Stock Plans"), and options to purchase 45,330 shares of Investors Common Stock are outstanding under the Investors 1993 Stock Plan (such options, together with options outstanding under the Investors Stock Option Plan, hereafter referred to as "Investors Stock Options"), (iv) 202,160 shares of Investors Common Stock are reserved for issuance pursuant to 303,240 outstanding warrants (the "Investors Warrants"), each of which represents the right to purchase 2/3 share of Investors Common Stock, issued under a Warrant Agreement dated October 15, 1991 (the "Investors Warrant Agreement"), and (v) no shares of Investors Common Stock are held in treasury. As of the date hereof, pursuant to the Investors Warrant Agreement, the price at which the Investors Warrants are exercisable is $11.0625 per share of Investors Common Stock, and the Investors Warrants expire on November 13, 1996. There is no adjustment in the Purchase Price (as defined in the Investors Warrant Agreement) that was not required to be made by virtue of Section 10(E) of the Investors Warrant Agreement, but which is required to be carried forward and taken into account in any subsequent adjustment. The Merger will have the effect on Investors Stock Options and Investors Warrants described in Section
2.02 and Section 2.03, respectively. The Investors Disclosure Letter sets forth the number of holders of record of Investors Warrants as of a recent date. The Investors Disclosure Letter identifies any rights that any holder of Investors Stock Options and/or Investors Restricted Stock has to a tax offset bonus under Section 8(b) of the Investors 1993 Stock Plan or otherwise.

         (c) As of the date hereof, (i) 303,640 shares of Investors Preferred Stock are issued and outstanding, (ii) a series of Investors Authorized Preferred, consisting of 500,000 shares designated as "Series A Junior Participating Preferred Stock," is authorized and reserved for issuance under the Investors Rights Agreement, as defined in Section 3.03(d), no shares of which have been issued, and (iii) no other shares of Investors Authorized Preferred are authorized or issued.

         (d) As of the date hereof, neither Investors nor any Subsidiary of Investors has issued and outstanding bonds, debentures, notes or other indebtedness having the right to vote (or





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
convertible into securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt"). All outstanding shares of Investors capital stock are validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive rights. As of the date of this Agreement, except pursuant to this Agreement, the Investors Stock Plans, the Investors Preferred Stock, the Investors Warrants, and the Rights Agreement dated as of May 7, 1991 between Investors and Norwest Bank Minnesota, N.A., as Rights Agent (the "Investors Rights Agreement"), there are no options, warrants, calls, rights, or agreements of any character whatsoever to which Investors or any Subsidiary of Investors is a party or by which it is bound obligating Investors or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of Investors or of any Subsidiary of Investors or obligating Investors or any Subsidiary of Investors to grant, extend or enter into any such option, warrant, call, right or agreement. Immediately after the Effective Time, there will be no option, warrant, call, right or agreement obligating Investors or any Subsidiary of Investors to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of Investors or any Subsidiary of Investors, or obligating Investors or any Subsidiary of Investors to grant, extend or enter into any such option, warrant, call, right or agreement.

         (e) Investors has not purchased, redeemed, canceled or otherwise acquired any of its capital stock or Voting Debt during the two years preceding the date hereof. Except as provided in this Agreement, there are no obligations, contingent or otherwise, of Investors or any Investors Subsidiary to repurchase, redeem or otherwise acquire any shares of Investors Common Stock, Investors Preferred Stock or Voting Debt.

         (f) As a result of the execution and delivery by Investors of the amendment, dated of even date herewith, to the Investors Rights Agreement (the "Investors Rights Amendment"), (i) Firstar will not become an "Acquiring Person" (as defined in the Investors Rights Amendment) by virtue of the announcement or consummation of the Merger and (ii) the Investors Rights Agreement will expire at the Effective Time.

         3.04. Authority. Investors has all requisite corporate power and authority to enter into this Agreement, the Plan of Merger and the Investors Rights Amendment and to consummate the transactions contemplated hereby and thereby, subject only to approval of this Agreement and the Plan of Merger by the stockholders of Investors. Investors Bank has all requisite corporate power and authority to enter into the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement, the Plan of Merger and the Investors Rights Amendment and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Investors (including unanimous approval by the Board of Directors of Investors), subject to such approval of this Agreement and the Plan of Merger by the stockholders of Investors. Such approval by the Board of Directors of Investors is all action necessary to insure that the restrictions set forth in Section 203 of the DGCL do not or will not apply to the transactions contemplated herein. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Investors Bank. This Agreement, the Plan of Merger





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and the Investors Rights Amendment have been duly executed and delivered by
Investors, and each constitutes a valid and binding obligation of Investors enforceable in accordance with its terms. Upon execution and delivery thereof by Investors Bank and Firstar Bank, the Bank Merger Agreement will have been duly executed and delivered by Investors Bank and will constitute a valid and binding obligation of Investors Bank enforceable in accordance with its terms. The execution and delivery of this Agreement, the Plan of Merger and the Investors Rights Amendment do not, and the execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or the loss of a material benefit under, or the creation of a material lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration loss or creation, a "Violation"), pursuant to any provision of (a) the Investors Certificate, the by-laws of Investors or the charter, certificate or articles of incorporation or by-laws of any Investors Subsidiary or (b) except (i) as set forth in the Investors Disclosure Letter or (ii) as contemplated by the next sentence hereof, any loan or credit agreement, note, mortgage, indenture, lease, Investors Benefit Plan (as defined in Section 3.11) or other agreement, obligation, instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Investors or any Subsidiary of Investors or their respective properties or assets which Violation pursuant to this clause (b) would have an Investors Material Adverse Effect. Other than in connection or in compliance with the provisions of the DGCL or the MBCA, the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or "blue sky" laws of the various states, and consents, authorizations, approvals, notices or exemptions required under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the SLHC Act, the Federal Deposit Insurance Act, as amended (the "FDI Act"), the Home Owners Loan Act, as amended (the "HOLA"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required on the part of Investors or any of the Investors Subsidiaries in connection with the execution and delivery of this Agreement, the Plan of Merger and the Bank Merger Agreement by Investors or Investors Bank, as the case may be, or the consummation by Investors or Investors Bank, as the case may be, of the transactions contemplated hereby and thereby, the failure to obtain which would have an Investors Material Adverse Effect.

         3.05. Investors Financial Statements. (a) The consolidated balance sheets of Investors as of December 31, 1993 and 1992 and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity for the three years in the period ended December 31, 1993 (the "Latest Statement Date"), accompanied by the unqualified opinion of KPMG Peat Marwick, copies of which have been furnished by Investors to Firstar; the unaudited consolidated balance sheet of Investors as of June 30, 1994 and the related consolidated statement of income, consolidated statement of changes in stockholders' equity and consolidated statements of cash flows for the six months then ended, in





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the form prepared for Investors' internal use, copies of which have been furnished by Investors to Firstar; and like financial information included in Forms 10-Q filed with the SEC subsequent to the Latest Statement Date (collectively, the "Investors Financial Statements"), have been prepared in accordance with generally accepted accounting principles as utilized in the Investors Financial Statements applied on a consistent basis (except as may be indicated therein or in the notes thereto), and present fairly the consolidated financial condition of Investors at the dates, and the consolidated results of operations, changes in stockholders' equity and cash flows for the periods, stated therein. In the case of interim fiscal periods, all adjustments, consisting only of normal recurring items, which management of Investors believes necessary for a fair presentation of such financial information, have been made, subject to year-end audit adjustments, none of which could reasonably be expected to have a material adverse effect on the consolidated financial position or results of operations of Investors.

         (b) Except as and to the extent set forth on the consolidated balance sheet of Investors and its Subsidiaries as of December 31, 1993, or in the notes thereto (the "Investors Balance Sheet"), neither Investors nor any Investors Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business since the Latest Statement Date that would not, individually or in the aggregate, have an Investors Material Adverse Effect or (ii) as otherwise reflected in the Investors Reports filed prior to the date of this Agreement. Except as disclosed in the Investors Disclosure Letter, neither Investors nor any Investors Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are not required to be reflected on a balance sheet, or in the notes thereto, except for liabilities or obligations that do not, individually or in the aggregate, have an Investors Material Adverse Effect.

         (c) Without limitation to the foregoing, Investors' consolidated reserve for losses on loans included in the Investors Financial Statements as of June 30, 1994 was $3,198,338, representing .36% of total consolidated loans held in portfolio, and Investors' consolidated reserve for losses on real estate was $120,043, representing 2.27% of total consolidated real estate owned as a result of foreclosure ("REO") reflected on such statements. The aggregate amount of such reserve for losses on loans and reserve for losses on REO was adequate to absorb reasonably expectable losses in the loan and REO portfolios of Investors and Investors Bank. To the knowledge of Investors, there are no facts which would cause it to increase the level of such reserve for losses on loans and REO. The loan portfolio and REO portfolio of Investors Bank as of June 30, 1994 in excess of such reserves is, to the best knowledge and belief of the executive officers of Investors and Investors Bank after due inquiry as to potential losses, and based on past loan loss experience, fully realizable on REO and fully collectible in accordance with the terms of the documentation relating to the loans in such portfolio. The documentation relating to loans made by Investors Bank and relating to all security interests, mortgages and other liens with respect to all collateral for such loans, taken as a whole, is adequate for the enforcement of the material terms of such loans and of the related security interests, mortgages and other liens. The terms of such loans and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including





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without limitation laws, rules and regulations relating to the extension of credit). Except as set forth in the Investors Disclosure Letter, (A) as of June 30, 1994, there are no loans, leases, other extensions of credit or commitments to extend credit of Investors Bank that have been or, to Investors' knowledge, should have been classified by Investors Bank as nonaccrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification and (B) no material information with respect to the loan portfolios of Investors Bank has been withheld from Firstar. Not later than three days after the date hereof, Investors will have provided Firstar with access to true, correct and complete in all material respects written information concerning the loan portfolios of Investors Bank.

         3.06. Reports. Since January 1, 1991, Investors and the Investors Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the OTS, (iii) the FDIC, and
(iv) any other applicable federal or state securities, or savings institution authorities (all such reports and statements are collectively referred to herein as the "Investors Reports"). As of their respective dates, the Investors Reports filed prior to the date hereof complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed (including, to the extent applicable, Rule 10b-5 promulgated under the Exchange Act) and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

         3.07. Authorizations; Compliance with Applicable Laws. (a) Investors and its Subsidiaries hold all authorizations, permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operations of the businesses of Investors and the Investors Subsidiaries (the "Investors Permits"), including appropriate authorizations from the OTS. Investors and the Investors Subsidiaries are in compliance with the terms of the Investors Permits, except where the failure so to comply could not reasonably be expected to have an Investors Material Adverse Effect.
Except as disclosed in the Investors Reports filed prior to the date of this Agreement or in the Investors Disclosure Letter, the businesses of Investors and the Investors Subsidiaries are not being, and have not been, conducted in violation of any domestic (federal, state or local) or foreign law, statute, ordinance or regulation of any Governmental Entity (collectively "Laws"), except for possible violations which individually or in the aggregate do not and, insofar as reasonably can be foreseen, in the future will not, have an Investors Material Adverse Effect. Except (i) as set forth in the Investors Disclosure Letter, (ii) for regular, periodic reviews and examinations by Governmental Entities, and (iii) for investigations or reviews by Governmental Entities other than savings institution regulatory authorities where the outcome thereof will not have an Investors Material Adverse Effect, as of the date hereof, no investigation or review by any Governmental Entity with respect to Investors, any of the Investors Subsidiaries or any Investors' Property (as defined below) is pending or, to the knowledge of Investors, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

         (b) The Investors Disclosure Letter identifies each parcel of real estate currently owned, leased or otherwise possessed or controlled by Investors or any Investors Subsidiary on





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the date of this Agreement, including, without limitation, REO and properties managed or controlled by Investors Bank in connection with its lending or fiduciary operations (collectively, the "Investors Property"), except that the Investors Disclosure Letter need not identify residential real estate owned as a result of foreclosures having an appraised value of less than $500,000. Except as set forth in the Investors Disclosure Letter, neither Investors nor any Investors Subsidiary nor any of the Investors Property owned or leased by them for use in the operation of their respective businesses is in violation of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used, including, without limitation, applicable environmental protection laws, rules and regulations (collectively, "Environmental Laws"), other than violations that, in the aggregate with any other conditions described in this Section 3.07(b), would not result in costs that would be material to Investors and the Investors Subsidiaries taken as a whole; and neither Investors nor any Investors Subsidiary has received any notice of any such violation, or the existence of any condemnation proceeding with respect to any Investors Property. Except as set forth in the Investors Disclosure Letter, no Toxic Substances (as defined below) have been deposited or disposed of in, on or under any Investors Property during the period in which Investors or any of the Investors Subsidiaries has owned, occupied, managed, controlled or operated such properties, except to the extent the same, in the aggregate with any other conditions described in this Section 3.07(b), would not result in costs that would be material to Investors and the Investors Subsidiaries taken as a whole. Except as set forth in the Investors Disclosure Letter, Investors has no knowledge (A) that prior owners, occupants or operators of all or any part of the Investors Property ever used such properties as a dump or gasoline service station, (B) that prior owners, occupants or operators of all or part of the Investors Property ever deposited or disposed of or allowed to be deposited or disposed of in, on or under such properties any Toxic Substances or (C) that any past, present or known future event, condition, circumstances, plans, errors or omissions have existed or occurred, are existing or occurring or are reasonably expected to exist or occur on or with respect to any Investors Property, or any other property as to which Investors or any Investors Subsidiary has held or currently holds ownership or indicia of ownership ("Investors Interested Property"), except as to the matters in clauses (B) and
(C) to the extent the same, in the aggregate with any other conditions described in this Section 3.07(b), would not result in costs that would be material to Investors and the Investors Subsidiaries taken as a whole. To the best knowledge of Investors, there are no conditions or circumstances in connection with the Investors Property that could reasonably be anticipated to
(i) cause any Investors Property to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Laws or (ii) materially reduce the value of any Investors Property. To the best knowledge of Investors and its Subsidiaries, neither Investors nor any Investors Subsidiary has been identified as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws. For purposes of this Agreement, (1) "Toxic Substances" shall mean petroleum or petroleum-based substance or waste, solid waste, PCBs, pesticides, herbicides, lead, radioactive materials, urea formaldehyde foam insulation, or substances defined as "hazardous substances" or "toxic substances" in any Environmental Laws; (2) materials will be considered to be deposited or disposed of in, on or under any real property if such materials have been stored, treated, recycled, used or accidentally or intentionally spilled, released, dumped, emitted or otherwise placed, deposited or disposed of, or used in any construction, in, on or under such property; and (3) costs of violations or conditions shall take into account, without limitation,





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
liabilities, damages, penalties, injunctive relief or removal, remediation or other costs under any applicable Environmental Law.

         3.08. Litigation and Claims. Except as disclosed in the Investors Reports filed prior to the date of this Agreement or in the Investors Disclosure Letter: (a) none of Investors, any of the Investors Subsidiaries or any Investors' Property is subject to any continuing order of, or written agreement or memorandum of understanding with any federal or state savings institution or insurance authority or other Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders of any savings institution regulatory authority, (b) there is no action, suit, litigation, proceeding or arbitration ("Proceeding") against or affecting Investors or any Subsidiary of Investors or, to the knowledge of Investors, any directors, officers, employees or agents of Investors or any Subsidiary of Investors (in their respective capacities as directors, officers, employees or agents) pending or, to the knowledge of Investors, threatened, which would, if adversely determined, have an Investors Material Adverse Effect or, to the knowledge of Investors, any basis therefor, and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to Investors or any Investors Subsidiary as a result of the examination by any savings institution regulatory authority.

         3.09. Taxes. Investors and each Investors Subsidiary has filed all tax returns required to be filed by them and has paid (or Investors has paid on its behalf), or has set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, except to the extent such nonpayment did not result in a liability material to Investors and its Subsidiaries taken as a whole, and the most recent Investors financial statements contained in the Investors Reports reflect an adequate reserve for all taxes payable by Investors and its Subsidiaries accrued through the date of such financial statements. The Investors Disclosure Letter sets forth, as of the date hereof, the following information with respect to Investors and each Subsidiary of Investors: (a) the most recent tax year for which the United States Internal Revenue Service ("IRS") has completed its examination of such corporation, (b) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved, (c) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension, and (d) whether there are any existing material disputes as to foreign, state, or local taxes. There are no liens for taxes upon the assets of Investors or of any Investors Subsidiary, except for statutory liens for taxes not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and, in either case, only if adequate reserves therefor have been established on Investors' books in accordance with generally accepted accounting principles. Except as disclosed in the Investors Disclosure Letter, neither Investors nor any Investors Subsidiary is a party to any action or proceeding by any governmental authority for assessment and collection of taxes, and no claim for assessment and collection of taxes has been asserted against any of them. For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, personal and real property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts. Investors and each Investors Subsidiary has withheld from its employees (and timely paid to the appropriate governmental agency) amounts which are proper and accurate in all material respects for all periods through the date hereof in material compliance with all tax withholding provisions of applicable federal, state, foreign and local laws (including without limitation income, social security and employment tax withholding for all types of compensation). Except as disclosed in the Investors Disclosure Letter, and except that prior to March 1984 Investors was part of the affiliated group for which Interregional Financial Group, Inc. was the parent, neither Investors nor any Investors Subsidiary has ever been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code")) filing consolidated federal income tax returns, other than the affiliated group of which Investors is the common parent. To the best knowledge of Investors, neither Investors nor any Investors Subsidiary has made any payments, or been a party to an agreement that under any circumstances could obligate it to make payments based upon the consummation of the transactions contemplated hereby constituting a change of the nature described in Section 280G(b)(2)(A)(i) of the Code, that are or will not be deductible because of Section 280G of the Code.

         3.10. Certain Agreements. Except as discussed in the Investors Reports filed prior to the date of this Agreement or as disclosed in the Investors Disclosure Letter, and except for this Agreement, as of the date hereof, neither Investors nor any Investors Subsidiary is a party to any oral or written (i) consulting agreement not terminable on 60 days' or less notice or employment agreement or other agreement providing any term of employment, compensation guarantee, or severance benefit, (ii) union, guild or collective bargaining agreement, (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, (iv) contract, agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), (v) contract containing covenants which limit the ability of Investors or any Investors Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Investors or any Investors Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities), (vi) any contract, agreement or other instrument or undertaking which is not terminable by Investors or any Investors Subsidiary without additional payment or penalty within 60 days and obligates Investors or any Investors Subsidiary for payments or other consideration with a value in excess of $100,000, other than loan agreements entered into in the ordinary course of business, or (vii) other executory material agreement as defined by the instructions to Exhibit 10 under Item 601 of SEC Regulation S-K. Except as set forth in the Investors Disclosure Letter, neither Investors nor any of the Investors Subsidiaries is in Violation of any loan or credit agreement, note, mortgage, indenture or other agreement, obligation or instrument applicable to Investors or any Investors Subsidiary or their respective properties or assets, except for any such Violations that would not, individually or in the aggregate, have an

Investors Material Adverse Effect. Investors has delivered a valid and effective notice of termination pursuant to Section 3.3 of the Electronic Data Processing and Management Information Service Agreement (the "EDP Agreement") between Investors and Financial Information Trust (n/k/a Newtrend), dated April 30, 1990, as a result of which the EDP Agreement will terminate without penalty in February 1996.

         3.11. Benefit Plans. (a) The Investors Disclosure Letter lists (i) each employee bonus, incentive, deferred compensation, stock purchase, stock appreciation right, stock option and severance pay plan, (ii) each pension, profit sharing, stock bonus, thrift, savings and employee stock ownership plan, and (iii) every other employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively "Benefit Plans"), which Investors or any Investors Subsidiary maintains or to which Investors or any Investors Subsidiary contributes on behalf of current or former employees. Except as disclosed in the Investors Disclosure Letter, all of the plans and programs listed in the Investors Disclosure Letter (collectively, "Investors Benefit Plans") comply with all applicable requirements of ERISA and all other applicable federal and state laws, including without limitation the reporting and disclosure requirements of
Part 1 of Title I of ERISA. Each of the Investors Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code has been determined by the IRS to qualify under Section 401(a) of the Code, and, except as disclosed in Investors Disclosure Letter, there exist no circumstances that would adversely affect the qualified status of any such Investors Benefit Plan under that section. No Investors Benefit Plan is a defined benefit pension plan covered by Title IV of ERISA, and no such Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA. Except as set forth in the Investors Disclosure Letter, there is no pending or, to the knowledge of Investors, threatened litigation, governmental proceeding or investigation against or relating to any Investors Benefit Plan, and to the knowledge of Investors there is no reasonable basis for any material proceedings, claims, actions or proceedings against any Plan. Except as set forth in the Investors Disclosure Letter, no Investors Benefit Plan has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA and Section 4975(c) of the Code) since the date on which said sections became applicable to such Plan, and no Investors Benefit Plan has engaged in a transaction involving the purchase or sale of employer securities by such Plan from or to a "disqualified person" (within the meaning of Section 4975 of the Code).
Neither Investors nor any Subsidiary of Investors has incurred any "accumulated funding deficiency" (within the meaning of Section 412 of the Code), whether or not waived, with respect to any Investors Benefit Plan. All Investors Benefit Plans that are group health plans, within the meaning of Section 4980B of the Code or Section 601 of ERISA, have been operated in material compliance with the group health plan continuation coverage requirements of Section 4980B of the Code and Section 601 of ERISA to the extent such requirements are applicable.

         (b) Investors has delivered to Firstar copies of (i) each Investors Benefit Plan, (ii) current summary plan descriptions of each Investors Benefit Plan for which they are required, (iii) each trust agreement, insurance policy or other instrument relating to the funding of any Investors Benefit Plan, (iv) the most recent Annual Reports (Form 5500 series) and accompanying schedules filed with the IRS or United States Department of Labor with respect to each Investors

Benefit Plan for which they are required, (v) the most recent determination letter issued by the IRS with respect to each Investors Benefit Plan that is intended to qualify under Section 401 of the Code, (vi) the most recent available financial statements for each Investors Benefit Plan that has assets, and (vii) the most recent audited financial statements for each Investors Benefit Plan for which audited financial statements are required by ERISA.

         (c) The Investors Disclosure Letter describes any obligation that Investors and/or any Subsidiaries of Investors has to provide health and welfare benefits to retirees and other former employees or their dependents (other than rights arising solely under Section 601 of ERISA or Section 4980B of the Code or under Minnesota statutes requiring continuation of life insurance) including information as to the number of retirees, other former employees and dependents entitled to such coverage and their ages.

         3.12. Insurance. Investors and each Investors Subsidiary is presently insured, and during each of the past five calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as, to the best knowledge of Investors, companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Investors has delivered to Firstar correct and complete copies of all material policies of insurance of Investors and the Investors Subsidiaries currently in effect. Neither Investors nor any Investors Subsidiary has any liability for material unpaid premiums or premium adjustments not properly reflected on the Investors Financial Statements and no notice of cancellation or termination has been received by Investors or any Investors Subsidiary with respect to any material insurance policy currently in effect. Within the last three years, neither Investors nor any Subsidiary of Investors has been refused any insurance with respect to any assets or operations, nor has any coverage been limited in any material respect as to any assets or operations, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five years.

         3.13. Conduct of Investors to Date. Except as disclosed in Investors Reports filed prior to the date of this Agreement or in the Investors Disclosure Letter, and except as contemplated by this Agreement, the Plan of Merger and the Bank Merger Agreement, from and after January 1, 1994 through the date of this Agreement: (a) Investors and the Investors Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices; (b) Investors has not amended the Investors Certificate or the Investors Rights Agreement, issued or sold any of its capital stock or made grants of its capital stock, or issued or sold any corporate debt securities or otherwise incurred debt which would be classified as long-term debt on the balance sheet of Investors; (c) Investors has not granted any option for the purchase of its capital stock, effected any stock split, or otherwise changed its capitalization; (d) Investors has not declared, set aside, or paid any dividend or other distribution in respect of its capital stock, except for regular quarterly cash dividends of $.125 per share of Investors Common Stock and regular quarterly cash dividends on shares of Investors Preferred Stock as required by the Investors Certificate, in each case with usual record and payment dates or, directly or indirectly, redeemed or otherwise acquired any of its capital stock; (e) neither Investors nor any Investors Subsidiary has (1) incurred any material obligation or liability (absolute or contingent), except borrowings from the Federal Home Loan Bank of Des Moines in the ordinary course of business consistent with Investors' past practices ("FHLB Borrowings") and other obligations or liabilities incurred in the ordinary course of business, or (2) except in connection with FHLB Borrowings, mortgaged, pledged, or subjected to lien, claim, security interest, charge, encumbrance or restriction any of its assets or properties; (f) neither Investors nor any Investors Subsidiary has discharged or satisfied any material lien, mortgage, pledge, claim, security interest, charge, encumbrance, or restriction or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business or in connection with FHLB Borrowings; (g) neither Investors nor any Investors Subsidiary has sold, assigned, transferred, leased, exchanged, or otherwise disposed of (1) any mortgage servicing rights or (2) any of its other properties or assets, in the case of this clause (2) other than in the ordinary course of business; (h) neither Investors nor any Investors Subsidiary has increased the rate of compensation of, or paid any bonus to, any of its directors or officers, except merit or promotion increases in accordance with existing policy; entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract not heretofore provided to Firstar; adopted, entered into, terminated, amended or modified any Investors Benefit Plan in respect of any of present or former directors, officers or other employees; amended, modified or taken any other action in respect of the terms of any Investors Stock Options; made any adjustment pursuant to the Investors Option Plan or Section 4(a) of the Investors 1993 Stock Plan; or agreed to do any of the foregoing; (i) neither Investors nor any Investors Subsidiary has suffered any material damage, destruction or loss as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition or taking of property by any government or any agency of any government, flood, windstorm, embargo, riot, act of God or the enemy, or other similar or dissimilar casualty or event or otherwise, and whether or not covered by insurance; (j) neither Investors nor any Investors Subsidiary has cancelled or compromised any debt to an extent exceeding $100,000 owed to Investors or any Investors Subsidiary or claim to an extent exceeding $100,000 asserted by Investors or any Investors Subsidiary; (k) neither Investors nor any Investors Subsidiary has entered, or agreed to enter, into any agreement or arrangement granting any right of refusal or other preferential right to purchase any of its material assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such material assets, properties or rights; (l) there has not been any other transaction, commitment, dispute or other event or condition of any character (whether or not in the ordinary course of business) individually or in the aggregate having or which, insofar as reasonably can be foreseen, in the future is reasonably likely to have, an Investors Material Adverse Effect, other than any changes resulting primarily by reason of changes in savings institution laws or regulations (or interpretations thereof), changes in the general level of interest rates or changes in economic, financial or market conditions affecting the savings institution industry generally in the regions in which Investors and the Investors Subsidiaries operate; and (m) there has not been any change in the method of accounting or accounting practices of Investors or any of the Investors Subsidiaries. Except as set forth in the Investors Disclosure Letter, none of Investors' President and Chief Executive Officer, any Executive Vice President of Investors, the Senior Vice President and Chief Financial Officer of Investors or the senior personnel administrator of Investors has any knowledge of the announced or anticipated resignation of (1) any officer or key employee of Investors or any of the Investors Subsidiaries or (2) other employees of Investors or any Investors Subsidiary, in the case of this clause
(2) at a rate substantially higher than the historical resignation rate for such employees of Investors or the Investors Subsidiaries, other than, in either case, resignations that, individually or in the aggregate, are not reasonably likely to have an Investors Material Adverse Effect. From and after January 1, 1994 through the date of this Agreement, no customers of Investors or any Investors Subsidiary have indicated that they will stop or decrease the rate of business done with Investors or any Investors Subsidiary (except for changes in the ordinary course of business) that would, individually or in the aggregate, have an Investors Material Adverse Effect.

         3.14. Properties, Leases and Other Agreements. Except as may be reflected in the Investors Financial Statements, for any lien for current taxes not yet delinquent, for pledges to secure deposits and for such other liens, security interests, claims, charges, options or other encumbrances and imperfections of title which do not materially affect the value of personal or real property reflected in the Investors Financial Statements or acquired since the date of such Statements and which do not materially interfere with or impair the present and continued use of such property, Investors and its Subsidiaries have good title, free and clear of any liens, security interests, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the Investors Financial Statements, and all personal and real property acquired since the date of such Statements, except such personal and real property as has been disposed of in the ordinary course of business. The Investors Disclosure Letter lists all acquisitions or dispositions of capital assets planned as of the date of this Agreement by Investors or any Investors Subsidiary, other than individual transactions with a value not in excess of $100,000. Substantially all Investors' and each Investors Subsidiary's buildings and equipment in regular use (including such buildings and equipment as are leased) have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted. The Investors Disclosure Letter contains a brief description, including terms, of each lease for real and personal property to which Investors or any Investors Subsidiary is a party. Investors or the applicable Investors Subsidiary, as lessee, has a valid and existing leasehold interest under each of such leases, true and correct copies of which Investors has delivered to Firstar. There is not, under any of such leases relating to real property or any other material leases, any material existing default by Investors, its Subsidiaries or, to the knowledge of Investors, any other party thereto, or any event with notice or lapse of time or both would constitute such a material default.

         3.15. Opinion of Financial Advisor. Investors has received the opinion of Piper Jaffray Inc. dated the date hereof to the effect that, as of the date hereof, the consideration to be received in the Merger by Investors' stockholders is fair to Investors' stockholders from a financial point of view.

         3.16. Vote Required. The affirmative vote of holders of a majority of the outstanding shares of Investors Common Stock is the only vote of the holders of any class or series of Investors capital stock necessary to approve this Agreement and the transactions contemplated hereby. Without limitation, the voting requirements of Article 9 of the Investors Certificate will not apply to any of the transactions contemplated by this Agreement.

         3.17. Accounting and Tax Matters. Neither Investors nor, to the knowledge of Investors, any of its affiliates has taken or agreed to take any action that would prevent Firstar from accounting for the business combination to be effected by the Merger as a pooling of interests or would prevent the Merger from qualifying as a reorganization under
Section 368(a)(1) of the Code.

         3.18. Dissenters' Rights. Shares of Investors Common Stock are currently quoted on the Nasdaq National Market of the Nasdaq Stock Market. Assuming Firstar Common Stock is listed on the New York Stock Exchange, holders of shares of Investors Common Stock will not be entitled to assert dissenters' rights granted under Section 262 of the DGCL. Holders of shares of Investors Preferred Stock will be entitled to assert dissenters' rights under such
Section 262.

         3.19. Affiliates. The Investors Disclosure Letter identifies persons who are now "Affiliates" of Investors for purposes of Rule 145 under the Securities Act ("Affiliates"). Investors has advised such persons of the restrictions imposed by applicable securities laws upon the resale of Firstar Common Stock delivered in connection with the Merger. Each person identified in such letter has executed a written agreement substantially in the form attached as Exhibit 5.06 hereto.

         3.20. Affiliate Transactions. Except as set forth in the Investors Disclosure Letter, neither Investors nor any of its Subsidiaries, nor any executive officer or director of Investors, nor any member of the immediate family of any such officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such officer or director), nor any entity which any of such person "controls" (within the meaning of Regulation O of the Federal Reserve Board), has any loan agreement, note or borrowing arrangement or any other agreement with Investors or any of its Subsidiaries (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Investors or any of its Subsidiaries pursuant to which the amount outstanding thereunder exceeds $60,000.

         3.21.   Interest Rate Risk Management Instruments.

         (a) The Investors Disclosure Letter sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Investors or any of its Subsidiaries is a party or by which any of their properties or assets may be bound. Investors has delivered or made available to Firstar true, correct and complete copies of all such interest rate risk management agreements and arrangements.

         (b) All interest rate swaps, caps, floors and option agreements to which Investors is subject and other interest rate risk management arrangements to which Investors or any of its Subsidiaries is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the best of Investors' knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of the regulators to which Investors is subject and with counterparties believed to be financially responsible at the time, are legal, valid and binding obligations enforceable in accordance with their terms, and are in full force and effect. Investors and each of its Subsidiaries has duly





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
performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to Investors' knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

         3.22. Regulatory Impediments. As of the date hereof, Investors is not aware of the existence of any factor that would materially delay or materially hinder the issuance of any of the required regulatory approvals necessary to consummate the Merger, the Bank Merger and the transactions contemplated hereby, other than any protests by any nongovernmental parties and information contained in the Firstar Disclosure Letter (as defined in Section 4.02).

         3.23. Amendments to Employment and Severance Agreements; Noncompetition Agreements. The Second Amended and Restated Employment Agreement among James M. Burkholder, Investors and Firstar, the Noncompetition Agreement between James M. Burkholder and Firstar, the Second Amended and Restated Employment Agreement among John G. Lohmann, Jr., Investors and Firstar, the Noncompetition Agreement between John G. Lohmann, Jr. and Firstar, the Second Amended and Restated Employment Agreement among Daniel A. Arrigoni, Investors and Firstar, and the Noncompetition Agreement between Daniel A. Arrigoni and Firstar, each dated as of August 21, 1994, and the Amendment to Severance Pay Agreement between Investors Bank and Lynn V. Bueltel, dated as of August 1, 1994 (a true and correct copy of which has been delivered to Firstar), have been duly executed and delivered by the parties thereto other than Firstar. Each such agreement constitutes a valid and binding obligation of the parties thereto other than Firstar, enforceable in accordance with its terms.

         3.24. Full Disclosure. The representations and warranties of Investors contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to Investors which has not been disclosed to Firstar pursuant to this Agreement, the Investors Disclosure Letter and the Investors Reports, all taken together as a whole, which would have or would reasonably be expected to have an Investors Material Adverse Effect or a material adverse effect on the ability of Investors to consummate the transactions contemplated hereby.

         3.25. No Discussions. As of the date of this Agreement, neither Investors nor any Investors Subsidiary, nor any of its or their Representatives (as defined in Section 5.02(f)), are, directly or indirectly, soliciting, initiating or engaged in any discussions or other negotiations with, or providing any information to, any third party concerning any possible proposal regarding a Competing Transaction.

                                   ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF FIRSTAR AND SUB

         Firstar and Sub, jointly and severally, represent and warrant to Investors as follows:

         4.01. Organization, Standing and Power. Firstar is a corporation duly organized, validly existing and in active status under the laws of the State of Wisconsin and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business





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
as now being conducted, except where the failure to have such power or authority would not have a material adverse effect on the business, operations, prospects or financial condition of Firstar and its Subsidiaries taken as a whole (a "Firstar Material Adverse Effect"). Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not have a Firstar Material Adverse Effect. Each of Firstar and Sub is qualified to do business and is in good standing in each other state or foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where the failure to be so qualified would have a Firstar Material Adverse Effect. Each of Firstar and Sub is registered as a bank holding company with the Federal Reserve Board under the BHC Act. Firstar has delivered to Investors true, accurate and complete copies of the currently effective Restated Articles of Incorporation and By-laws of Firstar, including all amendments thereto.

         4.02. Firstar Subsidiaries. Except as set forth in the Firstar Disclosure Letter (which is a letter delivered by Firstar and Sub to Investors on the date hereof, the receipt thereof having been acknowledged by Investors executing a copy thereof), Firstar beneficially owns, directly or indirectly, all of the shares of the outstanding capital stock of Sub and each of the Subsidiaries listed in the Firstar Disclosure Letter (herein, including Sub, called collectively the "Firstar Subsidiaries" or individually a "Firstar Subsidiary"), which constitute Firstar's principal operating subsidiaries as of the date of this Agreement. No equity securities of any of the Firstar Subsidiaries are or may become required to be issued by reason of any option, warrants, calls, rights or agreements of any character whatsoever; there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of any Firstar Subsidiary; and there are no other contracts, commitments, understandings or arrangements by which any Firstar Subsidiary is bound to issue additional shares of its capital stock or options, warrants, calls, rights or agreements to purchase or acquire any additional shares of its capital stock. Except as provided for under any applicable banking statute and except as set forth in the Firstar Disclosure Letter, all of the shares of capital stock of each of the Firstar Subsidiaries owned by Firstar are fully paid and nonassessable (except as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law ("WBCL")) and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. Each Firstar Subsidiary is a banking association or a corporation, in each case duly organized, validly existing and in good standing or in active status under the laws of its jurisdiction of incorporation, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not have a Firstar Material Adverse Effect. Each Firstar Subsidiary that is a national bank is a member of the Federal Reserve System. The deposits of each Firstar Subsidiary that is a banking institution and accepts deposits are insured by the FDIC to the extent provided by law. Firstar has delivered to Investors true, accurate and complete copies of the currently effective Articles of Incorporation and By-laws of Sub.

         4.03. Capital Structure. As of the date hereof, the authorized capital stock of Firstar consists of 120,000,000 shares of Firstar Common Stock and 2,500,000 shares of preferred





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
stock, par value $1.00. No shares of preferred stock are issued and outstanding on the date hereof. Except as contemplated in the Merger Agreements, as set forth in the Firstar Disclosure Letter or as set forth in the most recent report of Firstar filed with the SEC on Form 10-K, there are, as of the date of the Merger Agreements, no outstanding options, warrants, calls, rights, commitments or agreements of any character whatsoever to which Firstar or any Firstar Subsidiary is a party or by which it is bound obligating Firstar or any Firstar Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt securities of Firstar or of any Firstar Subsidiary or obligating Firstar or any Firstar Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. All outstanding shares of Firstar capital stock are, and the shares of Firstar Common Stock to be issued pursuant to or as specifically contemplated by the Merger Agreements will be, validly issued, fully paid and nonassessable (except as provided in WBCL
Section 180.0622(2)(b)) and not subject to preemptive rights. As of the date hereof, the authorized capital stock of Sub consists of 10,000 shares of common stock, $1.00 par value, 1,000 of which are validly issued, fully paid and nonassessable; all of the issued shares are owned by Firstar.

         4.04. Authority. Firstar and Sub have all requisite corporate power and authority to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Firstar and Sub. Approval of this Agreement and the Plan of Merger by stockholders of Firstar is not required under the WBCL, the rules of the New York Stock Exchange or otherwise. This Agreement and the Plan of Merger have been duly executed and delivered by Firstar and Sub, and each constitutes a valid and binding obligation of Firstar and Sub enforceable in accordance with its terms. Upon execution and delivery thereof by Investors Bank and Firstar Bank, the Bank Merger Agreement will have been duly executed and delivered by Firstar Bank and will constitute a valid and binding obligation of Firstar Bank enforceable in accordance with its terms. The execution and delivery of this Agreement and the Plan of Merger do not, and the execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby will not, result in any Violation pursuant to any provision of (a) the Restated Articles of Incorporation or By-laws of Firstar or any Firstar Subsidiary or (b) except
(i) as set forth in the Firstar Disclosure Letter or (ii) as contemplated by the next sentence hereof, any loan or credit agreement, note, mortgage, indenture, lease, Firstar Benefit Plan (as defined in Section 4.11) or other agreement, obligation, instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Firstar or any Firstar Subsidiary or their respective properties or assets which Violation would have a Firstar Material Adverse Effect. Other than in connection or in compliance with the provisions of the WBCL and the MBCA, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states, and consents, authorizations, approvals, notices or exemptions required under the BHC Act, the SLHC Act, the FDI Act, the HOLA and the HSR Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of Firstar or any Firstar Subsidiary in connection with the execution and delivery of this Agreement, the Plan of Merger and the Bank Merger Agreement by Firstar or Firstar Bank, as the case may be, or the consummation by Firstar or Firstar Bank, as the case may be, of the transactions





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
contemplated hereby and thereby, the failure to obtain which would have a Firstar Material Adverse Effect.

         4.05. Firstar Financial Statements. The consolidated balance sheets of Firstar as of December 31, 1993 and 1992 and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of shareholders' equity for the three years in the period ended December 31, 1993, accompanied by the unqualified opinion of KPMG Peat Marwick, copies of which have been furnished by Firstar to Investors; the unaudited consolidated balance sheet of Firstar as of June 30, 1994 and the related consolidated statement of income, consolidated statement of cash flows and consolidated statement of shareholders' equity for the six months then ended, in the form prepared for Firstar's internal use, copies of which have been furnished by Firstar to Investors; and like financial information included in Forms 10-Q filed with the SEC subsequent to the Latest Statement Date (collectively, the "Firstar Financial Statements"), have been prepared in accordance with generally accepted accounting principles as utilized in the Firstar Financial Statements applied on a consistent basis (except as may be indicated therein or in the notes thereto), and present fairly the consolidated financial condition of Firstar at the dates, and the consolidated results of operations, changes in stockholders' equity and cash flows for the periods, stated therein. In the case of interim fiscal periods, all adjustments, consisting only of normal recurring items, which management of Firstar believes necessary for a fair presentation of such financial information, have been made, subject to year-end audit adjustments, none of which could reasonably be expected to have a material adverse effect on the consolidated financial position or results of operations of Firstar.

         4.06. Reports. Since January 1, 1991, Firstar and the Firstar Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve Board,
(iii) the Comptroller, (iv) the FDIC and (v) any applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to herein as the "Firstar Reports"). As of their respective dates, the Firstar Reports filed prior to the date hereof complied and will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed (including, to the extent applicable, Rule 10b-5 promulgated under the Exchange Act) and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

         4.07. Authorizations; Compliance with Applicable Laws. Firstar and the Firstar Subsidiaries hold all authorizations, permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Firstar and the Firstar Subsidiaries taken as a whole (the "Firstar Permits"), including appropriate authorizations from the Federal Reserve Board and Comptroller, except where the failure to hold the same could not reasonably be expected to have a Firstar Material Adverse Effect. Firstar and the Firstar Subsidiaries are in compliance with the terms of the Firstar Permits, except where the failure so to comply could not reasonably be expected to have a Firstar Material Adverse Effect. Except as disclosed in the Firstar Reports filed prior to the date of this Agreement, the businesses of Firstar and the Firstar Subsidiaries are not being conducted in violation of any Law, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Firstar Material Adverse Effect. Except as disclosed in the Firstar Reports filed prior to the date hereof or set forth in the Firstar Disclosure Letter and except for regular, periodic reviews and examinations by Governmental Entities, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Firstar or any of the Firstar Subsidiaries is pending or, to the knowledge of Firstar, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Firstar Material Adverse Effect.

         4.08. Litigation. Except as disclosed in the Firstar Reports filed prior to the date of this Agreement or in the Firstar Disclosure Letter, there is no Proceeding pending or, to the knowledge of Firstar, threatened against or affecting Firstar or any Firstar Subsidiary which is reasonably likely to have a Firstar Material Adverse Effect, nor is there any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator outstanding against Firstar or any Firstar Subsidiary having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

         4.09. Taxes. Firstar and each of the Firstar Subsidiaries has filed all tax returns required to be filed by them and has paid (or Firstar has paid on its behalf), or has set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent financial statements contained in the Firstar Reports reflect an adequate reserve for all taxes payable by Firstar and the Firstar Subsidiaries accrued through the date of such financial statements; provided, however, that the foregoing representation is made only to the best of Firstar's knowledge with respect to each Firstar Subsidiary that has been, directly or indirectly, acquired by Firstar subsequent to July 1, 1989. No material deficiencies for any taxes have been proposed, asserted or assessed against Firstar or any Firstar Subsidiary.

         4.10. Certain Agreements. Except as disclosed in the Firstar Reports filed prior to the date of this Agreement, and except for this Agreement, as of the date of this Agreement, neither Firstar nor any Firstar Subsidiary is a party to any oral or written (i) agreement with any executive officer or other key employee of Firstar or any Firstar Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Firstar or any Firstar Subsidiary of the nature contemplated by this Agreement, (ii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iii) contract containing covenants that limit the ability of Firstar or any Firstar Subsidiary to compete in any line of business or with any person or which involve any restriction on the geographical area in which, or method by which, Firstar or any Firstar Subsidiary may carry on its business (other than as required by law or applicable regulatory authority), or (iv) other executory agreement as defined by the instructions to Exhibit 10 under Rule 601 of the SEC. Except as set forth in the Firstar Disclosure Letter, neither Firstar nor any Firstar Subsidiary is in Violation of any loan or credit





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
agreement, note, mortgage, indenture or other agreement, obligation or instrument applicable to Firstar or any Firstar Subsidiary or their respective properties or assets, except for any Violation that would not, individually or in the aggregate, have a Firstar Material Adverse Effect.

         4.11. Benefit Plans. (i) With respect to the Benefit Plans maintained by Firstar and any Firstar Subsidiary or to which Firstar or any Firstar Subsidiary contributes on behalf of current or former employees as of the date of this Agreement (the "Firstar Benefit Plans"), individually and in the aggregate, no event has occurred, and to the knowledge of Firstar or any of its Subsidiaries, there exists no condition or set of circumstances in connection with which Firstar or any of its Subsidiaries could be subject to any liability that is reasonably likely to have a Firstar Material Adverse Effect (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

         (ii) Except as disclosed in the Firstar Reports filed prior to the date hereof or as set forth in the Firstar Disclosure Letter, with respect to the Firstar Benefit Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of Firstar, which obligations are reasonably likely to have a Firstar Material Adverse Effect.

         4.12. Absence of Certain Changes or Events. Except as disclosed in the Firstar Reports filed prior to the date of this Agreement or in the Firstar Disclosure Letter, and except as contemplated by this Agreement, the Plan of Merger and the Bank Merger Agreement, from and after January 1, 1994 and to the date of this Agreement: (a) Firstar and the Firstar Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practice, (b) Firstar has not declared, set aside or paid any dividend or other distribution in respect to any of Firstar's capital stock, except for regular quarterly cash dividends not exceeding $.30 per share on Firstar Common Stock with usual record and payment dates for such dividends,
(c) other than any changes resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rates or changes in economic, financial or market conditions affecting the banking industry generally in the regions in which Firstar and the Firstar Subsidiaries operate, there has not been any transaction, commitment, dispute or other event or condition of any character (whether or not in the ordinary course of business) individually or in the aggregate having or which, insofar as reasonably can be foreseen, in the future is reasonably likely to have, a Firstar Material Adverse Effect and (d) there has not been any material change in the method of accounting or accounting practices of Firstar and the Firstar Subsidiaries.

         4.13. Properties, Leases and Other Agreements. Except as may be reflected in the Firstar Financial Statements, for any lien for current taxes not yet delinquent, for pledges to secure deposits and for such other liens, security interests, claims, charges, options or other encumbrances and imperfections of title which do not materially affect the value of personal or real property reflected in the Firstar Financial Statements or acquired since the date of such Statements and which do not materially interfere with or impair the present and continued use





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
of such property, Firstar and the Firstar Subsidiaries have good title, free and clear of any liens, security interests, claims, charges, options or other encumbrances to all of the personal and real property reflected in the Firstar Financial Statements, and all personal and real property acquired since the date of such Statements, except such personal and real property as has been disposed of in the ordinary course of business. All leases material to Firstar and the Firstar Subsidiaries pursuant to which Firstar or any of the Firstar Subsidiaries, as lessee, leases real or personal property are valid and effective in accordance with their respective terms and there is not, under any of such leases, any material existing default by Firstar, any of the Firstar Subsidiaries or, to the best knowledge of Firstar, any other party thereto, or any event with notice or lapse of time or both would constitute such a material default.

         4.14. Accounting and Tax Matters. To the knowledge of Firstar, neither Firstar nor any of its affiliates has through the date hereof taken or agreed to take any action that would prevent Firstar from accounting for the business combination to be effected by the Merger as a pooling of interests or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

         4.15. Regulatory Impediments. As of the date hereof, except as set forth in the Firstar Disclosure Letter, Firstar is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger, the Bank Merger and the transactions contemplated hereby, other than any protests by nongovernmental parties.

                                   ARTICLE V
                             COVENANTS OF INVESTORS

         5.01. Affirmative Covenants. Investors hereby covenants and agrees with Firstar that prior to the Effective Time or until the earlier termination or abandonment of this Agreement is accordance with its terms, unless the prior written consent of Firstar shall have been obtained and except as otherwise contemplated herein, it will and it will cause its respective Subsidiaries to:

         (a) operate its business only in the usual, regular and ordinary course consistent with past practices;

         (b) preserve substantially intact its business organization and assets (except for acquisitions and dispositions of assets in the ordinary course of business consistent with past practices, unless otherwise required by the terms of this Agreement), and maintain its rights and franchises, and use its reasonable best efforts to retain the services of its officers and key employees (except that it shall have the right to terminate the employment of any officer or key employee in accordance with established employment procedures) and maintain its relationships with customers;

         (c) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear;





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
         (d) keep in full force and effect, to the extent consistent with types and amounts thereof used by companies in a similar business, insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

         (e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

         (f) comply with and perform in all material respects all material obligations and duties imposed upon it by all Laws; and

         (g) notify Firstar immediately by telephone, and thereafter promptly confirm in writing, if any of the matters described in Section 5.02(f) occurs, whether as a result of action by Investors, any Investors Subsidiary or any Representatives (as defined therein) of Investors, or if any person makes any offer or other proposal concerning a Competing Transaction (as defined in Section 5.02(f)); such notice shall include the name of any person other than Investors, an Investors Subsidiary and their Representatives involved in such matter and, after receipt of any written offer or proposal from such person, a copy of any written offers, proposals, agreements or other documents with respect to such offer or proposal.

         5.02. Negative Covenants. Except as specifically contemplated by this Agreement, from the date hereof until the Effective Time, Investors shall not do, or permit any of its Subsidiaries to do, without the prior written consent of Firstar, any of the following:

         (a) incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice (which exception shall include, without limitation, insured accounts established and FHLB Borrowings);

         (b)(i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by law, or increases which are not material, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend or modify any Investors Benefit Plan, make any adjustments pursuant to the Investors Stock Option Plan or Section 4C of the Investors 1993 Stock Plan or make any grants pursuant to the Investors Stock Option Plan or the Investors 1993 Stock Plan, or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers or former directors or officers;

         (c)(i) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except for (A) regular quarterly cash dividends on the Investors Common Stock at a rate not in excess of $.125 per share, and regularly quarterly cash dividends on the Investors Preferred Stock as contemplated by the Investors Certificate, in each case with usual record and payment dates for such dividends, and (B) dividends by a wholly-owned Subsidiary of Investors;

         (ii) except as hereinbelow provided, declare or pay any dividends or make any distributions in any amount on Investors Common Stock in the quarter in which the Effective Time shall occur and in which the stockholders of Investors Common Stock are entitled to receive dividends on the shares of Firstar Common Stock into which the shares of Investors Common Stock have been converted; it is the intent of this clause (ii) to provide that the holders of Investors Common Stock will receive either the payment of cash dividends on their shares of Investors Common Stock or the payment of cash dividends as the holders of shares of Firstar Common Stock received in exchange for the shares of Investors Common Stock for the calendar quarter during which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a cash dividend as holders of Investors Common Stock and the payment of a cash dividend as holders of the shares of Firstar Common Stock received in exchange for the shares of Investors Common Stock; and if Investors does not declare and pay cash dividends in a particular calendar quarter because of Investors' reasonable expectation that the Effective Time was to have occurred in such calendar quarter wherein the holders of Investors Common Stock would have become entitled to receive cash dividends for such calendar quarter on the shares of Firstar Common Stock to have been exchanged for the shares of Investors Common Stock, and the Effective Time does not in fact occur in such calendar quarter, then, as a result thereof, Investors shall be entitled to declare and pay a cash dividend (within the limitations of this Section 5.02) on such shares of Investors Common Stock for such calendar quarter by the declaration and payment of such cash dividends as soon as reasonably practicable;

         (d)(i) except as provided in Section 5.06 and Section 5.17, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations (except pursuant to the exercise of the Investors Options and/or Investors Warrants in accordance with their terms); (ii) merge with or into, or permit Investors Bank to merge with or into, any other corporation or savings institution or bank, permit any other corporation or savings institution or bank to merge into it or Investors Bank or consolidate with, or permit Investors Bank to consolidate with, any other corporation or savings institution or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock, of any corporation, bank, savings institution or other business; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, except in the ordinary course of its business consistent with past practice (which exception shall include, without limitation, dispositions or acquisitions of "real estate owned" properties of Investors or any Investors Subsidiary and loans (with servicing rights retained) consistent with past practices); or (v) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;





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
         (e) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of its capital stock of any class (including shares held in treasury), any Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities, other than (i) the issuance of Investors Common Stock pursuant to the Investors Options or the Investors Warrants, in each case in accordance with their present terms, and (ii) issuances by a wholly-owned Subsidiary of its capital stock to its parent;

         (f) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor (including the firm named in Section 3.15), attorney, accountant or other representative retained by it or any of the Investors Subsidiaries ("Representatives") to take any such action; provided, however, that nothing contained in this subsection (f) shall prohibit the Board of Directors of Investors from (i) furnishing information to or permitting any of its Representatives to furnish information to any party that requests information as to Investors and its Subsidiaries if (A) the Board of Directors of Investors, based upon the advice of counsel, determines in good faith that such action is required for the Board of Directors of Investors to comply with its fiduciary duties to stockholders imposed by law and (B) prior to furnishing such information to such party, Investors receives from such party an executed confidentiality agreement in reasonably customary form, (ii) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire Investors pursuant to a merger, consolidation, tender offer, share exchange, business combination, stock or asset purchase or other similar transaction if (A) the Board of Directors, after consultation with and based upon receipt of written advice from Dorsey & Whitney (a copy of which Investors shall promptly deliver to Firstar), or other counsel acceptable to Firstar, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to Investors' stockholders under applicable law, (B) the Board of Directors of Investors has no reason to believe that the written proposal is not made in good faith, and (C) prior to furnishing such information to such person or entity, Investors receives from such person or entity an executed confidentiality agreement in reasonably customary form, (iii) complying with Rule 14e-2 under the Exchange Act, or (iv) making any public statement required by law or the requirements of the Nasdaq Stock Market. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Investors or any of the Investors
Subsidiaries: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of the consolidated assets of Investors and its Subsidiaries; a sale of shares of voting capital stock constituting more than 15% of the voting capital stock of Investors (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire such voting capital stock); a tender offer or exchange offer for at least 15% of the outstanding shares of Investors Common Stock; a solicitation of proxies in opposition to approval of the Merger by Investors' stockholders; or a public announcement of a bona fide proposal, plan or intention to do any of the foregoing;

         (g) propose or adopt any amendments to its corporate charter, by-laws or the Investors Rights Agreement in any way adverse to Firstar;

         (h) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to any acquisition of a material amount of assets or securities or any release or relinquishment of any material contract rights not in the ordinary course of business;

         (i) except in their fiduciary capacities, purchase any shares of Firstar Common Stock;

         (j) change any of its methods of accounting in effect at December 31, 1993, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1993, except as may be required by law or generally accepted accounting principles;

         (k) take action which would or is reasonably likely to (i) adversely affect the ability of either of Firstar or Investors to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect Investors' ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of the Bank Merger Agreement;

         (l) change the lending, investment, liability management and other material policies concerning the banking business of Investors and the Investors Subsidiaries, unless required by Law or order or unless such change does not cause a materially adverse effect on Investors or any of its Subsidiaries;

         (m) make any additional borrowings from the Federal Home Loan Bank of Des Moines or renew any current such borrowings, in each case other than in the ordinary course of business consistent with Investors' past practices (it being understood that Investors increases, renews, extends, borrows, pays, grants security and other interests with respect to, and otherwise deals with, FHLB Borrowings in the ordinary course of its business);

         (n) pay any fees of any legal counsel or tax adviser retained in connection with the Merger, including Dorsey & Whitney and KPMG Peat Marwick, calculated on a basis other than an hourly basis at the maximum rates per hour set forth in the Investors Disclosure Letter, with bills detailing such hours and hourly charges to be submitted to Investors prior to the Effective Time;

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         (o)     with respect to properties leased by Investors or any of the
Investors Subsidiaries, renew, exercise an option to extend, cancel or surrender any lease of real property or allow any such lease to lapse, without prior consultation with Firstar; or

         (p)     agree in writing or otherwise to do any of the foregoing.

         5.03. Letter of Investors' Accountants. At the request of Firstar, Investors shall use its best efforts to cause to be delivered to Firstar "cold comfort" letters of KPMG Peat Marwick, Investors' independent public accountants, dated the date on which the S-4 shall become effective and the Effective Time, respectively, and addressed to Firstar, in form and substance reasonably satisfactory to Firstar and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 and transactions such as those contemplated by the Merger Agreements.

         5.04. Access and Information. Except where prohibited by law, upon reasonable notice, Investors shall (and shall cause its Subsidiaries to) afford to Firstar's officers, employees, accountants, counsel and other representatives, access, during normal business hours during the period prior to the Effective Time, to all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Investors and the Investors Subsidiaries, including without limitation all books of account, tax records, minute books of directors' and stockholders' meetings, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (other than attorney work product or materials protected by any attorney-client privilege), documents relating to assets and title thereto, plans affecting employees, securities transfer records and stockholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Firstar may have a reasonable interest, including without limitation, its interest in planning for integration and transition with respect to the business of Investors and the Investors Subsidiaries. During such period, Investors will cause one or more of its representatives to confer on a regular and frequent basis with representatives of Firstar, to report on the general status of its ongoing operations and to consult as to the making of any decisions or the taking of any actions in matters other than in the ordinary course of business. During such period, Investors shall (and shall cause each of its Subsidiaries to), except where prohibited by law, furnish promptly to Firstar (i) a copy of each Investors Report filed or received by it during such period pursuant to the requirements of federal securities laws, the SLHC Act and any other federal or state banking or savings institution laws promptly after such documents are available, (ii) the monthly financial statements of Investors and the Investors Subsidiaries (as prepared by Investors in accordance with its normal accounting procedures) promptly after such financial statements are available, (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of Investors, (iv) the reports of management of Investors and each of the Subsidiaries of Investors customarily provided to their respective Boards of Directors, and (v) all other information concerning its business, properties and personnel as Firstar may reasonably request. During such period, Investors shall, and shall cause the Investors Subsidiaries to, instruct its officers, employees, counsel and accountants to be available for, and respond to any questions of, Firstar's officers, employees, accountants, counsel and other representatives at reasonable hours and with reasonable notice by Firstar to such individuals, and to cooperate fully with Firstar in planning for the integration of the business of Investors and the Investors Subsidiaries with the business of Firstar and its Subsidiaries.

         5.05.   Update Disclosure; Breaches.

         (a) From and after the date hereof until the Effective Time, Investors shall periodically, but not less frequently than monthly, update the Investors Disclosure Letter by notice to Firstar to reflect any matters which have occurred from and after the date hereof which, if existing on the date hereof, would have been required to be described therein; provided, however, that no such update shall affect the conditions to the obligation of Firstar and Sub to consummate the transactions contemplated hereby, and any and all changes contained in any such update shall be considered in determining whether such conditions have been satisfied.

         (b) Investors shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein or which would cause any of the conditions to the obligations of any party set forth in
Article VIII not to be satisfied, give prompt written notice thereof to Firstar and use its best efforts to prevent or promptly remedy the same.

         5.06.   Affiliates; Accounting and Tax Treatment; Stock Repurchases.
(a) Investors shall cause any person who becomes an Affiliate of Investors after the date hereof, by virtue of becoming a director or officer of Investors or any Investors Subsidiary, and shall use its best efforts to cause any other person who becomes an Affiliate of Investors after the date hereof, and on or prior to the Closing Date, to deliver to Firstar a written agreement substantially in the form attached as Exhibit 5.06 hereto as soon as practicable after attaining such status and advise such person of the restrictions imposed by applicable securities laws upon the resale of Firstar Common Stock delivered in connection with the Merger. Investors will use its best efforts to cause the Merger to qualify (i) for pooling-of-interests accounting treatment and (ii) as a reorganization under Section 368(a)(1) of the Code.

         (b) Prior to the Closing, Investors shall use its best efforts to repurchase Investors Common Stock in amounts sufficient to satisfy reasonably anticipated future issuances of shares of Investors Common Stock prior to the Effective Time upon the exercise of Investors Stock Options or pursuant to the Investors Warrants, which repurchases will be made, and Investors will be required to make such repurchases only to the extent that they are made, (i) in compliance with applicable law, (ii) in a manner that will not adversely affect the ability of the Merger to qualify for such accounting and tax treatment and
(iii) in a manner that will not result in Investors having "tainted" stock for purposes of pooling-of-interests accounting treatment in connection with the Merger. As soon as practicable after the date hereof, Investors shall use its best efforts to obtain any consents necessary to enable it to make such repurchases of Investors Common Stock. Notwithstanding the foregoing, Investors shall have no obligation to repurchase Investors Common Stock from and after such time as Investors has repurchased Investors Common Stock at an aggregate purchase price equal to or greater than $2.0 million.

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         5.07.   Dissent Process.  Investors will give to Firstar prompt notice of its receipt of any written notice relating to the exercise of dissenters' rights granted under Section 262 of the DGCL including the name of the dissenting stockholder and the number of shares of Investors Preferred Stock to which the dissent relates. Firstar will have the right to participate in all negotiations and proceedings with Investors stockholders relating to any such notice or the exercise of such rights, and except as required by law, Investors will not make any payment with respect to, or settle or offer to settle, any dissent demands without the prior written consent of Firstar.

         5.08. Expenses. (a) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

         (b) Except as otherwise provided herein, all Expenses incurred by Firstar (or Sub) and Investors in connection with or related to the authorization, preparation and execution of this Agreement, the Plan of Merger, the Bank Merger Agreement, the solicitation of stockholder approval and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its affiliates, shall be borne solely and entirely by the party which has incurred the same, except that the parties shall share equally in the expense of printing the S-4 and Prospectus/Proxy Statement and the expense of all SEC and other regulatory filing fees incurred in connection herewith.

         5.09. Delivery of Stockholder List. Investors shall arrange to have its transfer agent deliver to Firstar or its designee, from time to time prior to the Closing Date, a true and complete list setting forth the names and addresses of all holders of record of Investors Common Stock and Investors Preferred Stock, their holdings of such stock as of the latest practicable date, and such other stockholder information as is reasonably available to Investors that Firstar may reasonably request.

         5.10. Audited Financial Statements. Investors shall use its best efforts to cause its independent public accountants to deliver to Firstar, by February 15, 1995, an audited consolidated financial report of Investors as of and for the period ended December 31, 1994, and to make available to Firstar and its independent public accountants for their review the working papers of Investors' independent public accountants prepared in connection with such audit prior to and after January 31, 1995.

         5.11. Bank-Level Transactions. Investors will, and will cause Investors Subsidiaries to, cooperate with Firstar and Sub in the preparation by Firstar or Sub of applications to the Federal Reserve Board, the Comptroller, the OTS and other appropriate regulatory authorities to effect, contingent on and immediately after consummation of the Merger, the Bank Merger and such other transactions as are contemplated by Section 1.04, including the Conversion.

         5.12. Sale of Investment Securities. After the receipt of all necessary regulatory approvals of the Merger and the Bank Merger and prior to the Effective Time, Investors shall cause its Subsidiaries to sell such financial instruments in its investment securities portfolio as Firstar may identify from time to time.

         5.13. Accounting Matters. Immediately prior to and on the Closing Date, after all anticipated loan losses have been charged off, Investors shall increase its consolidated reserve for losses on loans to no less than an amount requested by Firstar.

         5.14. Servicing Rights. Prior to the Effective Time, Investors will not sell any mortgage loan servicing rights, except for a sale of servicing rights relating to loans having a value up to $150.0 million to be consummated by September 30, 1994.

         5.15. Stockholder Meeting. (a) Investors shall call a meeting of its stockholders for the purpose of voting upon the Merger Agreements and related matters and deliver notice of such meeting, as part of the Prospectus/Proxy Statement (as defined in Section 7.02(a)), to Investors stockholders in accordance with applicable law and the Investors Certificate. Investors shall coordinate and cooperate with Firstar with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as practicable after the date hereof, but in no event later than the later of (i) December 31, 1994 and (ii) thirty-five days after the S-4 becomes effective under the Securities Act. Unless otherwise required by law, Investors shall not, at such stockholders' meeting, submit any other matter for approval of its stockholders (except with the prior written consent of Firstar).

         (b) Investors will, through its Board of Directors, (i) unanimously recommend to its stockholders approval of such matters, (ii) not withdraw, modify or amend such recommendations, and (iii) use its best efforts to obtain such stockholder approval; provided, however, that nothing contained in this sentence shall prohibit the Board of Directors of Investors from failing to recommend such approval or withdrawing, modifying or amending its recommendation as a result of the receipt of an unsolicited bona fide written proposal to acquire Investors pursuant to a merger, consolidation, tender offer, share exchange, business combination, stock or asset purchase or other similar transaction if (A) the Board of Directors, after consultation with and based upon receipt of written advice from Dorsey & Whitney (a copy of which Investors shall promptly deliver to Firstar), or other counsel acceptable to Firstar, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to Investors' stockholders under applicable law and (B) the Board of Directors of Investors has no reason to believe that the written proposal is not made in good faith. Notwithstanding the foregoing, to the extent permitted by applicable law, the Board of Directors of Investors must take such action as is necessary to allow the stockholders of Investors to vote upon the Merger Agreements in accordance with the DGCL.

         5.16. Acquisitions of Real Estate. During the period prior to the Effective Time, Investors shall cause each Investors Subsidiary that proposes to acquire ownership or possession of any real property (other than single family residential real property), through foreclosure or repossession or otherwise, to conduct an environmental assessment of such property meeting the requirements described in Section 7.07 and any further environmental investigation, sampling or analysis reasonably required to ensure that such Investors Subsidiary shall not acquire ownership or possession of any real property that is reasonably likely to cause the Investors Subsidiary to be subject to or incur any liabilities, damages, penalties or removal, remediation or other costs as a result of its ownership or control of the property that will exceed the value of the property.

         5.17. Debt Redemption. As soon as practicable on or after January 1, 1995, and in any event prior to the Effective Time, Investors will redeem in full its 10% Subordinated Debentures due April 1, 1996 without premium in accordance with the terms of such debentures.

         5.18. Investors Warrants Notices. Prior to the Effective Time, Investors shall deliver to holders of Investors Warrants any and all notices required under the Investors Warrant Agreement.

                                   ARTICLE VI
                          COVENANTS OF FIRSTAR AND SUB

         6.01. Affirmative Covenants. Firstar hereby covenants and agrees with Investors that prior to the Effective Time, unless the prior written consent of Investors shall have been obtained (which consent shall not be unreasonably withheld) and except as otherwise contemplated herein, it will:

         (a) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in the Firstar Financial Statements applied on a consistent basis, except as may be required to implement changes in generally accepted accounting principles; and

         (b) conduct its business in a manner that does not violate any Law, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Firstar Material Adverse Effect.

         6.02. Negative Covenants. Except as specifically contemplated by this Agreement, from the date hereof until the Effective Time, Firstar shall not do, or agree or commit to do, or permit any of its Subsidiaries to do, without the prior written consent of Investors (which shall not be unreasonably withheld) any of the following:

         (a) propose or adopt any amendments to its corporate charter or by-laws in any way adverse to Investors; provided, however, that any amendment to the bylaws of Firstar to increase the size of its Board of Directors shall not be deemed adverse to Investors and any amendment to the Restated Articles of Incorporation of Firstar effected solely by action of the Board of Directors of Firstar shall not be deemed adverse to Investors;

         (b) take action which would or is reasonably likely to (i) adversely affect the ability of either of Firstar or Investors to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect Firstar's ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

         (c)     agree in writing or otherwise to do any of the foregoing.

         6.03. Firstar Rights Plan. Nothing herein shall be deemed to prohibit Firstar from (a) redeeming the Firstar Rights or (b) if the Firstar Rights are so redeemed, entering into a new rights agreement similar to the Firstar Rights Agreement; provided that, as to this clause (b), holders of Investors Common Stock become entitled to any benefits thereof by virtue of the Merger or the Exchange Ratio is appropriately adjusted.

         6.04. Breaches. Firstar shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein or which would cause any of the conditions to the obligations of any party set forth in
Article VIII not to be satisfied, give prompt written notice thereof to Investors and use its best efforts to prevent or promptly remedy the same.

         6.05. Stock Exchange Listing. Firstar shall use its best efforts to cause the shares of Firstar Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, prior to the Closing Date.

         6.06. Firstar Bank Board. Promptly after the Effective Time, Firstar and Sub shall cause Sub and Firstar Bank to increase the number of directors on each of its Boards of Directors by one and the vacancy thus created to be filled by the election of James M. Burkholder.

         6.07. Supplemental Warrant Agreement. Effective as of the Effective Time, Firstar shall execute a supplemental warrant agreement to the Investors Warrant Agreement as provided in Section 10(H) of the Investors Warrant Agreement (the "Supplemental Warrant Agreement").

         6.08 Supplemental Indenture; Registration Relating to Options and Warrants. Effective as of the Effective Time, Sub will execute a Supplemental Indenture pursuant to Section 801 of the Indenture between Investors and Norwest Bank Minnesota, N.A., as trustee governing Investors' 9.25% Subordinated Notes due 2002. Firstar shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Firstar Common Stock for delivery upon exercise of the Firstar Warrants and the Firstar Stock Options. Firstar shall use its best efforts to register the Firstar Common Stock underlying the Firstar Warrants and the Firstar Common Stock issuable upon exercise of the Firstar Stock Options under the Securities Act of 1933 as of the Effective Time and to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Firstar Warrants and Firstar Stock Options remain outstanding.

         6.09. Accounting and Tax Treatment. Firstar will use its best efforts to cause the Merger to qualify (i) for pooling-of-interests accounting treatment and (ii) as a reorganization under Section 368(a)(1) of the Code.

         6.10. Bank Merger Agreement. Within ten days after the date hereof, Firstar and Sub shall cause the Board of Directors of Firstar Bank to duly authorize the execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby.

         6.11. Expenses. Firstar agrees that if this Agreement or the transactions contemplated hereby are terminated by Investors pursuant to
Section 10.01(a)(ii), Firstar shall promptly (and in any event within two days after such termination) pay Investors all Expenses of Investors, but not to exceed $1.0 million.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

                 7.01.    Filings and Approvals.

                 (a) Each party will use all reasonable efforts and will cooperate with the other in the preparation and filing, as soon as practicable, of all applications or other documents required to obtain regulatory approvals and consents required from the Federal Reserve Board, the OTS and the Comptroller and from any other applicable regulatory authorities and provide copies of nonconfidential portions of such applications, filings and related correspondence to the other parties. Prior to filing each application, registration statement or other documents with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the nonconfidential portions of each such application, registration statement or other document. Each of Firstar and Investors shall ensure that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in any documents to be filed with the Federal Reserve Board, the OTS, the Comptroller or any other regulatory agency in connection with the transactions contemplated hereby will, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein. Each party will use all reasonable efforts and will cooperate with the other parties in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in Article VIII to be satisfied and to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event the Federal Reserve Board, OTS, Comptroller or other regulatory agency requests information pertaining to Investors or Investors Bank, to the extent permitted by the agency, Investors shall have the right to submit such information directly to the regulatory agency making such request, and Investors shall provide copies of such information to Firstar. Firstar shall keep Investors advised of all material regulatory developments in a timely manner.

                 (b) In the event of a restraining order or injunction which prevents the Closing by reason of the operation of Section 8.01(d), Investors, Firstar and Sub shall use their respective best efforts to cause such order or injunction to be lifted and the Closing consummated as soon as reasonably practicable.

                 7.02.    Registration Statement.

                 (a) For the purposes (i) of holding a meeting of the stockholders of Investors to approve this Agreement and the Merger (the "Meeting") and (ii) of registering the Firstar Common Stock to be issued to holders of Investors Common Stock in connection with the Merger with the SEC and with applicable state securities authorities, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "S-4"), which shall include a prospectus/proxy statement satisfying all applicable requirements of the Securities Act, the Exchange Act, applicable state securities laws and the rules and regulations thereunder (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement").

                 (b) Firstar shall furnish such information concerning Firstar as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Firstar, to be prepared in accordance with Section 7.02(a). Firstar agrees promptly to advise Investors if any time prior to the Meeting any information provided by Firstar in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission. At the time the S-4 becomes effective and at the time the Prospectus/Proxy Statement is mailed to the stockholders of Investors and at all times subsequent to such mailing up to and including the time of the Meeting, the S-4 and such Prospectus/Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to Firstar (including the Firstar Subsidiaries) and the Firstar Common Stock, this Agreement, the Merger and all other transactions contemplated hereby, will (a) comply in all material respects with applicable provisions of the Securities Act and the Exchange Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

                 (c) Investors shall furnish Firstar with such information concerning Investors and the Investors Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Investors and the Investors Subsidiaries, to be prepared in accordance with Section 7.02(a). Investors agrees promptly to advise Firstar if at any time prior to the Meeting any information provided by Investors in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide Firstar with the information needed to correct such inaccuracy or omission. At the time the S-4 becomes effective and at the time the Prospectus/Proxy Statement is mailed to the stockholders of Investors and at all times subsequent to such mailing up to and including the time of the Meeting, the S-4 and such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to Investors (including the Investors Subsidiaries) and its stockholders, Investors Common

Stock, this Agreement, the Merger and all other transactions contemplated hereby will (a) comply in all material respects with applicable provisions of the Securities Act and the Exchange Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

                 (d) Firstar shall promptly file the S-4 with the SEC and applicable state securities agencies. Firstar shall use reasonable efforts to cause the S-4 to become effective under the Securities Act and applicable state securities laws at the earliest practicable date. Investors authorizes Firstar to utilize in the S-4 the information concerning Investors and its Subsidiaries provided to Firstar for the purpose of inclusion in the Prospectus/Proxy Statement. Investors shall have the right to review and comment on the form of proxy statement included in the S-4. Firstar shall advise Investors promptly when the S-4 has become effective and of any supplements or amendments thereto, and Firstar shall furnish Investors with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the Securities Act.

                 7.03.    Indemnification and Insurance.

                 (a) From and after the Effective Time, Firstar shall indemnify, defend and hold harmless each person who is now, or has been at any time to the date hereof or who becomes prior to the Effective Time, an officer or director of Investors or any of the Investors Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Firstar, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Investors or any of its Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the Merger and other transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time (the "Indemnified Liabilities") to the full extent permitted under applicable Delaware or federal law as of the date hereof or as amended prior to the Effective Time and under the Investors Certificate and Investors' bylaws as in effect on the date hereof (and Firstar shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under the Investors Certificate or such bylaws, upon receipt of any undertaking contemplated by Section 8.05(a) of the Bylaws of Firstar). Any Indemnified Party wishing to claim indemnification under this Section 7.03(a), upon learning of any Claim, shall notify Firstar (but the failure to so notify Firstar shall not relieve Firstar from any liability which Firstar may have under this Section 7.03(a) except to the extent Firstar is prejudiced thereby) and shall deliver to Firstar any undertaking contemplated by Section 8.05(a) of the bylaws of Firstar. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this
Section 7.03(a)





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
unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified Parties. Firstar shall use its best efforts to assure, to the extent permitted under applicable law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the Investors Certificate and Investors' bylaws, as in effect as of the date hereof, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), shall survive the Merger. The obligations of Firstar described in this Section 7.03(a) shall continue in full force and effect, without any amendment thereto, for a period of not less than five years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim. Nothing in this
Section 7.03(a) shall affect the obligations to be assumed in the Merger by Firstar to indemnify former directors and officers of Investors or Investors Bank pursuant to the terms of the indemnification agreements in effect as of the date hereof and as disclosed to Firstar in the Investors Disclosure Letter.

                 (b) From and after the Effective Time, the directors, officers, and employees of Investors and the Investors Subsidiaries who become directors, officers or employees of Firstar or any of its Subsidiaries, except for the indemnification rights set forth in Section 7.03(a), shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers and employees of Firstar are entitled under the provisions of the Restated Articles of Incorporation of Firstar or similar governing documents of Firstar and its Subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Date.

                 (c) The obligations of Firstar provided under Sections 7.03(a) are intended to benefit, and be enforceable against Firstar directly by, the Indemnified Parties, and shall be binding on all respective successors of Firstar.

                 (d) For three years from and after the Effective Time, Firstar will maintain or cause Sub to maintain Investors' current insurance policy for directors' and officers' liabilities or an equivalent policy having terms and conditions no less favorable to all present and former directors and officers of Investors and the Investors Subsidiaries who are covered by such current insurance policy than those in effect for such persons on the date of this Agreement; provided, however, that (i) Firstar's obligation under this subsection (d) shall be satisfied as to any year at such time as Firstar and/or Sub shall have incurred annual costs to maintain insurance in accordance with this subsection equal to 150% of the annual premium charge heretofore paid by Investors and (ii) such directors and officers may be required to make application and provide customary representations and warranties to Firstar's insurance carrier for the purpose of obtaining such coverage.

                 7.04.    Reports.

                 (a) Prior to the Effective Time, (i) Investors shall prepare and file as and when required all Investors Reports and (ii) Firstar shall prepare and file as and when required all Firstar Reports.

                 (b) Investors and Firstar shall prepare such Investors Reports and Firstar Reports, respectively, such that (i) they comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they are filed and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) with respect to any Investors Reports or Firstar Reports containing financial information of the type included in the Investors Financial Statements or the Firstar Financial Statements, respectively, the financial information (A) is prepared in accordance with generally accepted accounting principles as utilized in the Investors Financial Statements or the Firstar Financial Statements, as the case may be, applied on a consistent basis (except as stated therein or in the notes thereto), (B) presents fairly the consolidated financial condition of Investors or Firstar, as the case may be, at the dates, and the consolidated results of operations and cash flows for the periods, stated therein and (C) in the case of interim fiscal periods, reflects all adjustments, consisting only of normal recurring items, subject to year-end audit adjustments.

                 7.05. Brokers or Finders. Each of Firstar and Investors represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Piper Jaffray Inc., whose fees and expenses will be paid by Investors in accordance with Investors' agreement with such firm (a copy of which has been delivered by Investors to Firstar prior to the date of this Agreement), and each of Firstar and Investors respectively agree to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate. Investors represents that neither it nor its Subsidiaries has paid or agreed to pay any fee to its legal counsel, Dorsey & Whitney, or its certified public accountants, KPMG Peat Marwick, other than on the basis set forth in Section 5.03(n) in connection with the transactions contemplated by this Agreement.

                 7.06. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Bank Merger Agreement, subject to the appropriate vote of stockholders of Investors described in
Section 8.01(a), including cooperating fully with the other party. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest Sub with full title to all properties, assets, rights, approvals, immunities and franchises of either of Sub or Investors, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                 7.07. Environmental Audits. Firstar shall engage, at Investors' expense, an environmental consulting engineering firm, reasonably acceptable to Investors, to perform environmental site assessments of parcels of the Investors Property comprising all operating facilities of Investors and the Investors Subsidiaries (whether owned or leased) or otherwise carried on the books of Investors or any Investors Subsidiary (other than single family residential real property) including, but not limited to, "real estate owned" properties of Investors or any Investors Subsidiary (collectively, the "Audited Properties") which shall satisfy the American Society of Testing and Materials "Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process" (ASTM Designation: E-1527-93) (the "Environmental Audits") and render reports of the Environmental Audits (the "Environmental Reports") to determine, to Firstar's satisfaction, whether there are any indications or evidence that (i) any Toxic Substance has been stored, deposited, treated, recycled, used or accidentally or intentionally disposed of, discharged, spilled, released, dumped, emitted or otherwise placed on, under or at, or used in any construction on, any such Audited Property, (ii) any such Audited Property is contaminated by or contains any Toxic Substance or
(iii) any violations of Environmental Laws have occurred or are likely to occur on any Audited Property. The scope of the Environmental Audits shall include any testing or sampling of materials to determine, to Firstar's satisfaction, whether any cleanup, removal, remedial action or other response is required to bring the Audited Properties into material compliance with Environmental Laws or to eliminate any condition that could result in a material liability as a result of the ownership, lease, operation or use of any Audited Property and the estimated cost of such cleanup, removal, remedial action or other response. Firstar will use reasonable efforts to engage an environmental consulting engineering firm within 10 days of the date hereof and Firstar and Investors will use reasonable efforts to cause the Environmental Audits to be completed within 45 days of the date hereof. Nothing contained in the Environmental Reports shall diminish or expand Investors' obligations with respect to the representations and warranties in Section 3.07 or affect the consequences of any such representation or warranty proving to have been untrue, incomplete or misleading in any respect. Notwithstanding the foregoing, (i) if this Agreement and the transactions contemplated hereby are terminated, then Firstar shall reimburse Investors for expenses incurred pursuant to this Section 7.07 and (ii) this Section 7.07 shall not apply to the Investor Properties identified on Exhibit 7.07.

                 7.08. Firstar Benefit Plans. On or before the first January 1 that is at least 90 days after the Effective Time, Firstar shall provide to retained employees of Investors or of any Investors Subsidiary all corporate-wide employee retirement, health, dental, life and long-term disability benefits that Firstar and its subsidiaries provide to their similarly situated employees, subject to the age and eligibility requirements for such benefits. Each such employee's last continuous period of service prior to the Effective Time with Investors or any Investors Subsidiary shall count for purposes of determining eligibility and vesting (but not benefit amounts) for all such benefits. If such coverage under the Firstar benefits is not provided immediately after the Effective Time, Firstar shall continue the Investors' plans until the comparable coverage is effective under Firstar's plans so that no lapse in benefit occurs. Without limiting the generality of the foregoing, no preexisting condition limits shall be applied to participants in Investors Benefit Plans upon their eligibility for such Firstar benefits (except for continuation of any such limits that were in effect under the respective Investors Benefit Plans).

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

                 8.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

                 (a) Corporate Approval. The Merger Agreements shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of Investors Common Stock.

                 (b) Regulatory Approvals. The Merger Agreements and the transactions contemplated hereby and either the Bank Merger Agreement and the transactions contemplated thereby or the acquisition of all of Investors Bank's assets by two de novo national banking associations to be chartered by Sub shall have been approved by the Federal Reserve Board, the Comptroller and the OTS without any condition not reasonably satisfactory to Firstar, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

                 (c) S-4; Securities Laws. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order. Firstar shall have received all state securities or "blue sky" permits, exemptions or permits under applicable takeover laws and other authorizations necessary to issue the Firstar Common Stock in exchange for the Investors Common Stock and to consummate the Merger.

                 (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect.

                 (e) Listing of Firstar Common Stock. The Firstar Common Stock issuable in the Merger shall have been authorized for listing on the New York Stock Exchange, upon official notice of issuance.

                 (f) Tax Opinion. An opinion of Foley & Lardner, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Firstar, Sub and Investors will each be a party to that reorganization within the meaning of Section 368(b) of the Code, dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is first mailed to stockholders of Investors, shall have been delivered to Investors and to Firstar and shall not have been withdrawn or modified in any material respect.

                 (g) Fairness Opinion. Investors shall have received, in form reasonably satisfactory to Investors, an opinion of Piper Jaffray, Inc., dated as of the date of the Prospectus/Proxy Statement, substantially to the effect that the consideration to be received in the Merger by Investors' stockholders is fair to such stockholders from a financial point of view, which opinion may be included in the Prospectus/Proxy Statement. Notwithstanding the foregoing, this condition shall be deemed waived if the Prospectus/Proxy Statement is mailed to Investors' stockholders without such opinion.

                 8.02. Conditions of Obligations of Firstar and Sub. The obligations of Firstar and Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived in writing by Firstar and Sub:

                 (a) Representations and Warranties. (i) Each of the representations and warranties of Investors set forth in this Agreement, without giving effect to any update to the Investors Disclosure Letter or notice to Firstar under Section 5.05, shall be true and correct in all material respects as of the date of this Agreement, (ii) in the aggregate, such representations and warranties, without giving effect to any update to the Investors Disclosure Letter or notice to Firstar under Section 5.05, shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for changes expressly contemplated by this Agreement, and (iii) Firstar and Sub shall have received a certificate signed on behalf of Investors by the chief executive officer and by the chief financial officer of Investors to such effect.

                 (b) Performance of Obligations of Investors. Investors shall have performed in all material respects each of the obligations required to be performed by it under this Agreement, the Plan of Merger and the Bank Merger Agreement at or prior to the Closing Date, and Firstar and Sub shall have received a certificate signed on behalf of Investors by the chief executive officer and by the chief financial officer of Investors to such effect.

                 (c) Consents Under Agreements. Investors shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by Sub pursuant to the Merger to any obligation, right or interest of Investors or any Investors Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have an Investors Material Adverse Effect, whether prior to or following the consummation of the transactions contemplated hereby.

                 (d) Pooling Opinions. Firstar shall have received an opinion from KPMG Peat Marwick, as independent public accountants of Firstar, and an opinion from KPMG Peat Marwick, as independent public accountants of Investors, to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with the Merger Agreements.

                 (e) No Amendments to Resolutions. Neither the Board of Directors of Investors nor any committee thereof shall have (i) amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of Investors at a meeting duly called and held on August 21, 1994 (accurate and complete copies of which have been provided to Firstar) in any manner that adversely affects Firstar or (ii) adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions in any manner that adversely affects Firstar.

                 (f) No Material Adverse Change. There shall have been no material adverse change since the date of this Agreement in the business, operations, prospects or financial condition of Investors and the Investors Subsidiaries taken as a whole, other than any changes resulting primarily by reason of changes in savings institution laws or regulations (or interpretations thereof), changes in the general level of interest rates or changes in economic, financial or market conditions affecting the savings institution industry generally in the regions in which Investors and the Investors Subsidiaries operate, and Firstar and Sub shall have received a certificate signed on behalf of Investors by the chief executive officer and by the chief financial officer of Investors to such effect.

                 (g) No Proceeding or Litigation. No material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against Firstar, Investors or any affiliate, associate, officer or director of either of them (other than litigation commenced by Firstar or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or prevent the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions.

                 (i) Accountant's Review Letters. Firstar shall have received the letters described in Section 5.03 regarding the financial statements of Investors.

                 (j) Opinion of Counsel. Investors shall have delivered to Firstar an opinion of its counsel, Dorsey & Whitney, dated as of the Closing Date and in form and substance satisfactory to the counsel of Firstar, to the effect that: (i) Investors is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation with full corporate power and authority to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated thereby; (ii) Investors is registered as a savings and loan holding company under the SLHC Act; (iii) Investors Bank is a federally chartered savings bank duly organized, validly existing and in good standing under the laws of the United States; (iv) Investors has the corporate power to consummate the transactions on its part contemplated by this Agreement; (v) Investors Bank has the corporate power to consummate the transactions on its part contemplated by the Bank Merger Agreement; (vi) this Agreement and the Plan of Merger have been duly and validly authorized, executed and delivered on behalf of Investors and constitute (subject to standard exceptions to enforceability arising from the bankruptcy laws and rules of equity and to claims relating to conformance with fiduciary obligations) valid and binding agreements of Investors; (vii) the Bank Merger Agreement has been duly and validly authorized, executed and delivered on behalf of Investors Bank and constitutes (subject to standard exceptions to enforceability arising from the bankruptcy laws and rules of equity) a valid and binding agreement of Investors Bank; (viii) the execution of the Articles of Merger and Certificate of Merger by Investors has been duly and validly authorized; (ix) neither the execution and delivery of this Agreement and the Plan of Merger by Investors and the consummation of the transactions contemplated hereby, nor the execution and delivery of the Bank Merger Agreement by Investors Bank and the consummation of the transactions contemplated thereby, result in a Violation pursuant to any provision of the Investors Certificate, the by-laws of Investors, the charter, certificate or articles of incorporation or by-laws of any Investors Subsidiary, the DGCL, to the knowledge of such counsel, any agreement included in a certificate delivered to such counsel and Firstar by the chief executive officer and the chief financial officer of Investors setting forth all agreements to which Investors or any Investors Subsidiary is a party that are material to Investors and its Subsidiaries taken as a whole; and (x) in the course of the preparation of the S-4 and the Prospectus/Proxy Statement such counsel has considered the information set forth therein relating to Investors in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of Investors and Firstar, including their respective counsel and independent public accountants, during the course of which the contents of the S-4 and the Prospectus/Proxy Statement and related matters relating to Investors were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the S-4 or the Prospectus/Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representative of Investors and Firstar. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the S-4 (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Firstar as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus/Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Firstar, as to which such counsel expresses no belief), at the time the S-4 became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (l) Reserve for Losses on Loans. As of and on the Closing Date, Investors' consolidated reserve for losses on loans after all anticipated loan losses have been charged off shall not be less an amount requested by Firstar.

                 8.03. Conditions of Obligations of Investors. The obligation of Investors to effect the Merger is subject to the satisfaction of the following conditions unless waived by Investors:

                 (a) Representations and Warranties. (i) Each of the representations and warranties of Firstar and Sub set forth in this Agreement, without giving effect to any notice to Investors pursuant to Section 6.04, shall be true and correct in all material respects as of the date of this Agreement, (ii) in the aggregate, such representations and warranties, without giving effect to any update to the Firstar Disclosure Letter or notice to Investors under
Section 6.04, shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations speak as of an earlier date) except for changes expressly contemplated by this Agreement, and (iii) Investors shall have received a certificate signed on behalf of Firstar by the Chief Executive Officer and by the chief financial officer of Firstar to such effect.

                 (b) Performance of Obligations of Firstar and Sub. Firstar and Sub shall have performed in all material respects each of the obligations required to be performed by them under this Agreement and the Plan of Merger at or prior to the Closing Date, and Investors shall have received a certificate signed on behalf of Firstar by the Chief Executive Officer and by the chief financial officer of Firstar to such effect.

                 (c) Consents Under Agreements. Firstar shall have obtained the consent or approval of each person (other than the Federal Reserve Board) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Investors, individually or in the aggregate, have a Firstar Material Adverse Effect or upon the consummation of the transactions contemplated hereby.

                 (d) No Amendments to Resolutions. Neither the Board of Directors of Firstar nor any committee thereof shall have amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of Firstar at a meeting duly called and held on July 21, 1994 and shall not have adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions.

                 (e) Opinion of Counsel. Firstar shall have delivered to Investors an opinion of Howard H. Hopwood III, Senior Vice President and General Counsel of Firstar, dated as of the Closing Date and in form and substance reasonably satisfactory to the counsel of Investors, to the effect that: (i) each of Firstar and Sub is a corporation validly existing under the laws of its jurisdiction of incorporation with full corporate power and authority to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated thereby; (ii) all corporate proceedings on the part of Firstar and Sub necessary to be taken in connection with the Merger and (except for the filing of the Articles of Merger and Certificate of Merger) necessary to make same effective have been duly and validly taken; (iii) this Agreement has been duly and validly authorized, executed and delivered on behalf of Firstar and constitutes (subject to standard exceptions to enforceability arising from the bankruptcy laws and rules of equity) a valid and binding agreement of Firstar; (iv) the execution of the Articles of Merger and Certificate of Merger by Firstar and Sub has been duly and validly authorized; (v) the shares of Firstar Common Stock to be issued in the Merger will, when issued, be duly authorized, validly issued, fully paid and non-assessable (except as provided in Section 180.0622(2)(b) of the WBCL); and
(vi) in the course of the preparation of the S-4 and the Prospectus/Proxy Statement such counsel has considered the information set forth therein relating to Firstar in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of Investors and Firstar, including their respective counsel and independent public accountants, during the course of which the contents of the S-4 and the Prospectus/Proxy Statement and related matters relating to Firstar were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the S-4 or the Prospectus/Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representative of Investors and Firstar. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the S-4 (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Investors as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus/Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Investors, as to which such counsel expresses no belief), at the time the S-4 became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (f) No Material Adverse Change. There shall have been no material adverse change since the date of this Agreement in the business, operations, prospects or financial condition of Firstar and the Firstar Subsidiaries taken as a whole, other than any changes resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rates or changes in economic, financial or market conditions affecting the banking industry generally in the regions in which Firstar and the Firstar Subsidiaries operate, and Investors shall have received a certificate signed on behalf of Firstar by the Chief Executive Officer and by the chief financial officer of Firstar to such effect.

                 (g) No Proceeding or Litigation. No material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against any officer or director of Investors (other than litigation commenced by Investors or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or prevent the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions, where such action, suit or proceeding is reasonably likely to result in material personal liability to such officer(s) or director(s) (other than liability reasonably likely to be covered by indemnification and/or insurance).

                                   ARTICLE IX
                                   INDUCEMENT

                 9.01. Inducement. (a) Subject to subsection (d), as a condition and inducement to Firstar's willingness to enter into and perform this Agreement, in the event that a Trigger Event (as hereinafter defined) has occurred, then Investors shall pay to Firstar a fee of $4,500,000

(the "Termination Fee"). Such fee shall be payable in immediately available funds within two days following the occurrence of a Trigger Event.

                 (b) As used herein, "Trigger Event" shall mean the occurrence of one or more of the following events:

                          (i)     A Transaction Proposal (as defined below)
shall have occurred;

                          (ii)    Termination of this Agreement following a
wilful and material breach thereof by Investors;

                          (iii) (A) The Board of Directors of Investors (1) shall have withdrawn, modified or amended in any respect its approval or recommendation of this Agreement or the transactions contemplated thereby, or (2) shall not at the appropriate time have recommended or shall have withdrawn, modified or amended in any respect its recommendation that its stockholders vote in favor of this Agreement, or (3) shall not have included such recommendation in the Prospectus/Proxy Statement, or (B) the Board of Directors of Investors shall have resolved to do any of the foregoing; or

                          (iv) The condition described in Section 8.01(g) shall not have been satisfied and Investors' stockholders shall have failed to approve this Agreement at a meeting duly called and held.

                 (c) As used in this Agreement, "Person" shall mean any individual, firm, corporation, or other entity and shall include any syndicate or group of persons deemed to be a "person" by Section 13(d)(3)(e) of the Exchange Act. As used in this Agreement, "Transaction Proposal" shall mean (A) a bona fide tender offer or exchange offer for at least 15% of the then outstanding shares of any class of voting capital stock of Investors shall have been made by any Person (excluding Firstar or any of its Subsidiaries or Affiliates), (B) a merger, consolidation or other business combination with Investors or with Investors Bank shall have been effected by any Person, or an agreement relating to any such transaction shall have been entered into, (C) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (whether in one transaction or a series of related transactions) involving a substantial part of Investors' consolidated assets (including stock of Investors Bank), or all or a substantial part of the assets of Investors Bank, to any Person shall have been effected, or any agreement relating to such transaction shall have been entered into, (D) the acquisition by any Person, other than (1) Firstar or any Subsidiary or Affiliate of Firstar (other than in a fiduciary capacity) or (2) any of Investors' Subsidiaries in a fiduciary capacity for third parties, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, which will be deemed for purposes hereof to provide that such Person beneficially owns any shares of the capital stock of Investors that may be acquired by such person pursuant to any right, option, warrant or other agreement, regardless of when such acquisition would be permitted by the terms thereof) of 15% or more of the outstanding shares of any class of the voting capital stock of Investors (including capital stock currently beneficially owned by such Person) or, if such Person currently beneficially owns 15% or more of the outstanding shares of any class of voting capital stock of Investors, of any additional shares of the voting capital stock of Investors (other than pursuant to such Person's rights and obligations as of the date hereof under Investors Options and/or Investors Warrants), (E) any reclassification of securities or recapitalization of Investors or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of any class of equity security (including securities convertible into equity securities) of Investors which is owned by any Person (excluding Firstar or any of its Subsidiaries or Affiliates) shall have been effected, or any agreement relating to such transaction shall have been entered into or plan with respect thereto adopted, (F) any transaction having an effect similar to those described in (A) through (E) above, or (G) a public announcement with respect to a proposal, plan or intention by Investors or another Person (excluding Firstar or any of its Subsidiaries or Affiliates) to effect any of the foregoing transactions (which may include publication of notice of the filing of an application under the BHC Act, the HOLA, the SLHC Act, the FDI Act or the Change in Bank Control Act, as amended); provided, however, that in the case of the events described in clauses (A) and (G) in this definition, and events described in clause (F) having an effect similar to those described in clause (A) (the "Events"), such Events shall not constitute a "Transaction Proposal" hereunder unless after the occurrence of any such Event, either (x) the Board of Directors of Investors
(1) recommends such Event to its stockholders for acceptance or (2) fails to undertake such acts as Firstar reasonably requests to oppose such Event (provided that Investors not incur significant legal expense); or (y) Investors' stockholders shall have failed to approve this Agreement at a meeting duly called for such purpose.

                 (d) The rights of Firstar under this Section 9.01 shall terminate upon the earliest to occur of (1) the Effective Time, (2) the termination of this Agreement by Investors pursuant to Section 10.01(a)(ii),
(3) the termination of this Agreement by mutual agreement of the parties, (4) the expiration of six months after the termination of this Agreement pursuant to Section 10.01(a)(iv), (5) the termination of this Agreement pursuant to
Section 10.01(a)(iii), Section 10.01(a)(v) or Section 10.01(a)(vii), (6) the expiration of six months after the termination of this Agreement pursuant to
Section 10.01(a)(vi) other than such a termination where nonapproval by stockholders of Investors was preceded by a Transaction Proposal, (7) the expiration of one year after the termination of this Agreement (other than terminations described in clauses (2) - (6)), or (8) the irrevocable payment of a Termination Fee to Firstar.

                                   ARTICLE X
                           TERMINATION AND AMENDMENT

                 10.01. Termination. (a) This Agreement and the Plan of Merger may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Investors:

                 (i) by mutual consent of the Board of Directors of Firstar and the Board of Directors of Investors;

                 (ii) by either Firstar or Investors (A) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of Investors, on the one hand, or Firstar and Sub, on the other hand, respectively, set forth in this Agreement, or (B) if the representations and warranties of Investors, on the one hand, or Firstar and Sub, on the other hand, respectively, shall be discovered to have become materially untrue in the aggregate, in either case which breach or other condition has not been cured within 10 business days following receipt by the nonterminating party of notice of such breach or other condition;

                 (iii) by either Firstar or Investors if any permanent Injunction preventing the consummation of the Merger shall have become final and nonappealable;

                 (iv) by either the Board of Directors of Firstar or the Board of Directors of Investors if the Merger shall not have been consummated before August 15, 1995, for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

                 (v) by the Board of Directors of either of Firstar or Investors if the Federal Reserve Board, the Comptroller or the OTS has denied approval of the Merger or the Bank Merger and neither Firstar nor Investors has, within 30 days after the entry of the order denying such approval, filed a petition seeking review of such order as provided by applicable law;

                 (vi) by either Investors or Firstar, if this Agreement and the Merger are not duly approved by the stockholders of Investors after a vote thereon at a meeting of stockholders (or any adjournment thereof) duly called and held for such purpose;

                 (vii) by Investors, on either of the two trading days immediately after the Ten-Day Calculation Period, as defined below, if both of the following conditions are satisfied:

                           (1) the average of the daily closing prices of a share of Firstar Common Stock as reported on the consolidated tape of the NYSE during the Ten-Day Calculation Period (the "Firstar Average Price") is less than $29.00; and

                           (2) the number obtained by dividing the Firstar Average Price by the closing price of Firstar Common Stock as reported on the consolidated tape of the NYSE on the trading day immediately preceding the public announcement of this Agreement is less than the number obtaining by dividing the Final Index Price (as defined in subsection (b) below) by the Initial Index Price (as defined in subsection (b) below) and subtracting .125 from such quotient;

                 (viii) by Investors, if (1) any Person (other than Firstar or any affiliate of Firstar) shall have commenced (as such term is used in Rule 14d-2(b) under the Exchange Act) a bona fide tender offer for all outstanding shares of Investors Common Stock or any Person shall have made a bona fide written offer involving a merger or consolidation of

         Investors or the acquisition of all or substantially all of its assets, (2) Investors' Board of Directors shall determine, based on advice of Investors' independent financial advisors, that such offer is a material economic improvement to Investors' stockholders when compared to the Merger, (3) Investors' Board of Directors, after consultation with and based upon receipt of written advice from Dorsey & Whitney (a copy of which Investors shall promptly deliver to Firstar), or other counsel acceptable to Firstar, determines in good faith that recommending such tender offer or accepting such written offer is required for the Board of Directors to comply with its fiduciary duties to Investors' stockholders under applicable law, and
         (4) Investors or the Person commencing such tender offer or submitting such written offer shall have irrevocably paid the Termination Fee to Firstar; provided, however, that Investors may not terminate the Agreement pursuant to this Section 10.01(a)(viii) until the expiration of five business days after written notice of any such offer referenced in this Section 10.01(a)(viii) has been delivered to Firstar, together with a summary of the terms of any such offer;

                 (ix) without further action of either party hereto, upon the irrevocable payment to Firstar of the Termination Fee following the occurrence of a Trigger Event, unless (A) prior to the Trigger Event there has been a wilful and material breach of this Agreement by Investors other than a breach resulting from an Excused Action (as defined below), or (B) such Trigger Event is the occurrence of a Transaction Proposal caused by an action or inaction by Investors that is a wilful breach of any covenant in this Agreement, except an Excused Action, or (C) such Trigger Event is an action or inaction by Investors described inSection 9.01(b)(iii) or (iv) that is not the result of an action that the Board of Directors of Investors, after consultation with counsel, determines in good faith is required to comply with its fiduciary duties to stockholders under applicable law. For purposes of this Section 10.01(a)(ix, "Excused Action" shall mean any action, or the failure to act, by Investors where the Board of Directors of Investors, after consultation with and based on the written advice of counsel (a copy of which is furnished to Firstar), determines in good faith that such actions or inactions are required by the Board of Directors of Investors to comply with its fiduciary duties to Investors' stockholders under applicable law to facilitate a Transaction Proposal or a Competing Transaction with a party other than Investors or any of its Representatives; or

                 (x) by Firstar, if, after the date hereof, any Person shall have commenced (as such term is used in Rule 14d-2(b) under the Exchange Act) abona fide tender offer or exchange offer to acquire at least 20% of the then outstanding shares of Investors Common Stock, or if the Board of Directors of Investors shall have withdrawn, modified or changed its recommendation of this Agreement or the Merger.

                 (b)  For purposes of this Section 10.01:

                 (i) The "Index Group" shall mean all of those companies listed on Exhibit 10.01 the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the Ten-Day Calculation Period for such company to acquire another company or companies in transactions with a value exceeding

         10% of the acquiror's market capitalization or for such company to be acquired. In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted proportionately.

                 (ii) The "Initial Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 10.01) of the per share closing prices of the common stock of the companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of this Agreement.

                 (iii) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the Ten-Day Calculation Period.

                 (iv) The "Final Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 10.01) of the Final Prices for all of the companies comprising the Index Group.

                 (v) The "Ten-Day Calculation Period" shall mean the ten (10) consecutive trading days ending at the end of the third business day preceding the date of the Meeting specified in the Prospectus/Proxy Statement.

If Firstar or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Meeting Date, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of this Agreement.

                 10.02. Investigation and Review. Subject to the next following sentence, at any time prior to the 21st day following the date of this Agreement, Firstar may, by action of the Interstate Banking and Acquisitions Committee of the Board of Directors of Firstar (the "Firstar Committee"), elect to terminate this Agreement on behalf of Firstar and Sub as a result of any information obtained in the course of its investigation and review of (i) Investors' portfolios of consumer loans, commercial real estate loans, second mortgage loans and other mortgage loans, (ii) all non-accrual and restructured loans, (iii) all REO or real estate in judgment and (iv) the underwriting of fixed rate and adjustable rate first mortgage loans, which, in the good faith opinion of the Firstar Committee, indicates circumstances or events that (a) have, or are reasonably likely to have, an Investors Material Adverse Effect or (b) materially detract from the value of Investors and its Subsidiaries to Firstar. Notwithstanding the foregoing, Firstar may pursuant to a written instrument signed by it (which shall not be deemed to be an amendment or modification to this Agreement) terminate its rights to terminate this Agreement pursuant to this Section as of any date prior to such 21st day which is specified in such written instrument.

Nothing in this Section shall be construed (i) to limit the period of time during which Firstar may conduct its investigation and review of Investors,
(ii) to limit any duty of Investors otherwise to cooperate with the investigation and review by Firstar subsequent to the period established pursuant to the first sentence of this section, or (iii) to limit or qualify in any respect the representations and warranties of Investors to Firstar set forth in this Agreement as a result of any such investigation and review.

                 10.03. Effect of Termination. In the event of termination of this Agreement by either Investors or Firstar as provided in Section 10.01 or Section 10.02, this Agreement and the Plan of Merger shall forthwith become void and there shall be no liability or obligation on the part of Firstar or Investors or their respective officers or directors except (a) with respect to Sections 5.08, 6.11, 7.05, 7.07, and 9.01, and (b) to the extent that such termination (other than a termination in accordance with Section 10.01(a)(ix)) results from the willful breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that actions by Investors that are reasonably required to facilitate a transaction that entitles Investors to terminate this Agreement pursuant to Section 10.01(a)(viii) and for the Board of Directors of Investors to comply with its fiduciary duties to Investors' stockholders under applicable law (as such duties are determined in accordance with Section 10.01(a)(viii)(3)) shall not constitute a willful breach by Investors of any of its representations, warranties, covenants or agreements set forth in this Agreement for purposes of this clause (b).

                 10.04. Amendment. Subject to the next following sentence, this Agreement and the Plan of Merger may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors (or, in the case of Firstar, the Firstar Committee) at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Investors, but after any such approval by the stockholders of Investors, no amendment shall be made which has any of the effects described in Section 251(d) of the DGCL. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                 10.05. Extension; Waiver. At any time prior to the Effective Time, Firstar and Sub, on the one hand, and Investors, on the other hand, by action taken or authorized by their respective Boards of Directors (or, in the case of Firstar, the Firstar Committee), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered by the other pursuant hereto, and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE XI
                               GENERAL PROVISIONS

                 11.01. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 2.01, 2.02, 2.03, 2.04, 6.05, 6.06, 6.07,
6.08, 7.03 and 7.06, the last sentence of Section 10.04 and Article XI, and the agreements delivered pursuant to Section 3.20, Section 5.06, Section 6.07 and
Section 6.08.

                 11.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with receipt confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                 (a)       if to Firstar and/or Sub, to

                           Firstar Corporation
                           Attention:  Jon H. Stowe,
                           Executive Vice President
                           777 East Wisconsin Avenue
                           Milwaukee, WI  53202
                           Telecopy:  (414) 765-4349

                           with a copy to:

                           Firstar Corporation
                           Attention:  Howard H. Hopwood III,
                           Senior Vice President and General Counsel
                           777 East Wisconsin Avenue
                           Milwaukee, WI  53202
                           Telecopy:  (414) 765-6111

                 (b)       if to Investors, to

                           Investors Bank Corp.
                           Attention:  James M. Burkholder
                           President and Chief Executive Officer
                           200 East Lake Street
                           Wayzata, Minnesota  55391
                           Telecopy:  (612) 475-8727

                           with a copy to:

                           Dorsey & Whitney
                           Attention:  Thomas O. Martin, Esq.
                           220 South 6th Street
                           Minneapolis, Minnesota  55402-1498
                           Telecopy:  (612) 340-8738

                 11.03. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

                 11.04. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                 11.05. Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein, including the Bank Merger Agreement and the Plan of Merger) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the rights and obligations of Firstar and Investors under the confidentiality letter agreement, dated March 10, 1994, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

                 11.06. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Wisconsin, except as the MBCA and the DGCL are expressly applicable to the Merger.

                 11.07. Publicity. The parties hereto agree that they will consult with each other concerning any proposed press release or public announcement pertaining to the Merger and use their best efforts to agree upon the text of such press release or public announcement prior to the publication of such press release or the making of such public announcement.

                 11.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                 11.09. Knowledge of the Parties. Wherever in this Agreement any representation or warranty is made upon the knowledge of a party hereto that is not an individual, such knowledge shall include the actual knowledge, after due inquiry, of any executive officer of such party or an executive officer of any Subsidiary thereof.

                 IN WITNESS WHEREOF, Firstar, Sub and Investors have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                              FIRSTAR CORPORATION



                                        By: /s/ John A. Kielich
                                           ------------------------------
                                                Its: First Vice President
Attest:


 /s/ William J. Schulz
     ---------------------
Its:  First Vice President
            and Secretary

                        FIRSTAR CORPORATION OF MINNESOTA



                                        By: /s/ John A. Kielich
                                            ------------------------
                                                Its:  Vice President
Attest:


 /s/ Joan M. Fagan
- -------------------------
Its:  Assistant Secretary


                              INVESTORS BANK CORP.



                                        By: /s/ John G. Lohmann, Jr.
                                            ----------------------------------
                                                Its:  Executive Vice President
Attest:


 /s/ Daniel A. Arrigoni
 -----------------------------
Its:  Executive Vice President

                                                                       EXHIBIT A

                                 PLAN OF MERGER


                 PLAN OF MERGER, dated as of August 21, 1994 ("Plan of Merger"), by and between Firstar Corporation of Minnesota, a Minnesota corporation ("Sub"), and Investors Bank Corp., a Delaware corporation ("Investors"), and joined in by Firstar Corporation, a Wisconsin corporation ("Firstar"), for certain limited purposes.

                 WHEREAS, Investors is a corporation with authorized capital stock consisting of (i) 5,000,000 shares of common stock, $.01 par value ("Investors Common Stock"), of which 3,500,604 shares are validly issued and outstanding on the date hereof; and (ii) 1,000,000 shares of preferred stock, $.01 par value, of which 400,000 shares have been designated "Cumulative Perpetual Preferred Stock, Series 1991" ("Investors Preferred Stock"), in respect of which there are issued and outstanding 303,640 shares;

                 WHEREAS, Sub is a corporation with authorized capital stock of 10,000 shares of common stock, $1.00 par value ("Sub Common Stock"), 1,000 of which are validly issued and outstanding and are owned by Firstar;

                 WHEREAS, Firstar is a corporation duly organized and existing under the laws of Wisconsin;

                 WHEREAS, concurrently with the execution and delivery of this Plan of Merger, Firstar, Sub and Investors have entered into an Agreement and Plan of Reorganization (the "Agreement" and, together with this Plan of Merger, the "Merger Agreements") that contemplates the merger of Investors with and into Sub (the "Merger") upon the terms and conditions provided in this Plan of Merger and the Agreement and pursuant to the Minnesota Business Corporation Act (the "MBCA") and the Delaware General Corporation Law (the "DGCL");

                 WHEREAS, the Boards of Directors of Sub and Investors deem it fair and equitable to, and in the best short-term and long-term interests of, their respective corporations and stockholders that Investors be merged with and into Sub with Sub being the surviving corporation, and each such Board of Directors has approved this Plan of Merger, has authorized its execution and delivery and has directed that this Plan of Merger and the Merger be submitted to its respective stockholders for approval; and

                 WHEREAS, the Board of Directors of Firstar has authorized the execution and delivery of this Plan of Merger and the issuance of Firstar Common Stock (as defined in Section 2.01(a)) and the payment of cash pursuant hereto.

                 NOW, THEREFORE, in consideration of the premises and the agreements herein contained, the parties hereto adopt and agree to the following agreements, terms and conditions relating to the Merger and the mode of carrying the same into effect:

                                   ARTICLE I
                                   THE MERGER

                 1.01. The Merger. Subject to the terms and conditions of the Merger Agreements, Investors will be merged with and into Sub, which will be the surviving corporation, in accordance with and with the effect provided in the MBCA and the DGCL.

                 1.02. Effective Time of the Merger. Subject to the provisions of the Merger Agreements, (a) articles of merger (the "Articles of Merger") shall be duly prepared and executed by Sub and Investors and thereafter delivered to the Secretary of State of the State of Minnesota for filing, as provided in the MBCA, as soon as practicable on or after the Closing Date (as defined in the Agreement) and (b) a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by Sub and Investors and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as soon as practicable on or after the Closing Date. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and the Certificate of Merger with the Secretary of State of the State of Delaware or at such time within two business days thereafter as is provided in the Articles of Merger and the Certificate of Merger (the "Effective Time").

                 1.03.     Effects of the Merger.  (a) At the Effective Time,
(i) the separate existence of Investors shall cease and Investors shall be merged with and into Sub as provided in Section 302A.651 of the MBCA and Sections 251 and 252 of the DGCL (Sub and Investors are sometimes referred to herein as the "Constituent Corporations" and Sub is sometimes referred to herein as the "Surviving Corporation"), (ii) the Articles of Incorporation of Sub in effect as of the Effective Time (the "Articles") shall be the Articles of Incorporation of the Surviving Corporation, (iii) the By-laws of Sub in effect as of the Effective Time (the "By-laws") shall be the By-laws of the Surviving Corporation and (iv) the members of the Board of Directors and committees thereof and the officers of Sub immediately prior to the Effective Time shall be the members of the Board of Directors and committees thereof and the officers of the Surviving Corporation, respectively.

                 (b) At and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it. Any action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation shall be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted as a party in such action or proceeding in place of any Constituent Corporation.

                                   ARTICLE II
                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS;
                            EXCHANGE OF CERTIFICATES

                 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Investors Common Stock or Investors Preferred Stock, but subject to the provisions of Section 262 of the DGCL with respect to the rights of dissenting holders of Investors Preferred Stock:

                 (a) Conversion of Investors Common Stock. Subject to adjustment pursuant to Section 2.01(e) hereof and Section 2.05 of the Agreement, each then issued and outstanding share of Investors Common Stock shall be converted into the right to receive 0.8676 fully paid and nonassessable shares of common stock, $1.25 par value, of Firstar ("Firstar Common Stock"), including with each such share one-half of one Firstar Preferred Share Purchase Right ("Right") issued pursuant to the Rights Agreement dated as of January 20, 1989, between Firstar and Firstar Trust Company, as Rights Agent (the "Rights Agreement"). Prior to the Distribution Date (as defined in the Rights Agreement), all references in this Plan of Merger to the Firstar Common Stock to be received pursuant to the Merger shall be deemed to include the Rights.

                 (b) Conversion of Investors Preferred Stock. Each then issued and outstanding share of Investors Preferred Stock shall be converted into the right to receive $27.50 plus accumulated and unpaid dividends on such shares of Investors Preferred Stock to the Effective Time, payable in cash.

                 (c) Stock Held by Investors. Each then issued and outstanding share of Investors Common Stock or Investors Preferred Stock owned by Investors or any direct or indirect subsidiary of Investors (other than shares held in a fiduciary capacity) and each share of Investors Common Stock or Investors Preferred Stock issued and held in Investors' treasury will be cancelled and retired.

                 (d) Cancellation of Shares. All shares of Investors Common Stock and Investors Preferred Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Firstar Common Stock or cash, as the case may be, to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with the Plan of Merger, without interest.

                 (e) If prior to the Effective Time Firstar shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine its shares of Firstar Common Stock or declare a dividend or make a distribution on Firstar Common Stock of any security convertible into Firstar Common Stock or exercisable to purchase Firstar Common Stock (including, without limitation, distribution of any Firstar Rights after a Distribution
Date), appropriate adjustment or adjustments will be made in the conversion rate set forth in subsection (a).

                 (f) Each outstanding share of Investors Preferred Stock as to which dissenters' rights have been asserted in accordance with the procedures of the DGCL and not withdrawn shall be accorded the rights provided by the DGCL and shall not be converted into or represent rights to receive the cash hereunder unless and until the holder shall have failed to perfect or effectively withdrawn or lost such dissenters' rights.

                 2.02. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, Firstar shall deposit with Firstar Trust Company or such other bank or trust company designated by Firstar (and reasonably acceptable to Investors) (the "Exchange Agent") for the benefit of the holders of shares of Investors Common Stock and Investors Preferred Stock, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Firstar Common Stock and cash (such shares of Firstar Common Stock, together with any dividends or distributions with respect thereto, and such cash being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for shares of Investors Common Stock and Investors Preferred Stock outstanding immediately prior to the Effective Time. The Exchange Agent may invest the cash deposited with it in such manner as Firstar directs. Any net profit resulting from, or interest or income produced by, such investment shall be payable to the Surviving Corporation. Firstar shall replace any monies lost through any investment made at its direction pursuant to this Section 2.02(a). To the extent Firstar owns shares of Firstar Common Stock as treasury stock, such shares may be deposited into the Exchange Fund.

                 (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Investors Common Stock and Investors Preferred Stock (the "Certificates") whose shares were converted into the right to receive shares of Firstar Common Stock or cash pursuant to Section
2.01 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Firstar and Investors may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Firstar Common Stock or cash, as the case may be. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Firstar, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Firstar Common Stock, or the amount of cash, as the case may be, which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, certificates surrendered for exchange by any person deemed an "affiliate" of Investors (as defined in Section 3.22 of the Agreement) shall not be exchanged for the consideration deliverable pursuant to the provisions of this Article II until Firstar has received a written agreement from such person as provided in
Section 5.06 of the Agreement. In the event of a transfer of ownership of Investors Common Stock or Investors Preferred Stock which is not registered in the transfer records of Investors, a certificate representing the proper number of shares of Firstar Common Stock may be issued or the proper amount of cash may be paid to a transferee if the Certificate representing such Investors Common Stock or Investors Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Firstar Common Stock and cash in lieu of any fractional shares of Firstar Common Stock, or cash, as the case may be, as contemplated by this Section 2.02.

                 (c)       Distributions with Respect to Unexchanged Shares.
No dividends or other distributions declared or made after the Effective Time with respect to Firstar Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Firstar Common Stock represented thereby, and no cash payment in lieu of fractional shares of Firstar Common Stock shall be paid to any such holder pursuant to Section 2.02(e), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Firstar Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, (A) the amount of any cash payable in lieu of a fractional share of Firstar Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (B) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Firstar Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Firstar Common Stock.

                 (d) No Further Ownership Rights in Investors Stock. All shares of Firstar Common Stock and all cash issued or paid upon the surrender for exchange or payment of shares of Investors Common Stock or Investors Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or 2.02(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Investors Common Stock or Investors Preferred Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Investors on such shares of Investors Common Stock or Investors Preferred Stock in accordance with the terms of the Agreement or prior to the date hereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Investors Common Stock or Investors Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Firstar for any reason, they shall be cancelled and exchanged as provided in this Plan of Merger.

                 (e) No Fractional Shares. Notwithstanding any other provision of this Plan of Merger to the contrary, neither certificates nor scrip representing fractional shares of Firstar Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Firstar. Each holder of shares of Investors Common Stock who would otherwise have been entitled to a fraction of a share of Firstar Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price per share of Firstar Common Stock at the Effective Time on the New York Stock Exchange Composite Transaction Tape. From time to time at the request of the Exchange Agent after the determination of amounts of cash to be paid to holders of Investors Common Stock in lieu of any fractional share interests, Firstar shall make available such amounts to the Exchange Agent.

                 (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of Investors for six months after the Effective Time shall be delivered to Firstar, upon demand, and any stockholders of Investors who have not theretofore complied with this
Section 2.02 shall thereafter look only to Firstar for payment of their claim for Firstar Common Stock or cash, including cash in lieu of fractional shares of Firstar Common Stock and any dividends or distributions with respect to Firstar Common Stock.

                 (g) No Liability. None of Firstar, Sub and Investors shall be liable to any holder of shares of Investors Common Stock or Investors Preferred Stock or Firstar Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                 (h) Withholding Rights. Firstar and Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Agreements to any former holder of shares of Investors Common Stock or Investors Preferred Stock such amounts as Firstar or Sub is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Firstar or Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of Investors Common Stock or Investors Preferred Stock in respect of which such deduction and withholding was made by Firstar or Sub.

                 2.03. Effect on Common Stock of Sub. At the Effective Time, the shares of Sub Common Stock validly issued and outstanding immediately prior to the Effective Time will continue to evidence 1,000 shares of common stock, $1.00 par value, of the Surviving Corporation so that all shares of capital stock of the Surviving Corporation will continue to be owned by Firstar. The outstanding certificates representing shares of Sub Common Stock will, after the Effective Time, continue to represent the same number of shares of the Surviving Corporation.

                                  ARTICLE III
                       CONDITIONS; TERMINATION; AMENDMENT

                 3.01. Conditions to the Merger. Consummation of the Merger is conditional upon the fulfillment or waiver of the conditions precedent set forth in Article VIII of the Agreement.

                 3.02. Termination. This Plan of Merger may be terminated and the Merger abandoned by mutual consent of the respective Boards of Directors of Investors and Sub at any time prior to the Effective Time. If the Agreement is terminated in accordance with Article X thereof, then this Plan of Merger will terminate simultaneously and the Merger will be abandoned without further action by Investors or Sub.

                 3.03. Amendment. Subject to the next following sentence, this Plan of Merger may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors (or, in the case of Firstar, the Interstate Banking and Acquisitions Committee of its Board of Directors) at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Investors or of Sub, but after any such approval by the stockholders of Investors, no amendment shall be made which has any of the effects described in Section 251(d) of the DGCL. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                 3.04. Extension; Waiver. At any time prior to the Effective Time, Firstar and Sub, on the one hand, and Investors, on the other hand, by action taken or authorized by their respective Board of Directors (or, in the case of Firstar, the Interstate Banking and Acquisitions Committee of its Board of Directors), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto and (ii) waive compliance by the other with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument on behalf of such party.

                                   ARTICLE IV
                               GENERAL PROVISIONS

                 4.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with receipt confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                 (a)       if to Firstar and/or Sub, to

                           Firstar Corporation
                           Attention:  Jon H. Stowe,
                           Executive Vice President
                           777 East Wisconsin Avenue
                           Milwaukee, WI  53202
                           Telecopy:  (414) 765-4349

                           with a copy to:

                           Firstar Corporation
                           Attention:  Howard H. Hopwood III,
                           Senior Vice President and General Counsel
                           777 East Wisconsin Avenue
                           Milwaukee, WI  53202
                           Telecopy:  (414) 765-6111

                 (b)       if to Investors, to

                           Investors Bank Corp.
                           Attention:  James M. Burkholder
                           President and Chief Executive Officer
                           200 East Lake Street
                           Wayzata, Minnesota  55391
                           Telecopy:  (612) 475-8727

                           with a copy to:

                           Dorsey & Whitney
                           Attention:  Thomas O. Martin, Esq.
                           220 South 6th Street
                           Minneapolis, Minnesota  55402-1498
                           Telecopy:  (612) 340-2860

                 4.02. Interpretation. When a reference is made in this Plan of Merger to Sections, such reference shall be to a Section of this Plan of Merger unless otherwise indicated. The headings contained in this Plan of Merger are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

                 4.03. Counterparts. This Plan of Merger may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                 4.04. Governing Law. This Plan of Merger shall be governed and construed in accordance with the laws of the State of Wisconsin, except as the MBCA and DGCL are expressly applicable to the Merger.

                 IN WITNESS WHEREOF, Sub, Investors and Firstar have caused this Plan of Merger to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                        FIRSTAR CORPORATION



                                        By: /s/ John A. Kielich
                                            ------------------------------
                                                Its:  First Vice President
Attest:


 /s/ William J. Schulz
 -----------------------------
Its:  First Vice President and
          Secretary

                                        FIRSTAR CORPORATION OF MINNESOTA



                                        By: /s/ John A. Kielich
                                            ------------------------
                                                Its:  Vice President
Attest:


 /s/ Joan M. Fagan
 ------------------------
Its:  Assistant Secretary


                                        INVESTORS BANK CORP.



                                        By: /s/ John G. Lohman, Jr.
                                            ----------------------------------
                                                Its:  Executive Vice President
Attest:


 /s/ Daniel A. Arrigoni
 -----------------------------
Its:  Executive Vice President

                                                                   EXHIBIT 10.01





                                                             INDEX
                    INSTITUTION                             WEIGHTING
                    -----------                             ---------
             Banc One Corporation                           12.59815%
             Norwest Corporation                            10.38056%
             KeyCorp                                         8.03616%
             NBD Bancorp, Inc.                               5.22383%
             National City Corporation                       4.93813%
             Huntington Bancshares Inc.                      4.26593%
             Comerica Incorporated                           3.89681%
             First Bank System, Inc.                         3.75595%
             Boatmen's Bancshares, Inc.                      3.44556%
             U.S. Bancorp                                    3.28950%
             Marshall & Ilsley Corporation                   3.13368%
             First Chicago Corporation                       2.85252%
             SouthTrust Corporation                          2.63009%
             State Street Boston Corp.                       2.51473%
             Fifth Third Bancorp                             2.03344%
             First of America Bank Corp.                     1.94685%
             AmSouth Bancorporation                          1.93871%
             Meridian Bancorp, Inc.                          1.90182%
             Signet Banking Corporation                      1.87102%
             Northern Trust Corporation                      1.77871%
             Midlantic Corporation                           1.72427%
             UJB Financial Corp.                             1.71271%
             First Security Corporation                      1.61802%
             Mercantile Bancorporation Inc.                  1.41962%
             Bancorp Hawaii, Inc.                            1.39491%
             Regions Financial Corp.                         1.37926%
             Old Kent Financial Corporation                  1.33621%
             Crestar Financial Corporation                   1.24096%
             Union Bank                                      1.16680%
             Integra Financial Corp.                         1.10311%
             BanPonce Corporation                            1.07868%
             First Tennessee National Corp.                  1.04879%
             BayBanks, Inc.                                  0.61971%
             Michigan National Corporation                   0.50318%
             First Empire State Corporation                  0.22159%

                                                                      APPENDIX C


                          PIPER JAFFRAY COMPANIES INC.
                             222 South Ninth Street
                          Minneapolis, MN  55402-3804




August 20, 1994



The Board of Directors
Investors Bank Corp.
200 E. Lake Street
Wayzata, Minnesota  55391

Members of the Board:

In connection with the proposed merger transaction (the "Merger") pursuant to an Agreement and Plan of Reorganization to be dated August 21, 1994 (the "Agreement"), whereby Investors Bank Corp. ("Investors") shall be merged with and into Firstar Corporation of Minnesota ("Firstar Minnesota"), a wholly-owned subsidiary of Firstar Corporation ("Firstar"), you have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Shareholders") of Investors' common stock of the consideration to be received in the Merger. Pursuant to the Agreement, the consideration to be received by the Shareholders will consist of Firstar common stock to be issued in a transaction which we have been advised by management of the parties will be accounted for as a pooling of interests transaction.

Piper Jaffray Inc. ("Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We make a market in Investors common stock and preferred stock and provide research coverage on Investors. We acted as manager of a public offering of Investors subordinated capital notes in 1989 and a public exchange offering of Investors preferred stock in 1991 and as a co-manager of a public offering of Investors subordinated notes in 1992. For our services in rendering this opinion, Investors will pay Piper Jaffray a fee which is not contingent upon the consummation of the Merger. Investors will also indemnify Piper Jaffray against certain liabilities in connection with its engagement.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances.
Among other things, we have reviewed a draft of the Agreement dated August 19, 1994, audited consolidated financial statements for Investors for the five years ended December 31, 1993, unaudited consolidated financial statements for Investors for the three and six month periods ended March 31 and June 30, 1994, respectively, audited consolidated financial statements for Firstar for the five years ended December 31, 1992, unaudited consolidated financial statements for Firstar for the three and six month periods ended March 31 and June 30, 1994, respectively, certain internal financial planning information of Investors prepared by its management, certain publicly available information relative to Investors and Firstar, certain other financial and securities data of Investors and Firstar, certain financial and securities data of companies deemed similar

The Board of Directors
August 20, 1994
Page 2


to Investors and Firstar or representative of the business sectors in which they operate, and the financial terms, to the extent publicly available, of certain merger transactions. We have had discussions regarding the financial condition, current operating results, business outlook and prospects for Investors and Firstar with members of their respective managements.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided by Investors and Firstar or otherwise made available to us and have not attempted independently to verify such information. We have further relied upon the assurances of Investors and Firstar management that the information provided has been prepared on a reasonable basis and, with respect to financial planning data, reflects the best currently available estimates, and that Investors and Firstar management are not aware of any information or facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets of Investors and Firstar, and we express no opinion regarding the liquidation value of any entity. We have not been authorized by the Board of Directors of Investors to solicit, and did not solicit, other entities for purposes of a business combination with Investors.

This opinion is based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof. We are not expressing any opinion herein as to the prices at which shares of Investors common stock or Firstar common stock have traded or at which such shares might trade at any future time.

This opinion is for the benefit of the Board of Directors of Investors and shall not be relied upon by others, and shall not be published or otherwise used, nor shall any public references to us be made, without our written consent. However, notwithstanding the foregoing, Piper Jaffray does consent to inclusion of the opinion in the proxy statement/prospectus to be issued in connection with the Special Meeting of Shareholders of Investors. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the Shareholders pursuant to the Agreement is fair, from a financial point of view, to the Shareholders as of the date hereof.

Sincerely,

PIPER JAFFRAY INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 20.         Indemnification of Directors and Officers.

                 Pursuant to the provisions of Wisconsin Business Corporation Law, Sections 180.0850 through 180.0859, inclusive, directors and officers of Firstar are entitled to mandatory indemnification from Firstar against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to Firstar and such breach or failure constituted: (a) a willful failure to deal fairly with Firstar or its stockholders in connection with a matter in which the director or officer had a material conflict of interest;
(b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Additionally, under Section 180.0828 of the Wisconsin Business Corporation Law, directors of Firstar are not subject to personal liability to Firstar, its stockholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined above.

                 Firstar's Bylaws contain similar indemnification provisions as to directors and officers of Firstar. In addition, Firstar has entered into individual indemnity agreements with all of its current directors. The indemnity agreements are virtually identical in all substantive respects to Firstar's Bylaws.

                 Expenses for the defense of any action for which indemnification may be available may be advanced by Firstar under certain circumstances.

                 Firstar maintains a liability insurance policy for officers and directors which extends to, among other things, liability arising under the Securities Act of 1933, as amended.

                 In addition, Firstar's Pension Plan and Thrift and Sharing Plan provide for indemnification of members of the plan committees and directors of Firstar as follows:

                 The Company shall indemnify each member of the Plan Committee and the Board and hold each of them harmless from the consequences of his acts or conduct in his official capacity, if he acted in good faith and in a manner he reasonably believed to be solely in the best interests of the Participants and their Beneficiaries, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. Such indemnification shall cover any and all attorneys' fees and expenses, judgments, fines and amounts paid in settlement, but only to the extent such amounts are not paid to such person(s) under the Company's fiduciary insurance policy and to the extent that such amounts are actually and reasonably incurred by such person(s).

Item 21.         Exhibits and Financial Statement Schedules.

                 (a) The following exhibits have been filed (except where otherwise indicated) as part of this Registration Statement:

Exhibit No.                       Exhibit

2(a) Agreement and Plan of Reorganization dated as of August 21, 1994, among Firstar Corporation, Firstar Corporation of Minnesota and Investors Bank Corp. (included as Appendix B of the Proxy Statement- Prospectus; Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request)

2(b) Plan of Merger dated as of August 21, 1994, between Investors Bank Corp. and Firstar Corporation of Minnesota and joined in by Firstar Corporation for certain limited purposes (included as Exhibit A to Appendix B of the Proxy Statement-Prospectus)

2(c) Merger Agreement dated as of August 21, 1994, between Firstar Bank of Minnesota, N.A. and Investors Savings Bank, F.S.B.

2(d) Form of Voting Agreement between Firstar Corporation and directors and executive officers of Investors Bank Corp., dated as of August 21, 1994

4(a) Indenture dated as of June 1, 1986, between Firstar Corporation and Chemical Bank, as Trustee, relating to Firstar Corporation's 10% Notes due 1996 (Exhibit 4(b) to Amendment No. 1 to Registration No. 33-5932; incorporated herein by reference)

4(b) Indenture dated as of May 1, 1988, between Firstar Corporation and Chemical Bank, as Trustee, relating to Firstar Corporation's 10-1/4% Notes due 1998 (Exhibit 4(a) to Amendment No. 1 to Registration No. 33-21527; incorporated herein by reference)

4(c) Shareholder Rights Plan of Firstar Corporation (Exhibit 4 of Form 8-K dated January 19, 1989; incorporated herein by reference)

4(d) Warrant Agreement dated October 15, 1991 between Investors Bank Corp. and Norwest Bank Minnesota, National Association (Exhibit 4.7 to Registration No. 33-42684; incorporated herein by reference)

 4(e) Form of Supplemental Warrant Agreement between Firstar Corporation and Norwest Bank Minnesota, National Association (to be filed by amendment)

5                Opinion of Howard H. Hopwood III, Esq.

8                Tax Opinion of Foley & Lardner (to be filed by amendment)

23(a) Consent of KPMG Peat Marwick LLP addressed to Board of Directors of Investors Bank Corp.

23(b) Consent of KPMG Peat Marwick LLP addressed to Board of Directors of Firstar Corporation

23(c)            Consent of Howard H. Hopwood III, Esq. (included in Exhibit 5)

23(d)            Consent of Foley & Lardner (included in Exhibit 8)

23(e)            Consent of Piper Jaffray Inc. (to be filed by amendment)

24               Powers of Attorney

99               Form of Proxy for the Investors Special Meeting of
                 Stockholders


                 (b) No financial statement schedules are required to be filed with regard to Firstar or Investors.

Item 22.         Undertakings.

                 (1) Firstar hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (2) Firstar hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a Prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering Prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (3) Firstar undertakes that every Prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Firstar pursuant to the foregoing provisions, or otherwise, Firstar has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Firstar of expenses incurred or paid by a director, officer or controlling person or Firstar in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Firstar will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 (5) Firstar hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                 (6) Firstar hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                 (7) Firstar hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

                 Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Milwaukee and State of Wisconsin on January 12, 1995.

                                        FIRSTAR CORPORATION


                                        By:     /s/ Roger L. Fitzsimonds
                                        --------------------------------
                                        Roger L. Fitzsimonds
                                        Chairman of the Board and
                                        Chief Executive Officer


                 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 Signature                                  Title                           Date
 ---------                                  -----                           ----
 /s/ Roger L. Fitzsimonds                   Chairman of the Board, Chief    January 12, 1995
 ----------------------------------         Executive Officer and
 Roger L. Fitzsimonds                       Director


 /s/ John A. Becker               *         President, Chief Operating      January 12, 1995
 ---------------------------------          Officer and Director
 John A. Becker

 /s/ William H. Risch             *         Senior Vice President-Finance   January 12, 1995
 ---------------------------------          and Treasurer
 William H. Risch

 /s/ Michael E. Batten            *         Director                        January 12, 1995
 ---------------------------------
 Michael E. Batten

                                            Director
 ----------------------------------
 Robert C. Buchanan

 /s/ George M. Chester, Jr.       *         Director                        January 12, 1995
 ---------------------------------
 George M. Chester, Jr.

 /s/ Roger H. Derusha             *         Director                        January 12, 1995
 ---------------------------------
 Roger H. Derusha

 /s/ James L. Forbes              *         Director                        January 12, 1995
 ---------------------------------
 James L. Forbes

 /s/ Holmes Foster                *         Director                        January 12, 1995
 ---------------------------------
 Holmes Foster

 /s/ Joseph F. Heil, Jr.          *         Director                        January 12, 1995
 ---------------------------------
 Joseph F. Heil, Jr.

 /s/ John H. Hendee, Jr.          *         Director                        January 12, 1995
 ---------------------------------
 John H. Hendee, Jr.

 Signature                                  Title                           Date
 ---------                                  -----                           ----
 /s/ Jerry M. Hiegel              *         Director                        January 12, 1995
 ---------------------------------
 Jerry M. Hiegel

 /s/ Joseph F. Hladky, III        *         Director                        January 12, 1995
 ---------------------------------
 Joseph F. Hladky, III

 /s/ James H. Keyes               *         Director                        January 12, 1995
 ---------------------------------
 James H. Keyes

 /s/ Sheldon B. Lubar             *         Director                        January 12, 1995
 ---------------------------------
 Sheldon B. Lubar

 /s/ Daniel F. McKeithan, Jr.     *         Director                        January 12, 1995
 ---------------------------------
 Daniel F. McKeithan, Jr.

 /s/ George W. Mead, II           *         Director                        January 12, 1995
 ---------------------------------
 George W. Mead, II

 /s/ Guy A. Osborn                *         Director                        January 12, 1995
 ---------------------------------
 Guy A. Osborn

                                            Director
 ----------------------------------
 Judith D. Pyle

 /s/ Clifford V. Smith, Jr.       *         Director                        January 12, 1995
 ---------------------------------
 Clifford V. Smith, Jr.

 /s/ William W. Wirtz             *         Director                        January 12, 1995
 ---------------------------------
 William W. Wirtz


                                        By: /s/ Howard H. Hopwood, III
                                        -----------------------------------
                                        Howard H. Hopwood, III
                                        Attorney-in-Fact


__________________________

*Pursuant to authority granted by powers of attorney filed with the Registration Statement.

                                 EXHIBIT INDEX

                                                                                                         Sequential
Exhibit No.                                       Exhibit                                                Page Number
- -----------                                       -------                                                -----------
    2(a)                          Agreement and Plan of Reorganization dated as of August 21, 1994, among Firstar Corporation, Firstar Corporation of Minnesota and
                                  Investors Bank Corp. (included as Appendix B of the Proxy Statement-
                                  Prospectus; Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request)

    2(b)                          Plan of Merger dated as of August 21, 1994, between Investors Bank
                                  Corp. and Firstar Corporation of Minnesota and joined in by Firstar
                                  Corporation for certain limited purposes (included as Exhibit A to
                                  Appendix B of the Proxy Statement-Prospectus)

    2(c)                          Merger Agreement dated as of August 21, 1994, between Firstar Bank of
                                  Minnesota, N.A. and Investors Savings Bank, F.S.B.

    2(d)                          Form of Voting Agreement between Firstar Corporation and directors and executive officers of Investors Bank Corp., dated as of August 21,
                                  1994

    4(a)                          Indenture dated as of June 1, 1986, between Firstar Corporation and
                                  Chemical Bank, as Trustee, relating to Firstar Corporation's 10% Notes due 1996 (Exhibit 4(b) to Amendment No. 1 to Registration No. 33-5932;
                                  incorporated herein by reference)

    4(b)                          Indenture dated as of May 1, 1988, between Firstar Corporation and
                                  Chemical Bank, as Trustee, relating to Firstar Corporation's 10-1/4%
                                  Notes due 1998 (Exhibit 4(a) to Amendment No. 1 to Registration No.
                                  33-21527; incorporated herein by reference)

    4(c)                          Shareholder Rights Plan of Firstar Corporation (Exhibit 4 of Form 8-K
                                  dated January 19, 1989; incorporated herein by reference)

    4(d)                          Warrant Agreement dated October 15, 1991 between Investors Bank Corp.
                                  and Norwest Bank Minnesota, National Association (Exhibit 4.7 to
                                  Registration No. 33-42684; incorporated herein by reference)

    4(e)                          Form of Supplemental Warrant Agreement between Firstar Corporation and
                                  Norwest Bank Minnesota, National Association (to be filed by amendment)

    5                             Opinion of Howard H. Hopwood III, Esq.

    8                             Tax Opinion of Foley & Lardner (to be filed by amendment)

    23(a)                         Consent of KPMG Peat Marwick LLP addressed to Board of Directors of
                                  Investors Bank Corp.

                                                                                                         Sequential
Exhibit No.                                       Exhibit                                                Page Number
- -----------                                       -------                                                -----------
    23(b)                         Consent of KPMG Peat Marwick LLP addressed to Board of Directors of
                                  Firstar Corporation

    23(c)                         Consent of Howard H. Hopwood III, Esq. (included in Exhibit 5)

    23(d)                         Consent of Foley & Lardner (included in Exhibit 8)

    23(e)                         Consent of Piper Jaffray Inc. (to be filed by amendment)

    24                            Powers of Attorney

    99                            Form of Proxy for the Investors Special Meeting of Stockholders